GREAT-WEST
LIFECO INC.

April 12, 2005


05007349


RECEIVED
APR 13 2005
185
WASH, D.C.
SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- March 9, 2005 (purchase and cancellation).
- March 16, 2005 (purchase and cancellation).
- March 28, 2005 (purchase and cancellation).
- March 31, 2005 (purchase and cancellation).
- April 6, 2005 (purchase and cancellation of two Normal Course Issuer Bids).

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

dlw 4/20

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

L509-01/02

2005-04-06, 17:48:50, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha


PROCESSING
APR 13 2005
SECTION

Security designation	Common Shares
Opening balance of securities held	6700
Filing date	2005-04-06
Date of transaction	2005-04-01
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	6700
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-04-06, 17:47:22, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-04-06		
Date of transaction	2005-04-01		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	6700		
Unit price or exercise price	26.8991	Currency	Canadian Dollar
Closing balance of securities held	6700		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-04-06, 17:45:14, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	30600
Filing date	2005-04-06
Date of transaction	2005-03-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	30600
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-04-06, 17:43:24, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-04-06		
Date of transaction	2005-03-31		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	30600		
Unit price or exercise price	27.0012	Currency	Canadian Dollar
Closing balance of securities held	30600		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-03-31, 12:37:20, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-03-31
Date of transaction	2005-03-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-03-31, 12:33:50, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-03-31		
Date of transaction	2005-03-21		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	27.1505	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-03-28, 09:24:56, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-03-28
Date of transaction	2005-03-18
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-03-28, 09:23:02, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-03-28		
Date of transaction	2005-03-18		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	27.9321	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-03-16, 15:17:21, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2005-03-16		
Date of transaction	2005-03-11		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-03-16, 15:15:20, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2005-03-16
Date of transaction	2005-03-11
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	28.7168 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-03-09, 13:48:46, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2005-03-09
Date of transaction	2005-03-04
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-03-09, 13:46:19, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-03-09		
Date of transaction	2005-03-04		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	28.8475	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

GREAT-WEST
LIFECO INC.

April 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Restated Certificate of Incorporation dated August 7, 1997
- Articles/Certificate of Amendment dated November 6, 1997
- Articles/Certificate of Amendment dated April 23, 1998
- Articles/Certificate of Amendment dated September 9, 1998
- Articles/Certificate of Amendment dated March 3, 1999
- Articles/Certificate of Amendment dated April 22, 1999
- Articles/Certificate of Amendment dated April 26, 2001
- Articles/Certificate of Amendment dated July 7, 2003
- Articles/Certificate of Amendment dated April 29, 2004
- Articles/Certificate of Amendment dated September 9, 2004
- By-Law No. 1
- Debenture issued August 9, 2000, maturing August 10, 2015
- Debenture issued November 23, 2001 maturing November 24, 2031
- Debenture issued March 20, 2003, maturing March 21, 2018
- Debenture issued March 20, 2003, maturing March 21, 2033

- Notice of Annual Meeting of Shareholders dated February 1, 2005
- Form of Proxy – Annual and Special Meeting to be held on May 5, 2005
- Management Proxy Circular dated March 3, 2005, including Notice of Annual Meeting
- 2004 Great-West Lifeco Inc. Annual Report
- Chief Executive Officer and Chief Financial Officer Certifications of Annual Filings dated February 17, 2005
- Annual Information Form dated March 28, 2005

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,



Connie Neilson
Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

L509-01/02

Exemption # 82-34728



Industry Canada   Industrie Canada

Restated Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution à jour

Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC.

Name of corporation-Dénomination de la société

007478-1

Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions,* tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Director - Directeur

August 7, 1997/le 7 août 1997

Effective Date of Restatement - Date d'entrée en vigueur de la mise à jour

Canada

CANADA BUSINESS CORPORATIONS ACT
FORM 7
RESTATED ARTICLES OF INCORPORTION
(SECTION 174)



LOI SUR LES SOCIÉTÉS COMMERCIALES CANADIENNES
FORMULE 7
STATUTS DE MISE À JOUR
(ARTICLE 174)

1 - Name of Corporation - Dénomination de la société

GREAT-WEST LIFECO INC.

Corporation No. - N° de la société

007478-1

2 - The place in Canada where the registered office is situated / Lieu au Canada ou est situé le siège social

In the City of Winnipeg,
in the Province of Manitoba.

3 - The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of preferred shares designated as First Preferred Shares, issuable in series; an unlimited number of preferred shares designated as Class A Preferred Shares, issuable in series; an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series; and an unlimited number of Common Shares. The rights, privileges, restrictions and conditions attaching to the shares are set forth in Schedules I to IV attached hereto.

4 - Restrictions if any on share transfers / Restrictions sur le transfert des actions s'il y a lieu

See section 2.6 in Schedule I attached hereto relating to the First Preferred Shares.

5 - Number (or minimum and maximum number) of directors / Nombre (ou nombre minimum et maximum) d'administrateurs

Twenty-one (21)

6 - Restrictions if any on business the corporation may carry on / Limites imposées quant aux activités que la société peut exploiter, s'il y a lieu

N/A

7 - Other provisions if any / Autres dispositions s'il y a lieu

See Schedule V and Schedule VI attached hereto.

The foregoing restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Cette mise à jour des statuts constitutifs démontre exactement sans changement substantif les dispositions correspondantes des statuts constitutifs tels que modifiés et remplacent les statuts constitutifs originaux.

Date	Signature	Description of Office - Description du poste
July 30, 1997	[signature]	Vice-President, Counsel and Secretary, Canada

FOR DEPARTMENTAL USE ONLY / À L'USAGE DU MINISTÈRE SEULEMENT

AUG / AOÛT 1 1 1997

SCHEDULE I

ARTICLE 1.

AUTHORIZED SHARE CAPITAL

An unlimited number of preferred shares designated as First Preferred Shares, issuable in series; an unlimited number of preferred shares designated as Class A Preferred Shares, issuable in series; an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series; and an unlimited number of Common Shares.

ARTICLE 2.

FIRST PREFERRED SHARES

The First Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

2.1. *Directors' Authority to Issue in One or More Series*

The directors of the Corporation may issue the First Preferred Shares at any time and from time to time in one or more series. Before any shares of a particular series are issued, the directors of the Corporation shall fix the number of shares that will form such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or rates and amount or method or methods of calculating the dividends thereon, the currency or currencies of payment of dividends, the time and place of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any) and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the directors shall send to the Director under the *Canada Business Corporations Act*, as amended or replaced from time to time, (the "CBCA") articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

2.2. *Ranking of First Preferred Shares*

No rights, privileges, restrictions or conditions attached to a series of First Preferred Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of First Preferred Shares. The First Preferred Shares shall rank on a parity with the Class A Preferred Shares, and shall be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares, with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or

.nvoluntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of First Preferred Shares or a series of Class A Preferred Shares are not paid in full, the First Preferred Shares of all series and the Class A Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares and the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied toward the payment and satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with sections 2.1 to 2.4 of this Schedule over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares as may be determined in the case of such series of First Preferred Shares.

2.3. Voting Rights

Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of First Preferred Shares, the holders of the First Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

2.4. Approval of Holders of First Preferred Shares

The rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of First Preferred Shares given as hereinafter specified.

The approval of the holders of First Preferred Shares to add to, change or remove any right, privilege, restriction or condition attached to the First Preferred Shares as a class or any other matter requiring the consent of the holders of the First Preferred Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of First Preferred Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the CBCA and the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of holders of First Preferred Shares as a class, or at a joint meeting of the holders of two or more series of First Preferred Shares, each holder of First Preferred Shares entitled to vote thereat shall have one vote in respect of each First Preferred Share held by the holder.

2.5. **Voting in Particular Circumstances**

(a) The holders of First Preferred Shares shall, on and after June 1, 1997 or such later date upon which the provisions of the *Insurance Companies Act* (Canada), as amended or replaced from time to time, (the "ICA") relating to the 35% public voting requirement currently in section 411 of the ICA may become applicable to The Great-West Life Assurance Company ("GWL"), be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation other than meetings of holders of a class or series of a class of shares at which such holders are entitled to vote separately as a class or series of a class. The holders of the First Preferred Shares shall be entitled to vote at such meetings on the basis of a number of votes per share that is equal to X, where X is calculated on the basis of the following formula and then rounded up to the nearest one-hundredth of a vote:

$$XC + A = 0.35\,(X(C + D) + B)$$

with the result that:

$$X = \frac{0.35B - A}{0.65C - 0.35D}$$

where,

X = the number of votes per First Preferred Share;

A = the number of outstanding Common Shares other than (i) Common Shares beneficially owned by persons who have a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, and (ii) Common Shares beneficially owned by entities controlled by a person who has a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class (as "control" is defined in the ICA);

B = the total number of outstanding Common Shares;

C = the number of outstanding First Preferred Shares other than (i) First Preferred Shares beneficially owned by persons who have a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, and (ii) First Preferred Shares beneficially owned by entities controlled by a person who has a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class (as "control" is defined in the ICA); and

D = the number of outstanding First Preferred Shares which are owned by or on behalf of a person referred to in paragraph 2.6.5(c) of this Schedule and which that person is entitled to vote under the terms of that paragraph.

For the purposes of this calculation, the number of shares outstanding shall be determined as of the close of business on the day before the day of the meeting at which the holders of shares shall be entitled to vote.

(b) The Corporation shall give written notice to each holder of record of First Preferred Shares of any date after which holders of First Preferred Shares are entitled to receive notice of and to attend meetings of holders of voting shares of the Corporation, unless such date is June 1, 1997 in which case no notice shall be given.

(c) The written notice contemplated in subsection 2.5(b) of this Schedule shall be given to each holder of record of First Preferred Shares as soon as practicable after the Corporation becomes aware of any date later than June 1, 1997 upon which the provisions of the ICA relating to the 35% public voting requirement currently in section 411 of the ICA become applicable to GWL.

(d) The procedure for giving written notice as contemplated by subsection 2.5(b) of this Schedule shall be to deliver to, or to mail the same by ordinary unregistered mail in a prepaid envelope addressed to, each shareholder of the Corporation at the address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder, provided, however, that accidental failure or omission to give any such notice to one or more of such shareholders shall not affect the validity of the provisions of any of subsections 2.5(a), 2.5(b) or 2.5(c) of this Schedule.

2.6. Issue, Transfer and Voting Restrictions

2.6.1. Interpretation

In this section 2.6:

(a) The terms "beneficial ownership", "control", "body corporate", "entity" and "person" shall have the meanings ascribed to those terms, respectively, in the ICA;

(b) All terms other than those referred to in paragraph 2.6.1(a) of this Schedule and which are not otherwise defined herein shall have the meanings ascribed to those terms in the CBCA and in the *Canada Business Corporations Regulations* (the "Regulations") as amended or replaced from time to time. Words importing the singular include the plural and vice versa and words importing gender include masculine, feminine and neuter genders; and

(c) A person has a "Significant Interest" in a class of Shares where the aggregate of:

(i) any Shares of that class beneficially owned by the person; and

(ii) any Shares of that class beneficially owned by persons controlled by the person,

exceeds 10 per cent of all of the outstanding Shares of that class.

2.6.2. Definitions

In this section 2.6:

(a) "Individual Share Constraint" has the meaning ascribed thereto in subsection 2.6.3 of this Schedule;

(b) "First Preferred Shares" means the First Preferred Shares of any series in the capital of the Corporation now existing or hereafter created;

(c) "Share" means any share of any class of shares in the capital of the Corporation now existing or hereafter created; and

(d) "Shareholder Declaration" has the meaning ascribed thereto in paragraph 2.6.6(a)(i) of this Schedule.

2.6.3. Individual Share Constraint

No person shall beneficially own a Significant Interest in the First Preferred Shares as a class, and no entity controlled by a person which beneficially owns a Significant Interest in the First Preferred Shares as a class shall beneficially own any First Preferred Shares. This prohibition is referred to in this Schedule as the "Individual Share Constraint".

2.6.4. Issue and Transfer of Constrained Shares

(a) The directors of the Corporation shall not issue a First Preferred Share to a person:

(i) whose ownership of such First Preferred Share would be contrary to the Individual Share Constraint;

(ii) who has not furnished a Shareholder Declaration requested by the Corporation; or

(iii) whose ownership of such First Preferred Share the directors of the Corporation have determined, on the basis of information furnished to the Corporation by that person pursuant to a Shareholder Declaration, may be contrary to the Individual Share Constraint.

(b) The directors of the Corporation shall refuse to register a transfer of a First Preferred Share if the transfer is to a person:

(i) whose ownership of such First Preferred Share is contrary to the Individual Share Constraint;

(ii) who has not furnished a Shareholder Declaration requested by the Corporation; or

(iii) whose ownership of such First Preferred Share the directors of the Corporation have determined, on the basis of information furnished to the Corporation by that person pursuant to a Shareholder Declaration, may be contrary to the Individual Share Constraint.

(c) Notwithstanding paragraph 2.6.4(b) of this Schedule, the directors of the Corporation shall register a transfer of a First Preferred Share to a person if that person establishes that he was the beneficial owner of that First Preferred Share on the day upon which the constrained share provisions in this Schedule became effective.

2.6.5. Limitation on Voting Rights

(a) Subject to paragraph 2.6.5(c) of this Schedule, where First Preferred Shares are held by or on behalf of a person in contravention of the Individual Share Constraint, no person shall, in person or by proxy, exercise the voting rights attached to the First Preferred Shares of that person.

(b) In the event that it appears from the share register of the Corporation that First Preferred Shares held by a shareholder are not held in contravention of the Individual Share Constraint, a proxyholder for that shareholder may vote those First Preferred Shares, unless the proxyholder has knowledge that the First Preferred Shares beneficially owned by the shareholder are held in contravention of the Individual Share Constraint.

(c) In the event that, on the day upon which the constrained share provisions in this Schedule became effective, First Preferred Shares are held by or on behalf of a person in contravention of the Individual Share Constraint, that person or his nominee may, in person or by proxy, exercise the voting rights attached to the lesser of the First Preferred Shares so held on that day or on any subsequent day.

(d) After the total number of First Preferred Shares held by or on behalf of the person referred to in paragraph 2.6.5(c) of this Schedule is reduced below the Individual Share Constraint, he or his nominee may, in person or by proxy, exercise the voting rights attached to those First Preferred Shares.

2.6.6. Directors Empowered to Make Rules

(a) The directors of the Corporation may, by resolution, make, amend or repeal any rules or by-laws they deem necessary or appropriate to administer the restrictions provided for herein, including rules or by-laws:

(i) to require any person in whose name First Preferred Shares are registered to furnish a declaration under the *Canada Evidence Act*, as amended or replaced from time to time, or in such other form as the directors may determine (a "Shareholder Declaration") declaring whether the shareholder is the beneficial owner of the First Preferred Shares or holds them for the beneficial owner, and if so, identifying the beneficial owner; and declaring any further or other facts that the directors consider relevant;

(ii) to require any person seeking to have a transfer of a First Preferred Share registered in that person's name or to have a First Preferred Share issued to that person to furnish a Shareholder Declaration similar to the Shareholder Declaration a shareholder may be required to furnish under paragraph 2.6.6(a)(i) of this Schedule; and

(iii) to determine the circumstances in which any Shareholder Declarations are required, their form, content and the time within which they are to be furnished.

(b) In administering the provisions in this Schedule, the directors, and any officer, employee or agent of the Corporation may rely upon:

(i) a Shareholder Declaration; and

(ii) the knowledge of such directors, officer, employee or agent,

and the Corporation, its directors, officers, employees and agents are not liable for anything done or omitted by them in good faith in reliance upon such statements or knowledge.

2.6.7. Disclosure

The directors of the Corporation shall cause to be noted conspicuously the general nature of these provisions in every:

(a) certificate representing First Preferred Shares issued after the day on which the First Preferred Shares become subject to these provisions;

(b) management proxy circular;

(c) prospectus, statement of material facts, registration statement or similar document; and

(d) takeover bid circular where the consideration for the shares of the offeree corporation is in whole or in part securities of the Corporation.

ARTICLE 3.

CLASS A PREFERRED SHARES

The Class A Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

3.1. Directors' Authority to Issue in One or More Series

The directors of the Corporation may issue the Class A Preferred Shares at any time and from time to time in one or more series. Before any shares of a particular series are issued, the directors of the Corporation shall fix the number of shares that will form such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or rates and amount or method or methods of calculating the dividends thereon, the currency or currencies of payment of dividends, the time and place of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any) and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the directors shall send to the Director under the CBCA articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

3.2. Ranking of Class A Preferred Shares

No rights, privileges, restrictions or conditions attached to a series of Class A Preferred Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Class A Preferred Shares. The Class A Preferred Shares shall rank on a parity with the First Preferred Shares, and shall be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the Class A Preferred Shares, with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A Preferred Shares or a series of First Preferred Shares are not paid in full, the Class A Preferred Shares of all series and the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however that in the event of there being insufficient assets to

satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Preferred Shares and the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied toward the payment and satisfaction of claims in respect of dividends. The Class A Preferred Shares of any series may also be given such other preferences not inconsistent with sections 3.1 to 3.4 of this Schedule over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the Class A Preferred Shares as may be determined in the case of such series of Class A Preferred Shares.

3.3. Voting Rights

Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Class A Preferred Shares, the holders of the Class A Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

3.4. Approval of Holders of Class A Preferred Shares

The rights, privileges, restrictions and conditions attached to the Class A Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of Class A Preferred Shares given as hereinafter specified.

The approval of the holders of Class A Preferred Shares to add to, change or remove any right, privilege, restriction or condition attached to the Class A Preferred Shares as a class or any other matter requiring the consent of the holders of the Class A Preferred Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class A Preferred Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the CBCA and the by-laws of the Corporation with respect to meetings of shareholders, except that if at any meeting of holders of Class A Preferred Shares the quorum is not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Class A Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Class A Preferred Shares. On every poll taken at a meeting of holders of Class A Preferred Shares as a class, or at a joint meeting of the holders of two or more series of Class A Preferred Shares, each holder of Class A Preferred Shares entitled to vote thereat shall have one vote in respect of each Class A Preferred Share held by the holder.

ARTICLE 4.

SECOND PREFERRED SHARES

The Second Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

4.1. Directors' Authority to Issue in One or More Series

The directors of the Corporation may issue the Second Preferred Shares at any time and from time to time in one or more series. Before any shares of a particular series are issued, the directors of the Corporation shall fix the number of shares that will form such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or rates and amount or method or methods of calculating the dividends thereon, the currency or currencies of payment of dividends, the time and place of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any) and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the directors shall send to the Director under the CBCA articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors.

4.2. Ranking of Second Preferred Shares

No rights, privileges, restrictions or conditions attached to a series of Second Preferred Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Second Preferred Shares. The Second Preferred Shares shall be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Second Preferred Shares are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied toward the payment and satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with sections 4.1 to 4.4 of this Schedule over the Common Shares

and over any other shares ranking junior to the Second Preferred Shares as may be determined in the case of such series of Second Preferred Shares.

4.3. Voting Rights

Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Second Preferred Shares, the holders of the Second Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

4.4. Approval of Holders of Second Preferred Shares

The rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of Second Preferred Shares given as hereinafter specified.

The approval of the holders of Second Preferred Shares to add to, change or remove any right, privilege, restriction or condition attached to the Second Preferred Shares as a class or any other matter requiring the consent of the holders of the Second Preferred Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Second Preferred Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the CBCA and the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of holders of Second Preferred Shares as a class, or at a joint meeting of the holders of two or more series of Second Preferred Shares, each holder of Second Preferred Shares entitled to vote thereat shall have one vote in respect of each Second Preferred Share held by the holder.

ARTICLE 5.

COMMON SHARES

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

5.1. Dividends

Subject to the prior rights of the holders of the First Preferred Shares, the Second Preferred Shares and the Class A Preferred Shares and to any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors out of moneys properly applicable to the payment of dividends, in such amount and in such forms as the Board of Directors may from time to time

determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

5.2. Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the First Preferred Shares, the Second Preferred Shares and the Class A Preferred Shares and to any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

5.3. Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

SCHEDULE II

NON-CUMULATIVE FIRST PREFERRED SHARES, SERIES A RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The first series of First Preferred Shares shall consist of 8,000,000 shares designated "Non-Cumulative First Preferred Shares, Series A" (the "Series A Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE 1.

DIVIDENDS

1.1. Dividend Payment Dates and Dividend Periods

The dividend payment dates (the "Dividend Payment Dates") in respect of the dividends payable on the Series A Shares shall be the last day of each of the months of March, June, September and December in each year. A Dividend Period shall mean the period from and including the date of issue of the Series A Shares to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

1.2. Payment of Dividends

The holders of Series A Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends (the "Quarterly Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, the first of such dividends to be payable on December 31, 1992 and to be in an amount per share determined in accordance with section 1.3 of this Schedule. For all subsequent Dividend Periods, dividends, subject to section 1.3 of this Schedule, shall be in an amount per Series A Share equal to $0.46875 per share.

1.3. Dividend for Other than a Full Dividend Period

The holders of Series A Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends for any period which is less than a full Dividend Period as follows:

(a) an initial dividend in respect of the period from and including the date of the initial issue of the Series A Shares to but excluding December 31, 1992 (the "Initial Dividend Period") equal to the amount obtained (rounded to five decimal

places) when $1.875 is multiplied by a fraction of which the numerator is the number of days in the Initial Dividend Period and the denominator of which is 365; which, if the Series A Shares are issued on August 18, 1992, shall be $0.69349 per share; and

(b) a dividend in an amount per share with respect to any Series A Share:

(i) which is issued, redeemed, purchased or converted during any Dividend Period; or

(ii) where the assets of the Corporation are distributed to the holders of the Series A Shares pursuant to section 2.2 of Schedule I to these Restated Articles of Incorporation, the provisions attaching to the First Preferred Shares as a class, with an effective date during any Dividend Period;

equal to the amount obtained (rounded to five decimal places) when $1.875 is multiplied by a fraction of which the numerator is the number of days in such Dividend Period that such share has been outstanding (excluding the date of issue, redemption, purchase, or conversion or the effective date for the distribution of assets) and the denominator of which is the number of days in the year in which such Dividend Period falls.

1.4. Payment Procedure

The Corporation shall pay the dividends on the Series A Shares to the holders of record thereof at the close of business on the second business day immediately preceding the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada. The delivery or mailing of any cheque to a holder of Series A Shares shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 2.

REDEMPTION, CONVERSION AND PURCHASE

2.1. General

(a) Subject to Article 5 of this Schedule and to the extent permitted by applicable law, the Series A Shares may be redeemed, converted or purchased by the Corporation as provided in this Article 2 and section 3.3 of this Schedule but not otherwise.

(b) For the purposes hereof, the "Common Shares" of the Corporation shall mean such common shares as currently constituted and any shares resulting from a reclassification of the common shares of the Corporation or which result from a capital reorganization of the Corporation or a consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of the common shares or a change of the common shares into other shares or securities).

2.2. Redemption and Conversion Rights

(a) The Series A Shares shall not be redeemable prior to April 1, 1999. The Corporation may, upon giving notice as hereinafter provided, redeem on or after April 1, 1999 at any time the whole or from time to time any part of the then outstanding Series A Shares, by the payment of an amount in cash for each Series A Share so redeemed equal to the sum of $25.00 plus an amount equal to all declared and unpaid dividends thereon up to but excluding the date fixed for redemption (the "Redemption Price").

(b) The Series A Shares shall not be convertible at the option of the Corporation prior to April 1, 1999. Subject to the approval of The Toronto Stock Exchange (the "TSE"), The Montreal Exchange and the Winnipeg Stock Exchange, the Corporation may, by giving notice as hereinafter provided, convert the whole or from time to time any part of the then outstanding Series A Shares into fully paid, non-assessable and freely tradeable (in all provinces of Canada) Common Shares of the Corporation (the "Common Shares") on the basis that the Series A Shares of each holder called for conversion by the Corporation will be converted into (subject to that exception as to fractions contained in section 2.7 of this Schedule) that number (the "Common Share Conversion Number") of Common Shares as is equal to the product of:

(i) the number obtained when

(A) $25.00 plus an amount equal to all declared and unpaid dividends per Series A Share up to but excluding the date fixed for conversion,

is divided by

(B) the greater of (I) $3.00 and (II) 95% of the weighted average trading price (the "Weighted Price") of all Common Shares of the Corporation traded on the TSE for the 20 trading days ending on the last trading day which is the fourth day immediately prior to the date specified for conversion or, if such fourth day is not a trading day on the TSE, then the last trading day ending immediately prior to such fourth day,

with the result of that calculation being rounded upward to the nearest 1/100 of a common share; and

(ii) the number of Series A Shares of such holder being converted.

(c) If less than all of the outstanding Series A Shares are to be redeemed or converted, the shares to be redeemed or converted shall be selected by lot, or pro rata (disregarding fractions) in such other manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine.

2.3. Manner of Redemption or Conversion

(a) Notice of redemption or conversion of Series A Shares shall be given by the Corporation not less than 30 nor more than 60 calendar days prior to the date fixed for redemption and not less than 40 nor more than 60 calendar days prior to the date fixed for conversion, to each holder of Series A Shares to be redeemed or converted, as the case may be. Such notice shall set out (i) the date (the "Redemption/Conversion Date") on which the redemption or conversion is to take place; (ii) unless all the Series A Shares held by the holder to whom it is addressed are to be redeemed or converted, the number of Series A Shares so held which are to be redeemed or converted; (iii) whether the Corporation shall redeem or convert such Series A Shares; (iv) the Redemption Price or the method of determining the Common Share Conversion Number, as the case may be; and (v) where the Series A Shares are to be converted into Common Shares, the advice that such Common Shares will be registered in the name of the registered holder of the Series A Shares to be converted unless the Transfer Agent for the Series A Shares (the "Transfer Agent") receives from such holder, on or before the tenth calendar day prior to the Redemption Date (the "Transferee Notice Date"), at the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Toronto or Montreal, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in some other name or names (the "Transferee") and stating the name or names (with addresses) accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of such Transferee to hold such Common Shares. The Corporation shall issue and deliver to one or more Canadian business news services a press release within 24 hours of the end of the 20 trading day period for calculation of the Weighted Price announcing the Common Share Conversion Number.

(b) In the case of a redemption, on and after the Redemption Date the Corporation shall pay or cause to be paid to the holders of the Series A Shares so called for redemption the Redemption Price therefor on presentation and delivery at the head office of the Corporation, the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Montreal or Toronto, or

such other place or places in Canada designated in the notice referred to in subsection 2.3(a) of this Schedule, of the certificate or certificates representing the Series A Shares so called for redemption. Such payment shall be made by cheque and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Series A Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption/Conversion Date, the holders of Series A Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series A Shares in respect of such shares except the right to receive therefor the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired.

(c) In the case of a redemption, the Corporation shall have the right at any time after mailing a notice of redemption to deposit the aggregate Redemption Price of the Series A Shares thereby called for redemption, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank for the holders of such shares, and upon such deposit being made or upon the date fixed for redemption, whichever is the later, the Series A Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of each holder thereof shall be limited to receiving, without interest, his proportionate part of the Redemption Price so deposited upon presentation and surrender of the certificates representing the Series A Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Redemption moneys which remain unclaimed for a period of six years from the Redemption/Conversion Date may be reclaimed and used by the Corporation for its own purposes.

(d) In the case of a conversion of Series A Shares into Common Shares, on and after the Redemption/Conversion Date the Corporation shall deliver the Common Share Conversion Number of Common Shares on presentation and delivery by the holder at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Montreal or Toronto, or such other place or places in Canada designated in the notice referred to in subsection 2.3(a) of this Schedule, of the certificate or certificates representing the Series A Shares so called for conversion. The Corporation shall deliver or cause to be delivered certificates representing such Common Shares registered in the name of the holders of Series A Shares to be converted, or as such holders shall have directed as aforesaid. Series A Shares so converted shall be converted effective on the Redemption/Conversion Date. From and after the Redemption/Conversion Date, the holders of Series A Shares so converted who have not presented and delivered the certificate or certificates representing such shares as herein required shall cease to be entitled to dividends on such Series A Shares or to exercise any of the rights of holders of Series A Shares in respect of such shares except the right to receive therefor the Common

Share Conversion Number of Common Shares and any payment with respect to a fraction of a Series A Share.

(e) If less than all the Series A Shares represented by any certificate shall be redeemed or converted, a new certificate for the balance shall be issued without cost to the holder.

(f) The Corporation shall not exercise its right to convert any Series A Shares into common shares if on the date for giving notice or on the Conversion Date the Common Shares are not listed on the TSE.

(g) The Corporation shall use its best efforts to ensure that so long as any Series A Shares are outstanding, the Common Shares of the Corporation shall continue to be listed on the TSE.

2.4. Purchase

The Corporation may purchase at any time all or from time to time any number of the outstanding Series A Shares in the open market (including purchases through or from an investment dealer or firm holding membership on a stock exchange) or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Series A Shares, at a price per share in each case not exceeding the applicable Redemption Price at the time of purchase plus costs of purchase. If upon any invitation for tenders the Corporation receives tenders for Series A Shares at the same price in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the shares to be purchased shall be selected from the shares offered at such price as nearly as may be pro rata (to the nearest 10 shares) according to the number of Series A Shares offered in each such tender, in such manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine. If part only of the Series A Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued without cost to the holder.

2.5. Conversion into Another Series of Preferred Shares

To the extent permitted by applicable law and the articles of the Corporation, the Corporation may at any time designate a further series of Preferred Shares (the "New Preferred Shares") and notify the holders of Series A Shares that they have the right pursuant to the terms of the Series A Shares, at their option, to convert their Series A Shares into fully paid, non-assessable and freely tradeable (in all provinces of Canada) New Preferred Shares on a share for share basis on a date specified by the Corporation in such notice (the "Exchange Date"). Such notice shall provide the details of the terms and conditions of the New Preferred Shares and instructions on how to convert Series A Shares into New Preferred Shares and shall be accompanied by the proper form of instrument of surrender. The Series A Shares will be so convertible into New Preferred Shares only if, and the Corporation will ensure that such New Preferred Shares will not, if issued, be or be deemed to be "term preferred shares" within the meaning of the Income Tax Act (Canada) if such definition were read without reference to paragraph (f) of the definition of "term preferred shares" set out in subsection 248(1) of such Act.

2.6. Manner of Conversion into Another Series of Preferred Shares

Series A Shares may be converted by the holder of such shares tendering to the Corporation on or prior to the Exchange Date the certificate or certificates representing the Series A Shares to be so converted accompanied by a written instrument of surrender in form satisfactory to the Corporation and duly executed by the registered holder of the Series A Shares represented by the certificate or certificates so surrendered in which instrument the holder may elect to convert all or a portion of the Series A Shares represented by such certificate or certificates into New Preferred Shares.

The Corporation shall, on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Montreal or Toronto, or such other place or places in Canada as the Corporation may agree of the certificate or certificates representing the Series A Shares to be converted, issue and deliver or cause to be delivered as soon as is reasonably practicable after the Exchange Date a certificate or certificates representing the New Preferred Shares into which such Series A Shares have been converted. Such certificate or certificates shall be registered in the name of the holder of the Series A Shares so converted or in such name or names as he may specify in the written instrument accompanying the Series A Shares to be converted. The Series A Shares so converted shall be converted, and the holder thereof shall become a holder of record of New Preferred Shares, effective on the Exchange Date. The provisions of subsection 2.3(e) of this Schedule shall apply, mutatis mutandis, in the event of a conversion into New Preferred Shares of less than all of the Series A Shares represented by a particular share certificate.

2.7. Avoidance of Fractional Shares

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series A Shares, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Redemption/Conversion Date.

ARTICLE 3.

HOLDER'S CONVERSION RIGHT

3.1. Conversion Right

Subject to the option of the Corporation in section 3.3 of this Schedule, each Series A Share shall, on and after September 30, 1999, at the option of the holder, be convertible on the last day of March, June, September and December in each year (a "permitted conversion date") into (subject to the exception as to fractions contained in section 3.4 of this Schedule) that number of fully paid, non-assessable and freely tradeable (in all provinces of Canada) Common Shares as is equal to the number obtained when $25.00 is divided by the greater of $3.00 and 95% of the Weighted Price, with the result of such calculation being rounded up to the nearest

1/100 of a common share. The holder of Series A Shares to be converted is entitled to receive any dividend which has been declared and is payable on date of such conversion.

Not less than 90 nor more than 120 calendar days prior to September 30, 1999, the Corporation shall give to the registered holders of the Series A Shares notice of the conversion right containing instructions to such holders as to the method by which such conversion right may be exercised, as set out in section 3.2 of this Schedule.

3.2. Manner of Conversion

(a) Series A Shares may be converted by the holder of such shares tendering to the Corporation not less than 60 calendar days prior to the date (which must be a permitted conversion date) fixed for conversion by such holder the certificate or certificates for the Series A Shares to be converted with the notice of conversion on the reverse side thereof (the "Conversion Notice") duly completed. Subject to section 3.3 of this Schedule and to the right to accept an offer to convert Series A Shares into New Preferred Shares under section 2.5 of this Schedule, such Conversion Notice shall be irrevocable and shall set out:

(i) the date (the "Conversion Date") on which the conversion is to take place;

(ii) unless all the Series A Shares held by the holder by whom such notice is given are to be converted, the number of Series A Shares so held which are to be converted; and

(iii) an acknowledgement that the Common Shares into which the Series A Shares are to be converted are to be registered in the name of the registered holder of the Series A Shares to be converted unless such holder, on or before the tenth calendar day prior to the Conversion Date (the "Transferee Notice Date") provides notice to the Transfer Agent at the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Toronto or Montreal, a written notice in the form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in some other name or names (the "Transferee") and stating the name or names (with addresses) accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of any matters as may be required by law in order to determine the entitlement of such Transferee to hold such Common Shares.

(b) Subject to section 3.3 of this Schedule, the Corporation shall, on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Montreal or Toronto, or such other place or places in Canada as the Corporation may agree of the certificate or certificates representing the Series A Shares so surrendered for conversion, deliver or cause to be delivered certificates representing the number of whole Common Shares into which such Series A Shares are to be converted, registered in the name of the holder of the Series A Shares to be

converted, or as such holder shall have directed as aforesaid, as the case may be, on the Conversion Date. The Series A Shares so converted shall be converted, and the holder thereof shall become a holder of Common Shares of record, effective on the Conversion Date.

(c) If less than all the Series A Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued without cost to the holder.

3.3. **Option of the Corporation**

Prior to any Conversion Date, the Corporation may, by notice given not less than 40 calendar days before such Conversion Date to all holders who have given a Conversion Notice,

(a) redeem on the Conversion Date all but not less than all of the Series A Shares forming the subject matter of the applicable Conversion Notice at the Redemption Price provided for in Article 2 of this Schedule; or

(b) request such holders to sell on the Conversion Date such Series A Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all but not less than all of such Series A Shares at a price equal to the Redemption Price is or are found by the Corporation and such holders shall sell such Series A Shares at a price equal to the Redemption Price to such purchaser or purchasers.

Any such redemption or purchase shall be made on the Conversion Date by mailing a cheque of the Corporation or of the Transfer Agent in an amount equal to the Redemption Price to the holder of the Series A Shares entitled thereto. The provisions of subsection 2.3(e) of this Schedule shall apply, mutatis mutandis, in the event of a redemption or purchase of less than all the Series A Shares represented by a particular share certificate. The Series A Shares so purchased or redeemed shall not be converted on the Conversion Date. In the event that for any reason the redemption or purchase provided for in this section is not effected in respect of a Series A Share or Shares on the Conversion Date, the option of the Corporation in respect of such Series A Share or Shares shall lapse and such Series A Share or Shares shall be deemed to have been converted on the Conversion Date.

3.4. **Avoidance of Fractional Shares**

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series A Shares under this Article 3, the Corporation shall adjust such fractional interest by the payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Conversion Date.

ARTICLE 4.

VOTING RIGHTS

In the event that (A) (i) The Great-West Life Assurance Company ("GWL") is not required to satisfy the provision of the *Insurance Companies Act* (Canada), as amended or replaced from time to time, (the "ICA") relating to the 35% public voting requirement currently in section 411 of the ICA (the "Public Voting Requirement); (ii) GWL has satisfied the Public Voting Requirement in some other manner, or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to comply with the Public Voting Requirement; (B) the Board of Directors of the Corporation has removed the voting rights referred to in section 2.5 of Schedule I to these Restated Articles of Incorporation as contemplated by section 1.2 of Schedule V to these Restated Articles of Incorporation; and (C) the Corporation fails to declare the whole amount of the Quarterly Dividend for any Dividend Period on or before the last day of such Dividend Period, the holders of the Series A Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors of the Corporation are to be elected the record date for notice of which occurs after the end of such Dividend Period (other than meetings at which only holders of another specified series or class of shares are entitled to vote) and such holders shall have the right at any such meeting to one vote for each Series A Share in the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have such right. Notwithstanding the provisions attaching to the First Preferred Shares as a class or to the Series A Shares, if the lesser of the initial issue price, redemption amount or retraction amount per share of any other series of First Preferred Shares is less than the Redemption Price of the Series A Shares, the votes per Series A Share shall be increased such that the Series A Shares have the same number of votes per dollar amount of the Redemption Price as the other series with the lowest initial issue price, redemption amount or retraction amount per share. The right to receive notice of, attend and vote at such meetings shall continue until such time as the Corporation declares and pays the full amount of a Quarterly Dividend for a Dividend Period, after which Dividend Period such rights to receive notice of, attend and vote at such meetings shall forthwith expire. At such time as the Corporation may again fail to declare the full amount of any Quarterly Dividend for any Dividend Period, such voting rights shall become effective again and so on from time to time.

ARTICLE 5.

RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

So long as any of the Series A Shares are outstanding, the Corporation shall not, without the prior approval of the holders of such outstanding Series A Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Second Preferred Shares, the Common Shares or on shares of any other class of the Corporation

ranking junior to the Series A Shares (other than stock dividends in shares of the Corporation ranking junior to the Series A Shares);

(b) except out of the net cash proceeds of an issue of shares ranking junior to the Series A Shares, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of the Second Preferred Shares, Common Shares or shares of any other class of the Corporation ranking junior to the Series A Shares;

(c) redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of less than all of the Series A Shares;

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking pari passu with the Series A Shares; or

(e) except out of the net cash proceeds of an issue of shares ranking junior to the Series A Shares, or except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking prior to the Series A shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction or retirement of capital, as the case may be, all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each Series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series A Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series A Shares shall have been declared and paid or monies set aside for payment thereof.

ARTICLE 6.

ISSUE PRICE

The price or consideration for which each Series A Share shall be issued is $25.00 and, upon payment of such price, each such share shall be issued as fully paid and non-assessable.

ARTICLE 7.

ELECTION UNDER THE INCOME TAX ACT

The Corporation shall elect, in the manner and within the time provided for under section 191.2 of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under section 191.1 of such Act, or any successor or replacement provision of similar effect at a rate such that no holder of the Series A Shares will be required to pay tax on dividends received on the Series A Shares under Section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

ARTICLE 8.

NOTICE AND INTERPRETATION

8.1. Notices

(a) Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series A Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series A Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

(b) If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series A Shares pursuant to paragraph (a) is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until he informs the Corporation in writing of his new address.

8.2. Interpretation

(a) In the event that any day on which any dividend on the Series A Shares is payable or on or by which any other action is required to be taken hereunder is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or before the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day

that is a statutory or civic holiday in the place where the Corporation has its head office.

(b) All references herein to a holder of Series A Shares shall be interpreted as referring to a registered holder of the Series A Shares.

ARTICLE 9.

MODIFICATION

The provisions attaching to the Series A Shares may be deleted, varied, modified, amended or amplified with the prior approval of the holders of Series A Shares given in accordance with Article 10 of this Schedule.

ARTICLE 10.

APPROVAL OF SERIES A SHAREHOLDERS

Any approval required or permitted to be given by the holders of the Series A Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Series A Shares if given in the manner provided in section 2.4 of Schedule I to these Restated Articles of Incorporation, the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis, as though the term "Series A Shares" was used in such section in place of the term "First Preferred Shares" and as though the Series A Shares were a class of shares, provided that the quorum for any meeting of Series A Shares shall be shareholders represented in person or by proxy holding a majority of the outstanding Series A Shares. If at any such meeting the holders of a majority of the outstanding Series A Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Series A Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Series A Shares.

ARTICLE 11.

RIGHTS ON LIQUIDATION

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series A Shares shall be entitled to receive an amount equal to $25.00 per Series A Share, together with all dividends declared and unpaid to and including the date of payment, before any amount is paid or any assets of the Corporation are distributed to the holders of Common Shares, Second Preferred

Shares or the shares of any other class of the Corporation ranking junior to the Series A Shares. Upon payment to the holders of the Series A Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

SCHEDULE III

NON-CUMULATIVE FIRST PREFERRED SHARES, SERIES B RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The second series of First Preferred Shares shall consist of 4,000,000 shares designated "Non-Cumulative First Preferred Shares, Series B" (the "Series B Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE 1.

DIVIDENDS

1.1. Dividend Payment Dates and Dividend Periods

The dividend payment dates (the "Dividend Payment Dates") in respect of the dividends payable on the Series B Shares shall be the last day of each of the months of March, June, September and December in each year. A Dividend Period shall mean the period from and including the date of issue of the Series B Shares to but excluding the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

1.2. Payment of Dividends

The holders of Series B Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends (the "Quarterly Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, the first of such dividends to be payable on June 30, 1993 and to be in an amount per share determined in accordance with section 1.3 of this Schedule. For all subsequent Dividend Periods, dividends, subject to section 1.3 of this Schedule, shall be in an amount per Series B Share equal to $0.465625 per share.

1.3. Dividend for Other than a Full Dividend Period

The holders of Series B Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends for any period which is less than a full Dividend Period as follows:

(a) an initial dividend in respect of the period from and including the date of the initial issue of the Series B Shares to but excluding June 30, 1993 (the "Initial Dividend Period") equal to the amount obtained (rounded to five decimal places)

when $1.8625 is multiplied by a fraction of which the numerator is the number of days in the Initial Dividend Period and the denominator of which is 365; which, if the Series B Shares are issued on March 2, 1993, shall be $0.61233 per share; and

(b) a dividend in an amount per share with respect to any Series B Share;

(i) which is issued, redeemed, purchased or converted during any Dividend Period; or

(ii) where the assets of the Corporation are distributed to the holders of the Series B Shares pursuant to section 2.2 of Schedule I to these Restated Articles of Incorporation, the provisions attaching to the First Preferred Shares as a class, with an effective date during any Dividend Period;

equal to the amount obtained (rounded to five decimal places) when $1.8625 is multiplied by a fraction of which the numerator is the number of days in such Dividend Period that such share has been outstanding (excluding the date of issue, redemption, purchase, or conversion or the effective date for the distribution of assets) and the denominator of which is the number of days in the year in which such Dividend Period falls.

1.4. Payment Procedure

The Corporation shall pay the dividends on the Series B Shares to the holders of record to this Schedule at the close of business on the second business day immediately preceding the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada. The delivery or mailing of any cheque to a holder of Series B Shares shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 2.

REDEMPTION, CONVERSION AND PURCHASE

2.1. General

(a) Subject to Article 5 of this Schedule and to the extent permitted by applicable law, the Series B Shares may be redeemed, converted purchased by the Corporation as provided in this Article 2 and section 3.3 of this Schedule but not otherwise.

(b) For the purposes of this Schedule, the "Common Shares" of the Corporation shall mean such common shares as currently constituted and any shares resulting from a reclassification of the common shares of the Corporation or which result from a capital reorganization of the Corporation or a consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of the common shares or a change of the common shares into other shares or securities).

2.2. Redemption and Conversion Rights

(a) The Series B Shares shall not be redeemable prior to December 31, 2002. The Corporation may, upon giving notice as hereinafter provided, redeem on or after December 31, 2002 at any time the whole or from time to time any part of the then outstanding Series B Shares, by the payment of an amount in cash for each Series B Share so redeemed equal to the sum of $25.00 plus an amount equal to all declared and unpaid dividends thereon up to but excluding the date fixed for redemption (the "Redemption Price").

(b) The Series B Shares shall not be convertible at the option of the Corporation prior to December 31, 2002. Subject to the approval of The Toronto Stock Exchange (the "TSE"), The Montreal Exchange and the Winnipeg Stock Exchange, the Corporation may, by giving notice as hereinafter provided, convert the whole or from time to time any part of the then outstanding Series B Shares into fully paid, non-assessable and freely tradeable (in all provinces of Canada) Common Shares of the Corporation on the basis that the Series B Shares of each holder called for conversion by the Corporation will be converted into (subject to that exception as to fractions contained in section 2.7 of this Schedule) that number (the "Common Share Conversion Number") of Common Shares as is equal to the product of:

(i) the number obtained when

(A) $25.00 plus an amount equal to all declared and unpaid dividends per Series B Share up to but excluding the date fixed for conversion,

is divided by

(B) the greater of (I) $3.00 and (II) 95% of the weighted average trading price (the "Weighted Price") of all Common Shares of the Corporation traded on the TSE for the 20 trading days ending on the last trading day which is the fourth day immediately prior to the date specified for conversion or, if such fourth day is not a trading day ending immediately prior to such fourth day,

with the result of that calculation being rounded upward to the nearest 1/100 of a Common Share; and

(ii) the number of Series B Shares of such holder being converted.

(c) If less than all of the outstanding Series B Shares are to be redeemed or converted, the shares to be redeemed or converted shall be selected by lot, or pro rata (disregarding fractions) or in such other manner as the board of directors or a committee to this Schedule in its sole discretion shall by resolution determine.

2.3. **Manner of Redemption or Conversion**

(a) Notice of redemption or conversion of Series B Shares shall be given by the Corporation not less than 30 nor more than 60 calendar days prior to the date fixed for redemption and not less than 40 nor more than 60 calendar days prior to the date fixed for conversion, to each holder of Series B Shares to be redeemed or converted, as the case may be. Such notice shall set out (i) the date (the "Redemption/Conversion Date") on which the redemption or conversion is to take place; (ii) unless all the Series B Shares held by the holder to whom it is addressed are to be redeemed or converted, the number of Series B Shares so held which are to be redeemed or converted; (iii) whether the Corporation shall redeem or convert such Series B Shares; (iv) the Redemption Price or the method of determining the Common Share Conversion Number, as the case may be; and (v) where the Series B Shares are to be converted into Common Shares, the advice that such Common Shares will be registered in the name of the registered holder of the Series B Shares to be converted unless the Transfer Agent for the Series B Shares (The "Transfer Agent") receives from such holder, on or before the tenth calendar day prior to the Redemption Date (the "Transferee Notice Date"), at the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Toronto or Montreal, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in some other name or names (the "Transferee") and stating the name or names (with addresses) accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason to this Schedule and a written declaration of such matters as may be required by law in order to determine the entitlement of such Transferee to hold such Common Shares. The Corporation shall issue and deliver to one or more Canadian business news services a press release within 24 hours of the end of the 20 trading day period for calculation of the Weighted Price announcing the Common Share Conversion Number.

(b) In the case of a redemption, on and after the Redemption Date the Corporation shall pay or cause to be paid to the holders of the Series B Shares so called for redemption the Redemption Price therefor on presentation and delivery at the head office of the Corporation, the principal transfer office of the Transfer Agent

in any of the cities of Vancouver, Edmonton, Winnipeg, Montreal or Toronto, or such other place or places in Canada designated in the notice referred to in subsection 2.3(a) of this Schedule, of the certificate or certificates representing the Series B Shares so called for redemption. Such payment shall be made by cheque and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Series B Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption/Conversion Date, the holders of Series B Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series B Shares in respect of such shares except the right to receive therefor the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions of this Schedule, then the rights of such holders shall remain unimpaired.

(c) In the case of a redemption, the Corporation shall have the right at any time after mailing a notice of redemption to deposit the aggregate Redemption Price of the Series B Shares thereby called for redemption, or such part to this Schedule as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank for the holders of such shares, and upon such deposit being made or upon the date fixed for redemption, whichever is the later, the Series B Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of each holder to this Schedule shall be limited to receiving, without interest, his proportionate part of the Redemption Price so deposited upon presentation and surrender of the certificates representing the Series B Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Redemption moneys which remain unclaimed for a period of six years from the Redemption/Conversion Date may be reclaimed and used by the Corporation for its own purposes.

(d) In the case of a conversion of Series B Shares into Common Shares, on and after the Redemption/Conversion Date the Corporation shall deliver the Common Share Conversion Number of Common Shares on presentation and delivery by the holder at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Montreal or Toronto, or such other place or places in Canada designated in the notice referred to in subsection 2.3(a) of this Schedule, of the certificate or certificates representing the Series B Shares so called for conversion. The Corporation shall deliver or cause to be delivered certificates representing such Common Shares registered in the name of the holders of Series B Shares to be converted, or as such holders shall have directed as aforesaid. Series B Shares so converted shall be converted effective on the Redemption/Conversion Date. From and after the Redemption/Conversion Date, the holders of Series B Shares so converted who have not presented and delivered the certificate or certificates representing such shares as herein required shall cease to be entitled to dividends on such Series B Shares or to exercise any of the rights of holders of Series B

Shares in respect of such shares except the right to receive therefor the Common Share Conversion Number of Common Shares and any payment with respect to a fraction of a Series B Share.

(e) If less than all the Series B Shares represented by any certificate shall be redeemed or converted, a new certificate for the balance shall be issued without cost to the holder.

(f) The Corporation shall not exercise its right to convert any Series B Shares into Common Shares if on the date for giving notice or on the Conversion Date the Common Shares are not listed on the TSE.

(g) The Corporation shall use its best efforts to ensure that so long as any Series B Shares are outstanding, the Common Shares of the Corporation shall continue to be listed on the TSE.

2.4. Purchase

The Corporation may purchase at any time all or from time to time any number of the outstanding Series B Shares in the open market (including purchases through or from an investment dealer or firm holding membership on a stock exchange) or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Series B Shares, at a price per share in each case not exceeding the applicable Redemption Price at the time of purchase plus costs of purchase. If upon any invitation for tenders the Corporation receives tenders for Series B Shares at the same price in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the shares to be purchased shall be selected from the shares offered at such price as nearly as may be pro rata (to the nearest 10 shares) according to the number of Series B Shares offered in each such tender, in such manner as the board of directors or a committee to this Schedule in its sole discretion shall by resolution determine. If part only of the Series B Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued without cost to the holder.

2.5. Conversion into Another Series of Preferred Shares

To the extent permitted by applicable law and the articles of the Corporation, the Corporation may at any time designate a further series of Preferred Shares (the "New Preferred Shares") and notify the holders of Series B Shares that they have the right pursuant to the terms of the Series B Shares, at their option, to convert their Series B Shares into fully paid, non-assessable and freely tradeable (in all provinces of Canada) New Preferred Shares on a share for share basis on a date specified by the Corporation in such notice (the "Exchange Date"). Such notice shall provide the details of the terms and conditions of the New Preferred Shares and instructions on how to convert Series B Shares into New Preferred Shares and shall be accompanied by the proper form of instrument of surrender. The Series B Shares will be so convertible into New Preferred Shares only if, and the Corporation will ensure that such New Preferred Shares will not, if issued, be or be deemed to be "term preferred shares" within the

meaning of the Income Tax Act (Canada) if such definition were read without reference to paragraph (f) of the definition of "term preferred shares" set out in subsection 248(1) of such Act.

2.6. **Manner of Conversion into Another Series of Preferred Shares**

Series B Shares may be converted by the holder of such shares tendering to the Corporation on or prior to the Exchange Date the certificate or certificates representing the Series B Shares to be so converted and the written instrument of surrender in form satisfactory to the Corporation and duly executed by the registered holder of the Series B Shares represented by the certificate or certificates so surrendered in which instrument the holder may elect to convert all or a portion of the Series B Shares represented by such certificate or certificates into New Preferred Shares.

The Corporation shall, on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Montreal or Toronto, or such other place or places in Canada as the Corporation may agree of the certificate or certificates representing the Series B Shares to be converted, issue and deliver or cause to be delivered as soon as is reasonably practicable after the Exchange Date a certificate or certificates representing the New Preferred Shares into which such Series B Shares have been converted. Such certificate or certificates shall be registered in the name of the holder of the Series B Shares so converted or in such name or names as he may specify in the written instrument accompanying the Series B Shares to be converted. The Series B Shares so converted shall be converted, and the holder to this Schedule shall become a holder of record of New Preferred Shares, effective on the Exchange Date. The provisions of subsection 2.3(e) of this Schedule shall apply, mutatis mutandis, in the event of a conversion into New Preferred Shares of less than all of the Series B Shares represented by a particular share certificate.

2.7. Avoidance of Fractional Shares

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series B Shares, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Redemption/Conversion Date.

ARTICLE 3.

HOLDER'S CONVERSION RIGHT

3.1. Conversion Right

Subject to the option of the Corporation in section 3.3 of this Schedule, each Series B Share shall, on and after June 30, 2003, at the option of the holder, be convertible on the last day of March, June, September and December in each year (a "permitted conversion date") into (subject to the exception as to fractions contained in section 3.4 of this Schedule) that

number of fully paid, non-assessable and freely tradeable (in all provinces of Canada) Common Shares as is equal to the number obtained when $25.00 is divided by the greater of $3.00 and 95% of the Weighted Price, with the result of such calculation being rounded up to the nearest 1/100 of a Common Share. The holder of Series B Shares to be converted is entitled to receive any dividend which has been declared and is payable on the date of such conversion.

Not less than 90 nor more than 120 calendar days prior to June 30, 2003, the Corporation shall give to the registered holders of the Series B Shares notice of the conversion right containing instructions to such holders as to the method by which such conversion right may be exercised, as set out in section 3.2 of this Schedule.

3.2. Manner of Conversion

(a) Series B Shares may be converted by the holder of such shares tendering to the Corporation not less than 60 calendar days prior to the date (which must be a permitted conversion date) fixed for conversion by such holder the certificate or certificates for the Series B Shares to be converted with the notice of conversion on the reverse side to this Schedule (the "Conversion Notice") duly completed. Subject to section 3.3 of this Schedule and to the right to accept an offer to convert Series B Shares into New Preferred Shares under section 2.5 of this Schedule, such Conversion Notice shall be irrevocable and shall set out:

(i) the date (the "Conversion Date") on which the conversion is to take place;

(ii) unless all the Series B Shares held by the holder by whom such notice is given are to be converted, the number of Series B Shares so held which are to be converted; and

(iii) an acknowledgement that the Common Shares into which the Series B Shares are to be converted are to be registered in the name of the registered holder of the Series B Shares to be converted unless such holder, on or before the tenth calendar day prior to the Conversion Date (the "Transferee Notice Date") provides notice to the Transfer Agent at the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Toronto or Montreal, a written notice in the form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in some other name or names (the "Transferee") and stating the name or names (with addresses) accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason to this Schedule and a written declaration of any matters as may be required by law in order to determine the entitlement of such Transferee to hold such Common Shares.

(b) Subject to section 3.3 of this Schedule, the Corporation shall, on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Vancouver, Edmonton, Winnipeg, Montreal or Toronto, or such other place or places in Canada as the Corporation may agree of the certificate or

certificates representing the Series B Shares so surrendered for conversion, deliver or cause to be delivered certificates representing the number of whole Common Shares into which such Series B Shares are to be converted, registered in the name of the holder of the Series B Shares to be converted, or as such holder shall have directed as aforesaid, as the case may be, on the Conversion Date. The Series B Shares so converted shall be converted, and the holder to this Schedule shall become a holder of Common Shares of record, effective on the Conversion Date.

(c) If less than all the Series B Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued without cost to the holder.

3.3. **Option of the Corporation**

Prior to any Conversion Date, the Corporation may, by notice given not less than 40 calendar days before such Conversion Date to all holders who have given a Conversion Notice,

(a) redeem on the Conversion Date all but not less than all of the Series B Shares forming the subject matter of the applicable Conversion Notice at the Redemption Price provided for in Article 2 of this Schedule; or

(b) request such holders to sell on the Conversion Date such Series B Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all but not less than all of such Series B Shares at a price equal to the Redemption Price is or are found by the Corporation and such holders shall sell such Series B Shares at a price equal to the Redemption Price to such purchaser or purchasers.

Any such redemption or purchase shall be made on the Conversion Date by mailing a cheque of the Corporation or of the Transfer Agent in an amount equal to the Redemption Price to the holder of the Series B Shares entitled thereto. The provisions of subsection 2.3(e) of this Schedule shall apply, mutatis mutandis, in the event of a redemption or purchase of less than all the Series B Shares represented by a particular share certificate. The Series B Shares so purchased or redeemed shall not be converted on the Conversion Date. In the event that for any reason the redemption or purchase provided for in this section is not affected in respect of a Series B Share or Shares on the Conversion Date, the option of the Corporation in respect of such Series B Share or Shares shall lapse and such Series B Share or Shares shall be deemed to have been converted on the Conversion Date.

3.4. **Avoidance of Fractional Shares**

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series B Shares under this Article 3, the Corporation shall adjust such fractional interest by the payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Conversion Date.

ARTICLE 4.

VOTING RIGHTS

In the event that (A) (i) The Great-West Life Assurance Company ("GWL") is not required to satisfy the provision of the *Insurance Companies Act* (Canada), as amended or replaced from time to time, (the "ICA") relating to the 35% public voting requirement currently in section 411 of the ICA (the "Public Voting Requirement"), (ii) GWL has satisfied the Public Voting Requirement in some other manner, or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to comply with the Public Voting Requirement; (B) the Board of Directors of the Corporation has removed the voting rights referred to in section 2.5 of Schedule I to these Restated Articles of Incorporation as contemplated by section 1.2 of Schedule V to these Restated Articles of Incorporation; and (C) the Corporation fails to declare the whole amount of the Quarterly Dividend for any Dividend Period on or before the last day of such Dividend Period, the holders of the Series B Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors of the Corporation are to be elected the record date for notice of which occurs after the end of such Dividend Period (other than meetings at which only holders of another specified series or class of shares are entitled to vote) and such holders shall have the right at any such meeting to one vote for each Series B Share in the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have such right. Notwithstanding the provisions attaching to the First Preferred Shares as a class or to the Series B Shares, if the lesser of the initial issue price, redemption amount or retraction amount per share of any other series of First Preferred Shares is less than the Redemption Price of the Series B Shares, the votes per Series B Share shall be increased such that the Series B Shares have the same number of votes per dollar amount of the Redemption Price as the other series with the lowest initial issue price, redemption amount or retraction amount per share. The right to receive notice of, attend and vote at such meetings shall continue until such time as the Corporation declares and pays the full amount of a Quarterly Dividend for a Dividend Period, after which Dividend Period such rights to receive notice of, attend and vote at such meetings shall forthwith expire. At such time as the Corporation may again fail to declare the full amount of any Quarterly Dividend for any Dividend Period, such voting rights shall become effective again and so on from time to time.

ARTICLE 5.

RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

So long as any of the Series B Shares are outstanding, the Corporation shall not, without the prior approval of the holders of such outstanding Series B Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Second Preferred Shares, the Common Shares or on shares of any other class of the Corporation

ranking junior to the Series B Shares (other than stock dividends in shares of the Corporation ranking junior to the Series B Shares);

(b) except out of the net cash proceeds of an issue of shares ranking junior to the Series B Shares, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of the Second Preferred Shares, Common Shares or shares of any other class of the Corporation ranking junior to the Series B Shares;

(c) redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of less than all of the Series B Shares;

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking pari passu with Series B Shares; or

(e) except out of the net cash proceeds of an issue of shares ranking junior to the Series B Shares, or except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking prior to the Series B Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction or retirement of capital, as the case may be, all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series B Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series B Shares shall have been declared and paid or monies set aside for payment to this Schedule.

ARTICLE 6.

ISSUE PRICE

The price or consideration for which each Series B Share shall be issued is $25.00 and, upon payment of such price, each such share shall be issued as fully paid and non-assessable.

ARTICLE 7.

ELECTION UNDER THE INCOME TAX ACT

The Corporation shall elect under subsection 191.2(1) of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under section 191.1 of such Act, or any successor or replacement provision of similar effect at a rate such that no holder of the Series B Shares will be required to pay tax on dividends received on the Series B Shares under Section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect. Such election shall be made in the manner prescribed by such Act and shall be filed within the time provided under paragraph 191.2(1)(a) of such Act.

ARTICLE 8.

NOTICE AND INTERPRETATION

8.1. Notices

(a) Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series B Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series B Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

(b) If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series B Shares pursuant to paragraph (a) is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until he informs the Corporation in writing of his new address.

8.2. Interpretation

(a) In the event that any day on which any dividend on the Series B Shares is payable or on or by which any other action is required to be taken hereunder is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or before the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day

that is a statutory or civic holiday in the place where the Corporation has its head office.

(b) All references herein to a holder of Series B Shares shall be interpreted as referring to a registered holder of the Series B Shares.

ARTICLE 9.

MODIFICATION

The provisions attaching to the Series B Shares may be deleted, varied, modified, amended or amplified with the prior approval of the holders of Series B Shares given in accordance with Article 10 of this Schedule.

ARTICLE 10.

APPROVAL OF SERIES B SHAREHOLDERS

Any approval required or permitted to be given by the holders of the Series B Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Series B Shares if given in the manner provided in section 2.4 of Schedule I to these Restated Articles of Incorporation, the provisions attaching to the First Preferred Shares as a class, which provisions shall apply mutatis mutandis, as though the term "Series B Shares" was used in such section in place of the term "First Preferred Shares" and as though the Series B Shares were a class of shares, provided that the quorum for any meeting of holders of Series B Shares shall be shareholders represented in person or by proxy holding a majority of the outstanding Series B Shares. If at any such meeting the holders of a majority of the outstanding Series B Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Series B Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Series B Shares.

ARTICLE 11.

RIGHTS ON LIQUIDATION

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series B Shares shall be entitled to receive an amount equal to $25.00 per Series B Share, together with all dividends declared and unpaid to and including the date of payment, before any amount is paid or any assets of the Corporation are distributed to the holders of Common Shares, Second Preferred

Shares or the shares of any other class of the Corporation ranking junior to the Series B Shares. Upon payment to the holders of the Series B Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

SCHEDULE IV

NON-CUMULATIVE FIRST PREFERRED SHARES, SERIES C RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The third series of First Preferred Shares shall consist of 4,000,000 shares designated "Non-Cumulative First Preferred Shares, Series C" (the "Series C Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE 1.

DIVIDENDS

1.1. Dividend Payment Dates and Dividend Periods

The dividend payment dates (the "Dividend Payment Dates") in respect of the dividends payable on the Series C Shares shall be the last day of each of the months of March, June, September and December in each year. A Dividend Period shall mean the period from and including the date of issue of the Series C Shares to but excluding March 31, 1995, being the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

1.2. Payment of Dividends

The holders of Series C Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends (the "Quarterly Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, the first of such dividends to be payable on March 31, 1995 and to be in an amount per share determined in accordance with section 1.3 of this Schedule. For all subsequent Dividend Periods, dividends, subject to section 1.3 of this Schedule, shall be in an amount per Series C Share equal to $0.484375 per share.

1.3. Dividend for Other than a Full Dividend Period

The holders of Series C Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a) an initial dividend in respect of the period from and including the date of the initial issue of the Series C Shares to but excluding March 31, 1995 (the "Initial Dividend Period") equal to the amount obtained (rounded to five decimal places)

when $1.9375 is multiplied by a fraction the numerator of which is the number of days in the Initial Dividend Period and the denominator of which is 365; which, if the Series C Shares are issued on February 2, 1995, shall be $0.30257 per share; and

(b) a dividend in an amount per share with respect to any Series C Share;

(i) which is issued, redeemed, purchased or converted during any Dividend Period; or

(ii) where the assets of the Corporation are distributed to the holders of the Series C Shares pursuant to section 2.2 of Schedule I to these Restated Articles of Incorporation, the provisions attaching to the First Preferred Shares as a class, with an effective date during any Dividend Period;

equal to the amount obtained (rounded to five decimal places) when $1.9375 is multiplied by a fraction the numerator of which is the number of days in such Dividend Period that such share has been outstanding (excluding the date of issue, redemption, purchase or conversion or the effective date for the distribution of assets) and the denominator of which is the number of days in the year in which such Dividend Period falls.

1.4. **Payment Procedure**

The Corporation shall pay the dividends on the Series C Shares to the holders of record to this Schedule at the close of business on the second business day immediately preceding the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by cheques drawn on a Canadian chartered bank and payable at par in lawful money of Canada at any branch of such bank in Canada. The delivery or mailing of any cheque to a holder of Series C Shares shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 2.

REDEMPTION, CONVERSION AND PURCHASE

2.1. **General**

(a) Subject to Article 5 of this Schedule and to the extent permitted by applicable law, the Series C Shares may be redeemed, converted or purchased by the Corporation as provided in this Article 2 and section 3.3 of this Schedule but not otherwise.

(b) For the purposes of this Schedule, the "Common Shares" of the Corporation shall mean such common shares as currently constituted and any shares resulting from a reclassification of the common shares of the Corporation or which result from a capital reorganization of the Corporation or a consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of the common shares or a change of the common shares into other shares or securities).

2.2. Redemption and Conversion Rights

(a) The Series C Shares shall not be redeemable prior to September 30, 2002. The Corporation may, upon giving notice as hereinafter provided, redeem on or after September 30, 2002 at any time the whole or from time to time any part of the then outstanding Series C Shares, by the payment of an amount in cash for each Series C Share so redeemed equal to the sum of $26.00 where the Redemption Date (as hereinafter defined) is on or after September 30, 2002 and on or before September 29, 2003, $25.50 where the Redemption Date is on or after September 30, 2003 and on or before September 29, 2004 and $25.00 where the Redemption Date is on or after September 30, 2004, plus, in each case, an amount equal to all declared and unpaid dividends thereon up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the "Redemption Price").

(b) The Series C Shares shall not be convertible at the option of the Corporation prior to September 30, 2004. Subject to the approval of The Toronto Stock Exchange (the "TSE"), The Montreal Exchange (the "ME") and the Winnipeg Stock Exchange, the Corporation may, by giving notice as hereinafter provided, any time on or after September 30, 2004 convert the whole or from time to time any part of the then outstanding Series C Shares into fully paid, non-assessable and freely-tradeable (in all provinces of Canada) Common Shares of the Corporation on the basis that the Series C Shares of each holder called for conversion by the Corporation will be converted into (subject to that exception as to fractions contained in section 2.7 of this Schedule) that number (the "Common Share Conversion Number") of Common Shares as is equal to the product of:

(i) the number obtained when

(A) $25.00 plus an amount equal to all declared and unpaid dividends per Series C Share up to but excluding the date fixed for conversion,

is divided by

(B) the greater of (I) $3.00 and (II) 95% of the weighted average trading price (the "Weighted Price") of all Common Shares of the

Corporation traded on the TSE for the 20 trading days ending on the fourth day immediately prior to the date specified for conversion or, if such fourth day is not a trading day on the TSE, then the last trading day ending immediately prior to such fourth day,

with the result of that calculation being rounded upward to the nearest 1/100 of a Common Share; and

(ii) the number of Series C Shares of such holder being converted.

(c) If less than all of the outstanding Series C Shares are to be redeemed or converted, the shares to be redeemed or converted shall be selected by lot or pro rata (disregarding fractions) or in such other manner as the board of directors or a committee to this Schedule in its sole discretion shall by resolution deetermine.

2.3. Manner of Redemption or Conversion

(a) Notice of redemption or conversion of Series C Shares shall be given by the Corporation not less than 30 nor more than 60 calendar days prior to the date fixed for redemption and not less than 40 nor more than 60 calendar days prior to the date fixed for conversion, to each holder of Series C Shares to be redeemed or converted as the case may be. Such notice shall set out (i) the date (the "Redemption Date" or "Conversion Date", as the case may be) on which the redemption or conversion is to take place; (ii) unless all the Series C Shares held by the holder to whom it is addressed are to be redeemed or converted, the number of Series C Shares so held which are to be redeemed or converted; (iii) whether the Corporation shall redeem or convert such Series C Shares; (iv) the Redemption Price or the method of determining the Common Share Conversion Number, as the case may be; and (v) where the Series C Shares are to be converted into Common Shares, the advice that such Common Shares will be registered in the name of the registered holder of the Series C Shares to be converted unless the Transfer Agent for the Series C Shares (the "Transfer Agent") receives from such holder, on or before the tenth calendar day prior to the Conversion Date (the "Transferee Notice Date"), at the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montreal or Winnipeg, written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in some other name or names (the "Transferee") and stating the name or names (with addresses) accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason of this Schedule and a written declaration of such matters as may be required by law in order to determine the entitlement of such Transferee to hold such Common Shares. The Corporation shall issue and deliver to one or more Canadian business news services a press release within 24 hours of the end

of the 20 trading day period for calculation of the Weighted Price announcing the Common Share Conversion Number.

(b) In the case of a redemption, on and after the Redemption Date the Corporation shall pay or cause to be paid to the holders of the Series C Shares so called for redemption the Redemption Price therefor on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montreal or Winnipeg, or such other place or places in Canada designated in the notice referred to in subsection 2.3(a) of this Schedule, of the certificate or certificates representing the Series C Shares so called for redemption. Such Payment shall be made by cheque and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Series C Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series C Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series C Shares in respect of such shares except the right to receive therefor the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions of this Schedule, then the rights of such holders shall remain unimpaired.

(c) In the case of a redemption, the Corporation shall have the right at any time after mailing a notice of redemption to deposit the aggregate Redemption Price of the Series C Shares thereby called for redemption, or such part of this Schedule as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank for the holders of such shares, and upon such deposit being made or upon the date fixed for redemption, whichever is the later, the Series C Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of each holder of this Schedule shall be limited to receiving, without interest, his proportionate part of the Redemption Price so deposited upon presentation and surrender of the certificates representing the Series C Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Redemption moneys which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(d) In the case of a conversion of Series C Shares into Common Shares, on and after the Conversion Date the Corporation shall deliver the Common Share Conversion Number of Common Shares on presentation and delivery by the holder at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montreal or Winnipeg, or such other place or places in Canada designated in the notice referred to in subsection 2.3(a) of this Schedule, of the certificate or certificates representing the Series C Shares so called for conversion. The Corporation shall deliver or cause to be delivered certificates representing such Common Shares registered in the name of the

holders of Series C Shares to be converted, or as such holders shall have directed as aforesaid. Series C Shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, the holders of Series C Shares so converted who have not presented and delivered the certificate or certificates representing such shares as herein required shall cease to be entitled to dividends on such Series C Shares or to exercise any of the rights of holders of Series C Shares in respect of such shares except the right to receive therefor the Common Share Conversion Number of Common Shares and any payment with respect to a fraction of a Series C Share.

(e) If less than all the Series C Shares represented by any certificate shall be redeemed or converted, a new certificate for the balance shall be issued without cost to the holder.

(f) The Corporation shall not exercise its rights to convert any Series C Shares into Common Shares if on the date for giving notice or on the Conversion Date the Common Shares are not listed on the TSE and the ME. The Corporation shall use its best efforts to ensure that so long as any Series C Shares are outstanding, the Common Shares of the Corporation shall continue to be listed on the TSE and the ME.

(g) In the event that a dividend is declared by the board of directors of the Corporation in respect of any Dividend Period in which the Series C Shares are converted into Common Shares at the option of the Corporation, notwithstanding the provisions of section 1.4 of this Schedule, no cheque shall be issued in payment of such dividend and the holder of the Series C Shares so called for conversion shall be deemed to have subscribed for such number of Common Shares of the Corporation as is equal to the number obtained when the amount of the declared and unpaid dividend is dividend by the greater of (i) $3.00 and (ii) 95% of the Weighted Price with the result of that calculation being rounded upward to the nearest 1/100 of a Common Share; such number of Common Shares to be issued to such holder as part of, and not in addition to, the Common Shares issued to such holder pursuant to the provisions of section 2.2(b) of this Schedule.

2.4. Purchase

The Corporation may purchase at any time all or from time to time any number of the outstanding Series C Shares in the open market (including purchases through or from an investment dealer or firm holding membership on a stock exchange) or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Series C Shares, at a price per share in each case not exceeding $26.00 per share, if purchased prior to September 30, 2002, and the applicable Redemption Price at the time of purchase, if purchased thereafter, in each case plus costs of purchase. If upon any invitation for tenders the Corporation receives tenders for Series C Shares at the same price in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the shares to be purchased shall

e selected from the shares offered at such price as nearly as may be pro rata (to the nearest 10 shares) according to the number of Series C Shares offered in each such tender, in such manner as the board of directors or a committee of this Schedule in its sole discretion shall by resolution determine. If part only of the Series C Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued without cost to the holder.

2.5. Conversion into Another Series of Preferred Shares

To the extent permitted by applicable law and the articles of the Corporation, the Corporation may at any time designate a further series of Preferred Shares (the "New Preferred Shares") and notify the holders of Series C Shares that they have the right pursuant to the terms of the Series C Shares, at their option, to convert their Series C Shares into fully paid, non-assessable and freely-tradeable (in all provinces of Canada) New Preferred Shares on a share for share basis on a date specified by the Corporation in such notice (the "Exchange Date"). Such notice shall provide the details of the terms and conditions of the New Preferred Shares and instructions on how to convert Series C Shares into New Preferred Shares and shall be accompanied by the proper form of instrument of surrender. The Series C Shares will be so convertible into New Preferred Shares only if such New Preferred Shares are not, and the Corporation will ensure that such New Preferred Shares will not, if issued, be or be deemed to be, "term preferred shares" within the meaning of the Income Tax Act (Canada) if such definition were read without reference to paragraph (f) of the definition of "term preferred shares" set out in subsection 248(1) of such Act.

2.6. Manner of Conversion into Another Series of Preferred Shares

Series C Shares may be converted by the holder of such shares tendering to the Corporation on prior to the Exchange Date the certificate or certificates representing the Series C Shares to be so converted and the written instrument of surrender in form satisfactory to the Corporation and duly executed by the registered holder of the Series C Shares represented by the certificate or certificates so surrendered in which instrument the holder may elect to convert all or a portion of the Series C Shares represented by such certificate or certificates into New Preferred Shares.

The Corporation shall, on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montreal or Winnipeg, or such other place or places in Canada as the Corporation may agree of the certificate or certificates representing the Series C Shares to be converted, issue and deliver or cause to be delivered as soon as is reasonably practicable after the Exchange Date a certificate or certificates representing the New Preferred Shares into which such Series C Shares have been converted. Such certificate or certificates shall be registered in the name of the holder of the Series C Shares so converted or in such name or names as he may specify in the written instrument accompanying the Series C Shares to be converted. The Series C Shares so converted shall be converted, and the holder of this Schedule shall become a holder of record of New Preferred Shares, effective on the Exchange Date. The provisions of subsection 2.3(e) of this

chedule shall apply, mutatis mutandis, in the event of a conversion into New Preferred Shares of less than all of the Series C Shares represented by a particular share certificate.

2.7. Avoidance of Fractional Shares

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series C Shares, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Redemption Date or Conversion Date.

ARTICLE 3.

HOLDER'S CONVERSION RIGHT

3.1. Conversion Right

Subject to the option of the Corporation in section 3.3 of this Schedule, each Series C Share shall, on and after March 31, 2005, at the option of the holder, be convertible on the last day of March, June, September and December in each year (a "permitted conversion date") into (subject to the exception as to fractions contained in section 3.4 of this Schedule) that number of fully paid, non-assessable and freely-tradeable (in all provinces of Canada) Common Shares as is equal to the number obtained when $25.00 is divided by the greater of $3.00 and 95% of the Weighted Price, with the result of such calculation being rounded up to the nearest 1/100 of a Common Share. The holder of Series C Shares to be converted is entitled to receive any previously-declared dividend which is payable on the date of such conversion.

Not less than 60 nor more than 120 calendar days prior to March 31, 2005, the Corporation shall give to the registered holders of the Series C Shares notice of the conversion right containing instructions to such holders as to the method by which such conversion right may be exercised, as set out in section 3.2 of this Schedule.

3.2. Manner of Conversion

(a) Series C Shares may be converted by the holder of such shares tendering to the Corporation not less than 60 calendar days prior to the date (which must be a permitted conversion date) fixed for conversion by such holder the certificate or certificates for the Series C Shares to be converted with the notice of conversion on the reverse side of this Schedule (the "Conversion Notice") duly completed. Subject to section 3.3 of this Schedule and to the right to accept an offer to convert Series C Shares into New Preferred Shares under section 2.5 of this Schedule, such Conversion Notice shall be irrevocable and shall set out:

(i) the Conversion Date;

(ii) unless all the Series C Shares held by the holder by whom such notice is given are to be converted, the number of Series C Shares so held which are to be converted; and

(iii) an acknowledgement that the Common Shares into which the Series C Shares are to be converted are to be registered in the name of the registered holder of the Series C Shares to be converted unless such holder, on or before the Transferee Notice Date provides notice to the Transfer Agent at the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montreal or Winnipeg, a written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in the name of a Transferee or Transferees and stating the name or names (with addresses) of such Transferee or Transferees accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason of this Schedule and a written declaration of such matters as may be required by law in order to determine the entitlement of any such Transferee to hold such Common Shares.

(b) Subject to section 3.3 of this Schedule, the Corporation shall, on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montreal or Winnipeg, or such other place or places in Canada as the Corporation may agree of the certificate or certificates representing the Series C Shares so surrendered for conversion, deliver or cause to be delivered certificates representing the number of whole Common Shares into which such Series C Shares are to be converted, registered in the name of the holder of the Series C Shares to be converted, or as such holder shall have directed as aforesaid, as the case may be, on the Conversion Date. The Series C Shares so converted shall be converted, and the holder of this Schedule shall become a holder of Common Shares of record, effective on the Conversion date.

(c) If less than all the Series C Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued without cost to the holder.

3.3. Option of the Corporation

Prior to any Conversion Date, the Corporation may, by notice given not less than 40 calendar days before such Conversion Date to all holders who have given a Conversion Notice:

(a) redeem on the Conversion Date all but not less than all of the Series C Shares forming the subject matter of the applicable Conversion Notice at the Redemption Price provided for in Article 2 of this Schedule, in which event such redemption shall be effected on the Conversion Date by mailing a cheque of the Corporation

or of the Transfer Agent in an amount equal to the Redemption Price to the holder of the Series C Shares entitled thereto: or

(b) request such holders to sell on the Conversion Date such Series C Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all but not less than all of such Series C Shares at a price equal to $25.00 plus an amount equal to all declared and unpaid dividends to but excluding the Conversion Date is or are found by the Corporation and such holders shall sell such Series C Shares at a price equal to the Redemption Price to such purchaser or purchasers ("Substitute Purchasers"), in which event the provisions of section 3.5 of this Schedule shall apply.

The provisions of subsection 2.3(e) of this Schedule shall apply, mutatis mutandis, in the event of a redemption or purchase of less than all the Series C Shares represented by a particular share certificate. The Series C Shares so purchased or redeemed shall not be converted on the Conversion Date. In the event that for any reason the redemption or purchase provided for in this section is not effected in respect of a Series C Share or Shares on the Conversion Date, the option of the Corporation in respect of such Series C Share or Shares shall lapse and such Series C Share or Shares shall be deemed to have been converted on the Conversion Date.

3.4. Avoidance of Fractional Shares

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series C Shares under this Article 3, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Conversion Date.

3.5. Manner of Purchase By A Substitute Purchaser

The Corporation shall receive and hold on behalf of the Substitute Purchaser the purchase price to be paid to the holder of a Series C Share to be acquired by such Substitute Purchaser determined in accordance with the provisions of section 3.3 of this Schedule. On the date on which the sale of such Series C Share to a Substitute Purchaser is to be effected, the Corporation shall pay or cause to be paid to the holder of such Series C Share the purchase price for such share received from the Substitute Purchaser on behalf of the Substitute Purchaser acquiring such share. Such payment shall be made by cheque mailed to the holder of such Series C Share in accordance with Article 8 of this Schedule and shall be a full and complete payment of the purchase price for the Series C Share to be sold by such holder to such Substitute Purchaser unless the cheque is not honoured when presented for payment. From and after the date on which the cheque is mailed in payment for such Series C Share, the Substitute Purchaser shall be treated by the Corporation as the registered holder of the Series C Share which has been sold to such Substitute Purchaser in accordance with the provisions of this Article 3.

..6. Continuance of Conversion Right

In the event that the Corporation exercises its right pursuant to subsection 3.3(b) of this Schedule to require a Series C Share tendered for conversion to be sold by the holder of this Schedule to a Substitute Purchaser, such Series C Share shall continue to be convertible into Common Shares pursuant to section 3.1 of this Schedule after having been sold to a Substitute Purchaser notwithstanding its having been tendered for conversion by the previous holder of this Schedule.

3.7. Entitlement of Substitute Purchasers to Declared and Unpaid Dividends

In the event that a Series C Share is sold or deemed to have been sold to a Substitute Purchaser for a purchase price which includes the amount of any declared and unpaid dividends on such Series C Share in accordance with section 3.3 of this Schedule, such Substitute Purchaser shall be treated by the Corporation as the holder of record of such Series C Share for the purpose of the payment of such previously declared and unpaid dividends from and after the date of the sale of such Series C Share to such Substitute Purchaser and the entitlement of the previous holder of such Series C Share who was required to sell such Series C Share to such Substitute Purchaser to such dividends shall be forever extinguished.

ARTICLE 4.

VOTING RIGHTS

In the event that (A) (i) The Great-West Life Assurance Company ("GWL") is not required to satisfy the provision of the *Insurance Companies Act* (Canada), as amended or replaced from time to time, (the "ICA") relating to the 35% public voting requirement currently in section 411 of the ICA (the "Public Voting Requirement"); (ii) GWL has satisfied the Public Voting Requirement in some other manner, or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to comply with the Public Voting Requirement; (B) the Board of Directors of the Corporation has removed the voting rights referred to in section 2.5 of Schedule I to these Restated Articles of Incorporation as contemplated by section 1.2 of Schedule V to these Restated Articles of Incorporation; and (C) the Corporation fails to declare the whole amount of the Quarterly Dividend for any Dividend Period on or before the last day of such Dividend Period, the holders of the Series C Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors of the Corporation are to be elected the record date for notice of which occurs after the end of such Dividend Period (other than meetings at which only holders of another specified series or class of shares are entitled to vote) and such holders shall have the right at any such meeting to one vote for each Series C Share in the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have such right. Notwithstanding the provisions attaching to the First Preferred Shares as a class or to the Series C Shares, if the lesser of the initial issue price, redemption amount or retraction amount per share of any other series of First Preferred Shares is less than the Redemption Price of the Series C Shares, the votes per Series C Share shall be increased such that the Series C Shares

.iave the same number of votes per dollar amount of the Redemption Price as the other series with the lowest initial issue price, redemption amount or retraction amount per share. The right to receive notice of, attend and vote at such meetings shall continue until such time as the Corporation declares and pays the full amount of a Quarterly Dividend for a Dividend Period, after which Dividend Period such rights to receive notice of, attend and vote at such meetings shall forthwith expire. At such time as the Corporation may again fail to declare the full amount of any Quarterly Dividend for any Dividend Period, such voting rights shall become effective again and so on from time to time.

ARTICLE 5.

RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

So long as any of the Series C Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the outstanding Series C Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Second Preferred Shares, on the Common Shares or on shares of any other class of the Corporation ranking junior to the Series C Shares (other than stock dividends in shares of the Corporation ranking junior to the Series C Shares);

(b) except out of the net cash proceeds of an issue of shares ranking junior to the Series C Shares, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of the Second Preferred Shares, Common Shares or shares of any other class of the Corporation ranking junior to the Series C Shares;

(c) redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of less than all of the Series C Shares;

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking pari passu with the Series C Shares; or

(e) except out of the net cash proceeds of an issue of shares ranking junior to the Series C Shares, or except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking prior to the Series C shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction or retirement of capital, as the case may be, all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series C Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series C Shares shall have been declared and paid or monies set aside for payment of this Schedule.

ARTICLE 6.

ISSUE PRICE

The price or consideration for which each Series C Share shall be issued is $25.00 and, upon payment of such price, each such share shall be issued as fully paid and non-assessable.

ARTICLE 7.

ELECTION UNDER THE INCOME TAX ACT

The Corporation shall elect under subsection 191.2(1) of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under section 191.1 of such Act, or any successor or replacement provision of similar effect, at a rate such that no holder of the Series C Shares will be required to pay tax on dividends received on the Series C Shares under section 187.2 of Part IV.1 of such Act, or any successor or replacement provision of similar effect. Such election shall be made in the manner prescribed by such Act and shall be filed within the time provided under paragraph 191.2(1)(a) of such Act.

ARTICLE 8.

NOTICE AND INTERPRETATION

8.1. **Notices.**

(a) Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series C Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of

the Series C Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

(b) If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series C Shares pursuant to paragraph (a) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until he informs the Corporation in writing of his new address.

8.2. Interpretation

(a) In the event that any day on which any dividend on the Series C Shares is payable or on or by which any other action is required to be taken hereunder is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or before the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place where the Corporation has its head office.

(b) All references herein to a holder of Series C Shares shall be interpreted as referring to a registered holder of the Series C Shares.

ARTICLE 9.

MODIFICATION

The provisions attaching to the Series C Shares may be deleted, varied, modified, amended or amplified with the prior approval of the holders of Series C Shares given in accordance with Article 10 of this Schedule.

ARTICLE 10.

APPROVAL OF SERIES C SHAREHOLDERS

Any approval required or permitted to be given by the holders of the Series C Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Series C Shares if given in the manner provided in section 2.4 of Schedule I to these Restated Articles of Incorporation, the provisions attaching to the First Preferred Shares as a class, which provisions shall apply, mutatis mutandis, as though the term "Series C Shares" was used in such section in place of the term "First Preferred Shares" and as though the Series C Shares were a class of shares, provided that the quorum for any meeting of holders of Series C Shares shall be shareholders represented in person or by proxy holding a

majority of the outstanding Series C Shares. If at any such meeting the holders of a majority of the outstanding Series C Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Series C Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Series C Shares.

ARTICLE 11.

RIGHTS ON LIQUIDATION

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series C Shares shall be entitled to receive an amount equal to $25.00 per Series C Share, together with all dividends declared and unpaid to and including the date of payment, before any amount is paid or any assets of the Corporation are distributed to the holders of Common Shares, Second Preferred Shares or shares of any other class of the Corporation ranking junior to the Series C Shares. Upon payment to the holders of the Series C Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

SCHEDULE V

REMOVAL OF VOTING RIGHTS AND SHARE CONSTRAINTS RELATING TO FIRST PREFERRED SHARES, FIXED NUMBER OF DIRECTORS AND CUMULATIVE VOTING PROCEDURE

1.1 In the event that (i) The Great-West Life Assurance Company ("GWL") is not required to satisfy the provision of the *Insurance Companies Act* (Canada), as amended or replaced from time to time, (the "ICA") relating to the 35% public voting requirement currently in section 411 of the ICA (the "Public Voting Requirement"); (ii) GWL has satisfied the Public Voting Requirement in some other manner; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to comply with the Public Voting Requirement, the Board of Directors of the Corporation may, by resolution, without the approval of the holders of First Preferred Shares or the holders of Common Shares, determine that all of the following shall occur:

(a) sections 2.5 and 2.6 of Schedule I to these Restated Articles of Incorporation shall be deleted;

(b) Schedule VI to these Restated Articles of Incorporation shall be deleted;

(c) Section 5 of the Articles of the Corporation shall be deleted and replaced with the following:

> "The minimum number of directors is eight (8) and the maximum number of directors is thirty-five (35)."; and

(d) Section 7 of the Articles of the Corporation shall be amended by adding the following:

> "The actual number of directors within the minimum and maximum set out in section 5 of the Articles of the Corporation may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders."

1.2 The Corporation shall give written notice to each shareholder of record of the Corporation of the effective date of the amendments provided for in this Schedule. The notice shall specify the effective date and shall be given to each shareholder of record not later than fifteen (15) days prior to the effective date specified in the notice.

1.3 The procedure for giving written notice as contemplated by section 1.2 of this Schedule shall be to deliver to, or to mail the same by ordinary unregistered mail in a prepaid

envelope addressed to, each shareholder of the Corporation at the address as it appears on the books of the Corporation or, in the event of the address of any such shareholder not so appearing, to the last known address of such shareholder, provided, however, that accidental failure or omission to give any such notice to one or more of such shareholders shall not affect the validity of the provisions of either section 1.1 or section 1.2 of this Schedule.

SCHEDULE VI

CUMULATIVE VOTING

1.1 Every shareholder of the Corporation entitled to vote at an election of directors has the right to cast thereat a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected, and the shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in such manner as the shareholder sees fit, and where the shareholder has voted for more than one candidate without specifying the distribution of the shareholder's votes among such candidates, the shareholder shall be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

Exemption # 82-34728

Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC.

Name of corporation-Dénomination de la société

007478-1

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; ☐

a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;

(b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; ☐

b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

(c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; ☒

c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization. ☐

d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes.

Director - Directeur

November 6, 1997/le 6 novembre 1997

Date of Amendment - Date de modification

Canada

Industry Canada | Industrie Canada
Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 - Name of corporation - Dénomination de la société

GREAT-WEST LIFECO INC.

2 - Corporation No. - N° de la société

0074781

3 - The articles of the above-named corporation are amended as follows: | Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The authorized capital of the Corporation is amended by creating the first series of Class A Preferred Shares which shall consist of 32,000,000 shares designated "Non-Cumulative Class A Preferred Shares, Series 1", and the rights, privileges, restrictions and conditions attaching thereto are set out in the annexed Schedule 1 which is incorporated in this form.



Date	Signature	Title - Titre
November 3, 1997		Vice-President, Counsel and Secretary, Canada

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
Filed - Déposée
NOV 6 1997

Canada

IC 3069 (2/95)

GREAT-WEST LIFECO INC.
NON-CUMULATIVE CLASS A PREFERRED SHARES, SERIES 1
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The first series of Class A Preferred Shares shall consist of 32,000,000 shares designated "Non-Cumulative Class A Preferred Shares, Series 1" (the "Class A Series 1 Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE 1
DIVIDENDS

1.1 Dividend Payment Dates and Dividend Periods

The dividend payment dates (the "Dividend Payment Dates") in respect of dividends payable on the Class A Series 1 Shares shall be the last day of each of the months of January, April, July and October in each year. A "Dividend Period" means the period from and including the date of issue of the Class A Series 1 Shares to but excluding the first Dividend Payment Date after the date of issue and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

1.2 Payment of Dividends

Subject to section 2.9, the holders of Class A Series 1 Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends (the "Quarterly Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, the first of such dividends to be payable on January 31, 1998 and to be in an amount per share determined in accordance with section 1.3. For all subsequent Dividend Periods, dividends, subject to section 1.3, shall be in an amount per Class A Series 1 Share equal to $0.3125 per share.

1.3 Dividend for Other than a Full Dividend Period

Subject to section 2.9, the holders of Class A Series 1 Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends for any period which is less than a full Dividend Period as follows:

(a) an initial dividend in respect of the period from and including the date of the initial issue of the Class A Series 1 Shares to but excluding the next succeeding Dividend Payment Date (the "Initial Dividend Period") equal to the amount obtained (rounded to five decimal places) when $1.25 is multiplied by a fraction, the numerator of which is the number of days in the Initial Dividend Period and the denominator of which is 365; and

(b) a dividend in an amount per share with respect to any Class A Series 1 Share:

(i) which is issued, redeemed, purchased or converted during any Dividend Period, or

(ii) where the assets of the Corporation are distributed to the holders of the Class A Series 1 Shares pursuant to section 3.2 of the provisions attaching to the Class A Preferred Shares as a class with an effective date during any Dividend Period,

equal to the amount obtained (rounded to five decimal places) when $1.25 is multiplied by a fraction, the numerator of which is the number of days in such Dividend Period that such share has been outstanding (excluding the date of issue, redemption, purchase or conversion or the effective date for the distribution of assets) and the denominator of which is the number of days in the year in which such Dividend Period falls.

1.4 Payment Procedure

Subject to sections 2.5 and 2.9, the Corporation shall pay the dividends on the Class A Series 1 Shares on the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada. The delivery or mailing of any cheque to a holder of Class A Series 1 Shares shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 2
REDEMPTION, CONVERSION AND PURCHASE

2.1 General

Subject to Article 5 and to the extent permitted by applicable law, the Class A Series 1 Shares may be redeemed, converted or purchased by the Corporation as provided in Articles 2 and 3 but not otherwise.

2.2 Corporation's Redemption Rights

The Class A Series 1 Shares shall not be redeemable prior to October 31, 2004. The Corporation may, upon giving notice as hereinafter provided, redeem on or after October 31, 2004 at any time the whole or from time to time any part of the then outstanding Class A Series 1 Shares, by the payment of an amount in cash for each Class A Series 1 Share so redeemed equal to the sum of $25.00 plus an amount equal to all declared and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the "Redemption Price"). If less than all of the outstanding Class A Series 1 Shares are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata (disregarding fractions) or in such other manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine.

2.3 Corporation's Conversion Rights

The Class A Series 1 Shares shall not be convertible at the option of the Corporation prior to October 31, 2004. Subject to the approval of The Toronto Stock Exchange (the "TSE"), The Montreal Exchange (the "ME") and the Winnipeg Stock Exchange, the Corporation may, by giving notice as hereinafter provided, at any time on or after October 31, 2004 convert the whole or from time to time any part of the then outstanding Class A Series 1 Shares into fully paid, non-assessable and freely tradeable (in all provinces of Canada) Common Shares (as hereinafter defined) of the Corporation on the basis that the Class A Series 1 Shares of each holder called for conversion by the Corporation will be converted into (subject to the exception as to fractions contained in section 2.13) that number (the holder's "Common Share Conversion Number") of Common Shares as is equal to the product of:

(a) the number obtained when

(i) $25.00 plus an amount equal to all declared and unpaid dividends per Class A Series 1 Share up to but excluding the date fixed for conversion,

is divided by

10516554.14

(ii) the greater of (A) $3.00 and (B) 95% of the weighted average trading price of all Common Shares of the Corporation traded on the TSE for the 20 trading days ending on the last trading day occurring on the fourth day immediately prior to the date specified for conversion or, if such fourth day is not a trading day on the TSE, then the last trading day ending immediately prior to such fourth day (such greater price being the "Weighted Price"),

with the result of that calculation being rounded upward to the nearest 1/100 of a Common Share; and

(b) the number of Class A Series 1 Shares of such holder being converted.

If less than all of the outstanding Class A Series 1 Shares are to be converted, the shares to be converted shall be selected by lot or pro rata (disregarding fractions) or in such other manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine.

2.4 Notice of Redemption or Conversion

Notice of the redemption or conversion of Class A Series 1 Shares shall be given by the Corporation not less than 30 nor more than 60 days prior to the date fixed for redemption or conversion to each holder of Class A Series 1 Shares to be redeemed or converted, as the case may be. Such notice shall set out:

(a) the date (the "Redemption Date" or the "Conversion Date", as the case may be) on which the redemption or conversion is to take place;

(b) unless all the Class A Series 1 Shares held by the holder to whom it is addressed are to be redeemed or converted, the number of Class A Series 1 Shares so held which are to be redeemed or converted;

(c) whether the Corporation shall redeem or convert such Class A Series 1 Shares;

(d) the Redemption Price or the method of determining the Common Share Conversion Number, as the case may be; and

(e) where the Class A Series 1 Shares are to be converted into Common Shares, the advice that such Common Shares will be registered in the name of the registered holder of the Class A Series 1 Shares to be converted unless the transfer agent for the Class A Series 1 Shares (the "Transfer Agent") receives from such holder, on or before the tenth day prior to the Conversion Date (the "Transferee Notice Date"), at the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montréal, Vancouver, Calgary or Winnipeg, written notice in a form and

executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in some other name or names (the "Transferee") and stating the name or names (with addresses) accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of such Transferee to hold such Common Shares.

The Corporation shall issue and deliver to one or more Canadian business news services a press release within 24 hours of the end of the 20 trading day period for calculation of the Weighted Price announcing the number of Lifeco Common Shares into which each Class A Series 1 Share may be converted.

2.5 Payment of Redemption Price

On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Class A Series 1 Shares so called for redemption the Redemption Price therefor on presentation and delivery at the head office of the Corporation, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montréal, Vancouver, Calgary or Winnipeg, or such other place or places in Canada designated in the notice of redemption, of the certificate or certificates representing the Class A Series 1 Shares so called for redemption. Such payment shall be made by cheque and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Class A Series 1 Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Class A Series 1 Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Class A Series 1 Shares in respect of such shares except the right to receive therefor the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired. If less than all the Class A Series 1 Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued without cost to the holder.

2.6 Deposit of Redemption Price

The Corporation shall have the right at any time after mailing a notice of redemption to deposit the aggregate Redemption Price of the Class A Series 1 Shares thereby called for redemption, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company for the holders of such shares, and upon such deposit being made or upon the date fixed for redemption, whichever is the later, the Class A Series 1 Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of each holder thereof shall be limited to receiving, without interest, his proportionate part of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Class A Series 1 Shares so redeemed. Any interest on any such deposit shall belong to the Corporation.

Redemption moneys which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

2.7 Delivery of Share Certificates on Conversion

In the case of a conversion of Class A Series 1 Shares into Common Shares, on and after the Conversion Date the Corporation shall deliver to each holder of Class A Series 1 Shares so called for conversion the holder's Common Share Conversion Number of Common Shares on presentation and delivery by the holder at the head office of the Corporation, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montréal, Vancouver, Calgary or Winnipeg, or such other place or places in Canada designated in the notice of conversion, of the certificate or certificates representing the Class A Series 1 Shares so called for conversion. The Corporation shall deliver or cause to be delivered certificates representing such Common Shares registered in the name of the holders of Class A Series 1 Shares to be converted, or as such holders shall have directed as contemplated by section 2.4(e). Class A Series 1 Shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, the holders of Class A Series 1 Shares so converted who have not presented and delivered the certificate or certificates representing such shares as herein required shall cease to be entitled to dividends on such Class A Series 1 Shares or to exercise any of the rights of holders of Class A Series 1 Shares in respect of such shares except the right to receive therefor the holder's Common Share Conversion Number of Common Shares and any payment with respect to a fraction of a Common Share. If less than all the Class A Series 1 Shares represented by any certificate shall be redeemed or converted, a new certificate for the balance shall be issued without cost to the holder.

2.8 Common Shares to be Listed

The Corporation shall not exercise its right to convert any Class A Series 1 Shares into Common Shares if on the date for giving notice or on the Conversion Date the Common Shares are not listed on the TSE or the ME. The Corporation shall use its best efforts to ensure that so long as any Class A Series 1 Shares are outstanding, the Common Shares of the Corporation shall continue to be listed on the TSE and the ME.

2.9 Declaration of Dividends in Respect of Shares to be Converted

In the event that a dividend is declared by the board of directors of the Corporation in respect of any Dividend Period in which the Class A Series 1 Shares are converted into Common Shares at the option of the Corporation, notwithstanding the provisions of section 1.4, no cheque shall be issued in payment of such dividend and the holder of the Class A Series 1 Shares so called for conversion shall be deemed to have subscribed for such number of Common Shares of the Corporation as is equal to the number obtained when the amount of the declared and unpaid dividend is divided by the greater of (i) $3.00 and (ii) 95% of the Weighted Price, with the result of that calculation being rounded upward to the nearest 1/100 of a Common Share; such

number of Common Shares to be issued to such holder as part of, and not in addition to, the Common Shares issued to such holder pursuant to the provisions of section 2.3.

2.10 Purchase

The Corporation may purchase at any time all or from time to time any number of the outstanding Class A Series 1 Shares in the open market (including purchases through or from an investment dealer or firm holding membership on a stock exchange) or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Class A Series 1 Shares, at a price per share in each case not exceeding $25.00 plus costs of purchase. If upon any invitation for tenders the Corporation receives tenders for Class A Series 1 Shares at the same price in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the shares to be purchased shall be selected from the shares offered at such price as nearly as may be pro rata (to the nearest 10 shares) according to the number of Class A Series 1 Shares offered in each such tender, or in such manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine. If part only of the Class A Series 1 Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued without cost to the holder.

2.11 Conversion into Another Series of Preferred Shares

To the extent permitted by applicable law and the articles of the Corporation, the Corporation may at any time on or after October 31, 2004 designate a further series of preferred shares (the "New Preferred Shares") and notify the holders of Class A Series 1 Shares that they have the right pursuant to the terms of the Class A Series 1 Shares, at their option, to convert their Class A Series 1 Shares into fully paid, non-assessable and freely tradeable (in all provinces of Canada) New Preferred Shares on a share for share basis on a date specified by the Corporation in such notice (the "Exchange Date"). Such notice shall be given not less than 30 nor more than 60 days prior to the Exchange Date, shall provide the details of the terms and conditions of the New Preferred Shares and instructions on how to convert Class A Series 1 Shares into New Preferred Shares and shall be accompanied by the proper form of instrument of surrender. The Class A Series 1 Shares will be so convertible into New Preferred Shares only if, in the opinion of counsel to the Corporation, such New Preferred Shares will not, if issued, be or be deemed to be "term preferred shares" within the meaning of the *Income Tax Act* (Canada) if such definition were read without reference to paragraph (f) of the definition of "term preferred shares" set out in subsection 248(1) of such Act.

2.12 Manner of Conversion into Another Series of Preferred Shares

Class A Series 1 Shares may be converted by the holder of such shares tendering to the Corporation on or prior to the Exchange Date the certificate or certificates representing the Class A Series 1 Shares to be so converted and the written instrument of surrender in form

satisfactory to the Corporation and duly executed by the registered holder of the Class A Series 1 Shares represented by the certificate or certificates so surrendered. In the written instrument of surrender, the holder may elect to convert all or a portion of the Class A Series 1 Shares represented by such certificate or certificates into New Preferred Shares.

The Corporation shall, on presentation and delivery at the head office of the Corporation, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montréal, Vancouver, Calgary or Winnipeg, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Class A Series 1 Shares to be converted, issue and deliver or cause to be delivered as soon as is reasonably practicable after the Exchange Date a certificate or certificates representing the New Preferred Shares into which such Class A Series 1 Shares have been converted. Such certificate or certificates shall be registered in the name of the holder of the Class A Series 1 Shares so converted or in such name or names as he may specify in the written instrument accompanying the Class A Series 1 Shares to be converted. The Class A Series 1 Shares so converted shall be converted, and the holder thereof shall become a holder of record of New Preferred Shares, effective on the Exchange Date. If less than all the Class A Series 1 Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued without cost to the holder.

2.13 Avoidance of Fractional Shares

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Class A Series 1 Shares, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Conversion Date.

ARTICLE 3
HOLDER'S CONVERSION RIGHT

3.1 Conversion Right

Subject to the option of the Corporation in section 3.4, each Class A Series 1 Share shall, on and after January 31, 2005, at the option of the holder, be convertible into (subject to the exception as to fractions contained in section 3.5) that number of fully paid, non-assessable and freely tradeable (in all provinces of Canada) Common Shares as is equal to the number obtained when $25.00 is divided by the greater of $3.00 and 95% of the Weighted Price, with the result of such calculation being rounded up to the nearest 1/100 of a Common Share. The holder of Class A Series 1 Shares to be converted is entitled to receive any dividend which has been previously declared and which is payable on the date of such conversion.

Not less than 60 nor more than 120 days prior to January 31, 2005, the Corporation shall give to the registered holders of the Class A Series 1 Shares notice of this conversion right containing instructions to such holders as to the method by which such conversion right may be exercised, as set out in section 3.2.

3.2 Manner of Conversion

Class A Series 1 Shares may be converted by the holder of such shares tendering to the Corporation not less than 30 days prior to the date fixed for conversion by such holder the certificate or certificates for the Class A Series 1 Shares to be converted with the notice of conversion on the reverse side thereof (the "Conversion Notice") duly completed. Subject to section 3.4 and to the right to accept an offer to convert Class A Series 1 Shares into New Preferred Shares under section 2.11, such Conversion Notice shall be irrevocable and shall set out:

(a) the Conversion Date;

(b) unless all the Class A Series 1 Shares held by the holder by whom such notice is given are to be converted, the number of Class A Series 1 Shares so held which are to be converted; and

(c) an acknowledgement that the Common Shares into which the Class A Series 1 Shares are to be converted are to be registered in the name of the registered holder of the Class A Series 1 Shares to be converted unless such holder, on or before the tenth day prior to the Conversion Date, provides to the Transfer Agent at the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montréal, Vancouver, Calgary or Winnipeg, a written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in the name of a Transferee or Transferees and stating the name or names (with addresses) of such Transferee or Transferees accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of any such Transferee to hold such Common Shares.

3.3 Delivery of Share Certificates

Subject to section 3.4, the Corporation shall, on presentation and delivery at the head office of the Corporation, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montréal, Vancouver, Calgary or Winnipeg, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Class A Series 1 Shares so surrendered for conversion, deliver or cause to be delivered certificates representing the number of whole Common Shares into which such Class A Series 1 Shares are to be converted, registered in the name of the holder of the Class A Series 1 Shares to be

converted, or as such holder shall have directed as aforesaid, as the case may be, on the Conversion Date. The Class A Series 1 Shares so converted shall be converted, and the holder thereof shall become a holder of Common Shares of record, effective on the Conversion Date. If less than all the Class A Series 1 Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued without cost to the holder.

3.4 Option of the Corporation

Prior to any Conversion Date, the Corporation may, by notice given not less than two days before such Conversion Date to all holders who have given a Conversion Notice:

(a) redeem on the Conversion Date all but not less than all of the Class A Series 1 Shares forming the subject matter of the applicable Conversion Notice at the Redemption Price provided for in section 2.2, in which event such redemption shall be effected on the Conversion Date by mailing a cheque of the Corporation or of the Transfer Agent in an amount equal to the Redemption Price to the holder of the Class A Series 1 Shares entitled thereto; or

(b) request such holders to sell on the Conversion Date such Class A Series 1 Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all but not less than all of such Class A Series 1 Shares at a price equal to $25.00 plus an amount equal to all declared and unpaid dividends to but excluding the Conversion Date is or are found by the Corporation and such holders shall sell such Class A Series 1 Shares at such price to such purchaser or purchasers ("Substitute Purchasers"), in which event the provisions of section 3.6 shall apply.

If less than all the Class A Series 1 Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued without cost to the holder. The Class A Series 1 Shares so purchased or redeemed shall not be converted on the Conversion Date. In the event that for any reason the redemption or purchase provided for in this section is not effected in respect of a Class A Series 1 Share or Shares on the Conversion Date, the option of the Corporation in respect of such Class A Series 1 Share or Shares shall lapse and such Class A Series 1 Share or Shares shall be deemed to have been converted on the Conversion Date.

3.5 Avoidance of Fractional Shares

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Class A Series 1 Shares under this Article 3, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Conversion Date.

3.6 Manner of Purchase By A Substitute Purchaser

The Corporation shall receive and hold on behalf of the Substitute Purchaser the purchase price to be paid to the holder of a Class A Series 1 Share to be acquired by such Substitute Purchaser determined in accordance with the provisions of section 3.4. On the date on which the sale of such Class A Series 1 Shares to a Substitute Purchaser is to be effected, the Corporation shall, on presentation and delivery at the head office of the Corporation, the principal transfer office of the Transfer Agent in any of the cities of Toronto, Montréal, Vancouver, Calgary or Winnipeg or at such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Class A Series 1 Shares to be sold to the Substitute Purchaser, pay or cause to be paid to the holder of such Class A Series 1 Shares the purchase price for such shares received from the Substitute Purchaser on behalf of the Substitute Purchaser acquiring such shares. Such payment shall be made by cheque delivered to the holder of such Class A Series 1 Shares if the certificate or certificates representing the same is or are delivered to the Corporation and otherwise shall be mailed to such holder if such certificate or certificates are sent to the Corporation by mail and shall be a full and complete payment of the purchase price for the Class A Series 1 Shares to be sold by such holder to such Substitute Purchaser unless the cheque is not honoured when presented for payment. From and after the date on which the cheque is mailed in payment for such Class A Series 1 Shares, the Substitute Purchaser shall be treated by the Corporation as the registered holder of the Class A Series 1 Shares which have been sold to such Substitute Purchaser in accordance with the provisions of this Article 3.

3.7 Continuance of Conversion Right

In the event that the Corporation exercises its right pursuant to section 3.4(b) to require Class A Series 1 Shares tendered for conversion to be sold by the holder thereof to a Substitute Purchaser, such Class A Series 1 Shares shall continue to be convertible into Common Shares pursuant to section 3.1 after having been sold to a Substitute Purchaser notwithstanding their having been tendered for conversion by the previous holder thereof.

3.8 Entitlement of Substitute Purchasers to Declared and Unpaid Dividends

In the event that Class A Series 1 Shares are sold or deemed to have been sold to a Substitute Purchaser for a purchase price which includes the amount of any declared and unpaid dividends on such Class A Series 1 Shares in accordance with section 3.4, such Substitute Purchaser shall be treated by the Corporation as the holder of record of such Class A Series 1 Shares for the purpose of the payment of such previously declared and unpaid dividends from and after the date of the sale of such Class A Series 1 Shares to such Substitute Purchaser and the entitlement of the previous holder of such Class A Series 1 Shares who was required to sell such Class A Series 1 Shares to such Substitute Purchaser to such dividends shall be forever extinguished.

ARTICLE 4
VOTING RIGHTS

4.1 Voting Rights

Except as otherwise provided herein or in the conditions attaching to the Class A Preferred Shares as a class, the holders of Class A Series 1 Shares shall not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation. In the event that the Corporation fails to declare and pay the whole amount of the Quarterly Dividend for any Dividend Period on or before the applicable Dividend Payment Date, the holders of the Class A Series 1 Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors of the Corporation are to be elected the record date for notice of which occurs after such Dividend Payment Date (other than meetings at which only holders of another specified series or class of shares are entitled to vote) and such holders shall have the right at any such meeting to vote in the election of two directors in conjunction with the holders of any other series of preferred shares of the Corporation (other than the First Preferred Shares) which may have a similar right. Notwithstanding the provisions attaching to the Class A Preferred Shares as a class or to the Class A Series 1 Shares, if the lesser of the initial issue price, redemption amount or retraction amount per share of any other series of preferred shares of the Corporation (other than the First Preferred Shares) having a similar right is less than the Redemption Price of the Class A Series 1 Shares, the votes per Class A Series 1 Share shall be increased such that the Class A Series 1 Shares have the same number of votes per dollar amount of the Redemption Price as other series with the lowest initial issue price, redemption amount or retraction amount per share. The right to receive notice of, attend and vote at such meetings shall continue until such time as the Corporation declares and pays the whole amount of a Quarterly Dividend for a Dividend Period, after which payment such rights to receive notice of, attend and vote at such meetings shall forthwith expire. At such time as the Corporation may again fail to declare the whole amount of the Quarterly Dividend for any Dividend Period, such voting rights shall become effective again and so on from time to time.

ARTICLE 5
RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

5.1 Restrictions on Dividends and Retirement of Shares

So long as any of the Class A Series 1 Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the outstanding Class A Series 1 Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Second Preferred Shares, on the Common Shares or on shares of any other class of the Corporation

ranking junior to the Class A Series 1 Shares (other than stock dividends in shares of the Corporation ranking junior to the Class A Series 1 Shares);

(b) except out of the net cash proceeds of an issue of shares ranking junior to the Class A Series 1 Shares, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of the Second Preferred Shares, Common Shares or shares of any other class of the Corporation ranking junior to the Class A Series 1 Shares;

(c) redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of less than all of the Class A Series 1 Shares;

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of the First Preferred Shares or any shares of any other class or series of the Corporation ranking *pari passu* with the Class A Series 1 Shares; or

(e) except out of the net cash proceeds of an issue of shares ranking junior to the Class A Series 1 Shares, or except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking prior to the Class A Series 1 Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction or retirement of capital, as the case may be, all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Class A Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking *pari passu* with the Class A Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative Class A Preferred Shares (including the Class A Series 1 Shares) then issued and outstanding and on all other non-cumulative shares ranking prior to or *pari passu* with the Class A Series 1 Shares shall have been declared and paid or monies set aside for payment thereof.

ARTICLE 6
ISSUE PRICE

6.1 Issue Price

The price or consideration for which each Class A Series 1 Share shall be issued is $25.00 and, upon payment of such price, each such share shall be issued as fully paid and non-assessable.

ARTICLE 7
ELECTION UNDER THE *INCOME TAX ACT* (CANADA)

7.1 Election Under the *Income Tax Act* (Canada)

The Corporation shall elect under subsection 191.2(1) of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under section 191.1 of such Act, or any successor or replacement provision of similar effect, at a rate such that no holder of the Class A Series 1 Shares will be required to pay tax on dividends received on the Class A Series 1 Shares under section 187.2 of Part IV.1 of such Act, or any successor or replacement provision of similar effect. Such election shall be made in the manner prescribed by such Act and shall be filed within the time provided under paragraph 191.2(1)(a) of such Act.

ARTICLE 8
NOTICES AND INTERPRETATION

8.1 Notices

Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Class A Series 1 Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Class A Series 1 Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Class A Series 1 Shares pursuant to this section is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of his new address.

8.2 Interpretation

In the event that any day on which any dividend on the Class A Series 1 Shares is payable or on or by which any other action is required to be taken hereunder is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or before the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place where the Corporation has its head office.

All references herein to a holder of Class A Series 1 Shares shall be interpreted as referring to a registered holder of the Class A Series 1 Shares.

For the purposes hereof, the "Common Shares" of the Corporation shall mean such common shares as currently constituted and any shares resulting from a reclassification of the common shares of the Corporation or which result from a capital reorganization of the Corporation or a consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of the common shares or a change of the common shares into other shares or securities).

ARTICLE 9
MODIFICATION

9.1 Modification

The provisions attaching to the Class A Series 1 Shares may be deleted, varied, modified, amended or amplified with the prior approval of the holders of Class A Series 1 Shares given in accordance with Article 10 and with all required approvals of any stock exchanges on which the Class A Series 1 Shares may be listed.

ARTICLE 10
APPROVAL OF CLASS A SERIES 1 SHAREHOLDERS

10.1 Approval of Class A Series 1 Shareholders

Any approval required or permitted to be given by the holders of the Class A Series 1 Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Class A Series 1 Shares if given in the manner provided in section 3.4 of the provisions attaching to the Class A Preferred Shares as a class, which provisions shall apply, *mutatis mutandis*, as though the term "Class A Series 1 Shares" was used in such section in place of the term "Class A Preferred Shares" and as though the Class A Series 1 Shares were a class of shares, provided that the quorum for any meeting of holders of Class A Series 1 Shares (other than an adjourned meeting) shall be shareholders represented in person or by proxy holding a majority of the outstanding Class A Series 1 Shares. If at any meeting of holders of the Class A Series 1 Shares the quorum is not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Class A Series 1 Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66⅔% of the votes cast at such meeting shall constitute the approval of the holders of the Class A Series 1 Shares.

ARTICLE 11
RIGHTS ON LIQUIDATION

11.1 Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Class A Series 1 Shares shall be entitled to receive an amount equal to $25.00 per Class A Series 1 Share, together with all dividends declared and unpaid to and including the date of payment, before any amount is paid or any assets of the Corporation are distributed to the holders of Common Shares, Second Preferred Shares or shares of any other class of the Corporation ranking junior to the Class A Series 1 Shares. Upon payment to the holders of the Class A Series 1 Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.



Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC. — 007478-1

Name of corporation-Dénomination de la société — Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
(b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
(c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☒	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
(d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization.	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes.

Director - Directeur

April 23, 1998/le 23 avril 1998

Date of Amendment - Date de modification

Canada



Consumer and Corporate Affairs Canada — Consommation et Affaires commerciales Canada

Canada Business Corporations Act — Loi régissant les sociétés par actions de régime fédéral

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 — Name of corporation — Dénomination de la société	2 — Corporation No. — N° de la société
GREAT-WEST LIFECO INC.	007478-1

3 — The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

To increase the number of directors from twenty-one (21) to twenty-two (22).



Date	Signature	Title — Titre
April 23, 1998		Vice-President, Counsel ar Secretary, Canada

7530-21-936-1387 (01-93) 46

FOR DEPARTMENTAL USE ONLY — À L'USAGE DU MINISTÈRE S
Filed – Déposée

APR 23 1998

Exemption # 82-34728

Industry Canada   Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC.

Name of corporation-Dénomination de la société

007478-1

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
(b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
(c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☒	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
(d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization.	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes.



Director - Directeur

September 9, 1998/le 9 septembre 1998

Date of Amendment - Date de modification

Canada



Consumer and Corporate Affairs Canada — Consommation et Affaires commerciales Canada

Canada Business Corporations Act — Loi régissant les sociétés par actions de régime fédéral

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICE
(ARTICLES 27 OU 177)

1 — Name of corporation — Dénomination de la société	2 — Corporation No. — N° de la société
GREAT-WEST LIFECO INC.	007478-1

3 — The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

1. to change each of the Common Shares of the Corporation into two Common Shares effective 11 p.m. (Central Daylight Time) September 23 , 1998.

1. fractionner chacune des actions ordinaires de la Société en deux actions ordinaires en date du 23 septembre 1988 à 23 h (heure avancée du centre).

Date	Signature	Title — Titre
1998-09-09	[signature]	Vice-President, Counsel and Secretary, Canada

7530-21-936-1387 (01-93) 46

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SE[UL]
Filed – Déposée SEP 09 1998



Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC.

Name of corporation-Dénomination de la société

007478-1

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; ☐

a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;

(b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; ☒

b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

(c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; ☐

c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization. ☐

d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes.

Director - Directeur

March 3, 1999/le 3 mars 1999

Date of Amendment - Date de modification

Canada



Consumer and Corporate Affairs Canada — Consommation et Affaires commerciales Canada

Canada Business Corporations Act — Loi régissant les sociétés par actions de régime fédéral



FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 — Name of corporation — Dénomination de la société	2 — Corporation No. — Nº de la société
GREAT-WEST LIFECO INC.	007478-1

3 — The articles of the above-named corporation are amended as follows: — Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The authorized capital of the Corporation is amended by creating the fourth series of First Preferred Shares which shall consist of 8,000,000 shares designated "Non-Cumulative First Preferred Shares, Series D", and the rights, privileges, restrictions and conditions attaching thereto are set out in the annexed Schedule 1 which is incorporated in this form.

Date	Signature	Title — Titre
March 3, 1999	[signature]	Vice-President, Counsel and Secretary, Canada

7530-21-936-1087 (01-93) 46

FOR DEPARTMENTAL USE ONLY — À L'USAGE DU MINISTÈRE SEULEMENT
Filed — Déposée
MAR - 3 1999

SCHEDULE 1

GREAT-WEST LIFECO INC.
4.70% NON-CUMULATIVE FIRST PREFERRED SHARES, SERIES D
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The fourth series of First Preferred Shares shall consist of 8,000,000 shares designated "4.70% Non-Cumulative First Preferred Shares, Series D" (the "Series D Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE 1
DIVIDENDS

1.1 Dividend Payment Dates and Dividend Periods

The dividend payment dates (the "Dividend Payment Dates") in respect of the dividends payable on the Series D Shares shall be the last day of each of the months of March, June, September and December in each year. A "Dividend Period" means the period from and including the date of issue of the Series D Shares to but excluding June 30, 1999, being the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

1.2 Payment of Dividends

The holders of Series D Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends (the "Quarterly Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, the first of such dividends to be payable on June 30, 1999 and to be in an amount per share determined in accordance with section 1.3. For all subsequent Dividend Periods, dividends, subject to section 1.3, shall be in an amount per Series D Share equal to $0.29375.

1.3 Dividend for Other than a Full Dividend Period

The holders of Series D Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a) an initial dividend in respect of the period from and including the date of the initial issue of the Series D Shares to but excluding June 30, 1999 (the "Initial Dividend Period") equal to the amount obtained (rounded to five decimal places)

when $1.175 is multiplied by a fraction, the numerator of which is the number of days in the Initial Dividend Period and the denominator of which is 365; and

(b) a dividend in an amount per share with respect to any Series D Share:

(i) which is issued, redeemed, purchased or converted during any Dividend Period, or

(ii) where the assets of the Corporation are distributed to the holders of the Series D Shares pursuant to section 2.2 of the provisions attaching to the First Preferred Shares as a class with an effective date during any Dividend Period,

equal to the amount obtained (rounded to five decimal places) when $1.175 is multiplied by a fraction, the numerator of which is the number of days in such Dividend Period that such share has been outstanding (excluding the date of issue, redemption, purchase or conversion or the effective date for the distribution of assets) and the denominator of which is the number of days in the year in which such Dividend Period falls.

1.4 Payment Procedure

The Corporation shall pay the dividends on the Series D Shares on the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by cheques drawn on a Canadian chartered bank or trust company and payable in lawful money of Canada at any branch of such bank or trust company in Canada. The delivery or mailing of any cheque to a holder of Series D Shares shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 2
REDEMPTION, CONVERSION AND PURCHASE

2.1 General

(a) Subject to Article 5 and to the extent permitted by applicable law, the Series D Shares may be redeemed, converted or purchased by the Corporation as provided in Articles 2 and 3 but not otherwise.

(b) For the purposes hereof, the "Common Shares" shall mean the common shares of the Corporation as currently constituted and any shares resulting from a reclassification of the common shares of the Corporation or which result from a capital reorganization of the Corporation or a consolidation, amalgamation or

merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of the common shares or a change of the common shares into other shares or securities).

2.2 Corporation's Redemption and Conversion Rights

(a) The Series D Shares shall not be redeemable prior to March 31, 2009. The Corporation may, upon giving notice as hereinafter provided, redeem on or after March 31, 2009 at any time the whole or from time to time any part of the then outstanding Series D Shares, by the payment of an amount in cash for each Series D Share so redeemed equal to:

(i) $25.50 if the Series D Shares are redeemed on or after March 31, 2009 and prior to March 31, 2010;

(ii) $25.25 if the Series D Shares are redeemed on or after March 31, 2010 and prior to March 31, 2011; and

(iii) $25.00 if the Series D Shares are redeemed on or after March 31, 2011;

plus in each case an amount equal to all declared and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the "Redemption Price").

(b) The Series D Shares shall not be convertible at the option of the Corporation prior to March 31, 2009. Subject to the approval of The Toronto Stock Exchange (the "TSE"), The Montreal Exchange (the "ME") and the Winnipeg Stock Exchange, the Corporation may, by giving notice as hereinafter provided, on March 31, 2009 or on any Dividend Payment Date thereafter convert the whole or from time to time any part of the then outstanding Series D Shares into fully paid, non-assessable and freely tradeable (in all provinces of Canada) Common Shares on the basis that the Series D Shares of each holder called for conversion by the Corporation will be converted into (subject to the exception as to fractions contained in section 2.7) that number (the "Common Share Conversion Number") of Common Shares as is equal to the product of:

(i) the number obtained when

(A) the then applicable Redemption Price;

is divided by

(B) the greater of (A) $3.00 and (B) 95% of the weighted average trading price (such weighted average trading price, the "Weighted Price") of all Common Shares traded on the TSE for the 20 trading days ending on the last trading day occurring on

the fourth day immediately prior to the date specified for conversion or, if such fourth day is not a trading day on the TSE, then the last trading day ending immediately prior to such fourth day,

with the result of that calculation being rounded upward to the nearest 1/100 of a Common Share; and

(ii) the number of Series D Shares of such holder being converted.

(c) If less than all of the outstanding Series D Shares are to be redeemed or converted, the shares to be redeemed or converted shall be selected by lot or pro rata (disregarding fractions) or in such other manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine.

2.3 <u>Manner of Redemption or Conversion</u>

(a) Notice of the redemption or conversion of Series D Shares shall be given by the Corporation not less than 30 nor more than 60 days prior to the date fixed for redemption or conversion to each holder of Series D Shares to be redeemed or converted, as the case may be. Such notice shall set out:

(i) the date (the "Redemption Date" or the "Conversion Date", as the case may be) on which the redemption or conversion is to take place;

(ii) unless all the Series D Shares held by the holder to whom it is addressed are to be redeemed or converted, the number of Series D Shares so held which are to be redeemed or converted;

(iii) whether the Corporation shall redeem or convert such Series D Shares;

(iv) the Redemption Price or the method of determining the Common Share Conversion Number, as the case may be; and

(v) where the Series D Shares are to be converted into Common Shares, the advice that such Common Shares will be registered in the name of the registered holder of the Series D Shares to be converted unless the transfer agent for the Series D Shares (the "Transfer Agent") receives from such holder, on or before the tenth day prior to the Conversion Date, at the principal transfer office of the Transfer Agent in any of the Cities of Toronto, Montréal, Winnipeg, Calgary or Vancouver written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in some other name or names (the "Transferee") and stating the name or names (with addresses) accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of such Transferee to hold such Common Shares.

The Corporation shall issue and deliver to one or more Canadian business news services a press release within 24 hours of the end of the 20 trading day period for calculation of the Weighted Price announcing the Common Share Conversion Number.

(b) In the case of a redemption, on and after the Redemption Date the Corporation shall pay or cause to be paid to the holders of the Series D Shares so called for redemption the Redemption Price therefor on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the Cities of Toronto, Montréal, Winnipeg, Calgary or Vancouver or such other place or places in Canada designated in the notice referred to in subsection 2.3(a), of the certificate or certificates representing the Series D Shares so called for redemption. Such payment shall be made by cheque and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Series D Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series D Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series D Shares in respect of such shares except the right to receive therefor the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired.

(c) In the case of a redemption, the Corporation shall have the right at any time after mailing a notice of redemption to deposit the aggregate Redemption Price of the Series D Shares thereby called for redemption, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company for the holders of such shares, and upon such deposit being made or upon the date fixed for redemption, whichever is the later, the Series D Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of each holder thereof shall be limited to receiving, without interest, such holder's proportionate part of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Series D Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Redemption moneys which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(d) In the case of a conversion of Series D Shares into Common Shares, on and after the Conversion Date the Corporation shall deliver to each holder of Series D Shares so called for conversion the holder's Common Share Conversion Number of Common Shares on presentation and delivery by the holder at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the Cities of Toronto, Montréal, Winnipeg,, Calgary or Vancouver or such other place or places in Canada designated in the notice referred to in subsection 2.3(a), of the certificate or certificates representing the Series D Shares so called for conversion.. The Corporation shall deliver or cause to be delivered

certificates representing such Common Shares registered in the name of the holders of Series D Shares to be converted, or as such holders shall have directed as aforesaid. Series D Shares so converted shall be converted effective on the Conversion Date. From and after the Conversion Date, the holders of Series D Shares so converted who have not presented and delivered the certificate or certificates representing such shares as herein required shall cease to be entitled to dividends on such Series D Shares or to exercise any of the rights of holders of Series D Shares in respect of such shares except the right to receive therefor the Common Share Conversion Number of Common Shares and any payment with respect to a fraction of a Series D Share.

(e) If less than all the Series D Shares represented by any certificate shall be redeemed or converted, a new certificate for the balance shall be issued without cost to the holder.

(f) The Corporation shall not exercise its right to convert any Series D Shares into Common Shares if on the date for giving notice or on the Conversion Date the Common Shares are not listed on the TSE or the ME. The Corporation shall use its best efforts to ensure that so long as any Series D Shares are outstanding, the Common Shares shall continue to be listed on the TSE and the ME.

(g) In the event that a dividend is declared on the Series D Shares by the board of directors of the Corporation in respect of any Dividend Period in which the Series D Shares are converted into Common Shares at the option of the Corporation, notwithstanding the provisions of section 1.4, no cheque shall be issued in payment of such dividend and the holder of the Series D Shares so called for conversion shall be deemed to have subscribed for such number of Common Shares as is equal to the number obtained when the amount of the declared and unpaid dividend is divided by the greater of (i) $3.00 and (ii) 95% of the Weighted Price, with the result of that calculation being rounded upward to the nearest 1/100 of a Common Share, such number of Common Shares to be issued to such holder as part of, and not in addition to, the Common Shares issued to such holder pursuant to the provisions of section 2.2(b).

2.4 <u>Purchase</u>

The Corporation may purchase at any time all or from time to time any number of the outstanding Series D Shares in the open market (including purchases through or from an investment dealer or firm holding membership on a stock exchange) or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Series D Shares, at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable. If upon any invitation for tenders the Corporation receives tenders for Series D Shares at the same price in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the shares to be purchased shall be selected from the shares offered at such price as nearly as may be pro rata (to the nearest 10 shares) according to the number of Series D Shares offered in each such tender, or in such manner as the board of directors or a committee thereof in its sole discretion shall by resolution

determine. If part only of the Series D Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued without cost to the holder.

2.5 Conversion into Another Series of Preferred Shares

To the extent permitted by applicable law and the articles of the Corporation, the Corporation may, on or after March 31, 2013, designate a further series of preferred shares (the "New Preferred Shares") and notify the holders of Series D Shares that they have the right pursuant to the terms of the Series D Shares, at their option, to convert their Series D Shares into fully paid, non-assessable and freely tradeable (in all provinces of Canada) New Preferred Shares on a share for share basis on a date specified by the Corporation in such notice (the "Exchange Date"). Such notice shall be given not less than 30 or more than 60 days prior to the Exchange Date, shall provide the details of the terms and conditions of the New Preferred Shares and instructions on how to convert Series D Shares into New Preferred Shares and shall be accompanied by the proper form of instrument of surrender. The Series D Shares will be so convertible into New Preferred Shares only if, in the opinion of counsel to the Corporation, such New Preferred Shares will not, if issued, be or be deemed to be "term preferred shares" within the meaning of the *Income Tax Act* (Canada) if such definition were read without reference to paragraph (f) of the definition of "term preferred shares" set out in subsection 248(1) of such Act.

2.6 Manner of Conversion into Another Series of Preferred Shares

Series D Shares may be converted into New Preferred Shares by the holder of such shares tendering to the Corporation on or prior to the Exchange Date the certificate or certificates representing the Series D Shares to be so converted and a written instrument of surrender in form satisfactory to the Corporation and duly executed by the registered holder of the Series D Shares represented by the certificate or certificates so surrendered. In the written instrument of surrender, the holder may elect to convert all or a portion of the Series D Shares represented by such certificate or certificates into New Preferred Shares.

The Corporation shall, on presentation and delivery at the head office of the Corporation in Winnipeg, the principal transfer office of the Transfer Agent in any of the Cities of Toronto, Montreal, Winnipeg, Calgary or Vancouver or such other place or places in Canada as the Corporation may agree of the certificate or certificates representing the Series D Shares to be converted, issue and deliver or cause to be delivered as soon as is reasonably practicable after the Exchange Date a certificate or certificates representing the New Preferred Shares into which such Series D Shares have been converted. Such certificate or certificates shall be registered in the name of the holder of the Series D Shares so converted or in such name or names as such holder may specify in the written instrument accompanying the Series D Shares to be converted. The Series D Shares so converted shall be converted, and the holder thereof shall become a holder of record of New Preferred Shares, effective on the Exchange Date. The provisions of subsection 2.3(e) shall apply, *mutatis mutandis*, in the event of a conversion into New Preferred Shares of less than all of the Series D Shares represented by a particular share certificate.

2.7 Avoidance of Fractional Shares

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series D Shares, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Conversion Date.

ARTICLE 3
HOLDER'S CONVERSION RIGHT

3.1 Conversion Right

Subject to the option of the Corporation in section 3.3, each Series D Share shall, on and after March 31, 2014, at the option of the holder, be convertible on the last day of March, June, September and December in each year (a "permitted conversion date") into (subject to the exception as to fractions contained in section 3.4) that number of fully paid, non-assessable and freely tradeable (in all provinces of Canada) Common Shares as is equal to the number obtained when $25.00 together with all declared and unpaid dividends up to but excluding the date fixed for conversion is divided by the greater of $3.00 and 95% of the Weighted Price, with the result of such calculation being rounded up to the nearest 1/100 of a Common Share.

Not less than 60 nor more than 120 days prior to March 31, 2014, the Corporation shall give to the registered holders of the Series D Shares notice of the conversion right containing instructions to such holders as to the method by which such conversion right may be exercised, as set out in section 3.2.

3.2 Manner of Conversion

(a) Series D Shares may be converted by the holder of such shares tendering to the Corporation not less than 30 days prior to the date (which must be a permitted conversion date) fixed for conversion by such holder the certificate or certificates for the Series D Shares to be converted with the notice of conversion on the reverse side thereof (the "Conversion Notice") duly completed. Subject to section 3.3 and to the right to accept an offer to convert Series D Shares into New Preferred Shares under section 2.5, such Conversion Notice shall be irrevocable and shall set out:

(i) the date (the "Holder Conversion Date" on which the conversion is to take place;

(ii) unless all the Series D Shares held by the holder by whom such notice is given are to be converted, the number of Series D Shares so held which are to be converted; and

(iii) an acknowledgement that the Common Shares into which the Series D Shares are to be converted are to be registered in the name of the registered holder of the Series D Shares to be converted unless such

holder, on or before the tenth day prior to the Holder Conversion Date provides to the Transfer Agent at the principal transfer office of the Transfer Agent in any of the Cities of Toronto, Montréal, Winnipeg, Calgary or Vancouver a written notice in a form and executed in a manner satisfactory to the Transfer Agent directing the Corporation to register such Common Shares in the name of a Transferee or Transferees and stating the name or names (with addresses) of such Transferee or Transferees accompanied by payment to the Transfer Agent of any transfer tax that may be payable by reason thereof and a written declaration of such matters as may be required by law in order to determine the entitlement of any such Transferee to hold such Common Shares.

(b) Subject to section 3.3, the Corporation shall, on presentation and delivery at the head office of the Corporation, the principal transfer office of the Transfer Agent in any of the Cities of Toronto, Montréal, Winnipeg, Calgary or Vancouver or such other place or places in Canada as the Corporation may agree of the certificate or certificates representing the Series D Shares so surrendered for conversion, deliver or cause to be delivered certificates representing the number of whole Common Shares into which such Series D Shares are to be converted, registered in the name of the holder of the Series D Shares to be converted, or as such holder shall have directed as aforesaid, as the case may be, on the Holder Conversion Date. The Series D Shares so converted shall be converted, and the holder thereof shall become a holder of Common Shares of record, effective on the Holder Conversion Date.

(c) If less than all the Series D Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued without cost to the holder.

3.3 <u>Option of the Corporation</u>

Prior to any Holder Conversion Date, the Corporation may, by notice given not less than two days before such Holder Conversion Date to all holders who have given a Conversion Notice:

(a) redeem on the Holder Conversion Date all but not less than all of the Series D Shares forming the subject matter of the applicable Conversion Notice at the Redemption Price provided for in Article 2, in which event such redemption shall be effected on the Holder Conversion Date by mailing a cheque of the Corporation or of the Transfer Agent in an amount equal to the Redemption Price to the holder of the Series D Shares entitled thereto; or

(b) request such holders to sell on the Holder Conversion Date such Series D Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all but not less than all of such Series D Shares at a price equal to the Redemption Price is or are found by the Corporation and such holders

shall sell such Series D Shares at a price equal to the Redemption Price to such purchaser or purchasers ("Substitute Purchasers"), in which event the provisions of section 3.5 shall apply.

The provisions of subsection 2.3(e) shall apply, *mutatis mutandis*, in the event of a redemption or purchase of less than all of the Series D Shares represented by a particular share certificate. The Series D Shares so purchased or redeemed shall not be converted on the Holder Conversion Date. In the event that for any reason the redemption or purchase provided for in this section is not effected in respect of a Series D Share or Shares on the Holder Conversion Date, the option of the Corporation in respect of such Series D Share or Shares shall lapse and such Series D Share or Shares shall be deemed to have been converted on the Holder Conversion Date.

3.4 <u>Avoidance of Fractional Shares</u>

In any case where a fraction of a Common Share would otherwise be issuable on conversion of one or more Series D Shares under this Article 3, the Corporation shall adjust such fractional interest by payment by cheque in an amount equal to the then market price of such fractional interest computed on the basis of the Weighted Price determined in respect of the relevant Holder Conversion Date.

3.5 <u>Manner of Purchase By a Substitute Purchaser</u>

The Corporation shall receive and hold on behalf of the Substitute Purchaser the purchase price to be paid to the holder of a Series D Share to be acquired by such Substitute Purchaser determined in accordance with the provisions of section 3.3. On the date on which the sale of such Series D Shares to a Substitute Purchaser is to be effected, the Corporation shall, on presentation and delivery at the head office of the Corporation, the principal transfer office of the Transfer Agent in any of the Cities of Toronto, Montréal, Winnipeg, Calgary or Vancouver or at such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series D Shares to be sold to the Substitute Purchaser, pay or cause to be paid to the holder of such Series D Shares the purchase price for such shares received from the Substitute Purchaser on behalf of the Substitute Purchaser acquiring such shares. Such payment shall be made by cheque delivered to the holder of the Series D Shares if the certificate or certificates representing the same is or are delivered to the Corporation and otherwise shall be mailed to such holder in accordance with Article 8 if such certificate or certificates are sent to the Corporation by mail and shall be a full and complete payment of the purchase price for the Series D Shares to be sold by such holder to such Substitute Purchaser unless the cheque is not honoured when presented for payment. From and after the date on which the cheque is delivered or mailed in payment for such Series D Shares, the Substitute Purchaser shall be treated by the Corporation as the registered holder of the Series D Shares which have been sold to such Substitute Purchaser in accordance with the provisions of this Article 3.

3.6 <u>Continuance of Conversion Right</u>

In the event that the Corporation exercises its right pursuant to section 3.3(b) to require Series D Shares tendered for conversion to be sold by the holder thereof to a Substitute Purchaser, such Series D Shares shall continue to be convertible into Common Shares pursuant

to section 3.1 after having been sold to a Substitute Purchaser notwithstanding their having been tendered for conversion by the previous holder thereof.

3.7 **Entitlement of Substitute Purchasers to Declared and Unpaid Dividends**

In the event that Series D Shares are sold or deemed to have been sold to a Substitute Purchaser for a purchase price which includes the amount of any declared and unpaid dividends on such Series D Shares in accordance with section 3.3, such Substitute Purchaser shall be treated by the Corporation as the holder of record of such Series D Shares for the purpose of the payment of such previously declared and unpaid dividends from and after the date of the sale of such Series D Shares to such Substitute Purchaser and the entitlement of the previous holder of such Series D Shares who was required to sell such Series D Shares to such Substitute Purchaser to such dividends shall be forever extinguished.

ARTICLE 4
VOTING RIGHTS

In the event that (A)(i) The Great-West Life Assurance Company ("GWL") is not required to satisfy the provision of the *Insurance Companies Act* (Canada), as amended or replaced from time to time, (the "ICA") relating to the 35% public voting requirement currently in section 411 of the ICA (the "Public Voting Requirement"); (ii) GWL has satisfied the Public Voting Requirement in some other manner; or (iii) the board of directors of the Corporation determines that it is no longer in the best interests of the Corporation to comply with the Public Voting Requirement; (B) the board of directors of the Corporation has removed the voting rights referred to in section 2.5 of the provisions attaching to the First Preferred Shares as a class; and (C) the Corporation fails to declare the whole amount of the Quarterly Dividend for any Dividend Period on or before the last day of such Dividend Period, the holders of the Series D Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors of the Corporation are to be elected the record date for notice of which occurs after the end of such Dividend Period (other than meetings at which only holders of another specified series or class of shares are entitled to vote) and such holders shall have the right at any such meeting to one vote for each Series D Share held in the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have such right. Notwithstanding the provisions attaching to the First Preferred Shares as a class or to the Series D Shares, if the lesser of the initial issue price, redemption amount or retraction amount per share of any other series of First Preferred Shares is less than the Redemption Price of the Series D Shares, the votes per Series D Share shall be increased such that the Series D Shares have the same number of votes per dollar amount of the Redemption Price as the other series with the lowest initial issue price, redemption amount or retraction amount per share. The right to receive notice of, attend and vote at such meetings shall continue until such time as the Corporation declares and pays the full amount of a Quarterly Dividend for a Dividend Period, after which Dividend Period such rights to receive notice of, attend and vote at such meetings shall forthwith expire. At such time as the Corporation may again fail to declare the full amount of any Quarterly Dividend for any Dividend Period, such voting rights shall become effective again and so on from time to time.

ARTICLE 5
RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

So long as any of the Series D Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the outstanding Series D Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Second Preferred Shares, on the Common Shares or on shares of any other class of the Corporation ranking junior to the Series D Shares (other than stock dividends in shares of the Corporation ranking junior to the Series D Shares);

(b) except out of the net cash proceeds of an issue of shares ranking junior to the Series D Shares, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of the Second Preferred Shares, Common Shares or shares of any other class of the Corporation ranking junior to the Series D Shares;

(c) redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of less than all of the Series D Shares;

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking *pari passu* with the Series D Shares; or

(e) except out of the net cash proceeds of an issue of shares ranking junior to the Series D Shares, or except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption or purchase or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking prior to the Series D Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction or retirement of capital, as the case may be, all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking *pari passu* with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series D Shares) then issued and outstanding and on all other shares ranking prior to or *pari passu* with the Series D Shares shall have been declared and paid or monies set aside for payment thereof.

ARTICLE 6
ISSUE PRICE

The price or consideration for which each Series D Share shall be issued is $25.00 and, upon payment of such price, each such share shall be issued as fully paid and non-assessable.

ARTICLE 7
ELECTION UNDER THE *INCOME TAX ACT*

The Corporation shall elect under subsection 191.2(1) of the *Income Tax Act* (Canada) or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under section 191.1 of such Act, or any successor or replacement provision of similar effect, at a rate such that no holder of the Series D Shares will be required to pay tax on dividends received on the Series D Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect. Such election shall be made in the manner prescribed by such Act and shall be filed within the time provided under paragraph 191.2(1)(a) of such Act.

ARTICLE 8
NOTICE AND INTERPRETATION

8.1 <u>Notices</u>

(a) Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series D Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series D Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

(b) If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series D Shares pursuant to paragraph (a) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder's new address.

8.2 <u>Interpretation</u>

(a) In the event that any day on which any dividend on the Series D Shares is payable or on or by which any other action is required to be taken hereunder is not a

business day, then such dividend shall be payable or such other action shall be required to be taken on or before the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place where the Corporation has its head office.

(b) All references herein to a holder of Series D Shares shall be interpreted as referring to a registered holder of the Series D Shares.

ARTICLE 9
MODIFICATION

The provisions attaching to the Series D Shares may be deleted, varied, modified, amended or amplified with the prior approval of the holders of Series D Shares given in accordance with Article 10 and with all required approvals of any stock exchanges on which the Series D Shares are listed.

ARTICLE 10
APPROVAL OF SERIES D SHAREHOLDERS

Any approval required or permitted to be given by the holders of the Series D Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Series D Shares if given in the manner provided in section 2.4 of the provisions attaching to the First Preferred Shares as a class, which provisions shall apply, *mutatis mutandis*, as though the term "Series D Shares" was used in such section in place of the term "First Preferred Shares" and as though the Series D Shares were a class of shares, provided that the quorum for any meeting of holders of Series D Shares shall be shareholders present in person or represented by proxy holding a majority of the outstanding Series D Shares. If at any such meeting the holders of a majority of the outstanding Series D Shares are not present in person or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of Series D Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Series D Shares.

ARTICLE 11
RIGHTS ON LIQUIDATION

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series D Shares shall be entitled to receive an amount equal to $25.00 per Series D Share, together with all dividends declared and unpaid to and including the date of payment, before any amount is paid or any assets of the Corporation are distributed to the holders of Common Shares, Second Preferred

Shares or shares of any other class of the Corporation ranking junior to the Series D Shares. Upon payment to the holders of the Series D Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Exemption # 82-34728



Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC.

007478-1

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;



a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;

b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;



b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;



c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;



d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Director - Directeur

April 22, 1999 / le 22 avril 1999

Date of Amendment - Date de modification

Canada



Consumer and Corporate Affairs Canada — Consommation et Affaires commerciales Canada

Canada Business Corporations Act — Loi régissant les sociétés par actions de régime fédéral

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 — Name of corporation — Dénomination de la société	2 — Corporation No. — N° de la société
GREAT-WEST LIFECO INC.	007478-1

3 — The articles of the above-named corporation are amended as follows: — Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

To increase the number of directors from twenty-two (22) to twenty-three (23).

Date	Signature	Title — Titre
April 22, 1999	[signature]	Vice-President, Counsel and Secretary, Canada

7530-21-936-1387 (01-93) 46

FOR DEPARTMENTAL USE ONLY — A L'USAGE DU MINISTERE SEULEMENT
Filed – Déposée
APR AVR 22 1999


Industry Canada | Industrie Canada

Certificate of Amendment | Certificat de modification

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC. | 007478-1

Name of corporation-Dénomination de la société | Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☑	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

April 26, 2001 / le 26 avril 2001

Director - Directeur | Date of Amendment - Date de modification

Canadä



Consumer and Corporate Affairs Canada — Consommation et Affaires commerciales Canada

Canada Business Corporations Act — Loi régissant les sociétés par actions de régime fédéral

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 — Name of corporation — Dénomination de la société	2 — Corporation No. — N° de la société
GREAT-WEST LIFECO INC.	007478-1

3 — The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

To decrease the number of directors from twenty-three (23) to twenty-two (22).



Date	Signature	Title — Titre
April 26, 2001	[signature]	Vice-President, Counsel and Secretary, Canada

7530-21-936-1397 (01-93) 46

FOR DEPARTMENTAL USE ONLY — À L'USAGE DU MINISTÈRE SEULEMENT
Filed – Déposée APR 26 2001

Articles of Amendment
FORM 4
INSTRUCTIONS

Format
Documents required to be sent to the Director pursuant to the *Canada Business Corporations Act* must conform to sections 5 to 10 of the *Canada Business Corporations Regulations*.

General
(1) Any change in the articles of the corporation must be made in accordance with sections 27 or 177 of the Act. If an amendment involves a change of corporate name, the new name must comply with sections 10 and 12 of the Act. Articles of amendment must be accompanied by a Canada-biased NUANS search report dated not more than ninety (90) days prior to the receipt of the articles by the Director. On request, a number name may be assigned under subsection 11(2) of the Act, without a search.

(2) Each amendment must correspond to the paragraph and subparagraph references of the articles being amended.

(3) A director or authorized officer of the corporation shall sign the articles.

Other Notices
If applicable, the articles must be accompanied by a Notice of Change of Registered Office (Form 3) and Notice of Change of Directors (Form 6).

Completed documents in duplicate and fees payable to the Receiver General are to be sent to:

The Director, Canada Business Corporations Act
Place du Portage
Hull, Quebec, Canada
K1A 0C9

Clauses modificatrices
FORMULE 4
INSTRUCTIONS

Présentation
Tous les documents dont l'envoi au directeur est exigé par la *Loi régissant les sociétés par actions de régime fédéral* doivent être conformes aux articles 5 à 10 du *Règlement sur les sociétés par actions de régime fédéral*

Généralités
(1) Toute modification apportée aux statuts de la société doit satisfaire aux exigences des articles 27 ou 177 de la Loi. Dans les cas où la modification comporte un changement de dénomination sociale, la nouvelle dénomination sociale doit satisfaire aux exigences des articles 10 et 12 de la Loi. Les clauses modificatrices doivent être accompagnées d'un rapport de recherche NUANS couvrant le Canada, dont la date remonte à quatre-vingt-dix (90) jours ou moins avant la date de réception par le directeur des clauses modificatrices. Si un numéro matricule est demandé en guise de dénomination sociale, il peut être assigné, sans recherche préalable, en vertu du paragraphe 11(2) de la Loi.

(2) Chaque modification doit correspondre aux renvois des alinéas et sous-alinéas des statuts modifiés.

(3) Un administrateur ou un dirigeant autorisé de la société doit signer les clauses.

Autres avis
S'il y a lieu, les clauses doivent être accompagnées de l'avis de changement du siège social (formule 3) ou de l'avis de changement des administrateurs (formule 6).

Les documents remplis en double et les droits payables au receveur général doivent être envoyés au :

Directeur, Loi régissant les sociétés par actions de régime fédéral
Place du Portage
Hull (Québec) Canada
K1A 0C9

 Industry Canada | Industrie Canada

Certificate of Amendment | **Certificat de modification**

Canada Business Corporations Act | **Loi canadienne sur les sociétés par actions**

GREAT-WEST LIFECO INC.

Name of corporation-Dénomination de la société

007478-1

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☑	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☐	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Director - Directeur

July 7, 2003 / le 7 juillet 2003

Date of Amendment - Date de modification

Canada



Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 — Name of the Corporation - Dénomination sociale de la société	2 — Corporation No. - N° de la société
GREAT-WEST LIFECO INC.	007478-1

3 — The articles of the above-named corporation are amended as follows: / Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The authorized capital of the Corporation is amended by:

1. creating the fifth series of First Preferred Shares which shall consist of up to 24,000,000 shares designated as "4.80% Non-Cumulative First Preferred Shares, Series E", and the rights, privileges, restrictions and conditions attaching thereto are set out in the annexed Schedule "A" which is incorporated in this form; and

2. creating the sixth series of First Preferred Shares which shall consist of up to 8,000,000 shares designated as "5.90% Non-Cumulative First Preferred Shares, Series F", and the rights, privileges, restrictions and conditions attaching thereto are set out in the annexed Schedule "B" which is incorporated in this form.

Date	Signature	4 — Capacity of - En qualité de
July 4, 2003	R Siddall	Associate Secretary
For Departmental Use Only / À l'usage du ministère seulement Filed / Déposée ▶ JUL 0 7 2003	Printed Name - Nom en lettres moulées Robert G. Siddall	

Canada



Industry Canada | Industrie Canada

Certificate of Amendment | Certificat de modification

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC. | 007478-1

Name of corporation-Dénomination de la société | Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☑	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Director - Directeur

April 29, 2004 / le 29 avril 2004

Date of Amendment - Date de modification

Canada



Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT | RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) | CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
GREAT-WEST LIFECO INC.	007478-1

3. The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

To decrease the number of directors from twenty-two (22) to twenty-one (21).

Date	Name - Nom	Signature	Capacity of - en qualité
2004-04-29	ROBERT G. STDDALL		AUTHORIZED OFFICER

Canada



Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS (SECTIONS 106 AND 113)

LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS (ARTICLES 106 ET 113)

Processing Type - Mode de traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société

GREAT-WEST LIFECO INC.

2. Corporation No. - N° de la société

007478-1

Business No. - N° d'entreprise

102185832RC0001

3. **The following persons became directors of this corporation:**
Les personnes suivantes sont devenues administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N

4. **The following persons ceased to be directors of this corporation:**
Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire
P. DESMARAIS	2004-04-29	29 RAMEZAY BLVD., WESTMOUNT, QC, Canada, H3Y 3J7

5. **The directors of this corporation now are:**
Les administrateurs de la présente société sont maintenant:

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
J.W. BURNS	70 RIDGEDALE CRESCENT, WINNIPEG, MB, Canada, R3R 0B1	Y
G.S. ASPER	119 GRENFELL BLVD. , WINNIPEG, MB, Canada, R3P 0B6	Y
O.T. DACKOW	55 INDIGO WAY, CASTLE ROCK, CO, U.S.A, 80104	N
A. DESMARAIS	17 FORDEN AVENUE, WESTMOUNT, QC, Canada, H3Y 2Y6	Y
P. JR. DESMARAIS	3120 CHEMIN DAULAC WEST, WESTMOUNT, QC, Canada, H3Y 2A2	Y
R. GRATTON	109 MAPLEWOOD AVENUE, OUTREMONT, QC, Canada, H2V 2M3	Y
D. JOHNSON	1321 SHERBROOKE STREET WEST , APP. D-61 , MONTREAL, QC, Canada, H3G 1J4	Y
K.P. KAVANAGH	10-301 COUNTRY CLUB BLVD., WINNIPEG, MB, Canada, R3K 2E4	Y
J.B. MACAULAY	1126 MORRISON HEIGHTS DR., OAKVILLE, ON, Canada, L6J 4J1	Y
D.F. MAZANKOWSKI	5232 49B AVENUE, VEGREVILLE, AB, Canada, T9C 1S5	Y
W.T.M. MCCALLUM	14 CHERRY HILLS FARM DRIVE , CHERRY HILLS, CO, U.S.A, 80110	N
R.L. MCFEETORS	22 DUMBARTON BLVD., WINNIPEG, MB, Canada, R3P 2C7	Y
R.L. MOFFAT	474 SOUTH DR , WINNIPEG, MB, Canada, R3T 0B1	Y
J.E.A. NICKERSON	59 MEECH AVENUE, NORTH SYDNEY, NS, Canada, B2A 1R9	Y
G.F. OSBALDESTON	1351 CORLEY DRIVE N., LONDON, ON, Canada, N6G 4L4	Y
M. PLESSIS-BELAIR	455 DOBIE AVENUE, TOWN OF MOUNT-ROYAL, QC, Canada, H3P 1S7	Y
G. ST-GERMAIN	43 ROBERT STREET, OUTREMONT, QC, Canada, H3S 2P2	Y
G. VEILLEUX	1321 SHERBROOKE ST. WEST , APT. F-40 , MONTREAL, QC, Canada, H3G 1J4	Y
ROBERT JEFFREY ORR	APT. 2003 - 141 WELLINGTON CRESCENT , WINNIPEG, MB, Canada, R3M 3X3	Y
PETER KRUYT	72 BELMONT CRESCENT , WESTMOUNT, QC, Canada, H3Y 2Y4	Y
DAVID A. NIELD	5 VALLEY RIDGE PLACE , TORONTO, ON, Canada, M2L 1G2	Y

Date	Name - Nom	Signature	Capacity of - en qualité de
2004-04-29	ROBERT G. SIDDALL		AUTHORIZED OFFICER



 Industry Canada | Industrie Canada

Certificate of Amendment | Certificat de modification

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

GREAT-WEST LIFECO INC.	007478-1
Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☑	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☐	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

[signature]	September 9, 2004 / le 9 septembre 2004
Director - Directeur	Date of Amendment - Date de modification

Canada

 Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT | RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ARTICLES OF AMENDMENT (SECTIONS 27 OR 177) | CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

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1. Name of Corporation - Dénomination de la société	2. Corporation No. - N° de la société
GREAT-WEST LIFECO INC.	00747"8-1

3. The articles of the above-named corporation are amended as follows:
Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The articles of the corporation are amended to create an additional series of First Preferred Shares which shall consist of 12,000,000 shares designated "5.20% Non-Cumulative First Preferred Shares, Series G" (the "Series G Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the Series G Shares shall have attached thereto the rights, privileges, restrictions and conditions as set out below.

ARTICLE 1

DIVIDENDS

1.1 Dividend Payment Dates and Dividend Periods

The dividend payment dates (the "Dividend Payment Dates") in respect of the dividends payable on the Series G Shares shall be the last day of each of the months of March, June, September and December in each year. A "Dividend Period" means the period from and including the date of issue of the Series G Shares to but excluding December 31, 2004, being the first Dividend Payment Date and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

1.2 Payment of Dividends

The holders of Series G Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends (the "Quarterly Dividends") payable, with respect to each Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period, the first of such dividends to be payable on December 31, 2004 and to be in an amount per share determined in accordance with section 1.3. For all subsequent Dividend Periods, dividends, subject to section 1.3, shall be in an amount per Series G Share equal to $0.325.

1.3 Dividend for Other than a Full Dividend Period

The holders of Series G Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when dec lared by the board of directors out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative, preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(a) an initial dividend in respect of the period from and including the date of the initial issue of the Series G Shares to but excluding December 31, 2004 (the "Initial Dividend Period") equal to the amount obtained (rounded to five decimal places) when $1.30 is multiplied by a fraction, the numerator of which is the number of days in the Initial Dividend Period and the denominator of which is 365; and

(b) a dividend in an amount per share with respect to any Series G Share:

(i) which is issued, redeemed or purchased during any Dividend Period, or

(ii) where the assets of the Corporation are distributed to the holders of the Series G Shares pursuant to section 2.2 of the provisions attaching to the First Preferred Shares as a class with an effective date during any Dividend Period,

equal to the amount obtained (rounded to five decimal places) when $1.30 is multiplied by a fraction, the numerator of which is the number of days in such Dividend Period that such share has been outstanding (excluding the date of issue, redemption or purchase or the effective date for the distribution of assets) and the denominator of which is the number of days in the year in which such Dividend Period falls.

1.4 Payment Procedure

Subject to subsection 2.3(e), the Corporation shall pay the dividends on the Series G Shares on the relevant Dividend Payment Date (less any tax required to be deducted or withheld by the Corporation) by electronic funds transfer or by cheques drawn on a Canadian chartered bank or trust company and payable in lawful money of Canada at any branch of such bank or trust company in Canada or in such other manner, not contrary to applicable law, as the Corporation shall determine. The delivery or mailing of any cheque to a holder of Series G Shares or the electronic transfer of funds to an account specified by such holder shall be a full and complete discharge of the Corporation's obligation to pay the dividends to such holder (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 2

REDEMPTION AND PURCHASE

2.1 General

Subject to Article 4 and to the extent permitted by applicable law, the Series G Shares may be redeemed or purchased by the Corporation as provided in this Article 2 but not otherwise.

2.2 Corporation's Redemption Rights

(a) The Series G Shares shall not be redeemable prior to December 31, 2009. The Corporation may, upon giving notice as hereinafter provided, redeem on or after December 31, 2009 at any time the whole or from time to time any part of the then outstanding Series G Shares, by the payment of an amount in cash for each Series G Share so redeemed equal to:

(i) $26.00 if the Series G Shares are redeemed on or after December 31, 2009 and prior to December 31, 2010;

(ii) $25.75 if the Series G Shares are redeemed on or after December 31, 2010 and prior to December 31, 2011;

(iii) $25.50 if the Series G Shares are redeemed on or after December 31, 2011 and prior to December 31, 2012;

(iv) $25.25 if the Series G Shares are redeemed on or after December 31, 2012 and prior to December 31, 2013; and

(v) $25.00 if the Series G Shares are redeemed on or after December 31, 2013;

plus, in each case, an amount equal to all declared and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the "Redemption Price").

(b) If less than all of the outstanding Series G Shares are to be redeemed, the shares to be redeemed shall be selected by lot, or pro rata (disregarding fractions) or in such other manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine.

2.3 Manner of Redemption

(a) Notice of the redemption of Series G Shares shall be given by the Corporation not less than 30 nor more than 60 calendar days prior to the date fixed for redemption to each holder of Series G Shares to be redeemed. Such notice shall set out:

(i) the date (the "Redemption Date") on which the redemption is to take place;

(ii) unless all the Series G Shares held by the holder to whom it is addressed are to be redeemed, the number of Series G Shares so held which are to be redeemed; and

(iii) the Redemption Price.

(b) On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Series G Shares so called for redemption the Redemption Price therefor on presentation and delivery at the registered office of the Corporation, the principal transfer office of the transfer agent for the Series G Shares in any of the cities of Vancouver, Calgary, Toronto or Montreal, or such other place or places in Canada designated in the notice of redemption referred to in subsection 2.3(a), of the certificate or certificates representing the Series G Shares so called for redemption. Such payment shall be made by electronic funds transfer or by cheque and shall be a full and complete discharge of the Corporation's obligation to pay the Redemption Price owed to the holders of Series G Shares so called for redemption unless any such cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series G Shares called for redemption shall cease to be entitled to dividends or to exercise any of the rights of holders of Series G Shares in respect of such shares except the right to receive therefor the Redemption Price, provided that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired.

(c) The Corporation shall have the right at any time after mailing a notice of redemption to deposit the aggregate Redemption Price of the Series G Shares thereby called for redemption, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company for the holders of such shares, and upon such deposit being made or upon the date fixed for redemption, whichever is the later, the Series G Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of each holder thereof shall be limited to receiving, without interest, such holder's proportionate part (after taking into account any amounts deducted or withheld on account of tax in respect of such holder) of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Series G Shares so redeemed. Any interest on any such deposit shall belong to the Corporation. Redemption moneys which remain unclaimed for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(d) If less than all the Series G Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued without cost to the holder.

(e) The provisions of section 1.4 shall not apply to any declared and unpaid dividend which is included in the calculation of Redemption Price for the purposes of subsection 2.2(a).

2.4 Purchase

The Corporation may purchase for cancellation at any time all, or from time to time, any number of the outstanding Series G Shares in the open market (including purchases through or from an investment dealer or firm holding membership on a stock exchange) or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Series G Shares, at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable. If upon any invitation for tenders the Corporation receives tenders for Series G Shares at the same price in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the shares to be purchased shall be selected from the shares offered at such price as nearly as may be pro rata (to the nearest 10 shares) according to the number of Series G Shares offered in each such tender, or in such other manner as the board of directors or a committee thereof in its sole discretion shall by resolution determine. If part only of the Series G Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued without cost to the holder.

ARTICLE 3

VOTING RIGHTS

3.1 Voting Rights

In the event that (A)(i) The Great-West Life Assurance Company ("GWL") is not required to satisfy the provision of the Insurance Companies Act (Canada), as amended or replaced from time to time (the "ICA") relating to the 35% public voting requirement currently in section 411 of the ICA (the "Public Voting Requirement"); (ii) GWL has satisfied the Public Voting Requirement in some other manner, or (iii) the board of directors of the Corporation determines that it is no longer in the best interests of the Corporation to comply with the Public Voting Requirement; (B) the board of directors of the Corporation has removed the voting rights referred to in section 2.5 of the provisions attaching to the First Preferred Shares as a class; and (C) the Corporation fails to declare the whole amount of the Quarterly Dividend for any Dividend Period on or before the last day of such Dividend Period, the holders of the Series G Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors of the Corporation are to be elected the record date for notice of which occurs after the end of such Dividend Period (other than meetings at which only holders of another specified series or class of shares are entitled to vote) and such holders shall have the right at any such meeting to one vote for each Series G Share held in the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have such right. Notwithstanding the provisions attaching to the First Preferred Shares as a class or to the Series G Shares, if the lesser of the initial issue price, redemption amount or retraction amount per share of any other series of First Preferred Shares is less than the Redemption Price of the Series G Shares, the votes per Series G Share shall be increased such that the Series G Shares have the same number of votes per dollar amount of the Redemption Price as the other series with the lowest initial issue price, redemption amount or retraction amount per share. The right to receive notice of, attend and vote at such meetings shall continue until such time as the Corporation declares and pays the full amount of a Quarterly Dividend for a Dividend Period, after which Dividend Period such rights to receive notice of, attend and vote at such meetings shall forthwith expire. At such time as the Corporation may again fail to declare the full amount of any Quarterly Dividend for any Dividend Period, such voting rights shall become effective again and so on from time to time.

ARTICLE 4

RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

4.1 Restrictions on Dividends and Retirement of Shares

So long as any of the Series G Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the outstanding Series G Shares given in the manner hereinafter specified:

(a) declare or pay or set apart for payment any dividends on the Second Preferred Shares, on the Common Shares or on shares of any other class of the Corporation ranking junior to the Series G Shares (other than stock dividends in shares of the Corporation ranking junior to the Series G Shares);

(b) except out of the net cash proceeds of an issue of shares ranking junior to the Series G Shares, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of the Second Preferred Shares, Common Shares or shares of any other class of the Corporation ranking junior to the Series G Shares;

(c) redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of less than all of the Series G Shares;

(d) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking pari passu with the Series G Shares; or

(e) except out of the net cash proceeds of an issue of shares ranking junior to the Series G Shares, or except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption or purchase for cancellation or otherwise retire or make any return of capital in respect of any shares of any other class or series of the Corporation ranking prior to the Series G Shares;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase for cancellation or reduction or retirement of capital, as the case may be, all cumulative dividends

then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series G Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series G Shares shall have been declared and paid or monies set aside for payment thereof.

ARTICLE 5

ISSUE PRICE

5.1 Issue Price

The price or consideration for which each Series G Share shall be issued is $25.00 and, upon payment of such price, each such share shall be issued as fully paid and non-assessable.

ARTICLE 6

ELECTION UNDER THE INCOME TAX ACT

6.1 Election Under the Income Tax Act (Canada)

The Corporation shall elect under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax under section 191.1 of such Act, or any successor or replacement provision of similar effect, at a rate such that no holder of the Series G Shares will be required to pay tax on dividends received on the Series G Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect. Such election shall be made in the manner prescribed by such Act and shall be filed within the time provided under paragraph 191.2(1)(a) of such Act

ARTICLE 7

NOTICE AND INTERPRETATION

7.1 Notices

(a) Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series G Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more holders of the Series G Shares shall not affect the validity of the notices, invitations for tender or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.

(b) If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series G Shares pursuant to paragraph (a) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder's new address.

7.2 Interpretation

(a) In the event that any day on which any dividend on the Series G Shares is payable or on or by which any other action is required to be taken hereunder is not a business day, then such dividend shall be payable or such other action shall be required to be taken on or before the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place where the Corporation has its registered office.

(b) All references herein to a holder of Series G Shares shall be interpreted as referring to a registered holder of

the Series G Shares.

ARTICLE 8

MODIFICATION

8.1 Modification

The provisions attaching to the Series G Shares may be deleted, varied, modified, amended or amplified with the prior approval of the holders of Series G Shares given in accordance with Article 9 and with all required approvals of any stock exchanges on which the Series G Shares may be listed.

ARTICLE 9

APPROVAL OF SERIES G SHAREHOLDERS

9.1 Approval of Series G Shareholders

Any approval required or permitted to be given by the holders of the Series G Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Series G Shares if given in the manner provided in section 2.4 of the provisions attaching to the First Preferred Shares as a class, which provisions shall apply, mutatis mutandis, as though the term "Series G Shares" was used in such section in place of the term "First Preferred Shares" and as though the Series G Shares were a class of shares, provided that the quorum for any meeting of holders of Series G Shares shall be shareholders present in person or represented by proxy holding a majority of the outstanding Series G Shares. If at any such meeting the holders of a majority of the outstanding Series G Shares are not present in person or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting. At such adjourned meeting, the holders of Series G Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Series G Shares.

ARTICLE 10

RIGHTS ON LIQUIDATION

10.1 Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series G Shares shall be entitled to receive an amount equal to $25.00 per Series G Share, together with all dividends declared and unpaid to and including the date of payment, on parity with the First Preferred Shares of every other series and before any amount is paid or any assets of the Corporation are distributed to the holders of Common Shares, Second Preferred Shares or shares of any other class of the Corporation ranking junior to the Series G Shares. Upon payment to the holders of the Series G Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

ARTICLE 11

WITHHOLDING TAXES

11.1 Withholding Taxes

For greater certainty, and notwithstanding any other provision of these Series G Share terms, the Corporation shall be entitled to deduct and withhold any amounts required by it to be deducted and withheld on account of any taxes from any amounts payable or otherwise deliverable in respect of the Series G Shares, including on the redemption or cancellation of the Series G Shares. To the extent that any amounts are withheld, such withheld amounts shall be treated for all purposes hereof as having been paid or delivered to the person in respect of which such withholding was made.

Date	Name - Nom	Signature	Capacity of - en qualité
2004-09-09	R.G. SIDDALL		AUTHORIZED OFFICER

Canadä

GREAT-WEST LIFECO INC.

BY-LAW NO. 1

(A By-Law to regulate generally the business affairs of the Corporation)

THE GENERAL BY-LAW

PART I

SHAREHOLDERS

Section 1.01. Meetings.

The directors shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders to be held at such place within Canada and at such time as the directors shall determine.

Section 1.02 Notice of Meetings.

Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation. Irregularities in a notice or in the giving thereof or the accidental omission to give notice to, or the non-receipt of a notice by any person entitled thereto shall not invalidate any action taken at the meeting.

Section 1.03. Quorum.

Except as otherwise provided in the articles of the Corporation (which provisions or any amendment thereto are deemed to form part of these By-Laws), the holders of the shares carrying not less than 25% of the voting rights attaching to the outstanding shares of the Corporation entitled to vote at a meeting of shareholders present in person or represented by proxy shall constitute a quorum.

Section 1.04. Chairman of Meetings.

Subject to the provisions of any resolution of the directors, the Chairman of the Board or, in his absence, the President or, in the absence of the foregoing officers, any officer who is also a director designated by the directors for that purpose shall preside at any meeting of the shareholders. If the foregoing officers be absent, the shareholders entitled to vote at such meeting may choose a chairman.

Section 1.05. Procedure at Meetings.

The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters or things, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the shareholders. The chairman may appoint one or more persons to act as scrutineers at any such meeting.

Section 1.06. Voting.

Voting at every meeting of shareholders shall be by a show of hands except where, either before or after any vote by show of hands, a ballot is required by the chairman of the meeting or is demanded by any person present and entitled to vote at the meeting. At every meeting of shareholders all questions proposed for the consideration of shareholders shall be decided by the majority of votes, unless otherwise required by the laws governing the Corporation or by the articles of the Corporation.

Section 1.07. Attendance at Meetings.

The only persons entitled to attend any meeting of shareholders shall be those persons entitled to vote thereat, the directors, the auditor and others who, although not entitled to vote, are entitled or required by the laws governing the Corporation or by the articles of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Section 1.08. Adjournment of Meetings.

The chairman of any meeting of shareholders may at any time during the proceedings adjourn the meeting. Should a quorum not be present at any meeting of shareholders, shareholders present and entitled to vote thereat may adjourn the meeting. Provided a quorum is present, except where otherwise provided in the articles of the Corporation, any business may be transacted at the adjourned meeting which might have been transacted at the original meeting.

PART II

DIRECTORS

Section 2.01. Number.

The Board of Directors shall consist of such number of directors, not greater than the maximum nor less than the minimum set out in the articles of the Corporation, as the directors may determine from time to time.

Section 2.02. Election and Term of Office.

At each annual meeting the shareholders shall elect directors to hold office until the next succeeding annual meeting or until their successors shall be elected or appointed.

Section 2.03. Meetings of Directors and Notices.

As soon as may be practicable after the annual meeting of shareholders there shall be held, without notice, a meeting of such of the newly elected directors as are then present, provided they shall constitute a quorum, for the appointment of officers of the Corporation and the transaction of such other business as may come before the meeting.

Meetings of the directors may be called at any time by or by order of the Chairman of the Board, the President or a majority of the directors, and may be held at the registered office of the Corporation, or at any other place determined by the directors. Notice specifying the place and time of each such meeting shall be delivered to each director or left at his usual residence or usual place of business, or shall be mailed, telegraphed or cabled prepaid, addressed to each director at his address as it appears on the books of the Corporation at least 48 hours prior to the time fixed for such meeting in the case of notice delivered personally or telegraphed or cabled, and at least five days prior to the time fixed for such meeting in other cases. Notice of any meeting or any irregularity in any meeting or the notice thereof may be waived by any director either before or after the meeting is held.

Section 2.04. Quorum.

The directors may from time to time fix the quorum for meetings of directors, but unless so fixed 7 directors shall constitute a quorum and, to the extent required by the laws governing the Corporation, no business shall be transacted unless a majority of the directors present are resident Canadians.

Section 2.05. Remuneration.

Each director may be paid such fees as may be fixed by the directors, and any such remuneration shall be in addition to any salary a director may receive as an officer or employee of the Corporation.

Section 2.06. Chairman.

Subject to the provisions of any resolution of the directors, the Chairman of the Board or, in his absence, the President shall preside at all meetings of the directors. If all of the foregoing officers be absent, the directors present may choose a chairman from among their number. The chairman at any meetings of the directors may vote as a director and in case of an equality of votes the chairman shall have a casting vote in addition to the vote to which he is entitled as a director.

Section 2.07. Participation.

Subject to the laws governing the Corporation, any director may participate at any meeting of directors or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other. In the case of any such participation at any such meeting, each such director so participating shall be deemed to be present as such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting or in the waiver thereof and, in the absence of any such specification, at the place where or from which the chairman of the meeting shall have presided.

Exemption # 82-34728

Dated as of the 9th day of August, 2000.

GREAT-WEST LIFECO INC.

- and -

MONTREAL TRUST COMPANY OF CANADA

TRUST INDENTURE

Blake, Cassels & Graydon LLP
Toronto

TABLE OF CONTENTS

Page

ARTICLE I

INTERPRETATION

ARTICLE II

DEBENTURES

ARTICLE III

REDEMPTION

ARTICLE IV

OPTIONAL PURCHASE OF DEBENTURES

TABLE OF CONTENTS

Page

ARTICLE V

COVENANTS OF THE COMPANY

ARTICLE VI

DEFAULTS AND ENFORCEMENT

ARTICLE VII

SATISFACTION AND DISCHARGE

ARTICLE VIII
SUCCESSOR PERSONS

TABLE OF CONTENTS

Page

ARTICLE IX

MEETINGS OF DEBENTURE HOLDERS

ARTICLE X

NOTICES

ARTICLE XI

CONCERNING THE TRUSTEE

TABLE OF CONTENTS

Page

THIS INDENTURE made as of the 9th day of August, 2000.

BETWEEN:

GREAT-WEST LIFECO INC., a company governed by the *Canada Business Corporations Act* (hereinafter called the "Company")

\- and -

MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office in the City of Winnipeg in the Province of Manitoba (hereinafter called the "Trustee")

WITNESSES THAT:

WHEREAS the Company deems it desirable to borrow money for its corporate purposes and with a view to so doing wishes to create and issue the Debentures (as hereinafter defined) pursuant to this indenture;

AND WHEREAS all necessary resolutions of the Directors of the Company have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder and this indenture and the execution thereof legal, valid and effective;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE IT IS HEREBY COVENANTED, AGREED AND DECLARED as follows:

ARTICLE I
INTERPRETATION

Section 1.01 Definitions

In this indenture and in the Debentures unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following expressions shall have the meanings assigned below, namely:

(1) "this indenture", "this Trust Indenture", "hereto", "herein", "hereby", "hereunder", "hereof", and similar expressions refer to this instrument and not to any particular Article, Section, clause, subdivision or other portion hereof, and include any and every instrument supplemental or ancillary hereto or required to implement this instrument;

(2) "Book-Entry System" means the record entry security transfer and pledge system known as at the date hereof by the name "Depository Service", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS in force from time to time and any successor system thereof;

(3) "business day" means any day other than a Saturday or Sunday on which banks generally are open for business in Toronto, Ontario and Winnipeg, Manitoba;

(4) "CBCA" means the *Canada Business Corporations Act* (Canada) and any Act that may be substituted therefor, as the same may be from time to time amended; and reference to a particular section of the CBCA includes reference to a section of similar effect in any such substituted or amended Act;

(5) "CDS" means The Canadian Depository for Securities Limited and its successors approved by the Company and Trustee;

(6) "Company" means Great-West Lifeco Inc. and every successor corporation to or of the Company which shall have complied with Article VIII;

(7) "Canada Yield Price" for any Debenture means a price that is equal to the price which, if the Debentures were to be issued at such price on the Redemption Date, would provide a yield thereon from the Redemption Date to August 10, 2010 equal to the Government of Canada Yield plus 22 basis points, compounded semi-annually and calculated on the day that is three business days prior to the Redemption Date;

(8) "Certificate of the Company" means a written certificate of the Company signed in the name of the Company by any two of its officers and may consist of one or more instruments so executed, and "Written Order of the Company" shall mean a written order of the Company signed by such Persons;

(9) "Certified Resolution" means a copy of a resolution of the Board of Directors certified by the corporate secretary or an assistant secretary of the Company to have been duly passed and to be in full force and effect on the date of such certification;

(10) "Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Company and acceptable to the Trustee, acting reasonably;

(11) "Date of Issue" means August 9, 2000;

(12) "Debenture holders" or "holders" means the Persons for the time being entered in the registers as holders of Debentures;

(13) "Debenture holders' Request" means an instrument or instrument in writing signed in one or more counterparts by the holder or holders of not less than 25% in principal amount of the Debentures then outstanding, requesting the Trustee to take some action or proceeding specified therein;

(14) "Debentures" means the Debentures of the Company issued and certified or to be issued and certified hereunder from time to time and for the time being outstanding;

(15) "Director" means a director of the Company for the time being and "Directors" or "Board of Directors" means the Board of Directors of the Company or, whenever duly empowered, the executive committee of the Board of Directors of the Company, for the time being, and reference to action by the Directors means action by the Directors of the Company as a board or action by the said executive committee as a committee;

(16) "Events of Default" has the meaning ascribed thereto in Section 6.01 and "Event of Default" means any one of them;

(17) "Extraordinary Resolution" means a resolution passed by the affirmative vote of the holders of not less than $66^{2/3}\%$ of the principal amount of the Debentures represented and voted at a meeting of holders of Debentures which shall have been duly called and held in accordance with the provisions hereof, or contained in any instrument or instruments in writing signed in one or more counterparts by the holders of not less than $66^{2/3}\%$ of the principal amount of the Debentures then outstanding;

(18) "Funded Obligations" means any Indebtedness which is not payable on demand and which by its terms matures, or is renewable at the option of the debtor to a date, more than 18 months after the date such Indebtedness was created, assumed, guaranteed or last renewed;

(19) "Government of Canada Yield" on any date means the average of the mid-market yields to maturity, determined by the Investment Dealers at 10:00 a.m. (Toronto time) on the date that is three business days prior to the Redemption Date, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such date in Canadian dollars in Canada, and with a term to maturity equal to the remaining term to August 10, 2010;

(20) "Indebtedness" means any indebtedness of any Person for borrowed money other than money borrowed from the Company or a subsidiary of the Company;

(21) "Initial Term" means the period from and including the Date of Issue of the Debentures to but excluding August 10, 2010;

(22) "Interest Payment Date" means (i) during or in respect of the Initial Term, the 10th day of each of February and August (or if such day is not a business day, on the next business day thereafter), with the first Interest Payment Date of the Initial Term being February 10, 2001 and the last such Interest Payment Date being August 10, 2010 and (ii) during or in respect of the Quarterly Interest Rate Term the 10th day of each of February, May, August and November (or if such day is not a business day, on the next business day thereafter), with the first Interest Payment Date of the Quarterly Interest Rate Term being November 10, 2010 and the last Interest Payment Date being the Maturity Date;

(23) "Investment Dealers" means two investment dealers selected by the Trustee from a list of investment dealers provided by the Company and approved by the Company, who are independent of the Company and are members of the Investment Dealers Association of Canada (or if the Investment Dealers Association of Canada shall cease to exist, such other independent investment dealers as the Trustee may select, with the approval of the Company), which investment dealers shall be retained by and at the cost of the Company to determine the Canada Yield Price as provided in subsection 1.01(7) hereof and the Government of Canada Yield as provided in subsection 1.01(19) hereof;

(24) "Material Subsidiary" means any one of The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Insurance Group Inc. and London Life Insurance Company, and "Material Subsidiaries" shall mean two or more of such companies;

(25) "Maturity Date" for any Debenture means August 10, 2015;

(26) "90-day Bankers' Acceptance Rate", for any Quarterly Interest Period, means the average bid rate of interest (expressed as an annual percentage rate) for Canadian dollar bankers' acceptances with maturities of three months which appears on the Reuters Screen CDOR Page as of 10:00 a.m., Toronto time, on the first business day of such Quarterly Interest Period; provided that if such rate does not appear on the Reuters Screen CDOR Page on such day, the 90-day Bankers' Acceptance Rate for such period shall be the average of the bid rates of interest (expressed as an annual percentage rate and rounded to the nearest one hundred thousandth of 1.00%) for Canadian dollar bankers' acceptances with maturities of three months for same day settlement as quoted by such of the Schedule I banks (as defined in the *Bank Act* (Canada)) as may quote such a rate as of 10:00 a.m., Toronto time, on the first business day of such Quarterly Interest Period;

(27) "Obligations" means, with respect to any Person, all items which in accordance with Canadian generally accepted accounting principles would be included as liabilities on the liability side of the balance sheet of such Person as of the date at which Obligations are to be determined, and all contingent liabilities of such Person in respect of any of the foregoing.

(28) "Permitted Encumbrances" means any of the following:

(a) any purchase money Security Interest (including by way of capital lease) granted by the Company;

(b) any Security Interest on a property or asset acquired by the Company that secures the Obligation of a Person (whether or not such Obligation is assumed by the acquiring Person) which Security Interest exists at the time such property or asset is acquired and which was not incurred in contemplation of such property or asset being acquired;

(c) any Security Interest for taxes, government charges and business related liens in respect of the Company;

(d) any Security Interest on any of the Company's assets (other than on the common shares of any Material Subsidiary) granted, assumed or suffered to exist in the ordinary course of business and for the purpose of carrying on the same in favour of any bank or other lender to secure any Indebtedness of the Company other than Funded Obligations; and

(e) any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Security Interest referred to in the foregoing provided the extension, renewal, alteration, substitution or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest and the principal amount of the Obligation secured thereby is not increased.

(29) "Participant" means a broker, dealer, bank or other financial institution or other Person for whom CDS effects book-entry transfers under the Book-Entry System;

(30) "Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a limited partnership, a trust, an unincorporated organization, the government of a country or any political sub-division thereof or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity, however designated or constituted;

(31) "Quarterly Interest Period" means the period from and including each Interest Payment Date commencing August 10, 2010 to and excluding the next succeeding Interest Payment Date;

(32) "Quarterly Interest Rate Term" means the period from and including August 10, 2010 to but excluding the Maturity Date;

(33) "Redemption Date" has the meaning ascribed thereto in Section 3.04;

(34) "Redemption Price" has the meaning ascribed thereto in Section 3.01;

(35) "Reuters Screen CDOR Page" means the display designated as page "CDOR" on the Reuters Money Monitor Service (or such other page as may replace the CDOR page on that service) for purposes of displaying Canadian dollar bankers' acceptance rates;

(36) "Security Interest" means any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assets that secures payment of any indebtedness or Obligation.

(37) "Trust and Loan Companies Act" means the *Trust and Loan Companies Act* (Canada) and any Act that may be substituted therefor, as the same may be from time to time amended; and

(38) "Trustee" means Montreal Trust Company of Canada and includes any successor to or of Montreal Trust Company of Canada for the time being as trustee hereunder.

Section 1.02 Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and words importing individuals shall include firms and corporations and vice versa.

Section 1.03 Meaning of "Outstanding"

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or until moneys for the payment thereof shall be set aside under Article VII, provided that:

(a) where a new Debenture has been issued in substitution for a Debenture which has been lost, stolen, mutilated, defaced or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(b) for the purpose of any provisions of this indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this indenture, Debentures owned directly or indirectly, legally or equitably by the Company shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith to the Company shall not be so disregarded if the pledgor shall establish to the satisfaction of the Trustee the pledgor's right to vote such Debentures in his discretion free from the control of the Company.

Section 1.04 Headings, Etc.

The division of this indenture into Articles and Sections, the provision of an index and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.05 Applicable Law

This indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

ARTICLE II
DEBENTURES

Section 2.01 Issuance of Debentures

(1) The aggregate principal amount of Debentures which may be authorized hereunder is limited to Two Hundred Million Dollars ($200,000,000) in lawful money of Canada and upon receipt by the Trustee of the following:

(a) a Certified Resolution authorizing the issue and delivery of up to $200,000,000 aggregate principal amount of the Debentures;

(b) a Certificate of the Company to the effect that, so far as is known to the Persons signing the same, it is not in default in the performance of any of its covenants herein contained and that it has complied with all the requirements of the CBCA and of this indenture in connection with the issue of the Debentures;

(c) a Written Order of the Company for the certification and delivery of the Debentures; and

(d) an opinion of Counsel that all requirements imposed by this indenture or by law in connection with the proposed issue of Debentures have been complied with;

the Debentures, in definitive or interim form, to such aggregate principal amount, may forthwith and from time to time be executed by the Company and certified by or on behalf of the Trustee and delivered by it to or upon the Written Order of the Company, without the Trustee receiving any consideration therefor.

Section 2.02 Intentionally Omitted

Section 2.03 Form and Terms of Debentures

(1) The Debentures authorized to be issued hereunder shall be designated "6.75% Debentures due August 10, 2015".

(2) The Debentures shall be dated as of August 9, 2000 and shall mature on the Maturity Date. The Debentures shall bear interest from and including August 9, 2000 to but excluding the date on which the Debentures are repaid:

(a) during the Initial Term, at the rate of 6.75% per annum calculated and payable semi-annually in arrears in equal installments on the relevant Interest Payment Date; and

(b) during the Quarterly Interest Rate Term, at the 90-day Bankers' Acceptance Rate plus 1.00% calculated on the basis of the actual number of days elapsed in such Quarterly Interest Period divided by 365 or 366 in a leap year, as the case may be, and payable quarterly in arrears on the relevant Interest Payment Date;

including, in the case of default, interest on all amounts overdue at the same rate of interest per annum applicable to the Debentures on the date of such default, calculated and payable semi-annually or quarterly, as the case may be, in arrears on the relevant Interest Payment Dates.

(3) The Debentures shall be direct, unsecured obligations of the Company.

(4) The Debentures shall not be redeemed or purchased by the Company prior to their Maturity Date except as provided in Articles III and IV hereof.

(5) Subject to Section 2.09, the Debentures shall be issuable in fully registered form only in minimum denominations of $1,000 and in integral multiples thereof; shall be in the English language; shall be in a form approved by the Trustee and the Company but substantially in the form set out in Schedule "A" and shall bear such legends and such distinguishing letters and numbers as the Trustee shall approve.

(6) Payment of all amounts owing in respect of the Debentures or otherwise provided for hereunder shall be made in lawful money of Canada.

Section 2.04 Signing of Debentures

The Debentures may but need not be under the seal of the Company, or a reproduction thereof (which shall be deemed to be the seal of the Company), and the Debentures shall be signed (either manually or by facsimile signature) by the Co-President and Chief Executive Officer and any one of the Vice-President, Counsel and Secretary, Canada and the Associate Secretary. A facsimile signature upon any of the Debentures shall for all purposes of this indenture be deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced and notwithstanding that any such Person whose signature, either manual or in facsimile, may appear on the Debentures does not at the date of this indenture or at the date of the Debentures or at the date of the certifying and delivery thereof, hold office such Debentures shall be valid and binding upon the Company and shall be entitled to the benefits of this indenture.

Section 2.05 Certification

(1) No Debenture shall be issued or, if issued, shall be obligatory, or shall entitle the holder to the benefits of this indenture, until it has been certified by or on behalf of the Trustee in the form set out in Schedule "A" hereto or in some other form approved by the Trustee. Such certification by the Trustee upon any Debenture shall be conclusive evidence as against the Company that the Debenture so certified has been duly issued hereunder and is a valid obligation of the Company and that the holder is entitled to the benefit hereof.

(2) The certification of the Trustee on any Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this indenture or of the Debentures or their issuance and the Trustee shall in no respect be liable or answerable for the use made of such Debentures or any of them or the proceeds thereof. The certification of the Trustee shall however be a representation and warranty by the Trustee that said Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this indenture.

Section 2.06 Interim Debentures or Certificates

Pending the delivery of definitive Debentures to the Trustee, the Company may issue and the Trustee certify in lieu thereof interim Debentures, in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures when the same are ready for delivery; or the Company may execute and the Trustee certify a temporary Debenture for the whole principal amount of Debentures then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Company and the Trustee may approve, entitling the holders thereof to definitive Debentures when the same are ready for delivery. When so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this indenture equally with all other Debentures duly issued and to be issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the said interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debenture holders and entitled to the benefit of this indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Company shall have executed and delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debenture, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Company or the Trustee to the holders of such interim Debentures or certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

Section 2.07 Payment of Principal and Interest

(1) The principal of the Debentures will be paid on the Maturity Date or such earlier date as the principal amount may become due in accordance with the provisions hereof upon presentation and surrender of the Debentures at the place at which a register of holders is maintained pursuant to Section 2.10.

(2) Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures, shall bear interest from and including August 9, 2000 or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later.

(3) As interest becomes due on each Debenture (except at maturity or redemption when interest will be paid upon surrender of such Debenture) the Company, either directly or through the Trustee, shall: (a) not less than three days prior to the date for payment thereof, send by prepaid ordinary mail, a cheque for such interest (less any tax required by law to be withheld therefrom) negotiable at any branch in Canada of such Canadian chartered bank as may be designated by the Company and payable to the order of the then holder of such Debenture and addressed to him at his last address appearing on the register, unless such holder otherwise directs, or (b) effect payment of interest by electronic funds transfer to an account designated in writing to the Company and Trustee by the holder of such Debenture or by such other means as

may be approved by the Trustee or as may become customary for the payment of interest on indebtedness of companies similar to the Debentures. In the case of joint holders of Debentures the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and if more than one address appears on the register in respect of such joint holding the cheque shall be mailed to the first address so appearing. The mailing of such cheque or making of such other payment shall, to the extent of the sum represented thereby plus the amount of tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless such cheque is not paid on presentment at any such branch. In the event of non-receipt of any cheque for interest by the Person to whom it is so sent as aforesaid, the Company will issue to such Person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as the Company and the Trustee shall reasonably require and upon being indemnified to their satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption of mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as if payment had been made in the manner provided above.

(4) Interest shall be computed on the basis of a year of 365 or 366 days, as applicable. The Company shall provide to the Trustee its interest calculation in respect of each Quarterly Interest Period.

(5) If the date for payment of any amount of principal or interest in respect of the Debentures is not a business day, then the holder thereof shall not be entitled to payment of the amount due until the next following business day nor to any further interest or other payment in respect of such delay.

Section 2.08 Debentures to Rank *Pari Passu*

All Debentures are direct, unsecured obligations of the Company which, in the case of the insolvency or winding-up of the Company, will rank at least *pari passu* with all other direct, unsecured and unsubordinated indebtedness of the Company from time to time issued and outstanding without any preference among such direct, unsecured and unsubordinated indebtedness.

Section 2.09 Book-Entry System

(1) Notwithstanding any other provision of this indenture, the Company may elect to have the Debentures issued hereunder represented in the form of a typewritten, English language, fully registered global Debenture held by, or on behalf of, CDS as depository of the global Debenture (for its Participants) and registered on the register maintained by the Trustee pursuant to Section 2.10 in the name of CDS or its nominee, and it is expressly acknowledged that any such registrations of ownership and transfers of such Debenture, or interests of Participants therein, will be made by CDS only through the Book-Entry System. Subject to this Section 2.09, the rights of the holder of any beneficial interest in the Debentures represented by a global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Debenture) shall be limited to those established by any agreement

(including a letter of representations of the Company to CDS) between the Company and CDS, by applicable law and agreements between CDS and its Participants and between such Participants and the holder of such beneficial interest. Accordingly, except as provided herein, neither the Company nor the Trustee shall be under any obligation to deliver, nor shall the holder of such interest have any right to require the delivery of, a certificate evidencing a Debenture to the holder of the interest in such Debenture. In the event of any conflict between this indenture and any such agreement between the Company and CDS, the terms of any such agreement shall prevail provided however that after the occurrence of an Event of Default or a breach of any of the covenants of the Company provided for in this indenture which breach shall have continued unremedied for a period of sixty days after the Company has received notice of such breach, unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period and, in such event, within the period agreed to by the Trustee, holders of the Debentures may at any time determine (which determination shall, for greater certainty, not require an Extraordinary Resolution) that the continuation of the holding of the Debentures by a Book-Entry only global certificate is no longer in the best interests of such holders. Upon any such determination, or if required to do so by law, or if the Book-Entry System ceases to exist, or if the Company determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and the Company is unable to locate a qualified successor, or if the Company at its option elects to terminate the record entry system for any reason,

(a) the Trustee shall notify CDS and shall request CDS to notify the Participants of the availability of definitive fully registered certificates;

(b) the Trustee shall request CDS to deliver the global certificate to the Trustee and the Trustee shall thereupon reduce the holdings of CDS on the register maintained hereunder to nil in respect of the Debenture represented by the global certificate;

(c) the Company shall issue or cause to be issued in accordance with and subject to the provisions of this indenture in exchange for the global certificate Debentures in definitive form in an aggregate amount equal to the amount of the global certificate registered in the names of the Participants as advised by CDS in accordance with their proportionate interest in the global Debenture as recorded in the records maintained by CDS as at the date of the issue of the Debentures in definitive form; and

(d) after such replacement of the global certificate by definitive Debentures, all payments in respect of the Debentures in definitive form shall be made to the registered holders thereof in accordance with the terms and conditions of the Debentures in definitive form and the provisions of this indenture and in all other respects such registered holders shall be the holders thereof for all purposes hereunder.

All expenses of the Trustee and CDS relating to the foregoing shall be paid by the Company.

(2) Any notice required or permitted to be given to Debenture holders while the Debentures are represented by a global Debenture held by, or on behalf of, CDS or its nominee as part of the Book-Entry System, shall be provided to CDS.

Section 2.10 Register of Debentures

(1) The Company shall cause to be kept by and at the principal offices of the Trustee in the City of Winnipeg, Manitoba a register of holders in which shall be entered the names and addresses of the holders of the Debentures and particulars of the Debentures held by them, respectively, and a register of transfers in which shall be entered all transfers of Debentures.

(2) No transfer of a Debenture registered on the register maintained by the Trustee in accordance with this Section 2.10 shall be valid unless made on the aforesaid registers of transfers by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe and with all other conditions prescribed by law, nor, except in the case where a new Debenture is issued upon such transfer, unless the transfer shall have been noted on the Debenture by the Trustee.

Section 2.11 Transferee Entitled to Registration

The transferee of a Debenture registered on the register maintained by the Trustee in accordance with Section 2.10 shall, after the appropriate form of transfer is lodged with the Trustee and upon compliance with all other conditions in that behalf required by this indenture or by law, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous holder of such Debenture, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

Section 2.12 No Notice of Trusts

Subject to Section 2.09, neither the Company nor the Trustee shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied or constructive, in respect of any Debenture or otherwise), by the registered holder or any Person whom the Company or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Debenture and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

Section 2.13 Registers Open for Inspection

The register provided for in Section 2.10 shall at all reasonable times be open for inspection by the Company, the Trustee or any Debenture holder. The Trustee shall from time to time when requested to do so furnish the Company with a list of names and addresses of holders of registered Debentures entered on the register kept by it showing the principal amount and serial numbers of the Debentures held by each such holder.

Section 2.14 Restriction on Exchanges and Transfers

Neither the Company nor the Trustee shall be required to make transfers or exchanges of Debentures on any Interest Payment Date for the Debentures or during the 15 preceding business days or in the case of a Debenture to be redeemed in whole or in part, during the 15 business days prior to a notice of redemption required to be given in accordance with Article III.

Section 2.15 Ownership of Debentures

Unless otherwise required by law or as set out in Section 2.09, the Person in whose name any Debenture is registered on the register maintained by the Trustee pursuant to Section 2.10 shall for all the purposes of this indenture be and be deemed to be the owner thereof and payment of or on account of the principal, Redemption Price, if any, and interest on such Debenture shall be made only to or upon the order in writing of such registered holder.

Section 2.16 Payment Free from Equities

The registered holder for the time being of any Debenture shall be entitled to the principal, Redemption Price, if any, and/or interest evidenced by such instrument free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction and all Persons may act accordingly and the receipt of any such registered holder for any such principal or interest shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any such registered holder save as aforesaid.

Section 2.17 Evidence of Ownership

The Company and the Trustee may treat the registered holder of any Debenture as the owner thereof without actual production of such Debenture for the purposes specified above.

Section 2.18 Mutilation, Loss, Theft or Destruction of Debentures

In case any of the Debentures issued and certified hereunder shall become mutilated, defaced or be lost, stolen or destroyed, the Company shall, subject to the provisions of this Section, issue, and thereupon the Trustee shall certify and deliver, a new Debenture of like date and tenor as the one mutilated, defaced, lost, stolen or destroyed upon surrender and cancellation of the mutilated or defaced Debenture or in lieu of and in substitution for a lost, stolen or destroyed Debenture and the new Debenture shall be in a form approved by the Trustee and shall be entitled to the benefit of this indenture equally with all other Debentures to be issued hereunder without preference or priority one over another. In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Company and to the Trustee such evidence of loss, theft or destruction as shall be satisfactory to them in their discretion (and for such purpose an affidavit of loss shall be sufficient evidence) and may also be required to furnish an indemnity in an amount and form satisfactory to them in their reasonable discretion. The applicant for a new Debenture shall pay all expenses incidental to the issuance of such substituted Debenture.

Section 2.19 Exchanges of Debentures

(1) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination or denominations and in the same aggregate principal amount.

(2) Debentures may only be exchanged at the principal office of the Trustee in the City of Winnipeg, Manitoba. Any Debentures tendered for exchange shall be surrendered to the Trustee. All Debentures surrendered for exchange shall be cancelled. The Company shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid.

(3) In every case of exchange of Debentures of any denomination for other Debentures and for any transfer of Debentures, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp tax or other governmental charge required to be paid and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto. In addition, the Trustee may charge a reasonable charge for its services for each Debenture exchanged or transferred and a reasonable charge for every exchange or transfer, and payment of the said charges shall be made by the Debenture holder requesting such exchange or transfer immediately upon request therefor.

ARTICLE III
REDEMPTION

Section 3.01 Optional Redemption

The Company may at its option redeem the Debentures as follows:

(1) in whole at any time or in part from time to time prior to August 10, 2010 at a redemption price equal to the greater of the Canada Yield Price and the principal amount thereof; or

(2) all but not less than all on any Interest Payment Date on or after August 10, 2010 at a redemption price equal to the principal amount thereof;

together in each case with accrued and unpaid interest to the date fixed for redemption; such redemption price together with such accrued and unpaid interest constituting a "Redemption Price".

Section 3.02 Places of Payments

The Redemption Price of Debentures called for redemption under any provision hereof shall be payable upon presentment and surrender thereof at any of the places where the principal of such Debentures is expressed to be payable and at such other places, if any, as may be specified in the notice of redemption.

Section 3.03 Partial Redemption

(1) Subject to Section 3.01, any part, being an integral multiple of $1,000, of a Debenture, may be called for redemption as hereinafter provided and all references in this indenture to redemption shall be deemed to include redemption of any such part.

(2) In case less than all the Debentures are to be redeemed, the Company shall in each such case, at least fifteen business days before the date upon which the notice of redemption is to be given, notify the Trustee in writing of its intention to redeem Debentures and of the aggregate principal amount of Debentures so to be redeemed. The Debentures so to be redeemed shall be selected by the Trustee on a *pro rata* basis (to the nearest multiple of $1,000) in accordance with the principal amount of Debentures registered in the name of each holder or in such other manner as it shall deem equitable. For this purpose, the Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debentures may be so selected and regulations so made shall be valid and binding upon all holders notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to redemption in part only.

(3) The holder of any Debenture of which part only is called for redemption shall, upon presentation of such Debenture and upon receiving the monies payable by reason of such redemption, surrender the said Debenture at the place at which a register of holders is maintained pursuant to Section 2.10 and the Trustee shall cancel the same and without charge forthwith certify and deliver to the said holder a new Debenture of the same aggregate principal amount equal to the unredeemed part of the principal amount of the Debenture so surrendered. In the

event that any Debenture of which part only is called for redemption is surrendered in accordance with the foregoing, the Trustee shall provide the holder with a receipt evidencing surrender of such Debenture.

Section 3.04 Notice of Redemption

The Company shall give notice of redemption to the registered holders of the Debentures and to the Trustee not more than 60 nor less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Article X. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the formula by which the Redemption Price shall be determined and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

Section 3.05 Payment of Redemption Price

Upon notice being given in accordance with Section 3.04, the principal amount of the Debentures so called for redemption shall be and become due and payable at the Redemption Price, on the Redemption Date and with the same effect as if it were the date of maturity specified in such Debentures, anything therein and herein to the contrary notwithstanding and, from and after such Redemption Date, interest upon the principal amounts so becoming due and payable shall cease unless payment of the Redemption Price shall not be made on presentment for surrender of such Debenture at the place specified in Section 3.02 on or after the Redemption Date and prior to the setting aside of the Redemption Price pursuant to Article VII.

Section 3.06 Cancellation of Retired Debentures

All Debentures redeemed under the provisions of this Article III shall be forthwith delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor.

ARTICLE IV
OPTIONAL PURCHASE OF DEBENTURES

Section 4.01 Purchase of Debentures

Subject to applicable law, the Company may purchase Debentures in the open market or by tender to all holders of Debentures or by private contract at any price. All Debentures purchased by the Company under the provisions of this Article IV shall be delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor.

ARTICLE V
COVENANTS OF THE COMPANY

The Company hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debenture holders as follows:

Section 5.01 To Pay Principal and Interest

That the Company will duly and punctually pay or cause to be paid to every Debenture holder or, in accordance with Section 7.02 hereof, to the Trustee on behalf of each Debenture holder referred to in Section 7.02, the principal of and interest accrued on (including, in case of default, interest on all amounts overdue at the rate specified) the Debentures of which he is the holder on the dates, at the places, in the moneys, and in the manner mentioned herein and in the Debentures.

Section 5.02 To Preserve Status

That, subject to the express provisions hereof, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights.

Section 5.03 To Carry on Business

That, except as herein otherwise expressly provided, the Company will itself or through subsidiaries carry on and conduct its business in a proper, efficient and businesslike manner and in accordance with good business practice.

Section 5.04 Books and Records

That the Company shall keep proper books of account in accordance with generally accepted accounting principles applicable to it as the holding corporation of insurance companies.

Section 5.05 Observe and Perform Covenants

That the Company will not do or omit to do any act which could, with the passage of time, the giving of notice or otherwise, create an Event of Default.

Section 5.06 To Pay Trustee's Remuneration

That the Company will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee in and about the administration and execution of the trusts hereby created (including reasonable compensation and disbursements of its counsel and other advisors and assistants not regularly in its employ) and such moneys, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to the payment of any principal of or interest on any of the Debentures. The said remuneration shall

continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this indenture shall be in course of administration by or under the direction of the court.

Section 5.07 Not to Extend Time for Payment of Interest or Principal

That, in order to prevent any accumulation after maturity of interest or of unpaid Debentures, the Company will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures or of any principal payable in respect of any Debentures and that it will not directly or indirectly be or become a party to or approve any such arrangement by funding any payment of any interest upon said Debentures or any principal thereof or in any other manner; and that the Company shall and will deliver to the Trustee all Debentures when paid as evidence of such payment. In case the time for the payment of any such interest or principal shall be so extended, whether or not such extension be by or with the consent of the Company, notwithstanding anything herein or in the Debentures contained, such interest and/or principal shall not be entitled in case of default hereunder to the benefit of this indenture except the principal of all the Debentures and of all interest on such Debentures the payment of which has not been so extended.

Section 5.08 Trustee May Perform Covenants

That if the Company shall fail to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 6.03) need not, notify the Debenture holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purpose, but shall be under no obligation so to do; and all sums so expended or advanced shall be repayable by the Company in the manner provided in Section 5.06, but no such performance, expenditure or disbursement by the Trustee shall be deemed to relieve the Company of any default hereunder of its continuing obligations and the covenants contained herein.

Section 5.09 Trustee Appointed Attorney

The Company hereby irrevocably appoints the Trustee to be the attorney of the Company in the name and on behalf of the Company to execute and do any deeds, transfers, conveyances, assignments, assurances and things which the Company ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Trust Indenture.

Section 5.10 Negative Pledge

So long as any of the Debentures are outstanding, the Company will not create, assume or suffer to exist any Security Interest on any of its assets to secure any Obligation unless at the same time the Company shall secure or cause to be secured equally and rateably therewith all the Debentures then outstanding, provided that this will not apply to or operate to prevent Permitted Encumbrances.

ARTICLE VI
DEFAULTS AND ENFORCEMENT

Section 6.01 Events of Default

The following events are herein sometimes referred to as "Events of Default":

(a) the Company's failure to pay any principal of or premium on the Debentures when due and the continuance of such default for a period of five days;

(b) the Company's failure to pay any interest on the Debentures when due and the continuance of such default for a period of 30 days;

(c) the Company's failure to perform or observe any other covenant or agreement of the Company under this indenture, any supplemental indenture hereto or the Debentures and the continuance of such default for a period of 60 days after written notice thereof to the Company by the Trustee;

(d) the failure by the Company or any Material Subsidiary, whether as primary obligor or guarantor, to pay any principal, premium or interest on any Indebtedness beyond any applicable grace period, the outstanding principal amount of which Indebtedness exceeds $50 million in the aggregate; or

(e) the Company or any Material Subsidiary becomes insolvent, bankrupt, or an order for the winding-up or liquidation of the Company or any Material Subsidiary is made by a court of competent jurisdiction or any such court issues an order of sequestration or process of execution against, or against all the property of, the Company or any Material Subsidiary or appoints a receiver of the Company or any Material Subsidiary or all of their respective property or orders the winding-up or liquidation of their respective affairs unless the Company or the Material Subsidiary, as the case may be, actively and diligently contests in good faith such decree or order and has such decree or order stayed on or before 60 business days after the issue of such decree or order by court; and

(f) a resolution is passed for the winding-up or liquidation of the Company or any Material Subsidiary except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 8.01 are duly observed and performed or if the Company or any Material Subsidiary institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it, respectively, or consents or does not object within the time limit therefor to the filing of any such petition or to the appointment of a receiver of the Company or any Material Subsidiary, or all of its respective property, or makes a general assignment for the benefit of its respective creditors or admits in writing its inability to pay its debts generally as they became due or takes corporate action in furtherance or any of the aforesaid purposes.

Section 6.02 Notice of Events of Default

(1) If an Event of Default shall occur and be continuing, the Trustee shall, within a reasonable time, but not exceeding 30 days, after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debenture holders in the manner provided in Section 10.02, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Debenture holders' Request, the Trustee shall not be required to give such notice if the Trustee reasonably believes that the withholding of such notice is in the best interest of the Debenture holders and shall have so advised the Company in writing.

(2) When notice of the occurrence of an Event of Default has been given under subsection 6.02(l) and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debenture holders in the manner provided in Section 10.02 within a reasonable time, but not exceeding 30 days, after the Trustee becomes aware that the Event of Default has been cured.

Section 6.03 Acceleration on Default

(1) In case of an Event of Default having occurred and being continuing the Trustee may, in its discretion, and shall, upon receipt of a Debenture holders' Request subject to the provisions of Section 6.04, by notice in writing to the Company declare the principal of and interest on all Debentures then outstanding and all other moneys outstanding hereunder with respect to the Debentures to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Company shall forthwith pay to the Trustee for the benefit of the Debenture holders the principal of and accrued and unpaid interest on the Debentures together with interest at the same rate on such principal, interest and other moneys payable hereunder from the date of default until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Company's obligations hereunder with respect to the Debentures and under the Debentures and any moneys so received by the Trustee shall be applied in the manner provided in Section 6.07.

(2) Nothing herein shall be deemed to prevent the Trustee or, subject to Section 6.06, the holder of any Debenture from proving claims in any insolvency or winding up proceedings for such amounts in respect of the Debentures as they may be permitted to claim under the laws applicable to such insolvency or winding up proceedings or from receiving payment of any such amounts.

Section 6.04 Waiver of Default

Upon the happening of any Event of Default:

(a) subject to Section 9.11 hereof, the holders of the Debentures then outstanding by instrument in writing signed by the holders of a majority in aggregate principal amount of the outstanding Debentures may by requisition in writing instruct the Trustee to waive such Event of Default and/or to cancel any declaration made by the Trustee pursuant to Section 6.03 hereof, and the Trustee shall thereupon waive

such default and/or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal of and interest on the Debentures then outstanding to be due and payable or to obtain or enforce payment of the same, shall have power to waive any default hereunder if the same shall have been remedied or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as to the Trustee may seem advisable; provided that no act or omission either of the Trustee or of the Debenture holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

Section 6.05 Enforcement by the Trustee

(1) Subject to the provisions of Section 6.04 and 11.14 and to the provisions of any Extraordinary Resolution that may be passed by the Debenture holders, in case the Company shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.03 hereof, the principal of and interest on the Debentures then outstanding, together with any other amounts due thereunder, the Trustee may in its discretion and shall upon receipt of a Debenture holders' Request and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred and upon receiving such funds as it reasonably considers necessary as security for such indemnity, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal of and interest on all the Debentures then outstanding together with any other amounts due thereunder by such proceedings authorized by this indenture or by law or in equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this indenture or by suit at law or in equity as the Trustee shall deem expedient.

(2) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and

of the holders of the Debentures against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debenture holder.

(3) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interest and the interests of the holders of the Debentures.

(4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee may be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

Section 6.06 Suits by Debenture Holders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder unless (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default or a breach of one of the covenants of the Company provided for in Article V and such breach shall have continued unremedied for a period of 60 days unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period, and, in such event, within the period agreed to by the Trustee; and (b) the holders of Debentures by Extraordinary Resolution or by a Debenture holders' Request to the Trustee have requested the Trustee to take such action (unless such request is subsequently rescinded by instrument in writing signed by the holders of a majority in aggregate principal amount of the outstanding Debentures); and (c) the holders of Debentures or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within 30 days after such notification, request and offer of indemnity. If any holder of a Debenture shall, acting on behalf of himself and all other holders of Debentures, be entitled to institute any action or proceeding in accordance with this Section 6.06, the Company shall, in addition to the other moneys payable hereunder, pay to such holder if such action or proceeding is substantially successful the reasonable costs and expenses incurred in connection therewith.

Section 6.07 Application of Moneys by Trustee

(1) Except as herein otherwise expressly provided, any moneys received by the Trustee from the Company pursuant to the foregoing provisions of this Article, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company shall be applied, together with any other moneys in the hands of the Trustee available for such purposes, as follows:

(a) first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this indenture;

(b) second, but subject to the provisions of Section 7.02 and as hereinafter in this Section 6.07 provided, in payment of the principal of and accrued and unpaid interest then due on the Debentures then outstanding and interest on amounts in default in the priority of principal first and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such Extraordinary Resolution; and

(c) third, in payment of the surplus, if any, of such moneys to the Company or its assigns.

Section 6.08 Distribution of Proceeds

Payments to holders of Debentures pursuant to clause (b) of subsection 6.07(1) shall be made as follows:

(a) at least 10 business days' notice of every such payment shall be given in the manner provided in Section 10.02 specifying the time when and the place or places where the Debentures are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Trustee shall not be required to make any interim payment to Debenture holders unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in clause (a) of subsection 6.07(l), exceed 5% of the principal amount of the Debentures then outstanding.

Section 6.09 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures, is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

Section 6.10 Immunity of Shareholders, Etc.

The Debenture holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company, or of any Successor Person for the payment of the principal of or interest on any of the Debentures or on any covenant, agreement, representation or warranty of the Company herein or in the Debentures contained.

Section 6.11 Judgment Against the Company

The Company covenants and agrees with the Trustee that, in case of any judicial or other proceeding to enforce the rights of the Debenture holders, judgment may be rendered against it in favour of the Debenture holders or in favour of the Trustee, as trustee for the Debenture holders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other moneys owing hereunder.

Section 6.12 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or shareholders of the Company or any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company shall be bound in respect hereof.

ARTICLE VII
SATISFACTION AND DISCHARGE

Section 7.01 Cancellation and Destruction

All matured Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this indenture shall be destroyed by the Trustee (in the presence of a representative of the Company if requested in writing by the Company) and the Trustee shall prepare and furnish to the Company a destruction certificate in respect of the Debentures so destroyed.

Section 7.02 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal thereof and/or the interest thereon or represented thereby becomes payable either on the Maturity Date or otherwise, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Company shall be entitled to pay to the Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Debentures or any amount of interest thereon, the Company shall be entitled to direct the Trustee to set aside; or

(c) if the payment was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal moneys and/or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this indenture; and thereupon the principal moneys and/or the interest payable on or represented by each Debenture in respect of which such moneys have been set aside shall be deemed to have been paid and, in the case of the payment of principal at maturity or of the Redemption Price, the Debenture in respect of which payment shall have been deemed to be made shall be deemed to have been cancelled and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 7.03.

Section 7.03 Repayment of Unclaimed Moneys

Subject to any applicable laws, any moneys set aside under Section 7.02 and not claimed by and paid to holders of Debentures as provided in Section 7.02 within six years after the date of such setting aside shall be repaid to the Company by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the holders of the Debentures in respect of which such moneys were so repaid to the Company shall have no rights in respect thereof except to obtain payment of the moneys due thereon from the Company.

Section 7.04 Discharge

Upon proof being given to the reasonable satisfaction of the Trustee of compliance with the following conditions:

(1) that the Company has paid and discharged or provided for the payment and discharge of the entire indebtedness on all Debentures outstanding hereunder in any one or more of the following ways:

(a) by paying or causing to be paid the principal and interest on Debentures outstanding hereunder as and when the same became due and payable;

(b) by paying to the Trustee, or making provision satisfactory to the Trustee for the payment of, moneys sufficient to pay principal and interest to maturity on Debentures outstanding hereunder; and/or

(c) by delivering to the Trustee, for cancellation by it, Debentures outstanding hereunder;

(2) that all other moneys (if any) payable hereunder have been paid or satisfied; and

(3) that all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon, the remuneration of the Trustee and any other amount howsoever owing to it hereunder have been paid or provision satisfactory to the Trustee has been made therefor;

the Trustee shall, upon a Written Order of the Company and at the expense of the Company, execute and deliver to the Company such instruments as shall be requisite to evidence the satisfaction of the obligations of the Company under this indenture and to release the Company from its covenants herein contained except those relating to the indemnification of the Trustee. The Company will provide a Written Order to the Trustee requesting release pursuant to this Section which is based upon satisfying the Trustee *inter alia* of compliance with the conditions in Section 7.04(1)(b).

ARTICLE VIII
SUCCESSOR PERSONS

Section 8.01 Certain Requirements

The Company shall not, so long as any of the Debentures are outstanding, directly or indirectly, enter into any merger, arrangement, reorganization, consolidation, amalgamation, sale, conveyance, disposal, lease or other transaction, either one transaction or a series of transactions, and whether at the same time or over a period of time, whereby all or substantially all of its undertaking or assets would become the property of any other Person (any such other Person being herein referred to as a "Successor Person") unless:

(a) the transaction is an amalgamation of the type referred to in subsection 184(1) or (2) of the CBCA and the Company shall have delivered a Certificate of the Company to that effect; or

(b) the transaction is an amalgamation of the Company with one or more other companies pursuant to an amalgamation agreement under the applicable provisions of the CBCA or is another transaction pursuant to which the Successor Person is the Company; and

(i) the Successor Person resulting from such amalgamation is subject to all duties, liabilities and obligations of the Company under this indenture and the Debentures;

(ii) no condition or event shall exist as to the Company or the Successor Person either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of this indenture; and

(iii) the Company shall have delivered a Certificate of the Company and shall either deliver an opinion of Counsel or shall satisfy the Trustee in each case that the conditions precedent in subparagraphs (b)(i) and (b)(ii) hereof relating to such amalgamation or such other transaction have been fulfilled; or

(c) the Successor Person, if other than the Company,

(i) executes, prior to or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are necessary or advisable to evidence the assumption by the Successor Person of the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of the Successor Person to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this indenture;

(ii) such transaction shall be upon such terms as not to materially prejudice any of the rights and powers of the Trustee or of the Debenture holders hereunder;

(iii) no condition or event exists as to the Company or the Successor Person either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto that constitutes or would with the giving of notice or lapse of time constitute an Event of Default or violation of any covenant or condition of this indenture; and

(iv) the Company shall (A) have delivered to the Trustee a Certificate of the Company stating that such arrangement, reorganization, consolidation, merger, amalgamation, sale, conveyance or disposal or other transaction and such supplemental indenture, if any, comply with this paragraph (c) and that all conditions precedent herein provided for relating to such transaction have been complied with and (B) have satisfied the Trustee or have delivered an opinion of Counsel to the effect that all such conditions have been complied with.

Section 8.02 Vesting of Powers in Successor

Whenever the conditions of Section 8.01 have been duly observed and performed the Successor Person shall possess and from time to time may exercise each and every right and power of the Company under this indenture in the name of the Company or otherwise and any act or proceeding by any provision of this indenture required to be done or performed by any directors or officers of the Company may be done and performed with like force and effect by the directors or officers of such Successor Person.

ARTICLE IX
MEETINGS OF DEBENTURE HOLDERS

Section 9.01 Rights to Convene Meeting

The Trustee may at any time and from time to time and shall on receipt of a Written Order of the Company or a Debenture holders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Debenture holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting and, in the case of receipt of a Debenture holders' Request, upon receiving such funds as it reasonably considers necessary as security for such indemnity, convene a meeting of the Debenture holders. In the event of the Trustee failing within 30 days after receipt of any such request and such funding and indemnity to give notice convening a meeting, the Company or such Debenture holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Trustee.

Section 9.02 Notice of Meetings

At least 30 days' notice of any meeting shall be given to the Debenture holders in the manner provided in Section 10.02 and a copy thereof shall be sent by post to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

Section 9.03 Chairman

Some person, who need not be a Debenture holder, nominated in writing by the Trustee shall be the chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debenture holders present in person or by proxy shall choose some person present to be chairman.

Section 9.04 Quorum

At any meeting of the Debenture holders a quorum shall consist of Debenture holders present in person or by proxy and representing at least 25% in principal amount of the then outstanding Debentures except in the case of a meeting at which an Extraordinary Resolution is passed in which case a quorum shall consist of Debenture holders present in person or by proxy and representing at least 50% in principal amount of the then outstanding Debentures. If a quorum of the Debenture holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debenture holders or pursuant to a Debenture holders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a business day in which case it shall be adjourned to the next following business day thereafter) at the same time

and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Debenture holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% or 50%, as the case may be, of the principal amount of the then outstanding Debentures.

Section 9.05 Power to Adjourn

The chairman of any meeting at which a quorum of the Debenture holders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.06 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given on a poll without demand therefor. At any such meeting, unless a poll is duly demanded or required as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 9.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debenture holders present, a poll shall be taken in such manner and either at once or after an adjournment, as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

Section 9.08 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debenture holder or as proxy for one or more Debenture holders or both, shall have one vote. On a poll each Debenture holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. A proxy need not be a Debenture holder. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint registered holders. A registered holder shall have the right to cast a portion of the votes to which such holder is entitled in favour of, and a portion against, any question or resolution and may refrain from voting any portion of such votes.

Section 9.09 Regulations

The Trustee or the Company with the approval of the Trustee may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for and governing:

(a) the voting by proxy by Debenture holders and the form of instrument appointing proxies where authorized under such regulations and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Debenture holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled, telegraphed or telecopied before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulation so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debenture holders and Persons whom Debenture holders have by instrument in writing duly appointed as their proxies.

Section 9.10 Company and Trustee may be Represented

The Company and the Trustee, by their respective employees, officers or directors, and the legal advisers of the Company and the Trustee, may attend any meeting of the Debenture holders, but shall have no vote as such.

Section 9.11 Powers Exercisable by Extraordinary Resolution

(1) In addition to the powers conferred upon them by any other provisions of this indenture or by law, a meeting of the Debenture holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to assent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Debenture holders and/or the Trustee against the Company or against its property, whether such rights arise under this indenture or the Debentures or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this indenture and the Debentures which shall be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c) power to assent to any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 8.01 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to restrain any Debenture holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Debentures except any suit, action or proceeding therefor taken for the execution of any trust or power hereunder;

(f) power to direct any Debenture holder who, as such, has brought any action, suit or proceeding to stay or discontinue;

(g) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(h) power to amend, alter or repeal any Extraordinary Resolution previously adopted by the Debenture holders; and

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debenture holders, such of the powers of the Debenture holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation of such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be Debenture holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedures generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a

quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debenture holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith.

(2) Notwithstanding subsection (1) above, but subject to subsection 11.05(1), no Extraordinary Resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights of the Trustee hereunder without the Trustee's express written consent, such consent not to be unreasonably withheld.

Section 9.12 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this indenture stated to be exercisable by the Debenture holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Debenture holders to exercise the same or any other such power or combination of powers thereafter from time to time.

Section 9.13 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debenture holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had thereat, to have been duly passed and had.

Section 9.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debenture holders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by an instrument in writing circulated to all of the Debenture holders and signed in one or more counterparts by the holders of 50% of the principal amount of all the then outstanding Debentures except matters to be taken and powers to be exercised by Extraordinary Resolution of the Debenture holders in which case all such matters may be taken and all such powers may be exercised by an instrument in writing circulated to all of the Debenture holders and signed in one or more counterparts by the holders of $66^{2/3}$% of the principal amount of all the then outstanding Debentures and the expression "Extraordinary Resolution" when used in this indenture shall include an instrument so signed. A holder may sign such an instrument in respect of a portion only of the principal amount of the Debentures held by such holder.

Section 9.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article IX at a meeting of Debenture holders shall be binding upon all the Debenture holders, whether present at or absent from such meeting, and every instrument in writing signed by Debenture holders in accordance with Section 9.14 shall be binding upon all the Debenture holders, whether signatories thereto or not, and each and every Debenture holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE X
NOTICES

Section 10.01 Notice to Company

Except as otherwise provided herein, any notice to the Company under the provisions of this indenture shall be valid and effective if given by:

(i) personal delivery or registered letter, postage prepaid, addressed to the Company to the attention of the Vice-President, Counsel and Secretary, Canada at 100 Osborne Street North, Winnipeg Manitoba R3C 3A5. Any notice personally delivered in accordance with the foregoing shall be deemed to have been effectively given on the date of delivery and in the case of delivery by registered letter shall be deemed to have been received on the date five business days after the date of mailing; or

(ii) telecopy, to the attention of the Vice-President, Counsel and Secretary, Canada at (204) 946-4129, in which case notice shall be deemed to have been received on the day of sending provided that receipt of the notice has been confirmed by the sender by telephone at (204) 946-7501.

The Company may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Company for all purposes of this indenture.

Section 10.02 Notice to Debenture Holders

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Debenture holders shall be deemed to be validly given if such notice is sent by unregistered surface or air mail, postage prepaid, addressed to such holders at their respective addresses appearing on the register of holders above mentioned; and if in the case of joint holders of any Debenture more than one address appears in the register in respect of such joint holding, such notice shall be addressed only to the first address so appearing.

(2) Any notice so given by mail shall be deemed to have been given on and from the date of mailing. In determining under any provision hereof the date when notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debenture holder shall not invalidate any action or proceeding founded thereon.

Section 10.03 Notice to Trustee

Any notice to the Trustee under the provisions of this indenture shall be valid and effective if given by:

(i) personal delivery or registered letter, postage prepaid, addressed to the Trustee at Montreal Trust Company of Canada, 710, 530 8th Avenue SW,

Calgary, Alberta, T2P 3S8 to the attention of the Manager, Corporate Trust Services and shall be deemed in the case of personal delivery to have been received on the date of delivery and in the case of a registered letter shall be deemed to have been effectively given on the date five business days after the date of mailing; or

(ii) telecopy, to the attention of the Manager, Corporate Trust Services at(403) 267-6598, in which case notice shall be deemed to have been received on the day of sending provided that receipt of the notice has been confirmed by the sender by telephone at (403) 267-6800.

The Trustee may from time to time notify the Company in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this indenture.

Section 10.04 Postal Disruption

In the event of a postal disruption, any notice to be given by mailing shall, in the case of notice to the Company or the Trustee, be deemed to be validly given if personally delivered to a responsible officer of such party and, in the case of notice to the holders of Debentures, shall be deemed to be validly given if given in any manner acceptable to the Trustee.

ARTICLE XI
CONCERNING THE TRUSTEE

Section 11.01 Trust Indenture Legislation

(1) In this Article XI, the expression "indenture legislation" means the provisions, if any, of any statute of Canada or any Province thereof, and of any regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are in the opinion of Counsel at the time in force and applicable to this indenture or the Company.

(2) The Company and the Trustee agree that each will at all times in relation to this indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of the indenture legislation.

(3) If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of indenture legislation, such mandatory requirement shall prevail.

Section 11.02 No Conflict of Interest

The Trustee represents to the Company and for the benefit of the Debenture holders that at the date of the execution and delivery of this indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder.

Section 11.03 Duties of the Trustee

The Trustee, in exercising its powers and discharging its duties hereunder, shall:

(i) act honestly and in good faith with a view to the best interests of the Debenture holders; and

(ii) exercise the care, diligence and skill of a reasonably prudent Trustee.

Section 11.04 Reliance Upon Declarations

The Trustee will not be in contravention of the provisions of Section 11.03 if it acts and relies in good faith upon statutory declarations, certificates, opinions, reports, resolutions or notices furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder if such statutory declarations, certificates, opinions, reports, resolutions or notices comply with the provisions of Section 11.06 below, if applicable, and with any other applicable provisions of this indenture.

Section 11.05 Replacement of Trustee

(1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company 60 days' notice in writing or such shorter notice

as the Company may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section. The Debenture holders by Extraordinary Resolution shall have the power at any time to remove the Trustee and to appoint a new Trustee. In no event shall any resignation or removal of the Trustee become effective until a new Trustee shall have assumed all powers, rights, duties and responsibilities of the Trustee hereunder. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debenture holders; failing such appointment by the Company, the retiring Trustee at the Company's expense or any Debenture holder may apply to a Judge of the Ontario Superior Court of Justice on such notice as such Judge may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Debenture holders. Any new Trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Provinces of Manitoba and Ontario. On any new appointment the new Trustee upon execution of a counterpart of this indenture shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2) Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor trustee or of the Company, the Trustee ceasing to act, at the Company's expense, shall execute and deliver an instrument assigning and transferring to such successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and at the Company's expense shall duly assign, transfer and deliver all property and money held by such Trustee to the successor trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on the request of such new trustee, be made, executed, acknowledged and delivered by the Company.

(3) Notwithstanding subection 11.05(2), the parties hereto acknowledge and agree, and any beneficiaries hereunder are hereby deemed to have acknowledged and agreed:

(a) that effective June 30, 2000, Computershare Investor Services Inc. ("Computershare") purchased the corporate trust business of Montreal Trust Company of Canada, the Trustee; and

(b) that the Trustee may, without the consent of any other party, assign all of its right and duties under this Agreement, and under any ancillary agreements executed in connection herewith, to such federal trust company as may result from Computershare being continued as a trust company pursuant to the terms of the Trust and Loan Companies Act. Any such assignment shall be effective without

the need for any further notice or advice to, or approval of, the parties hereto and without any further act or formality whatsoever.

Section 11.06 Evidence and Authority to the Trustee

(1) The Company shall furnish to the Trustee evidence of compliance with the conditions provided for in this indenture relating to any action or step required or permitted to be taken by the Company or the Trustee under this indenture or as a result of any obligation imposed under this indenture, including, without limitation, the issue, certification and delivery of Debentures hereunder, the satisfaction and discharge of this indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Company forthwith if and when: (a) such evidence is required by any other section of this indenture to be furnished to the Trustee in accordance with the terms of this Section 11.06, or (b) the Trustee, in the exercise of its rights and duties under this indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i) a Certificate of the Company or a statutory declaration made by Persons entitled to sign a Certificate of the Company stating that any such condition has been complied with in accordance with the terms of this indenture;

(ii) in the case of any such condition, compliance with which is, by the terms of this indenture, made subject to review by legal counsel, an opinion of Counsel that such condition has been complied with in accordance with the terms of this indenture; and

(iii) in the case of any such condition compliance with which is, by the terms of this indenture, made subject to review or examination by an auditor or accountant, an opinion or report of the auditors of the Company or any accountant licensed under the *Public Accountancy Act* (Ontario) based on the examinations or enquiries required to be made under the terms of this indenture, in each case approved by the Trustee, that such condition has been complied with in accordance with the terms of this indenture.

Whenever such evidence relates to a matter other than the issue, certification and delivery of Debentures, the satisfaction and discharge of this indenture or the taking of any other action to be taken by the Trustee at the request of or on the application of the Company, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any lawyer, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by such Person, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a Certificate of the Company.

(2) Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this indenture shall include a statement by the Person giving the evidence (a) declaring that such Person has read and understands the

provisions of this indenture relating to the condition in question, (b) describing the nature and scope of the examination or investigation upon which such Person based the statutory declaration, certificate, opinion or report, and (c) declaring that such Person has made such examination or investigation as such Person believes necessary to enable such Person to make the statements or give the opinions contained or expressed therein.

(3) At least once in each twelve-month period beginning on the date the Debentures are first issued hereunder and at any other reasonable time upon the demand of the Trustee, the Company shall furnish the Trustee with a certificate that the Company has complied with all requirements contained in this indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, and with all covenants and conditions contained in this indenture or, if there has been failure to so comply, giving particulars thereof. Upon the demand of the Trustee, the Company shall furnish the Trustee with evidence in such form as the Trustee may require as to compliance with any condition contained in this indenture relating to any action required or permitted to be taken by the Company or as a result of any obligation imposed by this indenture.

(4) Except as herein otherwise expressly provided, the Trustee may act on and rely in acting upon any resolution, direction, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, facsimile or other document, including, without limitation, any Certified Resolution, Certificate of the Company or Written Order of the Company, reasonably believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

Section 11.07 Certificate of the Company as Evidence

Except as otherwise specifically provided or prescribed by this indenture, whenever in the administration of the provisions of this indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may act and rely upon a Certificate of the Company.

Section 11.08 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, or other expert, whether obtained by the Trustee or by the Company, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof

and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Company.

Section 11.09 Trustee May Deal in Debentures

Subject to Section 11.02, the Trustee and its affiliates, as such term is defined in the Trust and Loan Companies Act, may buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

Section 11.10 Investment of Moneys Held by Trustee

(1) Unless otherwise provided in this indenture, any moneys held by the Trustee which under the trusts of this indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are expressed to mature within two years after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall so invest such moneys on the direction of the Company.

(2) Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Company, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest then current on similar deposits.

(3) Unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable the Trustee shall pay over to the Company all interest received by the Trustee in respect of any investment or deposits made pursuant to the provisions of this Section.

Section 11.11 Trustee Not Ordinarily Bound

Except as provided in Section 6.03 and as otherwise specifically provided herein, the Trustee shall not, subject to the provisions of indenture legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Trustee shall have been required to do so by a Debenture holders' Request or by any Extraordinary Resolution of the Debenture holders passed in accordance with the provisions contained in Article IX, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

Section 11.12 Protection of the Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) neither the Trustee nor any of its agents shall be liable for or by reason of any statements of fact or recitals in this indenture or in the Debentures (except the representation contained in Section 11.02 hereof and in the certificate of the Trustee on the Debentures) or require to verify the same but all such statements or recitals are and shall be deemed to be made by the Company;

(b) nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this indenture or any instrument ancillary or supplemental hereto, or to procure any further, other or additional instrument of further assurance; and

(c) in the exercise of its rights and duties hereunder the Trustee shall not be in any way responsible for the consequence of any breach on the part of the Company of any of the Company's covenants herein contained or of any acts of the agents of the Company.

Section 11.13 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this indenture or otherwise in respect of the premises.

Section 11.14 Trustee Not to be Appointed Receiver

The Trustee and any Person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

Section 11.15 Conditions Precedent to the Trustee's Obligations to Act

(1) Notwithstanding any other provision in this indenture, the obligation of the Trustee to commence any act, action or proceeding for the purpose of enforcing or determining its rights or enforcing or determining the obligations of the Company hereunder or under the Debentures shall be conditional upon the Debenture holders or the Company, as the case may be, furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and security and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against liabilities, claims and demands incurred thereby.

(2) None of the provisions contained in this indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Trustee, before commencing or at any time during the continuance of any such act, action or proceeding, may require the Debenture holders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

Section 11.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Debenture holders, subject to all the terms and conditions herein set forth.

Section 11.17 Indemnity

The Company shall indemnify and save harmless the Trustee, its officers, directors, employees and agents from and against all losses, actions, costs, liabilities, claims, demands, fees and disbursements of whatever kind or nature, which may at any time be suffered by, imposed on, incurred by or asserted against the Trustee, howsoever arising from or out of any act, omission or error of the Trustee made in connection with its acting as Trustee under this indenture unless arising from negligence, bad faith or willful misconduct on the part of the Trustee or its officers, directors, employees or agents. Notwithstanding any resignation or removal of the Trustee, or discharge of this indenture, such indemnity shall continue in respect of all actions taken by the Trustee pursuant to this indenture prior to any such resignation, removal or discharge.

ARTICLE XII
SUPPLEMENTAL INDENTURES

Section 12.01 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of its Directors, the Company may, and they shall, when required by this indenture, execute, acknowledge and deliver, by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Company herein contained for the protection of the holders of the Debentures and/or providing for events of default in addition to those set out in Section 6.01;

(b) making such provision not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which, in the opinion of the Trustee, it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications will not be materially prejudicial to the interests of the Debenture holders;

(c) evidencing the succession, or successive successions, of other corporations to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this indenture;

(d) giving effect to any Extraordinary Resolution passed as provided in Article IX; and

(e) for any other purpose not inconsistent with the terms of this indenture, provided that the Trustee shall be of the opinion that such purpose shall not be materially prejudicial to the rights of the Debenture holders.

The Trustee may also, without the consent or concurrence of the Debenture holders, by supplemental indenture or otherwise, concur with the Company in making any changes or corrections in this indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Debenture holders are not materially prejudiced thereby.

ARTICLE XIII
EXECUTION AND FORMAL DATE

Section 13.01 Execution

This indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

Section 13.02 Formal Date

This indenture may be referred to as bearing the formal date of August 9, 2000 irrespective of the actual date of execution hereof.

Section 13.03 Language of Indenture

The parties hereto have requested that this indenture and all contracts, documents or notices relating thereto be drafted in the English language; les parties à cet acte ont exigé que cet acte et tout contrat, document ou avis y afférent soit rédigé en langue anglaise.

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

GREAT-WEST LIFECO INC.

By: ___________________________________
Authorized Officer

MONTREAL TRUST COMPANY OF CANADA

By: ___________________________________
Authorized Officer

SCHEDULE "A"

Form of Debenture

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, since the registered holder hereof, CDS & Co., has an interest herein

$200,000,000

CUSIP 39138C AA 4

GREAT-WEST LIFECO INC.

6.75% DEBENTURE DUE AUGUST 10, 2015

FOR VALUE RECEIVED, GREAT-WEST LIFECO INC. (the "Company") hereby promises to pay to the registered holder hereof on August 10, 2015, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of two hundred million dollars ($200,000,000) in lawful money of Canada, on presentation and surrender of this Debenture at the principal offices of Montreal Trust Company of Canada (the "Trustee") in the City of Winnipeg, Manitoba, and in the meantime to pay interest on the said principal sum during the period from and including August 9, 2000, or from and including the last Interest Payment Date (as defined in the Indenture) to which interest shall have been paid or made available for payment on this Debenture, whichever is later, to but excluding the date on which the Debentures are repaid:

(a) during the Initial Term (as defined in the Indenture), at the rate of 6.75% per annum calculated and payable semi-annually in arrears in equal installments on the relevant Interest Payment Date; and

(b) during the Quarterly Interest Rate Term (as defined in the Indenture), at the 90-day Bankers' Acceptance Rate (as defined in the Indenture) plus 1.00% calculated on the basis of the actual number of days elapsed in the applicable Quarterly Interest Period (as defined in the Indenture), divided by 365 or 366 in a leap year, as the case may be, and payable quarterly in arrears on the relevant Interest Payment Date;

and, in the case of default, to pay interest on the amount overdue at the same rate of interest per annum as is applicable to the Debentures on the date of such default calculated and payable semi-annually or quarterly, as the case may be, in arrears on the relevant Interest Payment Dates. Interest hereon shall be payable (except at maturity or redemption when interest hereon will be

paid on surrender hereof) by cheque mailed to the registered holder hereof or by electronic funds transfer to an account designated in writing to the Company and the Trustee by the registered holder hereof or by such other means as may be approved by the Trustee or as may become customary for the payment of interest on indebtedness of companies similar to the Debentures, and, subject to the provisions of the Indenture, the mailing of such cheque or the making of such other payment shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby plus the amount of any tax which the Company is required to and does withhold therefrom.

This Debenture is issued pursuant to a trust indenture dated as of August 9, 2000 (the "Indenture") between the Company and Montreal Trust Company of Canada as trustee, and is a direct, unsecured obligation of the Company. As provided in the Indenture, payment of all amounts owing hereunder, in the event of the insolvency or winding-up of the Company, will rank at least *pari passu* with all other direct, unsecured and unsubordinated indebtedness of the Company from time to time issued and outstanding without any preference among such direct, unsecured and unsubordinated indebtedness.

The Company may, at its option, redeem the Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder (i) if the Debentures are redeemed prior to August 10, 2010, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price (as defined in the Indenture) and the principal amount thereof, together in each case with accrued and unpaid interest to the date fixed for redemption, or (ii) if the Debentures are redeemed on or after August 10, 2010, all but not less than all of the Debentures on any Interest Payment Date at a price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, all as more fully provided in the Indenture.

The Company may purchase Debentures in the market or by tender to all the holders of the Debentures or by private contract at any price, all as set out in the Indenture.

The Indenture provides, among other things, for: (a) the exchange of this Debenture at the option of the holder for other Debentures in any other authorized denominations in the same aggregate principal amount; (b) in case of an Event of Default (as defined in the Indenture) the principal of and interest on all Debentures then outstanding and all other moneys outstanding under the Indenture with respect to the Debentures becoming due and payable in certain circumstances; and (c) making binding upon all Debenture holders resolutions passed at meetings of holders of Debentures issued thereunder and instruments in writing signed by the holders of a specified percentage of the outstanding principal amount of Debentures.

Reference is made to the Indenture for further particulars of the rights of the holders of the Debentures and of the Company and of the Trustee in respect thereof, to the same effect as if all provisions of the Indenture were set forth herein, to all of which provisions the holder of this Debenture by acceptance hereof assents. To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter prevails.

This Debenture may be transferred upon compliance with the conditions set out in the Indenture at the principal office of the Trustee in the City of Winnipeg, Manitoba, by the registered holder or such holder's executors, administrators or other legal representatives or such holder's attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe and with all other conditions prescribed by law and, except in the case where a new Debenture is issued upon such transfer, the transfer shall have been noted on this Debenture by the Trustee.

The Indenture and this Debenture shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

This Debenture shall not become obligatory for any purpose until certified by or on behalf of the Trustee.

IN WITNESS WHEREOF the Company has caused this Debenture to be signed by its duly authorized officers as of August _____, 2000.

GREAT-WEST LIFECO INC.

By: ______________________________
Co-President and Chief Executive Officer

By: ______________________________
Vice-President, Counsel and Secretary, Canada

TRUSTEE'S CERTIFICATE

This is one of the 6.75% Debentures due August 10, 2015 issued under the Indenture within mentioned.

MONTREAL TRUST COMPANY OF CANADA, Trustee

By: ______________________________
Authorized Signature

NO WRITING HEREON EXCEPT BY THE REGISTRAR

REGISTRATION PANEL

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF REGISTRAR

(Form of Transfer)

FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto ____________ ________________________________

the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing ____ ________________

attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated: ________________________________

Signature guaranteed by:

____ ____
Signature

____

____
Address

The signature must be guaranteed by a Schedule A major Canadian chartered bank, trust company or a member of an acceptable Medallion Guarantee Program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

Exemption # 82-34728

Dated as of the 23rd day of November, 2001

GREAT-WEST LIFECO INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST INDENTURE

Blake, Cassels & Graydon LLP
Toronto

11226621.9

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THIS INDENTURE made as of the 23rd day of November, 2001.

BETWEEN:

GREAT-WEST LIFECO INC., a company governed by the *Canada Business Corporations Act* (hereinafter called the "Company")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office in the City of Winnipeg in the Province of Manitoba (hereinafter called the "Trustee")

WITNESSES THAT:

WHEREAS the Company deems it desirable to borrow money for its corporate purposes and with a view to so doing wishes to create and issue the Debentures (as hereinafter defined) pursuant to this indenture;

AND WHEREAS all necessary resolutions of the Directors of the Company have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder and this indenture and the execution thereof legal, valid and effective;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE IT IS HEREBY COVENANTED, AGREED AND DECLARED as follows:

ARTICLE I
INTERPRETATION

Section 1.01 Definitions

In this indenture and in the Debentures unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following expressions shall have the meanings assigned below, namely:

(1) "this indenture", "this Trust Indenture", "hereto", "herein", "hereby", "hereunder", "hereof", and similar expressions refer to this instrument and not to any particular Article, Section, clause, subdivision or other portion hereof, and include any and every instrument supplemental or ancillary hereto or required to implement this instrument;

(2) "Book-Entry System" means the record entry security transfer and pledge system known as at the date hereof by the name "Depository Service", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS in force from time to time and any successor system thereof;

(3) "business day" means any day other than a Saturday or Sunday on which banks generally are open for business in Toronto, Ontario and Winnipeg, Manitoba;

(4) "CBCA" means the *Canada Business Corporations Act* (Canada) and any Act that may be substituted therefor, as the same may be from time to time amended; and reference to a particular section of the CBCA includes reference to a section of similar effect in any such substituted or amended Act;

(5) "CDS" means The Canadian Depository for Securities Limited and its successors approved by the Company and Trustee;

(6) "Company" means Great-West Lifeco Inc. and every successor corporation to or of the Company which shall have complied with Article VIII;

(7) "Canada Yield Price" for any Debenture means a price that is equal to the price which, if the Debentures were to be issued at such price on the Redemption Date, would provide a yield thereon from the Redemption Date to November 24, 2031 equal to the Government of Canada Yield plus 34 basis points, compounded semi-annually and calculated on the day that is three business days prior to the Redemption Date;

(8) "Certificate of the Company" means a written certificate of the Company signed in the name of the Company by any one of its senior officers and may consist of one or more instruments so executed, and "Written Order of the Company" shall mean a written order of the Company signed by such Person;

(9) "Certified Resolution" means a copy of a resolution of the Board of Directors certified by the corporate secretary or an assistant secretary of the Company to have been duly passed and to be in full force and effect on the date of such certification;

(10) "Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Company and acceptable to the Trustee, acting reasonably;

(11) "Debenture holders" or "holders" means the Persons for the time being entered in the registers as holders of Debentures;

(12) "Debenture holders' Request" means an instrument or instrument in writing signed in one or more counterparts by the holder or holders of not less than 25% in principal amount of the Debentures then outstanding, requesting the Trustee to take some action or proceeding specified therein;

(13) "Debentures" means the Debentures of the Company issued and certified or to be issued and certified hereunder from time to time and for the time being outstanding;

(14) "Director" means a director of the Company for the time being and "Directors" or "Board of Directors" means the Board of Directors of the Company or, whenever duly empowered, the executive committee of the Board of Directors of the Company, for the time being, and reference to action by the Directors means action by the Directors of the Company as a board or action by the said executive committee as a committee;

(15) "Events of Default" has the meaning ascribed thereto in Section 6.01 and "Event of Default" means any one of them;

(16) "Extraordinary Resolution" means a resolution passed by the affirmative vote of the holders of not less than $66^{2/3}$% of the principal amount of the Debentures represented and voted at a meeting of holders of Debentures which shall have been duly called and held in accordance with the provisions hereof, or contained in any instrument or instruments in writing signed in one or more counterparts by the holders of not less than $66^{2/3}$% of the principal amount of the Debentures then outstanding;

(17) "Funded Obligations" means any Indebtedness which is not payable on demand and which by its terms matures, or is renewable at the option of the debtor to a date, more than 18 months after the date such Indebtedness was created, assumed, guaranteed or last renewed;

(18) "Government of Canada Yield" on any date means the average of the mid-market yields to maturity, determined by the Investment Dealers at 10:00 a.m. (Toronto time) on the date that is three business days prior to the Redemption Date, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such date in Canadian dollars in Canada, and with a term to maturity equal to the remaining term to November 24, 2031;

(19) "Indebtedness" means any indebtedness of any Person for borrowed money other than money borrowed from the Company or a subsidiary of the Company;

(20) "Interest Payment Date" means the 24th day of each of May and November (or if such day is not a business day, on the next business day thereafter), with the first Interest Payment Date being May 24, 2002 and the last such Interest Payment Date being the Maturity Date;

(21) "Investment Dealers" means two investment dealers selected by the Trustee from a list of investment dealers provided by the Company and approved by the Company, who are independent of the Company and are members of the Investment Dealers Association of Canada (or if the Investment Dealers Association of Canada shall cease to exist, such other independent investment dealers as the Trustee may select, with the approval of the Company), which investment dealers shall be retained by and at the cost of the Company to determine the Canada Yield Price as provided in subsection 1.01(7) hereof and the Government of Canada Yield as provided in subsection 1.01(18) hereof;

(22) "Material Subsidiary" means any one of The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, GWL&A Financial Inc., London Insurance Group Inc. and London Life Insurance Company, and "Material Subsidiaries" shall mean two or more of such companies;

(23) "Maturity Date" for any Debenture means November 24, 2031;

(24) "Obligations" means, with respect to any Person, all items which in accordance with Canadian generally accepted accounting principles would be included as liabilities on the liability side of the balance sheet of such Person as of the date at which Obligations are to be determined, and all contingent liabilities of such Person in respect of any of the foregoing.

(25) "Permitted Encumbrances" means any of the following:

(a) any purchase money Security Interest (including by way of capital lease) granted by the Company;

(b) any Security Interest on a property or asset acquired by the Company that secures the Obligation of a Person (whether or not such Obligation is assumed by the acquiring Person) which Security Interest exists at the time such property or asset is acquired and which was not incurred in contemplation of such property or asset being acquired;

(c) any Security Interest for taxes, government charges and business related liens in respect of the Company;

(d) any Security Interest on any of the Company's assets (other than on the common shares of any Material Subsidiary) granted, assumed or suffered to exist in the ordinary course of business and for the purpose of carrying on the same in favour of any bank or other lender to secure any Indebtedness of the Company other than Funded Obligations; and

(e) any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Security Interest referred to in the foregoing provided the extension, renewal, alteration, substitution or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest and the principal amount of the Obligation secured thereby is not increased.

(26) "Participant" means a broker, dealer, bank or other financial institution or other Person for whom CDS effects book-entry transfers under the Book-Entry System;

(27) "Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a limited partnership, a trust, an unincorporated organization, the government of a country or any political sub-division thereof or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity, however designated or constituted;

(28) "Redemption Date" has the meaning ascribed thereto in Section 3.04;

(29) "Redemption Price" has the meaning ascribed thereto in Section 3.01;

(30) "Security Interest" means any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assets that secures payment of any Indebtedness or Obligation;

(31) "Successor Person" has the meaning ascribed thereto in Section 8.01;

(32) "Trust and Loan Companies Act" means the *Trust and Loan Companies Act* (Canada) and any Act that may be substituted therefor, as the same may be from time to time amended; and

(33) "Trustee" means Computershare Trust Company of Canada and includes any successor to or of Computershare Trust Company of Canada for the time being as trustee hereunder.

Section 1.02 Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and words importing individuals shall include firms and corporations and vice versa.

Section 1.03 Meaning of "Outstanding"

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or until moneys for the payment thereof shall be set aside under Article VII, provided that:

(a) where a new Debenture has been issued in substitution for a Debenture which has been lost, stolen, mutilated, defaced or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(b) for the purpose of any provisions of this indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this indenture, Debentures owned directly or indirectly, legally or equitably by the Company shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith to the Company shall not be so disregarded if the pledgor shall establish to the satisfaction of the Trustee the pledgor's right to vote such Debentures in his discretion free from the control of the Company.

Section 1.04 Headings, Etc.

The division of this indenture into Articles and Sections, the provision of an index and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.05 Applicable Law

This indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

ARTICLE II
DEBENTURES

Section 2.01 Issuance of Debentures

(1) The aggregate principal amount of Debentures which may be authorized hereunder is limited to Two Hundred Million Dollars ($200,000,000) in lawful money of Canada and upon receipt by the Trustee of the following:

(a) a Certified Resolution authorizing the issue and delivery of up to $200,000,000 aggregate principal amount of the Debentures;

(b) a Certificate of the Company to the effect that, so far as is known to the Persons signing the same, it is not in default in the performance of any of its covenants herein contained and that it has complied with all the requirements of the CBCA and of this indenture in connection with the issue of the Debentures;

(c) a Written Order of the Company for the certification and delivery of the Debentures; and

(d) an opinion of Counsel that all requirements imposed by this indenture or by law in connection with the proposed issue of Debentures have been complied with;

the Debentures, in definitive or interim form, to such aggregate principal amount, may forthwith and from time to time be executed by the Company and certified by or on behalf of the Trustee and delivered by it to or upon the Written Order of the Company, without the Trustee receiving any consideration therefor.

Section 2.02 Intentionally Omitted

Section 2.03 Form and Terms of Debentures

(1) The Debentures authorized to be issued hereunder shall be designated "6.74% Debentures due November 24, 2031".

(2) The Debentures shall bear interest from and including November 23, 2001 or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later, to but excluding the date on which the Debentures are repaid at the rate of 6.74% per annum calculated and payable semi-annually in arrears in equal installments on the relevant Interest Payment Date.

(3) The Debentures shall be direct, unsecured obligations of the Company.

(4) The Debentures shall not be redeemed or purchased by the Company prior to their Maturity Date except as provided in Articles III and IV hereof.

(5) Subject to Section 2.09, the Debentures shall be issuable in fully registered form only in minimum denominations of $1,000 and in integral multiples thereof; shall be in the

English language; shall be in a form approved by the Trustee and the Company but substantially in the form set out in Schedule "A" and shall bear such legends and such distinguishing letters and numbers as the Trustee shall approve.

(6) Payment of all amounts owing in respect of the Debentures or otherwise provided for hereunder shall be made in lawful money of Canada.

Section 2.04 Signing of Debentures

The Debentures may but need not be under the seal of the Company, or a reproduction thereof (which shall be deemed to be the seal of the Company), and the Debentures shall be signed (either manually or by facsimile signature) by either of the Co-Presidents and Chief Executive Officers or the Vice-President, Finance, Canada. A facsimile signature upon any of the Debentures shall for all purposes of this indenture be deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced and notwithstanding that any such Person whose signature, either manual or in facsimile, may appear on the Debentures does not at the date of this indenture or at the date of the Debentures or at the date of the certifying and delivery thereof, hold office such Debentures shall be valid and binding upon the Company and shall be entitled to the benefits of this indenture.

Section 2.05 Certification

(1) No Debenture shall be issued or, if issued, shall be obligatory, or shall entitle the holder to the benefits of this indenture, until it has been certified by or on behalf of the Trustee in the form set out in Schedule "A" hereto or in some other form approved by the Trustee. Such certification by the Trustee upon any Debenture shall be conclusive evidence as against the Company that the Debenture so certified has been duly issued hereunder and is a valid obligation of the Company and that the holder is entitled to the benefit hereof.

(2) The certification of the Trustee on any Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this indenture or of the Debentures or their issuance and the Trustee shall in no respect be liable or answerable for the use made of such Debentures or any of them or the proceeds thereof. The certification of the Trustee shall however be a representation and warranty by the Trustee that said Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this indenture.

Section 2.06 Interim Debentures or Certificates

Pending the delivery of definitive Debentures to the Trustee, the Company may issue and the Trustee certify in lieu thereof interim Debentures, in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures when the same are ready for delivery; or the Company may execute and the Trustee certify a temporary Debenture for the whole principal amount of Debentures then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Company and the

Trustee may approve, entitling the holders thereof to definitive Debentures when the same are ready for delivery. When so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this indenture equally with all other Debentures duly issued and to be issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the said interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debenture holders and entitled to the benefit of this indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Company shall have executed and delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debenture, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Company or the Trustee to the holders of such interim Debentures or certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

Section 2.07 Payment of Principal and Interest

(1) The principal of the Debentures will be paid on the Maturity Date or such earlier date as the principal amount may become due in accordance with the provisions hereof upon presentation and surrender of the Debentures at the place at which a register of holders is maintained pursuant to Section 2.10.

(2) Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures, shall bear interest from and including November 23, 2001 or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later.

(3) As interest becomes due on each Debenture (except at maturity or redemption when interest will be paid upon surrender of such Debenture) the Company, either directly or through the Trustee, shall: (a) not less than three days prior to the date for payment thereof, send by prepaid ordinary mail, a cheque for such interest (less any tax required by law to be withheld therefrom) negotiable at any branch in Canada of such Canadian chartered bank as may be designated by the Company and payable to the order of the then holder of such Debenture and addressed to him at his last address appearing on the register, unless such holder otherwise directs, or (b) effect payment of interest by electronic funds transfer to an account designated in writing to the Company and Trustee by the holder of such Debenture or by such other means as may be approved by the Trustee or as may become customary for the payment of interest on indebtedness of companies similar to the Debentures. In the case of joint holders of Debentures the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and if more than one address appears on the register in respect of such joint holding the cheque shall be mailed to the first address so appearing. The mailing of such cheque or making of such other payment shall, to the extent of the sum represented thereby plus the amount of tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless such cheque is not paid on presentment at any such branch. In the event of non-receipt of any cheque for interest by the Person to whom it is so sent as aforesaid, the

Company will issue to such Person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as the Company and the Trustee shall reasonably require and upon being indemnified to their satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption of mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as if payment had been made in the manner provided above.

(4) Interest shall be computed on the basis of a year of 365 or 366 days, as applicable. The Company shall provide to the Trustee its interest calculation in respect of each Interest Payment Date.

(5) If the date for payment of any amount of principal or interest in respect of the Debentures is not a business day, then the holder thereof shall not be entitled to payment of the amount due until the next following business day nor to any further interest or other payment in respect of such delay.

Section 2.08 Debentures to Rank *Pari Passu*

All Debentures are direct, unsecured obligations of the Company which, in the case of the insolvency or winding-up of the Company, will rank at least *pari passu* with all other direct, unsecured and unsubordinated indebtedness of the Company from time to time issued and outstanding without any preference among such direct, unsecured and unsubordinated indebtedness.

Section 2.09 Book-Entry System

(1) Notwithstanding any other provision of this indenture, the Company may elect to have the Debentures issued hereunder represented in the form of a typewritten, English language, fully registered global Debenture held by, or on behalf of, CDS as depository of the global Debenture (for its Participants) and registered on the register maintained by the Trustee pursuant to Section 2.10 in the name of CDS or its nominee, and it is expressly acknowledged that any such registrations of ownership and transfers of such Debenture, or interests of Participants therein, will be made by CDS only through the Book-Entry System. Subject to this Section 2.09, the rights of the holder of any beneficial interest in the Debentures represented by a global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Debenture) shall be limited to those established by any agreement (including a letter of representations of the Company to CDS) between the Company and CDS, by applicable law and agreements between CDS and its Participants and between such Participants and the holder of such beneficial interest. Accordingly, except as provided herein, neither the Company nor the Trustee shall be under any obligation to deliver, nor shall the holder of such interest have any right to require the delivery of, a certificate evidencing a Debenture to the holder of the interest in such Debenture, and the responsibility and liability of the Company in respect of notices or payments on the Debentures will be limited to giving notice or making payment of any principal, redemption price, if any, and interest due on the Debentures to CDS or its nominee. The Company and the Trustee hereby further acknowledge and agree that neither

the Company nor the Trustee shall have any liability or responsibility for (i) records maintained by CDS relating to beneficial ownership interests in the Debentures held by CDS or the book-entry accounts maintained by CDS, or (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to CDS and contained herein with respect to the rules and regulations of CDS or any action to be taken by CDS or at the direction of the Participants. In the event of any conflict between this indenture and any such agreement between the Company and CDS, the terms of any such agreement shall prevail provided however that after the occurrence of an Event of Default or a breach of any of the covenants of the Company provided for in this indenture which breach shall have continued unremedied for a period of sixty days after the Company has received notice of such breach, unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period and, in such event, within the period agreed to by the Trustee, holders of the Debentures may at any time determine (which determination shall, for greater certainty, not require an Extraordinary Resolution) that the continuation of the holding of the Debentures by a Book-Entry only global certificate is no longer in the best interests of such holders. Upon any such determination, or if required to do so by law, or if the Book-Entry System ceases to exist, or if the Company determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and the Company is unable to locate a qualified successor, or if the Company at its option elects to terminate the record entry system for any reason,

(a) the Trustee shall notify CDS and shall request CDS to notify the Participants of the availability of definitive fully registered certificates;

(b) the Trustee shall request CDS to deliver the global certificate to the Trustee and the Trustee shall thereupon reduce the holdings of CDS on the register maintained hereunder to nil in respect of the Debenture represented by the global certificate;

(c) the Company shall issue or cause to be issued in accordance with and subject to the provisions of this indenture in exchange for the global certificate Debentures in definitive form in an aggregate amount equal to the amount of the global certificate registered in the names of the Participants as advised by CDS in accordance with their proportionate interest in the global Debenture as recorded in the records maintained by CDS as at the date of the issue of the Debentures in definitive form; and

(d) after such replacement of the global certificate by definitive Debentures, all payments in respect of the Debentures in definitive form shall be made to the registered holders thereof in accordance with the terms and conditions of the Debentures in definitive form and the provisions of this indenture and in all other respects such registered holders shall be the holders thereof for all purposes hereunder.

All expenses of the Trustee and CDS relating to the foregoing shall be paid by the Company.

(2) Any notice required or permitted to be given to Debenture holders while the Debentures are represented by a global Debenture held by, or on behalf of, CDS or its nominee as part of the Book-Entry System, shall be provided to CDS.

Section 2.10 Register of Debentures

(1) The Company shall cause to be kept by and at the principal offices of the Trustee in the City of Calgary, Alberta, a register of holders in which shall be entered the names and addresses of the holders of the Debentures and particulars of the Debentures held by them, respectively, and a register of transfers in which shall be entered all transfers of Debentures.

(2) No transfer of a Debenture registered on the register maintained by the Trustee in accordance with this Section 2.10 shall be valid unless made on the aforesaid registers of transfers by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe and with all other conditions prescribed by law, nor, except in the case where a new Debenture is issued upon such transfer, unless the transfer shall have been noted on the Debenture by the Trustee.

Section 2.11 Transferee Entitled to Registration

The transferee of a Debenture registered on the register maintained by the Trustee in accordance with Section 2.10 shall, after the appropriate form of transfer is lodged with the Trustee and upon compliance with all other conditions in that behalf required by this indenture or by law, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous holder of such Debenture, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

Section 2.12 No Notice of Trusts

Subject to Section 2.09, neither the Company nor the Trustee shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied or constructive, in respect of any Debenture or otherwise), by the registered holder or any Person whom the Company or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Debenture and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

Section 2.13 Registers Open for Inspection

The register provided for in Section 2.10 shall at all reasonable times be open for inspection by the Company, the Trustee or any Debenture holder. The Trustee shall from time to time when requested to do so furnish the Company with a list of names and addresses of holders of registered Debentures entered on the register kept by it showing the principal amount and serial numbers of the Debentures held by each such holder.

Section 2.14 Restriction on Exchanges and Transfers

Neither the Company nor the Trustee shall be required to make transfers or exchanges of Debentures on any Interest Payment Date for the Debentures or during the 15 preceding business days or in the case of a Debenture to be redeemed in whole or in part, during the 15 business days prior to a notice of redemption required to be given in accordance with Article III.

Section 2.15 Ownership of Debentures

Unless otherwise required by law or as set out in Section 2.09, the Person in whose name any Debenture is registered on the register maintained by the Trustee pursuant to Section 2.10 shall for all the purposes of this indenture be and be deemed to be the owner thereof and payment of or on account of the principal, Redemption Price, if any, and interest on such Debenture shall be made only to or upon the order in writing of such registered holder.

Section 2.16 Payment Free from Equities

The registered holder for the time being of any Debenture shall be entitled to the principal, Redemption Price, if any, and/or interest evidenced by such instrument free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction and all Persons may act accordingly and the receipt of any such registered holder for any such principal or interest shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any such registered holder save as aforesaid.

Section 2.17 Evidence of Ownership

The Company and the Trustee may treat the registered holder of any Debenture as the owner thereof without actual production of such Debenture for the purposes specified above.

Section 2.18 Mutilation, Loss, Theft or Destruction of Debentures

In case any of the Debentures issued and certified hereunder shall become mutilated, defaced or be lost, stolen or destroyed, the Company shall, subject to the provisions of this Section, issue, and thereupon the Trustee shall certify and deliver, a new Debenture of like date and tenor as the one mutilated, defaced, lost, stolen or destroyed upon surrender and cancellation of the mutilated or defaced Debenture or in lieu of and in substitution for a lost, stolen or destroyed Debenture and the new Debenture shall be in a form approved by the Trustee and shall be entitled to the benefit of this indenture equally with all other Debentures to be issued hereunder without preference or priority one over another. In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Company and to the Trustee such evidence of loss, theft or destruction as shall be satisfactory to them in their discretion (and for such purpose an affidavit of loss shall be sufficient evidence) and may also be required to furnish an indemnity in an amount and form satisfactory to them in their reasonable discretion. The applicant for a new Debenture shall pay all expenses incidental to the issuance of such substituted Debenture.

Section 2.19 Exchanges of Debentures

(1) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination or denominations and in the same aggregate principal amount.

(2) Debentures may only be exchanged at the principal office of the Trustee in the City of Calgary, Alberta or in the City of Toronto, Ontario. Any Debentures tendered for exchange shall be surrendered to the Trustee. All Debentures surrendered for exchange shall be cancelled. The Company shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid.

(3) In every case of exchange of Debentures of any denomination for other Debentures and for any transfer of Debentures, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp tax or other governmental charge required to be paid and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto. In addition, the Trustee may charge a reasonable charge for its services for each Debenture exchanged or transferred and a reasonable charge for every exchange or transfer, and payment of the said charges shall be made by the Debenture holder requesting such exchange or transfer immediately upon request therefor.

ARTICLE III
REDEMPTION

Section 3.01 Optional Redemption

The Company may, at its option, redeem the Debentures in whole at any time or in part from time to time at a redemption price equal to the greater of the Canada Yield Price and the principal amount thereof together in each case with accrued and unpaid interest to the date fixed for redemption; such redemption price together with such accrued and unpaid interest constituting a "Redemption Price".

Section 3.02 Places of Payments

The Redemption Price of Debentures called for redemption under any provision hereof shall be payable upon presentment and surrender thereof at any of the places where the principal of such Debentures is expressed to be payable and at such other places, if any, as may be specified in the notice of redemption.

Section 3.03 Partial Redemption

(1) Subject to Section 3.01, any part, being an integral multiple of $1,000, of a Debenture, may be called for redemption as hereinafter provided and all references in this indenture to redemption shall be deemed to include redemption of any such part.

(2) In case less than all the Debentures are to be redeemed, the Company shall in each such case, at least 15 business days before the date upon which the notice of redemption is to be given, notify the Trustee in writing of its intention to redeem Debentures and of the aggregate principal amount of Debentures so to be redeemed. The Debentures so to be redeemed shall be selected by the Trustee on a *pro rata* basis (to the nearest multiple of $1,000) in accordance with the principal amount of Debentures registered in the name of each holder or in such other manner as it shall deem equitable. For this purpose, the Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debentures may be so selected and regulations so made shall be valid and binding upon all holders notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to redemption in part only.

(3) The holder of any Debenture of which part only is called for redemption shall, upon presentation of such Debenture and upon receiving the monies payable by reason of such redemption, surrender the said Debenture at the place at which a register of holders is maintained pursuant to Section 2.10 and the Trustee shall cancel the same and without charge forthwith certify and deliver to the said holder a new Debenture of the same aggregate principal amount equal to the unredeemed part of the principal amount of the Debenture so surrendered. In the event that any Debenture of which part only is called for redemption is surrendered in accordance with the foregoing, the Trustee shall provide the holder with a receipt evidencing surrender of such Debenture.

Section 3.04 Notice of Redemption

The Company shall give notice of redemption to the registered holders of the Debentures and to the Trustee not more than 60 nor less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Article X. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the formula by which the Redemption Price shall be determined and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

Section 3.05 Payment of Redemption Price

Upon notice being given in accordance with Section 3.04, the principal amount of the Debentures so called for redemption shall be and become due and payable at the Redemption Price, on the Redemption Date and with the same effect as if it were the date of maturity specified in such Debentures, anything therein and herein to the contrary notwithstanding and, from and after such Redemption Date, interest upon the principal amounts so becoming due and payable shall cease unless payment of the Redemption Price shall not be made on presentment for surrender of such Debenture at the place specified in Section 3.02 on or after the Redemption Date and prior to the setting aside of the Redemption Price pursuant to Article VII.

Section 3.06 Cancellation of Retired Debentures

All Debentures redeemed under the provisions of this Article III shall be forthwith delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor.

ARTICLE IV
OPTIONAL PURCHASE OF DEBENTURES

Section 4.01 Purchase of Debentures

Subject to applicable law, the Company may purchase Debentures in the open market or by tender to all holders of Debentures or by private contract at any price. All Debentures purchased by the Company under the provisions of this Article IV shall be delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor.

ARTICLE V
COVENANTS OF THE COMPANY

The Company hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debenture holders as follows:

Section 5.01 To Pay Principal and Interest

That the Company will duly and punctually pay or cause to be paid to every Debenture holder or, in accordance with Section 7.02 hereof, to the Trustee on behalf of each Debenture holder referred to in Section 7.02, the principal of and interest accrued on (including, in case of default, interest on all amounts overdue at the rate specified) the Debentures of which he is the holder on the dates, at the places, in the moneys, and in the manner mentioned herein and in the Debentures.

Section 5.02 To Preserve Status

That, subject to the express provisions hereof, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights.

Section 5.03 To Carry on Business

That, except as herein otherwise expressly provided, the Company will itself or through subsidiaries carry on and conduct its business in a proper, efficient and businesslike manner and in accordance with good business practice.

Section 5.04 Books and Records

That the Company shall keep proper books of account in accordance with generally accepted accounting principles applicable to it as the holding corporation of insurance companies.

Section 5.05 Observe and Perform Covenants

That the Company will not do or omit to do any act which could, with the passage of time, the giving of notice or otherwise, create an Event of Default.

Section 5.06 To Pay Trustee's Remuneration

That the Company will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee in and about the administration and execution of the trusts hereby created (including reasonable compensation and disbursements of its counsel and other advisors and assistants not regularly in its employ) and such moneys, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to the payment of any principal of or interest on any of the Debentures. The said remuneration shall

continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this indenture shall be in course of administration by or under the direction of the court.

Section 5.07 Not to Extend Time for Payment of Interest or Principal

That, in order to prevent any accumulation after maturity of interest or of unpaid Debentures, the Company will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures or of any principal payable in respect of any Debentures and that it will not directly or indirectly be or become a party to or approve any such arrangement by funding any payment of any interest upon said Debentures or any principal thereof or in any other manner; and that the Company shall and will deliver to the Trustee all Debentures when paid as evidence of such payment. In case the time for the payment of any such interest or principal shall be so extended, whether or not such extension be by or with the consent of the Company, notwithstanding anything herein or in the Debentures contained, such interest and/or principal shall not be entitled in case of default hereunder to the benefit of this indenture except the principal of all the Debentures and of all interest on such Debentures the payment of which has not been so extended.

Section 5.08 Trustee May Perform Covenants

That if the Company shall fail to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 6.03) need not, notify the Debenture holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purpose, but shall be under no obligation so to do; and all sums so expended or advanced shall be repayable by the Company in the manner provided in Section 5.06, but no such performance, expenditure or disbursement by the Trustee shall be deemed to relieve the Company of any default hereunder of its continuing obligations and the covenants contained herein.

Section 5.09 Trustee Appointed Attorney

The Company hereby irrevocably appoints the Trustee to be the attorney of the Company in the name and on behalf of the Company to execute and do any deeds, transfers, conveyances, assignments, assurances and things which the Company ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Trust Indenture.

Section 5.10 Negative Pledge

So long as any of the Debentures are outstanding, the Company will not create, assume or suffer to exist any Security Interest on any of its assets to secure any Obligation unless at the same time the Company shall secure or cause to be secured equally and rateably therewith all the Debentures then outstanding, provided that this will not apply to or operate to prevent Permitted Encumbrances.

ARTICLE VI
DEFAULTS AND ENFORCEMENT

Section 6.01 Events of Default

The following events are herein sometimes referred to as "Events of Default":

(a) the Company's failure to pay any principal of or premium on the Debentures when due and the continuance of such default for a period of five days;

(b) the Company's failure to pay any interest on the Debentures when due and the continuance of such default for a period of 30 days;

(c) the Company's failure to perform or observe any other covenant or agreement of the Company under this indenture, any supplemental indenture hereto or the Debentures and the continuance of such default for a period of 60 days after written notice thereof to the Company by the Trustee;

(d) the failure by the Company or any Material Subsidiary, whether as primary obligor or guarantor, to pay any principal, premium or interest when due and payable on any Indebtedness beyond any applicable grace period, the outstanding principal amount of which Indebtedness exceeds $50 million in the aggregate; or

(e) the Company or any Material Subsidiary becoming insolvent, bankrupt, or an order for the winding-up or liquidation of the Company or any Material Subsidiary being made by a court of competent jurisdiction or any such court issuing an order of sequestration or process of execution against, or against all the property of, the Company or any Material Subsidiary or the appointment of a receiver of the Company or any Material Subsidiary or all of their respective property or the ordering of the winding-up or liquidation of their respective affairs unless the Company or the Material Subsidiary, as the case may be, actively and diligently contests in good faith such decree or order and has such decree or order stayed on or before 60 business days after the issue of such decree or order by court; and

(f) a resolution being passed for the winding-up or liquidation of the Company or any Material Subsidiary except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 8.01 are duly observed and performed or if the Company or any Material Subsidiary institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it, respectively, or consents or does not object within the time limit therefor to the filing of any such petition or to the appointment of a receiver of the Company or any Material Subsidiary, or all of its respective property, or makes a general assignment for the benefit of its respective creditors or admits in writing its inability to pay its debts generally as they became due or takes corporate action in furtherance or any of the aforesaid purposes.

Section 6.02 Notice of Events of Default

(1) If an Event of Default shall occur and be continuing, the Trustee shall, within a reasonable time, but not exceeding 30 days, after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debenture holders in the manner provided in Section 10.02, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Debenture holders' Request, the Trustee shall not be required to give such notice if the Trustee reasonably believes that the withholding of such notice is in the best interest of the Debenture holders and shall have so advised the Company in writing.

(2) When notice of the occurrence of an Event of Default has been given under subsection 6.02(l) and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debenture holders in the manner provided in Section 10.02 within a reasonable time, but not exceeding 30 days, after the Trustee becomes aware that the Event of Default has been cured.

Section 6.03 Acceleration on Default

(1) If an Event of Default shall occur and be continuing, the Trustee may, in its discretion, and shall, upon receipt of a Debenture holders' Request subject to the provisions of Section 6.04, by notice in writing to the Company declare the principal of and interest on all Debentures then outstanding and all other moneys outstanding hereunder with respect to the Debentures to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Company shall forthwith pay to the Trustee for the benefit of the Debenture holders the principal of and accrued and unpaid interest on the Debentures together with interest at the same rate on such principal, interest and other moneys payable hereunder from the date of default until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Company's obligations hereunder with respect to the Debentures and under the Debentures and any moneys so received by the Trustee shall be applied in the manner provided in Section 6.07

(2) Nothing herein shall be deemed to prevent the Trustee or, subject to Section 6.06, the holder of any Debenture from proving claims in any insolvency or winding up proceedings for such amounts in respect of the Debentures as they may be permitted to claim under the laws applicable to such insolvency or winding up proceedings or from receiving payment of any such amounts.

Section 6.04 Waiver of Default

Upon the happening of any Event of Default:

(a) subject to Section 9.11 hereof, the holders of the Debentures then outstanding by instrument in writing signed by the holders of a majority in aggregate principal amount of the outstanding Debentures may by requisition in writing instruct the Trustee to waive such Event of Default and/or to cancel any declaration made by the Trustee pursuant to Section 6.03 hereof, and the Trustee shall thereupon waive

such default and/or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal of and interest on the Debentures then outstanding to be due and payable or to obtain or enforce payment of the same, shall have power to waive any default hereunder if the same shall have been remedied or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as to the Trustee may seem advisable; provided that no act or omission either of the Trustee or of the Debenture holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

Section 6.05 Enforcement by the Trustee

(1) Subject to the provisions of Sections 6.04 and 11.15 and to the provisions of any Extraordinary Resolution that may be passed by the Debenture holders, in case the Company shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.03 hereof, the principal of and interest on the Debentures then outstanding, together with any other amounts due thereunder, the Trustee may in its discretion and shall upon receipt of a Debenture holders' Request and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred and upon receiving such funds as it reasonably considers necessary as security for such indemnity, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal of and interest on all the Debentures then outstanding together with any other amounts due thereunder by such proceedings authorized by this indenture or by law or in equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this indenture or by suit at law or in equity as the Trustee shall deem expedient.

(2) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and

of the holders of the Debentures against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debenture holder.

(3) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interest and the interests of the holders of the Debentures.

(4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee may be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

Section 6.06 Suits by Debenture Holders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder unless (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default or a breach of one of the covenants of the Company provided for in Article V and such breach shall have continued unremedied for a period of 60 days unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period, and, in such event, within the period agreed to by the Trustee; and (b) the holders of Debentures by Extraordinary Resolution or by a Debenture holders' Request to the Trustee have requested the Trustee to take such action (unless such request is subsequently rescinded by instrument in writing signed by the holders of a majority in aggregate principal amount of the outstanding Debentures); and (c) the holders of Debentures or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within 30 days after such notification, request and offer of indemnity. If any holder of a Debenture shall, acting on behalf of himself and all other holders of Debentures, be entitled to institute any action or proceeding in accordance with this Section 6.06, the Company shall, in addition to the other moneys payable hereunder, pay to such holder if such action or proceeding is substantially successful the reasonable costs and expenses incurred in connection therewith.

Section 6.07 Application of Moneys by Trustee

(1) Except as herein otherwise expressly provided, any moneys received by the Trustee from the Company pursuant to the foregoing provisions of this Article, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company shall be applied, together with any other moneys in the hands of the Trustee available for such purposes, as follows:

(a) first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this indenture;

(b) second, but subject to the provisions of Section 7.02 and as hereinafter in this Section 6.07 provided, in payment of the principal of and accrued and unpaid interest then due on the Debentures then outstanding and interest on amounts in default in the priority of principal first and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such Extraordinary Resolution; and

(c) third, in payment of the surplus, if any, of such moneys to the Company or its assigns.

Section 6.08 Distribution of Proceeds

Payments to holders of Debentures pursuant to clause (b) of subsection 6.07(1) shall be made as follows:

(a) at least 10 business days' notice of every such payment shall be given in the manner provided in Section 10.02 specifying the time when and the place or places where the Debentures are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Trustee shall not be required to make any interim payment to Debenture holders unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in clause (a) of subsection 6.07(1), exceed 5% of the principal amount of the Debentures then outstanding.

Section 6.09 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures, is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

Section 6.10 Immunity of Shareholders, Etc.

The Debenture holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company or of any Successor Person for the payment of the principal of or interest on any of the Debentures or on any covenant, agreement, representation or warranty of the Company herein or in the Debentures contained.

Section 6.11 Judgment Against the Company

The Company covenants and agrees with the Trustee that, in case of any judicial or other proceeding to enforce the rights of the Debenture holders, judgment may be rendered against it in favour of the Debenture holders or in favour of the Trustee, as trustee for the Debenture holders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other moneys owing hereunder.

Section 6.12 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or shareholders of the Company or any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company shall be bound in respect hereof.

ARTICLE VII
SATISFACTION AND DISCHARGE

Section 7.01 Cancellation and Destruction

All matured Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this indenture shall be destroyed by the Trustee (in the presence of a representative of the Company if requested in writing by the Company) and the Trustee shall prepare and furnish to the Company a destruction certificate in respect of the Debentures so destroyed.

Section 7.02 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal thereof and/or the interest thereon or represented thereby becomes payable either on the Maturity Date or otherwise, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Company shall be entitled to pay to the Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Debentures or any amount of interest thereon, the Company shall be entitled to direct the Trustee to set aside; or

(c) if the payment was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal moneys and/or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this indenture; and thereupon the principal moneys and/or the interest payable on or represented by each Debenture in respect of which such moneys have been set aside shall be deemed to have been paid and, in the case of the payment of principal at maturity or of the Redemption Price, the Debenture in respect of which payment shall have been deemed to be made shall be deemed to have been cancelled and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 7.03.

Section 7.03 Repayment of Unclaimed Moneys

Subject to any applicable laws, any moneys set aside under Section 7.02 and not claimed by and paid to holders of Debentures as provided in Section 7.02 within six years after the date of such setting aside shall be repaid to the Company by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the holders of the Debentures in respect of which such moneys were so repaid to the Company shall have no rights in respect thereof except to obtain payment of the moneys due thereon from the Company.

Section 7.04 Discharge

Upon proof being given to the reasonable satisfaction of the Trustee of compliance with the following conditions:

(a) that the Company has paid and discharged or provided for the payment and discharge of the entire indebtedness on all Debentures outstanding hereunder in any one or more of the following ways:

(i) by paying or causing to be paid the principal and interest on Debentures outstanding hereunder as and when the same became due and payable;

(ii) by paying to the Trustee, or making provision satisfactory to the Trustee for the payment of, moneys sufficient to pay principal and interest to maturity on Debentures outstanding hereunder; and/or

(iii) by delivering to the Trustee, for cancellation by it, Debentures outstanding hereunder;

(b) that all other moneys (if any) payable hereunder have been paid or satisfied; and

(c) that all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon, the remuneration of the Trustee and any other amount howsoever owing to it hereunder have been paid or provision satisfactory to the Trustee has been made therefor;

the Trustee shall, upon a Written Order of the Company and at the expense of the Company, execute and deliver to the Company such instruments as shall be requisite to evidence the satisfaction of the obligations of the Company under this indenture and to release the Company from its covenants herein contained except those relating to the indemnification of the Trustee. The Company will provide a Written Order to the Trustee requesting release pursuant to this Section which is based upon satisfying the Trustee *inter alia* of compliance with the conditions in Section 7.04(a)(ii).

ARTICLE VIII
SUCCESSOR PERSONS

Section 8.01 Certain Requirements

The Company shall not, so long as any of the Debentures are outstanding, directly or indirectly, enter into any merger, arrangement, reorganization, consolidation, amalgamation, sale, conveyance, disposal, lease or other transaction, either in one transaction or in a series of transactions, and whether at the same time or over a period of time, whereby all or substantially all of its undertaking or assets would become the property of any other Person (any such other Person being herein referred to as a "Successor Person") unless:

(a) the transaction is an amalgamation of the type referred to in subsection 184(1) or (2) of the CBCA and the Company shall have delivered a Certificate of the Company to that effect; or

(b) the transaction is an amalgamation of the Company with one or more other companies pursuant to an amalgamation agreement under the applicable provisions of the CBCA or is another transaction pursuant to which the Successor Person is the Company; and

(i) the Successor Person resulting from such amalgamation is subject to all duties, liabilities and obligations of the Company under this indenture and the Debentures;

(ii) no condition or event shall exist as to the Company or the Successor Person either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of this indenture; and

(iii) the Company shall have delivered a Certificate of the Company and shall either deliver an opinion of Counsel or shall have satisfied the Trustee in each case that the conditions precedent in subparagraphs (b)(i) and (b)(ii) hereof relating to such amalgamation or such other transaction have been fulfilled; or

(c) if the Successor Person is other than the Company,

(i) the Successor Person executes, prior to or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are necessary or advisable to evidence the assumption by the Successor Person of the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of the Successor Person to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this indenture;

(ii) such transaction shall be upon such terms as not to materially prejudice any of the rights and powers of the Trustee or of the Debenture holders hereunder;

(iii) no condition or event exists as to the Company or the Successor Person either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of this indenture; and

(iv) the Company shall (A) have delivered to the Trustee a Certificate of the Company stating that such arrangement, reorganization, consolidation, merger, amalgamation, sale, conveyance or disposal or other transaction and such supplemental indenture, if any, comply with this paragraph (c) and that all conditions precedent herein provided for relating to such transaction have been fulfilled and (B) have satisfied the Trustee or have delivered an opinion of Counsel to the effect that all such conditions have been fulfilled.

Section 8.02 Vesting of Powers in Successor

Whenever the conditions of Section 8.01 have been duly observed and performed the Successor Person shall possess and from time to time may exercise each and every right and power of the Company under this indenture in the name of the Company or otherwise and any act or proceeding by any provision of this indenture required to be done or performed by any directors or officers of the Company may be done and performed with like force and effect by the directors or officers of such Successor Person.

ARTICLE IX
MEETINGS OF DEBENTURE HOLDERS

Section 9.01 Rights to Convene Meeting

The Trustee may at any time and from time to time and shall on receipt of a Written Order of the Company or a Debenture holders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Debenture holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting and, in the case of receipt of a Debenture holders' Request, upon receiving such funds as it reasonably considers necessary as security for such indemnity, convene a meeting of the Debenture holders. In the event of the Trustee failing within 30 days after receipt of any such request and such funding and indemnity to give notice convening a meeting, the Company or such Debenture holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Winnipeg or at such other place as may be approved or determined by the Trustee.

Section 9.02 Notice of Meetings

At least 30 days' notice of any meeting shall be given to the Debenture holders in the manner provided in Section 10.02 and a copy thereof shall be sent by post to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

Section 9.03 Chairman

Some person, who need not be a Debenture holder, nominated in writing by the Trustee shall be the chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debenture holders present in person or by proxy shall choose some person present to be chairman.

Section 9.04 Quorum

At any meeting of the Debenture holders a quorum shall consist of Debenture holders present in person or by proxy and representing at least 25% in principal amount of the then outstanding Debentures except in the case of a meeting at which an Extraordinary Resolution is passed in which case a quorum shall consist of Debenture holders present in person or by proxy and representing at least 50% in principal amount of the then outstanding Debentures. If a quorum of the Debenture holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debenture holders or pursuant to a Debenture holders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a business day in which case it shall be adjourned to the next following business day thereafter) at the same time

and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Debenture holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% or 50%, as the case may be, of the principal amount of the then outstanding Debentures.

Section 9.05 Power to Adjourn

The chairman of any meeting at which a quorum of the Debenture holders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.06 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given on a poll without demand therefor. At any such meeting, unless a poll is duly demanded or required as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 9.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debenture holders present, a poll shall be taken in such manner and either at once or after an adjournment, as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

Section 9.08 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debenture holder or as proxy for one or more Debenture holders or both, shall have one vote. On a poll each Debenture holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. A proxy need not be a Debenture holder. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint registered holders. A registered holder shall have the right to cast a portion of the votes to which such holder is entitled in favour of, and a portion against, any question or resolution and may refrain from voting any portion of such votes.

Section 9.09 Regulations

The Trustee or the Company with the approval of the Trustee may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for and governing:

(a) the voting by proxy by Debenture holders and the form of instrument appointing proxies where authorized under such regulations and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Debenture holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled, telegraphed or telecopied before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulation so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debenture holders and Persons whom Debenture holders have by instrument in writing duly appointed as their proxies.

Section 9.10 Company and Trustee may be Represented

The Company and the Trustee, by their respective employees, officers or directors, and the legal advisers of the Company and the Trustee, may attend any meeting of the Debenture holders, but shall have no vote as such.

Section 9.11 Powers Exercisable by Extraordinary Resolution

(1) In addition to the powers conferred upon them by any other provisions of this indenture or by law, a meeting of the Debenture holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to assent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Debenture holders and/or the Trustee against the Company or against its property, whether such rights arise under this indenture or the Debentures or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this indenture and the Debentures which shall be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c) power to assent to any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 8.01 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to restrain any Debenture holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Debentures except any suit, action or proceeding therefor taken for the execution of any trust or power hereunder;

(f) power to direct any Debenture holder who, as such, has brought any action, suit or proceeding to stay or discontinue;

(g) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(h) power to amend, alter or repeal any Extraordinary Resolution previously adopted by the Debenture holders; and

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debenture holders, such of the powers of the Debenture holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation of such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be Debenture holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedures generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a

quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debenture holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith.

(2) Notwithstanding subsection (1) above, but subject to subsection 11.05(1), no Extraordinary Resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights of the Trustee hereunder without the Trustee's express written consent, such consent not to be unreasonably withheld.

Section 9.12 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this indenture stated to be exercisable by the Debenture holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Debenture holders to exercise the same or any other such power or combination of powers thereafter from time to time.

Section 9.13 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debenture holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had thereat, to have been duly passed and had.

Section 9.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debenture holders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by an instrument in writing circulated to all of the Debenture holders and signed in one or more counterparts by the holders of 50% of the principal amount of all the then outstanding Debentures except matters to be taken and powers to be exercised by Extraordinary Resolution of the Debenture holders in which case all such matters may be taken and all such powers may be exercised by an instrument in writing circulated to all of the Debenture holders and signed in one or more counterparts by the holders of $66^{2/3}$% of the principal amount of all the then outstanding Debentures, and the expression "Extraordinary Resolution" when used in this indenture shall include an instrument so signed. A holder may sign such an instrument in respect of a portion only of the principal amount of the Debentures held by such holder.

Section 9.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article IX at a meeting of Debenture holders shall be binding upon all the Debenture holders, whether present at or absent from such meeting, and every instrument in writing signed by Debenture holders in accordance with Section 9.14 shall be binding upon all the Debenture holders, whether signatories thereto or not, and each and every Debenture holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE X
NOTICES

Section 10.01 Notice to Company

Except as otherwise provided herein, any notice to the Company under the provisions of this indenture shall be valid and effective if given by:

(i) personal delivery or registered letter, postage prepaid, addressed to the Company to the attention of the Vice-President, Counsel and Secretary, Canada at 100 Osborne Street North, Winnipeg Manitoba R3C 3A5. Any notice personally delivered in accordance with the foregoing shall be deemed to have been effectively given on the date of delivery and in the case of delivery by registered letter shall be deemed to have been received on the date five business days after the date of mailing; or

(ii) telecopy, to the attention of the Vice-President, Counsel and Secretary, Canada at (204) 946-4129, in which case notice shall be deemed to have been received on the day of sending provided that receipt of the notice has been confirmed by the sender by telephone at (204) 946-7501.

The Company may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Company for all purposes of this indenture.

Section 10.02 Notice to Debenture Holders

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Debenture holders shall be deemed to be validly given if such notice is sent by unregistered surface or air mail, postage prepaid, addressed to such holders at their respective addresses appearing on the register of holders above mentioned; and if in the case of joint holders of any Debenture more than one address appears in the register in respect of such joint holding, such notice shall be addressed only to the first address so appearing.

(2) Any notice so given by mail shall be deemed to have been given on and from the date of mailing. In determining under any provision hereof the date when notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debenture holder shall not invalidate any action or proceeding founded thereon.

Section 10.03 Notice to Trustee

Any notice to the Trustee under the provisions of this indenture shall be valid and effective if given by:

(i) personal delivery or registered letter, postage prepaid, addressed to the Trustee at Computershare Trust Company of Canada, 710, 530 8th Avenue

SW, Calgary, Alberta, T2P 3S8 to the attention of the Manager, Corporate Trust Services and shall be deemed in the case of personal delivery to have been received on the date of delivery and in the case of a registered letter shall be deemed to have been effectively given on the date five business days after the date of mailing; or

(ii) telecopy, to the attention of the Manager, Corporate Trust Services at (403) 267-6598, in which case notice shall be deemed to have been received on the day of sending provided that receipt of the notice has been confirmed by the sender by telephone at (403) 267-6800.

The Trustee may from time to time notify the Company in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this indenture.

Section 10.04 Postal Disruption

In the event of a postal disruption, any notice to be given by mailing shall, in the case of notice to the Company or the Trustee, be deemed to be validly given if personally delivered to a responsible officer of such party and, in the case of notice to the holders of Debentures, shall be deemed to be validly given if given in any manner acceptable to the Trustee.

ARTICLE XI
CONCERNING THE TRUSTEE

Section 11.01 Trust Indenture Legislation

(1) In this Article XI, the expression "indenture legislation" means the provisions, if any, of any statute of Canada or any Province thereof, and of any regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are in the opinion of Counsel at the time in force and applicable to this indenture or the Company.

(2) The Company and the Trustee agree that each will at all times in relation to this indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of the indenture legislation.

(3) If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of indenture legislation, such mandatory requirement shall prevail.

Section 11.02 No Conflict of Interest

The Trustee represents to the Company and for the benefit of the Debenture holders that at the date of the execution and delivery of this indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder.

Section 11.03 Duties of the Trustee

The Trustee, in exercising its powers and discharging its duties hereunder, shall:

(i) act honestly and in good faith with a view to the best interests of the Debenture holders; and

(ii) exercise the care, diligence and skill of a reasonably prudent Trustee.

Section 11.04 Reliance Upon Declarations

The Trustee will not be in contravention of the provisions of Section 11.03 if it acts and relies in good faith upon statutory declarations, certificates, opinions, reports, resolutions or notices furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder if such statutory declarations, certificates, opinions, reports, resolutions or notices comply with the provisions of Section 11.06 below, if applicable, and with any other applicable provisions of this indenture.

Section 11.05 Replacement of Trustee

(1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company 60 days' notice in writing or such shorter notice

as the Company may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section. The Debenture holders by Extraordinary Resolution shall have the power at any time to remove the Trustee and to appoint a new Trustee. In no event shall any resignation or removal of the Trustee become effective until a new Trustee shall have assumed all powers, rights, duties and responsibilities of the Trustee hereunder. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debenture holders; failing such appointment by the Company, the retiring Trustee at the Company's expense or any Debenture holder may apply to a Judge of the Ontario Superior Court of Justice (the "Court") on such notice as such Judge may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Debenture holders. Any new Trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Provinces of Manitoba and Ontario. On any new appointment the new Trustee upon execution of a counterpart of this indenture shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2) Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor trustee or of the Company, the Trustee ceasing to act, at the Company's expense, shall execute and deliver an instrument assigning and transferring to such successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and at the Company's expense shall duly assign, transfer and deliver all property and money held by such Trustee to the successor trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on the request of such new trustee, be made, executed, acknowledged and delivered by the Company.

Section 11.06 Evidence and Authority to the Trustee

(1) The Company shall furnish to the Trustee evidence of compliance with the conditions provided for in this indenture relating to any action or step required or permitted to be taken by the Company or the Trustee under this indenture or as a result of any obligation imposed under this indenture, including, without limitation, the issue, certification and delivery of Debentures hereunder, the satisfaction and discharge of this indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Company forthwith if and when: (a) such evidence is required by any other section of this indenture to be furnished to the Trustee in accordance with the terms of this Section 11.06, or (b) the Trustee, in the exercise of its rights and duties under this indenture, gives the Company written notice

requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i) a Certificate of the Company or a statutory declaration made by Persons entitled to sign a Certificate of the Company stating that any such condition has been complied with in accordance with the terms of this indenture;

(ii) in the case of any such condition, compliance with which is, by the terms of this indenture, made subject to review by legal counsel, an opinion of Counsel that such condition has been complied with in accordance with the terms of this indenture; and

(iii) in the case of any such condition compliance with which is, by the terms of this indenture, made subject to review or examination by an auditor or accountant, an opinion or report of the auditors of the Company or any accountant licensed under the *Public Accountancy Act* (Ontario) based on the examinations or enquiries required to be made under the terms of this indenture, in each case approved by the Trustee, that such condition has been complied with in accordance with the terms of this indenture.

Whenever such evidence relates to a matter other than the issue, certification and delivery of Debentures, the satisfaction and discharge of this indenture or the taking of any other action to be taken by the Trustee at the request of or on the application of the Company, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any lawyer, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by such Person, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a Certificate of the Company.

(2) Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this indenture shall include a statement by the Person giving the evidence (a) declaring that such Person has read and understands the provisions of this indenture relating to the condition in question, (b) describing the nature and scope of the examination or investigation upon which such Person based the statutory declaration, certificate, opinion or report, and (c) declaring that such Person has made such examination or investigation as such Person believes necessary to enable such Person to make the statements or give the opinions contained or expressed therein.

(3) At least once in each twelve-month period beginning on the date the Debentures are first issued hereunder and at any other reasonable time upon the demand of the Trustee, the Company shall furnish the Trustee with a certificate that the Company has complied with all requirements contained in this indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, and with all covenants and conditions contained in this indenture or, if there has been failure to so comply, giving particulars thereof. Upon the demand of the Trustee, the Company shall furnish the Trustee with evidence in such form as the Trustee may require as to compliance with any condition contained

in this indenture relating to any action required or permitted to be taken by the Company or as a result of any obligation imposed by this indenture.

(4) Except as herein otherwise expressly provided, the Trustee may act on and rely in acting upon any resolution, direction, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, facsimile or other document, including, without limitation, any Certified Resolution, Certificate of the Company or Written Order of the Company, reasonably believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

Section 11.07 Certificate of the Company as Evidence

Except as otherwise specifically provided or prescribed by this indenture, whenever in the administration of the provisions of this indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may act and rely upon a Certificate of the Company.

Section 11.08 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor or other expert, whether obtained by the Trustee or by the Company, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Company.

Section 11.09 Trustee May Deal in Debentures

Subject to Section 11.02, the Trustee and its affiliates, as such term is defined in the Trust and Loan Companies Act, may buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

Section 11.10 Investment of Moneys Held by Trustee

(1) Unless otherwise provided in this indenture, any moneys held by the Trustee which under the trusts of this indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are expressed to mature within two years after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall so invest such moneys on the direction of the Company.

(2) Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Company, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest then current on similar deposits.

(3) Unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable the Trustee shall pay over to the Company all interest received by the Trustee in respect of any investment or deposits made pursuant to the provisions of this Section.

Section 11.11 Trustee Not Ordinarily Bound

Except as provided in Section 6.03 and as otherwise specifically provided herein, the Trustee shall not, subject to the provisions of indenture legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Trustee shall have been required to do so by a Debenture holders' Request or by any Extraordinary Resolution of the Debenture holders passed in accordance with the provisions contained in Article IX, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

Section 11.12 Protection of the Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) neither the Trustee nor any of its agents shall be liable for or by reason of any statements of fact or recitals in this indenture or in the Debentures (except the representation contained in Section 11.02 hereof and in the certificate of the Trustee on the Debentures) or required to verify the same but all such statements or recitals are and shall be deemed to be made by the Company;

(b) nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this indenture or any instrument ancillary or supplemental hereto, or to procure any further, other or additional instrument of further assurance; and

(c) in the exercise of its rights and duties hereunder the Trustee shall not be in any way responsible for the consequence of any breach on the part of the Company of any of the Company's covenants herein contained or of any acts of the agents of the Company.

Section 11.13 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this indenture or otherwise in respect of these premises.

Section 11.14 Trustee Not to be Appointed Receiver

The Trustee and any Person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

Section 11.15 Conditions Precedent to the Trustee's Obligations to Act

(1) Notwithstanding any other provision in this indenture, the obligation of the Trustee to commence any act, action or proceeding for the purpose of enforcing or determining its rights or enforcing or determining the obligations of the Company hereunder or under the Debentures shall be conditional upon the Debenture holders or the Company, as the case may be, furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and security and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against liabilities, claims and demands incurred thereby.

(2) None of the provisions contained in this indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Trustee, before commencing or at any time during the continuance of any such act, action or proceeding, may require the Debenture holders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

Section 11.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Debenture holders, subject to all the terms and conditions herein set forth.

Section 11.17 Indemnity

The Company shall indemnify and save harmless the Trustee, its officers, directors, employees and agents from and against all losses, actions, costs, liabilities, claims, demands, fees and disbursements of whatever kind or nature, which may at any time be suffered by, imposed on, incurred by or asserted against the Trustee, howsoever arising from or out of any act, omission or error of the Trustee made in connection with its acting as Trustee under this indenture unless arising from negligence, bad faith or willful misconduct on the part of the Trustee or its officers, directors, employees or agents. Notwithstanding any resignation or removal of the Trustee, or discharge of this indenture, such indemnity shall continue in respect of all actions taken by the Trustee pursuant to this indenture prior to any such resignation, removal or discharge.

ARTICLE XII
SUPPLEMENTAL INDENTURES

Section 12.01 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of its Directors, the Company may, and they shall, when required by this indenture, execute, acknowledge and deliver, by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Company herein contained for the protection of the holders of the Debentures and/or providing for Events of Default in addition to those set out in Section 6.01;

(b) making such provision not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which, in the opinion of the Trustee, it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications will not be materially prejudicial to the interests of the Debenture holders;

(c) evidencing the succession, or successive successions, of other corporations to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this indenture;

(d) giving effect to any Extraordinary Resolution passed as provided in Article IX; and

(e) for any other purpose not inconsistent with the terms of this indenture, provided that the Trustee shall be of the opinion that such purpose shall not be materially prejudicial to the rights of the Debenture holders.

The Trustee may also, without the consent or concurrence of the Debenture holders, by supplemental indenture or otherwise, concur with the Company in making any changes or corrections in this indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Debenture holders are not materially prejudiced thereby.

ARTICLE XIII
EXECUTION AND FORMAL DATE

Section 13.01 Execution

This indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

Section 13.02 Formal Date

This indenture may be referred to as bearing the formal date of November 23, 2001 irrespective of the actual date of execution hereof.

Section 13.03 Language of Indenture

The parties hereto have requested that this indenture and all contracts, documents or notices relating thereto be drafted in the English language; les parties à cet acte ont exigé que cet acte et tout contrat, document ou avis y afférent soit rédigé en langue anglaise.

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

GREAT-WEST LIFECO INC.

By: ______________________________
Authorized Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

SCHEDULE "A"

Form of Debenture

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, since the registered holder hereof, CDS & Co., has an interest herein

CUSIP 39138C AB 2 $200,000,000

GREAT-WEST LIFECO INC.

6.74% DEBENTURE DUE NOVEMBER 24, 2031

FOR VALUE RECEIVED, GREAT-WEST LIFECO INC. (the "Company") hereby promises to pay to the registered holder hereof on November 24, 2031, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of two hundred million dollars ($200,000,000) in lawful money of Canada, on presentation and surrender of this Debenture at the principal offices of Computershare Trust Company of Canada (the "Trustee") in the City of Calgary, Alberta or in the City of Toronto, Ontario, and in the meantime to pay interest, on the said principal sum during the period from and including November 23, 2001, or from and including the last Interest Payment Date (as defined in the Indenture) to which interest shall have been paid or made available for payment on this Debenture, whichever is later, to but excluding the date on which the Debentures are repaid at the rate of 6.74% per annum calculated and payable semi-annually in arrears in equal instalments on the relevant Interest Payment Date and, in the case of default, to pay interest on the amount overdue at the same rate of interest per annum as is applicable to the Debentures on the date of such default calculated and payable semi-annually, in arrears on the relevant Interest Payment Dates. Interest hereon shall be payable (except at maturity or redemption when interest hereon will be paid on surrender hereof) by cheque mailed to the registered holder hereof or by electronic funds transfer to an account designated in writing to the Company and the Trustee by the registered holder hereof or by such other means as may be approved by the Trustee or as may become customary for the payment of interest on indebtedness of companies similar to the Debentures, and, subject to the provisions of the Indenture, the mailing of such cheque or the making of such other payment shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby plus the amount of any tax which the Company is required to and does withhold therefrom.

This Debenture is issued pursuant to a trust indenture dated as of November 23, 2001 (the "Indenture") between the Company and Computershare Trust Company of Canada as trustee, and is a direct, unsecured obligation of the Company. As provided in the Indenture, payment of all amounts owing hereunder, in the event of the insolvency or winding-up of the Company, will rank at least *pari passu* with all other direct, unsecured and unsubordinated

indebtedness of the Company from time to time issued and outstanding without any preference among such direct, unsecured and unsubordinated indebtedness.

The Company may, at its option, redeem the Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price (as defined in the Indenture) and the principal amount thereof, together in each case with accrued and unpaid interest to the date fixed for redemption, all as more fully provided in the Indenture.

The Company may purchase Debentures in the market or by tender to all the holders of the Debentures or by private contract at any price, all as set out in the Indenture.

The Indenture provides, among other things, for: (a) the exchange of this Debenture at the option of the holder for other Debentures in any other authorized denominations in the same aggregate principal amount; (b) in case of an Event of Default (as defined in the Indenture) the principal of and interest on all Debentures then outstanding and all other moneys outstanding under the Indenture with respect to the Debentures becoming due and payable in certain circumstances; and (c) making binding upon all Debenture holders resolutions passed at meetings of holders of Debentures issued thereunder and instruments in writing signed by the holders of a specified percentage of the outstanding principal amount of Debentures.

Reference is made to the Indenture for further particulars of the rights of the holders of the Debentures and of the Company and of the Trustee in respect thereof, to the same effect as if all provisions of the Indenture were set forth herein, to all of which provisions the holder of this Debenture by acceptance hereof assents. To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter prevails.

This Debenture may be transferred upon compliance with the conditions set out in the Indenture at the principal office of the Trustee in the City of Calgary, Alberta or in the City of Toronto, Ontario, by the registered holder or such holder's executors, administrators or other legal representatives or such holder's attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe and with all other conditions prescribed by law and, except in the case where a new Debenture is issued upon such transfer, the transfer shall have been noted on this Debenture by the Trustee.

The Indenture and this Debenture shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

This Debenture shall not become obligatory for any purpose until certified by or on behalf of the Trustee.

IN WITNESS WHEREOF the Company has caused this Debenture to be signed by its duly authorized officers as of the 23rd day of November, 2001.

GREAT-WEST LIFECO INC.

By: ______________________________
Authorized Officer

TRUSTEE'S CERTIFICATE

This is one of the 6.74% Debentures due November 24, 2031 issued under the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA,
Trustee

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

NO WRITING HEREON EXCEPT BY THE REGISTRAR

REGISTRATION PANEL

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF REGISTRAR

(Form of Transfer)

FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto ______________________________

the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing ______________________________

attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated: ______________________________

Signature guaranteed by:

______________________________ ______________________________
Signature

____

____
Address

The signature must be guaranteed by a Schedule I major Canadian chartered bank, trust company or a member of an acceptable Medallion Guarantee Program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

Dated as of the 21st day of March, 2003

GREAT-WEST LIFECO INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST INDENTURE

FOR

DEBENTURES MATURING MARCH 21, 2018

Blake, Cassels & Graydon LLP
Toronto

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THIS INDENTURE made as of the 21st day of March, 2003.

BETWEEN:

GREAT-WEST LIFECO INC., a company governed by the *Canada Business Corporations Act* (hereinafter called the "Company")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office in the City of Winnipeg in the Province of Manitoba (hereinafter called the "Trustee")

WITNESSES THAT:

WHEREAS the Company deems it desirable to borrow money for its corporate purposes and with a view to so doing wishes to create and issue the Debentures (as hereinafter defined) pursuant to this indenture;

AND WHEREAS all necessary resolutions of the Directors of the Company have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder and this indenture and the execution thereof legal, valid and effective;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE IT IS HEREBY COVENANTED, AGREED AND DECLARED as follows:

ARTICLE I
INTERPRETATION

Section 1.01 Definitions

In this indenture and in the Debentures unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following expressions shall have the meanings assigned below, namely:

(1) "this indenture", "this Trust Indenture", "hereto", "herein", "hereby", "hereunder", "hereof", and similar expressions refer to this instrument and not to any particular Article, Section, clause, subdivision or other portion hereof, and include any and every instrument supplemental or ancillary hereto or required to implement this instrument;

(2) "Book-Entry System" means the record entry security transfer and pledge system known as at the date hereof by the name "Depository Service", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS in force from time to time and any successor system thereof;

(3) "business day" means any day other than a Saturday or Sunday on which banks generally are open for business in Toronto, Ontario and Winnipeg, Manitoba;

(4) "CBCA" means the *Canada Business Corporations Act* (Canada) and any Act that may be substituted therefor, as the same may be from time to time amended; and reference to a particular section of the CBCA includes reference to a section of similar effect in any such substituted or amended Act;

(5) "CDS" means The Canadian Depository for Securities Limited and its successors approved by the Company and Trustee;

(6) "Company" means Great-West Lifeco Inc. and every successor corporation to or of the Company which shall have complied with Article VIII;

(7) "Canada Yield Price" for any Debenture means a price that is equal to the price which, if the Debentures were to be issued at such price on the Redemption Date, would provide a yield thereon from the Redemption Date to March 21, 2018 equal to the Government of Canada Yield plus 24 basis points, compounded semi-annually and calculated on the day that is three business days prior to the Redemption Date;

(8) "Certificate of the Company" means a written certificate of the Company signed in the name of the Company by any one of its senior officers and may consist of one or more instruments so executed, and "Written Order of the Company" shall mean a written order of the Company signed by such Person;

(9) "Certified Resolution" means a copy of a resolution of the Board of Directors certified by the corporate secretary or an assistant secretary of the Company to have been duly passed and to be in full force and effect on the date of such certification;

(10) "Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Company and acceptable to the Trustee, acting reasonably;

(11) "Debenture holders" or "holders" means the Persons for the time being entered in the registers as holders of Debentures;

(12) "Debenture holders' Request" means an instrument or instrument in writing signed in one or more counterparts by the holder or holders of not less than 25% in principal amount of the Debentures then outstanding, requesting the Trustee to take some action or proceeding specified therein;

(13) "Debentures" means the Debentures of the Company issued and certified or to be issued and certified hereunder from time to time and for the time being outstanding;

(14) "Director" means a director of the Company for the time being and "Directors" or "Board of Directors" means the Board of Directors of the Company or, whenever duly empowered, the executive committee of the Board of Directors of the Company, for the time being, and reference to action by the Directors means action by the Directors of the Company as a board or action by the said executive committee as a committee;

(15) "Events of Default" has the meaning ascribed thereto in Section 6.01 and "Event of Default" means any one of them;

(16) "Extraordinary Resolution" means a resolution passed by the affirmative vote of the holders of not less than $66^{2/3}$% of the principal amount of the Debentures represented and voted at a meeting of holders of Debentures which shall have been duly called and held in accordance with the provisions hereof, or contained in any instrument or instruments in writing signed in one or more counterparts by the holders of not less than $66^{2/3}$% of the principal amount of the Debentures then outstanding;

(17) "Funded Obligations" means any Indebtedness which is not payable on demand and which by its terms matures, or is renewable at the option of the debtor to a date, more than 18 months after the date such Indebtedness was created, assumed, guaranteed or last renewed;

(18) "Government of Canada Yield" on any date means the average of the mid-market yields to maturity, determined by the Investment Dealers at 10:00 a.m. (Toronto time) on the date that is three business days prior to the Redemption Date, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such date in Canadian dollars in Canada, and with a term to maturity equal to the remaining term to March 21, 2018;

(19) "Indebtedness" means any indebtedness of any Person for borrowed money other than money borrowed from the Company or a subsidiary of the Company;

(20) "Interest Payment Date" means the 21st day of each of March and September (or if such day is not a business day, on the next business day thereafter), with the first Interest Payment Date being September 21, 2003 and the last such Interest Payment Date being the Maturity Date;

(21) "Investment Dealers" means two investment dealers selected by the Trustee from a list of investment dealers provided by the Company and approved by the Company, who are independent of the Company and are members of the Investment Dealers Association of Canada (or if the Investment Dealers Association of Canada shall cease to exist, such other independent investment dealers as the Trustee may select, with the approval of the Company), which investment dealers shall be retained by and at the cost of the Company to determine the Canada Yield Price as provided in subsection 1.01(7) hereof and the Government of Canada Yield as provided in subsection 1.01(18) hereof;

(22) "Material Subsidiary" means any one of The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, GWL&A Financial Inc., London Insurance Group Inc., London Life Insurance Company and, if and when they become subsidiaries of the Company, Canada Life Financial Corporation and The Canada Life Assurance Company, and "Material Subsidiaries" shall mean two or more of such companies;

(23) "Maturity Date" for any Debenture means March 21, 2018;

(24) "Obligations" means, with respect to any Person, all items which in accordance with Canadian generally accepted accounting principles would be included as liabilities on the liability side of the balance sheet of such Person as of the date at which Obligations are to be determined, and all contingent liabilities of such Person in respect of any of the foregoing.

(25) "Permitted Encumbrances" means any of the following:

(a) any purchase money Security Interest (including by way of capital lease) granted by the Company;

(b) any Security Interest on a property or asset acquired by the Company that secures the Obligation of a Person (whether or not such Obligation is assumed by the acquiring Person) which Security Interest exists at the time such property or asset is acquired and which was not incurred in contemplation of such property or asset being acquired;

(c) any Security Interest for taxes, government charges and business related liens in respect of the Company;

(d) any Security Interest on any of the Company's assets (other than on the common shares of any Material Subsidiary) granted, assumed or suffered to exist in the ordinary course of business and for the purpose of carrying on the same in favour of any bank or other lender to secure any Indebtedness of the Company other than Funded Obligations; and

(e) any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Security Interest referred to in the foregoing provided the extension, renewal, alteration, substitution or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest and the principal amount of the Obligation secured thereby is not increased.

(26) "Participant" means a broker, dealer, bank or other financial institution or other Person for whom CDS effects book-entry transfers under the Book-Entry System;

(27) "Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a limited partnership, a trust, an unincorporated organization, the government of a country or any political sub-division thereof or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity, however designated or constituted;

(28) "Redemption Date" has the meaning ascribed thereto in Section 3.04;

(29) "Redemption Price" has the meaning ascribed thereto in Section 3.01;

(30) "Security Interest" means any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assets that secures payment of any Indebtedness or Obligation;

(31) "Successor Person" has the meaning ascribed thereto in Section 8.01;

(32) "Trust and Loan Companies Act" means the *Trust and Loan Companies Act* (Canada) and any Act that may be substituted therefor, as the same may be from time to time amended; and

(33) "Trustee" means Computershare Trust Company of Canada and includes any successor to or of Computershare Trust Company of Canada for the time being as trustee hereunder.

Section 1.02 Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and words importing individuals shall include firms and corporations and vice versa.

Section 1.03 Meaning of "Outstanding"

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or until moneys for the payment thereof shall be set aside under Article VII, provided that:

(a) where a new Debenture has been issued in substitution for a Debenture which has been lost, stolen, mutilated, defaced or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(b) for the purpose of any provisions of this indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this indenture, Debentures owned directly or indirectly, legally or equitably by the Company shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith to the Company shall not be so disregarded if the pledgor shall establish to the satisfaction of the Trustee the pledgor's right to vote such Debentures in his discretion free from the control of the Company.

Section 1.04 Headings, Etc.

The division of this indenture into Articles and Sections, the provision of an index and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.05 Applicable Law

This indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

ARTICLE II
DEBENTURES

Section 2.01 Issuance of Debentures

(1) The aggregate principal amount of Debentures which may be authorized hereunder is limited to Two Hundred Million Dollars ($200,000,000) in lawful money of Canada and upon receipt by the Trustee of the following:

(a) a Certified Resolution authorizing the issue and delivery of up to $200,000,000 aggregate principal amount of the Debentures;

(b) a Certificate of the Company to the effect that, so far as is known to the Persons signing the same, it is not in default in the performance of any of its covenants herein contained and that it has complied with all the requirements of the CBCA and of this indenture in connection with the issue of the Debentures;

(c) a Written Order of the Company for the certification and delivery of the Debentures; and

(d) an opinion of Counsel that all requirements imposed by this indenture or by law in connection with the proposed issue of Debentures have been complied with;

the Debentures, in definitive or interim form, to such aggregate principal amount, may forthwith and from time to time be executed by the Company and certified by or on behalf of the Trustee and delivered by it to or upon the Written Order of the Company, without the Trustee receiving any consideration therefor.

Section 2.02 Intentionally Omitted

Section 2.03 Form and Terms of Debentures

(1) The Debentures authorized to be issued hereunder shall be designated "6.14% Debentures due March 21, 2018".

(2) The Debentures shall bear interest from and including March 21, 2003 or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later, to but excluding the date on which the Debentures are repaid at the rate of 6.14% per annum calculated and payable semi-annually in arrears in equal installments on the relevant Interest Payment Date.

(3) The Debentures shall be direct, unsecured obligations of the Company.

(4) The Debentures shall not be redeemed or purchased by the Company prior to their Maturity Date except as provided in Articles III and IV hereof.

(5) Subject to Section 2.09, the Debentures shall be issuable in fully registered form only in minimum denominations of $1,000 and in integral multiples thereof; shall be in the

English language; shall be in a form approved by the Trustee and the Company but substantially in the form set out in Schedule "A" and shall bear such legends and such distinguishing letters and numbers as the Trustee shall approve.

(6) Payment of all amounts owing in respect of the Debentures or otherwise provided for hereunder shall be made in lawful money of Canada.

Section 2.04 Signing of Debentures

The Debentures may but need not be under the seal of the Company, or a reproduction thereof (which shall be deemed to be the seal of the Company), and the Debentures shall be signed (either manually or by facsimile signature) by either of the Co-Presidents and Chief Executive Officers or the Vice-President, Finance, Canada. A facsimile signature upon any of the Debentures shall for all purposes of this indenture be deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced and notwithstanding that any such Person whose signature, either manual or in facsimile, may appear on the Debentures does not at the date of this indenture or at the date of the Debentures or at the date of the certifying and delivery thereof, hold office such Debentures shall be valid and binding upon the Company and shall be entitled to the benefits of this indenture.

Section 2.05 Certification

(1) No Debenture shall be issued or, if issued, shall be obligatory, or shall entitle the holder to the benefits of this indenture, until it has been certified by or on behalf of the Trustee in the form set out in Schedule "A" hereto or in some other form approved by the Trustee. Such certification by the Trustee upon any Debenture shall be conclusive evidence as against the Company that the Debenture so certified has been duly issued hereunder and is a valid obligation of the Company and that the holder is entitled to the benefit hereof.

(2) The certification of the Trustee on any Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this indenture or of the Debentures or their issuance and the Trustee shall in no respect be liable or answerable for the use made of such Debentures or any of them or the proceeds thereof. The certification of the Trustee shall however be a representation and warranty by the Trustee that said Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this indenture.

Section 2.06 Interim Debentures or Certificates

Pending the delivery of definitive Debentures to the Trustee, the Company may issue and the Trustee certify in lieu thereof interim Debentures, in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures when the same are ready for delivery; or the Company may execute and the Trustee certify a temporary Debenture for the whole principal amount of Debentures then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Company and the

Trustee may approve, entitling the holders thereof to definitive Debentures when the same are ready for delivery. When so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this indenture equally with all other Debentures duly issued and to be issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the said interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debenture holders and entitled to the benefit of this indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Company shall have executed and delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debenture, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Company or the Trustee to the holders of such interim Debentures or certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

Section 2.07 Payment of Principal and Interest

(1) The principal of the Debentures will be paid on the Maturity Date or such earlier date as the principal amount may become due in accordance with the provisions hereof upon presentation and surrender of the Debentures at the place at which a register of holders is maintained pursuant to Section 2.10.

(2) Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures, shall bear interest from and including March 21, 2003 or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later.

(3) As interest becomes due on each Debenture (except at maturity or redemption when interest will be paid upon surrender of such Debenture) the Company, either directly or through the Trustee, shall: (a) not less than three days prior to the date for payment thereof, send by prepaid ordinary mail, a cheque for such interest (less any tax required by law to be withheld therefrom) negotiable at any branch in Canada of such Canadian chartered bank as may be designated by the Company and payable to the order of the then holder of such Debenture and addressed to him at his last address appearing on the register, unless such holder otherwise directs, or (b) effect payment of interest by electronic funds transfer to an account designated in writing to the Company and Trustee by the holder of such Debenture or by such other means as may be approved by the Trustee or as may become customary for the payment of interest on indebtedness of companies similar to the Debentures. In the case of joint holders of Debentures the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and if more than one address appears on the register in respect of such joint holding the cheque shall be mailed to the first address so appearing. The mailing of such cheque or making of such other payment shall, to the extent of the sum represented thereby plus the amount of tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless such cheque is not paid on presentment at any such branch. In the event of non-receipt of any cheque for interest by the Person to whom it is so sent as aforesaid, the Company will issue to such Person a replacement cheque for a like amount upon being furnished

with such evidence of non-receipt as the Company and the Trustee shall reasonably require and upon being indemnified to their satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption of mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as if payment had been made in the manner provided above.

(4) Interest shall be computed on the basis of a year of 365 or 366 days, as applicable. The Company shall provide to the Trustee its interest calculation in respect of each Interest Payment Date.

(5) If the date for payment of any amount of principal or interest in respect of the Debentures is not a business day, then the holder thereof shall not be entitled to payment of the amount due until the next following business day nor to any further interest or other payment in respect of such delay.

Section 2.08 Debentures to Rank *Pari Passu*

All Debentures are direct, unsecured obligations of the Company which, in the case of the insolvency or winding-up of the Company, will rank at least *pari passu* with all other direct, unsecured and unsubordinated indebtedness of the Company from time to time issued and outstanding without any preference among such direct, unsecured and unsubordinated indebtedness.

Section 2.09 Book-Entry System

(1) Notwithstanding any other provision of this indenture, the Company may elect to have the Debentures issued hereunder represented in the form of a typewritten, English language, fully registered global Debenture held by, or on behalf of, CDS as depository of the global Debenture (for its Participants) and registered on the register maintained by the Trustee pursuant to Section 2.10 in the name of CDS or its nominee, and it is expressly acknowledged that any such registrations of ownership and transfers of such Debenture, or interests of Participants therein, will be made by CDS only through the Book-Entry System. Subject to this Section 2.09, the rights of the holder of any beneficial interest in the Debentures represented by a global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Debenture) shall be limited to those established by any agreement (including a letter of representations of the Company to CDS) between the Company and CDS, by applicable law and agreements between CDS and its Participants and between such Participants and the holder of such beneficial interest. Accordingly, except as provided herein, neither the Company nor the Trustee shall be under any obligation to deliver, nor shall the holder of such interest have any right to require the delivery of, a certificate evidencing a Debenture to the holder of the interest in such Debenture, and the responsibility and liability of the Company in respect of notices or payments on the Debentures will be limited to giving notice or making payment of any principal, redemption price, if any, and interest due on the Debentures to CDS or its nominee. The Company and the Trustee hereby further acknowledge and agree that neither the Company nor the Trustee shall have any liability or responsibility for (i) records maintained

by CDS relating to beneficial ownership interests in the Debentures held by CDS or the book-entry accounts maintained by CDS, or (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to CDS and contained herein with respect to the rules and regulations of CDS or any action to be taken by CDS or at the direction of the Participants. In the event of any conflict between this indenture and any such agreement between the Company and CDS, the terms of any such agreement shall prevail provided however that after the occurrence of an Event of Default or a breach of any of the covenants of the Company provided for in this indenture which breach shall have continued unremedied for a period of sixty days after the Company has received notice of such breach, unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period and, in such event, within the period agreed to by the Trustee, holders of the Debentures may at any time determine (which determination shall, for greater certainty, not require an Extraordinary Resolution) that the continuation of the holding of the Debentures by a Book-Entry only global certificate is no longer in the best interests of such holders. Upon any such determination, or if required to do so by law, or if the Book-Entry System ceases to exist, or if the Company determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and the Company is unable to locate a qualified successor, or if the Company at its option elects to terminate the record entry system for any reason,

(a) the Trustee shall notify CDS and shall request CDS to notify the Participants of the availability of definitive fully registered certificates;

(b) the Trustee shall request CDS to deliver the global certificate to the Trustee and the Trustee shall thereupon reduce the holdings of CDS on the register maintained hereunder to nil in respect of the Debenture represented by the global certificate;

(c) the Company shall issue or cause to be issued in accordance with and subject to the provisions of this indenture in exchange for the global certificate Debentures in definitive form in an aggregate amount equal to the amount of the global certificate registered in the names of the Participants as advised by CDS in accordance with their proportionate interest in the global Debenture as recorded in the records maintained by CDS as at the date of the issue of the Debentures in definitive form; and

(d) after such replacement of the global certificate by definitive Debentures, all payments in respect of the Debentures in definitive form shall be made to the registered holders thereof in accordance with the terms and conditions of the Debentures in definitive form and the provisions of this indenture and in all other respects such registered holders shall be the holders thereof for all purposes hereunder.

All expenses of the Trustee and CDS relating to the foregoing shall be paid by the Company.

(2) Any notice required or permitted to be given to Debenture holders while the Debentures are represented by a global Debenture held by, or on behalf of, CDS or its nominee as part of the Book-Entry System, shall be provided to CDS.

Section 2.10 Register of Debentures

(1) The Company shall cause to be kept by and at the principal offices of the Trustee in the City of Calgary, Alberta, a register of holders in which shall be entered the names and addresses of the holders of the Debentures and particulars of the Debentures held by them, respectively, and a register of transfers in which shall be entered all transfers of Debentures.

(2) No transfer of a Debenture registered on the register maintained by the Trustee in accordance with this Section 2.10 shall be valid unless made on the aforesaid registers of transfers by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe and with all other conditions prescribed by law, nor, except in the case where a new Debenture is issued upon such transfer, unless the transfer shall have been noted on the Debenture by the Trustee.

Section 2.11 Transferee Entitled to Registration

The transferee of a Debenture registered on the register maintained by the Trustee in accordance with Section 2.10 shall, after the appropriate form of transfer is lodged with the Trustee and upon compliance with all other conditions in that behalf required by this indenture or by law, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous holder of such Debenture, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

Section 2.12 No Notice of Trusts

Subject to Section 2.09, neither the Company nor the Trustee shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied or constructive, in respect of any Debenture or otherwise), by the registered holder or any Person whom the Company or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Debenture and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

Section 2.13 Registers Open for Inspection

The register provided for in Section 2.10 shall at all reasonable times be open for inspection by the Company, the Trustee or any Debenture holder. The Trustee shall from time to time when requested to do so furnish the Company with a list of names and addresses of holders of registered Debentures entered on the register kept by it showing the principal amount and serial numbers of the Debentures held by each such holder.

Section 2.14 Restriction on Exchanges and Transfers

Neither the Company nor the Trustee shall be required to make transfers or exchanges of Debentures on any Interest Payment Date for the Debentures or during the 15

preceding business days or in the case of a Debenture to be redeemed in whole or in part, during the 15 business days prior to a notice of redemption required to be given in accordance with Article III.

Section 2.15 Ownership of Debentures

Unless otherwise required by law or as set out in Section 2.09, the Person in whose name any Debenture is registered on the register maintained by the Trustee pursuant to Section 2.10 shall for all the purposes of this indenture be and be deemed to be the owner thereof and payment of or on account of the principal, Redemption Price, if any, and interest on such Debenture shall be made only to or upon the order in writing of such registered holder.

Section 2.16 Payment Free from Equities

The registered holder for the time being of any Debenture shall be entitled to the principal, Redemption Price, if any, and/or interest evidenced by such instrument free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction and all Persons may act accordingly and the receipt of any such registered holder for any such principal or interest shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any such registered holder save as aforesaid.

Section 2.17 Evidence of Ownership

The Company and the Trustee may treat the registered holder of any Debenture as the owner thereof without actual production of such Debenture for the purposes specified above.

Section 2.18 Mutilation, Loss, Theft or Destruction of Debentures

In case any of the Debentures issued and certified hereunder shall become mutilated, defaced or be lost, stolen or destroyed, the Company shall, subject to the provisions of this Section, issue, and thereupon the Trustee shall certify and deliver, a new Debenture of like date and tenor as the one mutilated, defaced, lost, stolen or destroyed upon surrender and cancellation of the mutilated or defaced Debenture or in lieu of and in substitution for a lost, stolen or destroyed Debenture and the new Debenture shall be in a form approved by the Trustee and shall be entitled to the benefit of this indenture equally with all other Debentures to be issued hereunder without preference or priority one over another. In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Company and to the Trustee such evidence of loss, theft or destruction as shall be satisfactory to them in their discretion (and for such purpose an affidavit of loss shall be sufficient evidence) and may also be required to furnish an indemnity in an amount and form satisfactory to them in their reasonable discretion. The applicant for a new Debenture shall pay all expenses incidental to the issuance of such substituted Debenture.

Section 2.19 Exchanges of Debentures

(1) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination or denominations and in the same aggregate principal amount.

(2) Debentures may only be exchanged at the principal office of the Trustee in the City of Calgary, Alberta or in the City of Toronto, Ontario. Any Debentures tendered for exchange shall be surrendered to the Trustee. All Debentures surrendered for exchange shall be cancelled. The Company shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid.

(3) In every case of exchange of Debentures of any denomination for other Debentures and for any transfer of Debentures, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp tax or other governmental charge required to be paid and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto. In addition, the Trustee may charge a reasonable charge for its services for each Debenture exchanged or transferred and a reasonable charge for every exchange or transfer, and payment of the said charges shall be made by the Debenture holder requesting such exchange or transfer immediately upon request therefor.

ARTICLE III
REDEMPTION

Section 3.01 Optional Redemption

The Company may, at its option, redeem the Debentures in whole at any time or in part from time to time at a redemption price equal to the greater of the Canada Yield Price and the principal amount thereof together in each case with accrued and unpaid interest to the date fixed for redemption; such redemption price together with such accrued and unpaid interest constituting a "Redemption Price".

Section 3.02 Places of Payments

The Redemption Price of Debentures called for redemption under any provision hereof shall be payable upon presentment and surrender thereof at any of the places where the principal of such Debentures is expressed to be payable and at such other places, if any, as may be specified in the notice of redemption.

Section 3.03 Partial Redemption

(1) Subject to Section 3.01, any part, being an integral multiple of $1,000, of a Debenture, may be called for redemption as hereinafter provided and all references in this indenture to redemption shall be deemed to include redemption of any such part.

(2) In case less than all the Debentures are to be redeemed, the Company shall in each such case, at least 15 business days before the date upon which the notice of redemption is to be given, notify the Trustee in writing of its intention to redeem Debentures and of the aggregate principal amount of Debentures so to be redeemed. The Debentures so to be redeemed shall be selected by the Trustee on a *pro rata* basis (to the nearest multiple of $1,000) in accordance with the principal amount of Debentures registered in the name of each holder or in such other manner as it shall deem equitable. For this purpose, the Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debentures may be so selected and regulations so made shall be valid and binding upon all holders notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to redemption in part only.

(3) The holder of any Debenture of which part only is called for redemption shall, upon presentation of such Debenture and upon receiving the monies payable by reason of such redemption, surrender the said Debenture at the place at which a register of holders is maintained pursuant to Section 2.10 and the Trustee shall cancel the same and without charge forthwith certify and deliver to the said holder a new Debenture of the same aggregate principal amount equal to the unredeemed part of the principal amount of the Debenture so surrendered. In the event that any Debenture of which part only is called for redemption is surrendered in accordance with the foregoing, the Trustee shall provide the holder with a receipt evidencing surrender of such Debenture.

Section 3.04 Notice of Redemption

The Company shall give notice of redemption to the registered holders of the Debentures and to the Trustee not more than 60 nor less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Article X. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the formula by which the Redemption Price shall be determined and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

Section 3.05 Payment of Redemption Price

Upon notice being given in accordance with Section 3.04, the principal amount of the Debentures so called for redemption shall be and become due and payable at the Redemption Price, on the Redemption Date and with the same effect as if it were the date of maturity specified in such Debentures, anything therein and herein to the contrary notwithstanding and, from and after such Redemption Date, interest upon the principal amounts so becoming due and payable shall cease unless payment of the Redemption Price shall not be made on presentment for surrender of such Debenture at the place specified in Section 3.02 on or after the Redemption Date and prior to the setting aside of the Redemption Price pursuant to Article VII.

Section 3.06 Cancellation of Retired Debentures

All Debentures redeemed under the provisions of this Article III shall be forthwith delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor.

ARTICLE IV
OPTIONAL PURCHASE OF DEBENTURES

Section 4.01 Purchase of Debentures

Subject to applicable law, the Company may purchase Debentures in the open market or by tender to all holders of Debentures or by private contract at any price. All Debentures purchased by the Company under the provisions of this Article IV shall be delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor.

ARTICLE V
COVENANTS OF THE COMPANY

The Company hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debenture holders as follows:

Section 5.01 To Pay Principal and Interest

That the Company will duly and punctually pay or cause to be paid to every Debenture holder or, in accordance with Section 7.02 hereof, to the Trustee on behalf of each Debenture holder referred to in Section 7.02, the principal of and interest accrued on (including, in case of default, interest on all amounts overdue at the rate specified) the Debentures of which he is the holder on the dates, at the places, in the moneys, and in the manner mentioned herein and in the Debentures.

Section 5.02 To Preserve Status

That, subject to the express provisions hereof, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights.

Section 5.03 To Carry on Business

That, except as herein otherwise expressly provided, the Company will itself or through subsidiaries carry on and conduct its business in a proper, efficient and businesslike manner and in accordance with good business practice.

Section 5.04 Books and Records

That the Company shall keep proper books of account in accordance with generally accepted accounting principles applicable to it as the holding corporation of insurance companies.

Section 5.05 Observe and Perform Covenants

That the Company will not do or omit to do any act which could, with the passage of time, the giving of notice or otherwise, create an Event of Default.

Section 5.06 To Pay Trustee's Remuneration

That the Company will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee in and about the administration and execution of the trusts hereby created (including reasonable compensation and disbursements of its counsel and other advisors and assistants not regularly in its employ) and such moneys, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to the payment of any principal of or interest on any of the Debentures. The said remuneration shall

continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this indenture shall be in course of administration by or under the direction of the court.

Section 5.07 Not to Extend Time for Payment of Interest or Principal

That, in order to prevent any accumulation after maturity of interest or of unpaid Debentures, the Company will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures or of any principal payable in respect of any Debentures and that it will not directly or indirectly be or become a party to or approve any such arrangement by funding any payment of any interest upon said Debentures or any principal thereof or in any other manner; and that the Company shall and will deliver to the Trustee all Debentures when paid as evidence of such payment. In case the time for the payment of any such interest or principal shall be so extended, whether or not such extension be by or with the consent of the Company, notwithstanding anything herein or in the Debentures contained, such interest and/or principal shall not be entitled in case of default hereunder to the benefit of this indenture except the principal of all the Debentures and of all interest on such Debentures the payment of which has not been so extended.

Section 5.08 Trustee May Perform Covenants

That if the Company shall fail to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 6.03) need not, notify the Debenture holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purpose, but shall be under no obligation so to do; and all sums so expended or advanced shall be repayable by the Company in the manner provided in Section 5.06, but no such performance, expenditure or disbursement by the Trustee shall be deemed to relieve the Company of any default hereunder of its continuing obligations and the covenants contained herein.

Section 5.09 Trustee Appointed Attorney

The Company hereby irrevocably appoints the Trustee to be the attorney of the Company in the name and on behalf of the Company to execute and do any deeds, transfers, conveyances, assignments, assurances and things which the Company ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Trust Indenture.

Section 5.10 Negative Pledge

So long as any of the Debentures are outstanding, the Company will not create, assume or suffer to exist any Security Interest on any of its assets to secure any Obligation unless at the same time the Company shall secure or cause to be secured equally and rateably therewith all the Debentures then outstanding, provided that this will not apply to or operate to prevent Permitted Encumbrances.

ARTICLE VI
DEFAULTS AND ENFORCEMENT

Section 6.01 Events of Default

The following events are herein sometimes referred to as "Events of Default":

(a) the Company's failure to pay any principal of or premium on the Debentures when due and the continuance of such default for a period of five days;

(b) the Company's failure to pay any interest on the Debentures when due and the continuance of such default for a period of 30 days;

(c) the Company's failure to perform or observe any other covenant or agreement of the Company under this indenture, any supplemental indenture hereto or the Debentures and the continuance of such default for a period of 60 days after written notice thereof to the Company by the Trustee;

(d) the failure by the Company or any Material Subsidiary, whether as primary obligor or guarantor, to pay any principal, premium or interest when due and payable on any Indebtedness beyond any applicable grace period, the outstanding principal amount of which Indebtedness exceeds $50 million in the aggregate; or

(e) the Company or any Material Subsidiary becoming insolvent, bankrupt, or an order for the winding-up or liquidation of the Company or any Material Subsidiary being made by a court of competent jurisdiction or any such court issuing an order of sequestration or process of execution against, or against all the property of, the Company or any Material Subsidiary or the appointment of a receiver of the Company or any Material Subsidiary or all of their respective property or the ordering of the winding-up or liquidation of their respective affairs unless the Company or the Material Subsidiary, as the case may be, actively and diligently contests in good faith such decree or order and has such decree or order stayed on or before 60 business days after the issue of such decree or order by court; and

(f) a resolution being passed for the winding-up or liquidation of the Company or any Material Subsidiary except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 8.01 are duly observed and performed or if the Company or any Material Subsidiary institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it, respectively, or consents or does not object within the time limit therefor to the filing of any such petition or to the appointment of a receiver of the Company or any Material Subsidiary, or all of its respective property, or makes a general assignment for the benefit of its respective creditors or admits in writing its inability to pay its debts generally as they became due or takes corporate action in furtherance or any of the aforesaid purposes.

Section 6.02 Notice of Events of Default

(1) If an Event of Default shall occur and be continuing, the Trustee shall, within a reasonable time, but not exceeding 30 days, after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debenture holders in the manner provided in Section 10.02, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Debenture holders' Request, the Trustee shall not be required to give such notice if the Trustee reasonably believes that the withholding of such notice is in the best interest of the Debenture holders and shall have so advised the Company in writing.

(2) When notice of the occurrence of an Event of Default has been given under subsection 6.02(l) and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debenture holders in the manner provided in Section 10.02 within a reasonable time, but not exceeding 30 days, after the Trustee becomes aware that the Event of Default has been cured.

Section 6.03 Acceleration on Default

(1) If an Event of Default shall occur and be continuing, the Trustee may, in its discretion, and shall, upon receipt of a Debenture holders' Request subject to the provisions of Section 6.04, by notice in writing to the Company declare the principal of and interest on all Debentures then outstanding and all other moneys outstanding hereunder with respect to the Debentures to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Company shall forthwith pay to the Trustee for the benefit of the Debenture holders the principal of and accrued and unpaid interest on the Debentures together with interest at the same rate on such principal, interest and other moneys payable hereunder from the date of default until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Company's obligations hereunder with respect to the Debentures and under the Debentures and any moneys so received by the Trustee shall be applied in the manner provided in Section 6.07.

(2) Nothing herein shall be deemed to prevent the Trustee or, subject to Section 6.06, the holder of any Debenture from proving claims in any insolvency or winding up proceedings for such amounts in respect of the Debentures as they may be permitted to claim under the laws applicable to such insolvency or winding up proceedings or from receiving payment of any such amounts.

Section 6.04 Waiver of Default

Upon the happening of any Event of Default:

(a) subject to Section 9.11 hereof, the holders of the Debentures then outstanding by instrument in writing signed by the holders of a majority in aggregate principal amount of the outstanding Debentures may by requisition in writing instruct the Trustee to waive such Event of Default and/or to cancel any declaration made by the Trustee pursuant to Section 6.03 hereof, and the Trustee shall thereupon waive

such default and/or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal of and interest on the Debentures then outstanding to be due and payable or to obtain or enforce payment of the same, shall have power to waive any default hereunder if the same shall have been remedied or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as to the Trustee may seem advisable; provided that no act or omission either of the Trustee or of the Debenture holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

Section 6.05 Enforcement by the Trustee

(1) Subject to the provisions of Sections 6.04 and 11.15 and to the provisions of any Extraordinary Resolution that may be passed by the Debenture holders, in case the Company shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.03 hereof, the principal of and interest on the Debentures then outstanding, together with any other amounts due thereunder, the Trustee may in its discretion and shall upon receipt of a Debenture holders' Request and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred and upon receiving such funds as it reasonably considers necessary as security for such indemnity, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal of and interest on all the Debentures then outstanding together with any other amounts due thereunder by such proceedings authorized by this indenture or by law or in equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this indenture or by suit at law or in equity as the Trustee shall deem expedient.

(2) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and

of the holders of the Debentures against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debenture holder.

(3) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interest and the interests of the holders of the Debentures.

(4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee may be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

Section 6.06 Suits by Debenture Holders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder unless (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default or a breach of one of the covenants of the Company provided for in Article V and such breach shall have continued unremedied for a period of 60 days unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period, and, in such event, within the period agreed to by the Trustee; and (b) the holders of Debentures by Extraordinary Resolution or by a Debenture holders' Request to the Trustee have requested the Trustee to take such action (unless such request is subsequently rescinded by instrument in writing signed by the holders of a majority in aggregate principal amount of the outstanding Debentures); and (c) the holders of Debentures or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within 30 days after such notification, request and offer of indemnity. If any holder of a Debenture shall, acting on behalf of himself and all other holders of Debentures, be entitled to institute any action or proceeding in accordance with this Section 6.06, the Company shall, in addition to the other moneys payable hereunder, pay to such holder if such action or proceeding is substantially successful the reasonable costs and expenses incurred in connection therewith.

Section 6.07 Application of Moneys by Trustee

(1) Except as herein otherwise expressly provided, any moneys received by the Trustee from the Company pursuant to the foregoing provisions of this Article, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company shall be applied, together with any other moneys in the hands of the Trustee available for such purposes, as follows:

(a) first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this indenture;

(b) second, but subject to the provisions of Section 7.02 and as hereinafter in this Section 6.07 provided, in payment of the principal of and accrued and unpaid interest then due on the Debentures then outstanding and interest on amounts in default in the priority of principal first and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such Extraordinary Resolution; and

(c) third, in payment of the surplus, if any, of such moneys to the Company or its assigns.

Section 6.08 Distribution of Proceeds

Payments to holders of Debentures pursuant to clause (b) of subsection 6.07(l) shall be made as follows:

(a) at least 10 business days' notice of every such payment shall be given in the manner provided in Section 10.02 specifying the time when and the place or places where the Debentures are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Trustee shall not be required to make any interim payment to Debenture holders unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in clause (a) of subsection 6.07(l), exceed 5% of the principal amount of the Debentures then outstanding.

Section 6.09 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures, is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

Section 6.10 Immunity of Shareholders, Etc.

The Debenture holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company or of any Successor Person for the payment of the principal of or interest on any of the Debentures or on any covenant, agreement, representation or warranty of the Company herein or in the Debentures contained.

Section 6.11 Judgment Against the Company

The Company covenants and agrees with the Trustee that, in case of any judicial or other proceeding to enforce the rights of the Debenture holders, judgment may be rendered against it in favour of the Debenture holders or in favour of the Trustee, as trustee for the Debenture holders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other moneys owing hereunder.

Section 6.12 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or shareholders of the Company or any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company shall be bound in respect hereof.

ARTICLE VII
SATISFACTION AND DISCHARGE

Section 7.01 Cancellation and Destruction

All matured Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this indenture shall be destroyed by the Trustee (in the presence of a representative of the Company if requested in writing by the Company) and the Trustee shall prepare and furnish to the Company a destruction certificate in respect of the Debentures so destroyed.

Section 7.02 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal thereof and/or the interest thereon or represented thereby becomes payable either on the Maturity Date or otherwise, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Company shall be entitled to pay to the Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Debentures or any amount of interest thereon, the Company shall be entitled to direct the Trustee to set aside; or

(c) if the payment was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal moneys and/or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this indenture; and thereupon the principal moneys and/or the interest payable on or represented by each Debenture in respect of which such moneys have been set aside shall be deemed to have been paid and, in the case of the payment of principal at maturity or of the Redemption Price, the Debenture in respect of which payment shall have been deemed to be made shall be deemed to have been cancelled and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 7.03.

Section 7.03 Repayment of Unclaimed Moneys

Subject to any applicable laws, any moneys set aside under Section 7.02 and not claimed by and paid to holders of Debentures as provided in Section 7.02 within six years after the date of such setting aside shall be repaid to the Company by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the holders of the Debentures in respect of which such moneys were so repaid to the Company shall have no rights in respect thereof except to obtain payment of the moneys due thereon from the Company.

Section 7.04 Discharge

Upon proof being given to the reasonable satisfaction of the Trustee of compliance with the following conditions:

(a) that the Company has paid and discharged or provided for the payment and discharge of the entire indebtedness on all Debentures outstanding hereunder in any one or more of the following ways:

(i) by paying or causing to be paid the principal and interest on Debentures outstanding hereunder as and when the same became due and payable;

(ii) by paying to the Trustee, or making provision satisfactory to the Trustee for the payment of, moneys sufficient to pay principal and interest to maturity on Debentures outstanding hereunder; and/or

(iii) by delivering to the Trustee, for cancellation by it, Debentures outstanding hereunder;

(b) that all other moneys (if any) payable hereunder have been paid or satisfied; and

(c) that all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon, the remuneration of the Trustee and any other amount howsoever owing to it hereunder have been paid or provision satisfactory to the Trustee has been made therefor;

the Trustee shall, upon a Written Order of the Company and at the expense of the Company, execute and deliver to the Company such instruments as shall be requisite to evidence the satisfaction of the obligations of the Company under this indenture and to release the Company from its covenants herein contained except those relating to the indemnification of the Trustee. The Company will provide a Written Order to the Trustee requesting release pursuant to this Section which is based upon satisfying the Trustee *inter alia* of compliance with the conditions in Section 7.04(a)(ii).

ARTICLE VIII
SUCCESSOR PERSONS

Section 8.01 Certain Requirements

The Company shall not, so long as any of the Debentures are outstanding, directly or indirectly, enter into any merger, arrangement, reorganization, consolidation, amalgamation, sale, conveyance, disposal, lease or other transaction, either in one transaction or in a series of transactions, and whether at the same time or over a period of time, whereby all or substantially all of its undertaking or assets would become the property of any other Person (any such other Person being herein referred to as a "Successor Person") unless:

(a) the transaction is an amalgamation of the type referred to in subsection 184(1) or (2) of the CBCA and the Company shall have delivered a Certificate of the Company to that effect; or

(b) the transaction is an amalgamation of the Company with one or more other companies pursuant to an amalgamation agreement under the applicable provisions of the CBCA or is another transaction pursuant to which the Successor Person is the Company; and

(i) the Successor Person resulting from such amalgamation is subject to all duties, liabilities and obligations of the Company under this indenture and the Debentures;

(ii) no condition or event shall exist as to the Company or the Successor Person either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of this indenture; and

(iii) the Company shall have delivered a Certificate of the Company and shall either deliver an opinion of Counsel or shall have satisfied the Trustee in each case that the conditions precedent in subparagraphs (b)(i) and (b)(ii) hereof relating to such amalgamation or such other transaction have been fulfilled; or

(c) if the Successor Person is other than the Company,

(i) the Successor Person executes, prior to or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are necessary or advisable to evidence the assumption by the Successor Person of the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of the Successor Person to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this indenture;

(ii) such transaction shall be upon such terms as not to materially prejudice any of the rights and powers of the Trustee or of the Debenture holders hereunder;

(iii) no condition or event exists as to the Company or the Successor Person either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of this indenture; and

(iv) the Company shall (A) have delivered to the Trustee a Certificate of the Company stating that such arrangement, reorganization, consolidation, merger, amalgamation, sale, conveyance or disposal or other transaction and such supplemental indenture, if any, comply with this paragraph (c) and that all conditions precedent herein provided for relating to such transaction have been fulfilled and (B) have satisfied the Trustee or have delivered an opinion of Counsel to the effect that all such conditions have been fulfilled.

Section 8.02 Vesting of Powers in Successor

Whenever the conditions of Section 8.01 have been duly observed and performed the Successor Person shall possess and from time to time may exercise each and every right and power of the Company under this indenture in the name of the Company or otherwise and any act or proceeding by any provision of this indenture required to be done or performed by any directors or officers of the Company may be done and performed with like force and effect by the directors or officers of such Successor Person.

ARTICLE IX
MEETINGS OF DEBENTURE HOLDERS

Section 9.01 Rights to Convene Meeting

The Trustee may at any time and from time to time and shall on receipt of a Written Order of the Company or a Debenture holders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Debenture holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting and, in the case of receipt of a Debenture holders' Request, upon receiving such funds as it reasonably considers necessary as security for such indemnity, convene a meeting of the Debenture holders. In the event of the Trustee failing within 30 days after receipt of any such request and such funding and indemnity to give notice convening a meeting, the Company or such Debenture holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Winnipeg or at such other place as may be approved or determined by the Trustee.

Section 9.02 Notice of Meetings

At least 30 days' notice of any meeting shall be given to the Debenture holders in the manner provided in Section 10.02 and a copy thereof shall be sent by post to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

Section 9.03 Chairman

Some person, who need not be a Debenture holder, nominated in writing by the Trustee shall be the chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debenture holders present in person or by proxy shall choose some person present to be chairman.

Section 9.04 Quorum

At any meeting of the Debenture holders a quorum shall consist of Debenture holders present in person or by proxy and representing at least 25% in principal amount of the then outstanding Debentures except in the case of a meeting at which an Extraordinary Resolution is passed in which case a quorum shall consist of Debenture holders present in person or by proxy and representing at least 50% in principal amount of the then outstanding Debentures. If a quorum of the Debenture holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debenture holders or pursuant to a Debenture holders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a business day in which case it shall be adjourned to the next following business day thereafter) at the same time

and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Debenture holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% or 50%, as the case may be, of the principal amount of the then outstanding Debentures.

Section 9.05 Power to Adjourn

The chairman of any meeting at which a quorum of the Debenture holders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.06 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given on a poll without demand therefor. At any such meeting, unless a poll is duly demanded or required as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 9.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debenture holders present, a poll shall be taken in such manner and either at once or after an adjournment, as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

Section 9.08 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debenture holder or as proxy for one or more Debenture holders or both, shall have one vote. On a poll each Debenture holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. A proxy need not be a Debenture holder. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint registered holders. A registered holder shall have the right to cast a portion of the votes to which such holder is entitled in favour of, and a portion against, any question or resolution and may refrain from voting any portion of such votes.

Section 9.09 Regulations

The Trustee or the Company with the approval of the Trustee may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for and governing:

(a) the voting by proxy by Debenture holders and the form of instrument appointing proxies where authorized under such regulations and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Debenture holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled, telegraphed or telecopied before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulation so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debenture holders and Persons whom Debenture holders have by instrument in writing duly appointed as their proxies.

Section 9.10 Company and Trustee may be Represented

The Company and the Trustee, by their respective employees, officers or directors, and the legal advisers of the Company and the Trustee, may attend any meeting of the Debenture holders, but shall have no vote as such.

Section 9.11 Powers Exercisable by Extraordinary Resolution

(1) In addition to the powers conferred upon them by any other provisions of this indenture or by law, a meeting of the Debenture holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to assent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Debenture holders and/or the Trustee against the Company or against its property, whether such rights arise under this indenture or the Debentures or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this indenture and the Debentures which shall be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c) power to assent to any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 8.01 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to restrain any Debenture holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Debentures except any suit, action or proceeding therefor taken for the execution of any trust or power hereunder;

(f) power to direct any Debenture holder who, as such, has brought any action, suit or proceeding to stay or discontinue;

(g) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(h) power to amend, alter or repeal any Extraordinary Resolution previously adopted by the Debenture holders; and

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debenture holders, such of the powers of the Debenture holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation of such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be Debenture holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedures generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a

quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debenture holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith.

(2) Notwithstanding subsection (1) above, but subject to subsection 11.05(1), no Extraordinary Resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights of the Trustee hereunder without the Trustee's express written consent, such consent not to be unreasonably withheld.

Section 9.12 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this indenture stated to be exercisable by the Debenture holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Debenture holders to exercise the same or any other such power or combination of powers thereafter from time to time.

Section 9.13 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debenture holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had thereat, to have been duly passed and had.

Section 9.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debenture holders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by an instrument in writing circulated to all of the Debenture holders and signed in one or more counterparts by the holders of 50% of the principal amount of all the then outstanding Debentures except matters to be taken and powers to be exercised by Extraordinary Resolution of the Debenture holders in which case all such matters may be taken and all such powers may be exercised by an instrument in writing circulated to all of the Debenture holders and signed in one or more counterparts by the holders of $66^{2/3}$% of the principal amount of all the then outstanding Debentures, and the expression "Extraordinary Resolution" when used in this indenture shall include an instrument so signed. A holder may sign such an instrument in respect of a portion only of the principal amount of the Debentures held by such holder.

Section 9.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article IX at a meeting of Debenture holders shall be binding upon all the Debenture holders, whether present at or absent from such meeting, and every instrument in writing signed by Debenture holders in accordance with Section 9.14 shall be binding upon all the Debenture holders, whether signatories thereto or not, and each and every Debenture holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE X NOTICES

Section 10.01 Notice to Company

Except as otherwise provided herein, any notice to the Company under the provisions of this indenture shall be valid and effective if given by:

(i) personal delivery or registered letter, postage prepaid, addressed to the Company to the attention of the Vice-President, Counsel and Secretary, Canada at 100 Osborne Street North, Winnipeg Manitoba R3C 3A5. Any notice personally delivered in accordance with the foregoing shall be deemed to have been effectively given on the date of delivery and in the case of delivery by registered letter shall be deemed to have been received on the date five business days after the date of mailing; or

(ii) telecopy, to the attention of the Vice-President, Counsel and Secretary, Canada at (204) 946-4129, in which case notice shall be deemed to have been received on the day of sending provided that receipt of the notice has been confirmed by the sender by telephone at (204) 946-7501.

The Company may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Company for all purposes of this indenture.

Section 10.02 Notice to Debenture Holders

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Debenture holders shall be deemed to be validly given if such notice is sent by unregistered surface or air mail, postage prepaid, addressed to such holders at their respective addresses appearing on the register of holders above mentioned; and if in the case of joint holders of any Debenture more than one address appears in the register in respect of such joint holding, such notice shall be addressed only to the first address so appearing.

(2) Any notice so given by mail shall be deemed to have been given on and from the date of mailing. In determining under any provision hereof the date when notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debenture holder shall not invalidate any action or proceeding founded thereon.

Section 10.03 Notice to Trustee

Any notice to the Trustee under the provisions of this indenture shall be valid and effective if given by:

(i) personal delivery or registered letter, postage prepaid, addressed to the Trustee at Computershare Trust Company of Canada, 710, 530 8th Avenue

SW, Calgary, Alberta, T2P 3S8 to the attention of the Manager, Corporate Trust Services and shall be deemed in the case of personal delivery to have been received on the date of delivery and in the case of a registered letter shall be deemed to have been effectively given on the date five business days after the date of mailing; or

(ii) telecopy, to the attention of the Manager, Corporate Trust Services at (403) 267-6598, in which case notice shall be deemed to have been received on the day of sending provided that receipt of the notice has been confirmed by the sender by telephone at (403) 267-6800.

The Trustee may from time to time notify the Company in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this indenture.

Section 10.04 Postal Disruption

In the event of a postal disruption, any notice to be given by mailing shall, in the case of notice to the Company or the Trustee, be deemed to be validly given if personally delivered to a responsible officer of such party and, in the case of notice to the holders of Debentures, shall be deemed to be validly given if given in any manner acceptable to the Trustee.

ARTICLE XI
CONCERNING THE TRUSTEE

Section 11.01 Trust Indenture Legislation

(1) In this Article XI, the expression "indenture legislation" means the provisions, if any, of any statute of Canada or any Province thereof, and of any regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are in the opinion of Counsel at the time in force and applicable to this indenture or the Company.

(2) The Company and the Trustee agree that each will at all times in relation to this indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of the indenture legislation.

(3) If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of indenture legislation, such mandatory requirement shall prevail.

Section 11.02 No Conflict of Interest

The Trustee represents to the Company and for the benefit of the Debenture holders that at the date of the execution and delivery of this indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder.

Section 11.03 Duties of the Trustee

The Trustee, in exercising its powers and discharging its duties hereunder, shall:

(i) act honestly and in good faith with a view to the best interests of the Debenture holders; and

(ii) exercise the care, diligence and skill of a reasonably prudent Trustee.

Section 11.04 Reliance Upon Declarations

The Trustee will not be in contravention of the provisions of Section 11.03 if it acts and relies in good faith upon statutory declarations, certificates, opinions, reports, resolutions or notices furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder if such statutory declarations, certificates, opinions, reports, resolutions or notices comply with the provisions of Section 11.06 below, if applicable, and with any other applicable provisions of this indenture.

Section 11.05 Replacement of Trustee

(1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company 60 days' notice in writing or such shorter notice

as the Company may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section. The Debenture holders by Extraordinary Resolution shall have the power at any time to remove the Trustee and to appoint a new Trustee. In no event shall any resignation or removal of the Trustee become effective until a new Trustee shall have assumed all powers, rights, duties and responsibilities of the Trustee hereunder. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debenture holders; failing such appointment by the Company, the retiring Trustee at the Company's expense or any Debenture holder may apply to a Judge of the Ontario Superior Court of Justice (the "Court") on such notice as such Judge may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Debenture holders. Any new Trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Provinces of Manitoba and Ontario. On any new appointment the new Trustee upon execution of a counterpart of this indenture shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2) Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor trustee or of the Company, the Trustee ceasing to act, at the Company's expense, shall execute and deliver an instrument assigning and transferring to such successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and at the Company's expense shall duly assign, transfer and deliver all property and money held by such Trustee to the successor trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on the request of such new trustee, be made, executed, acknowledged and delivered by the Company.

Section 11.06 Evidence and Authority to the Trustee

(1) The Company shall furnish to the Trustee evidence of compliance with the conditions provided for in this indenture relating to any action or step required or permitted to be taken by the Company or the Trustee under this indenture or as a result of any obligation imposed under this indenture, including, without limitation, the issue, certification and delivery of Debentures hereunder, the satisfaction and discharge of this indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Company forthwith if and when: (a) such evidence is required by any other section of this indenture to be furnished to the Trustee in accordance with the terms of this Section 11.06, or (b) the Trustee, in the exercise of its rights and duties under this indenture, gives the Company written notice

requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i) a Certificate of the Company or a statutory declaration made by Persons entitled to sign a Certificate of the Company stating that any such condition has been complied with in accordance with the terms of this indenture;

(ii) in the case of any such condition, compliance with which is, by the terms of this indenture, made subject to review by legal counsel, an opinion of Counsel that such condition has been complied with in accordance with the terms of this indenture; and

(iii) in the case of any such condition compliance with which is, by the terms of this indenture, made subject to review or examination by an auditor or accountant, an opinion or report of the auditors of the Company or any accountant licensed under the *Public Accountancy Act* (Ontario) based on the examinations or enquiries required to be made under the terms of this indenture, in each case approved by the Trustee, that such condition has been complied with in accordance with the terms of this indenture.

Whenever such evidence relates to a matter other than the issue, certification and delivery of Debentures, the satisfaction and discharge of this indenture or the taking of any other action to be taken by the Trustee at the request of or on the application of the Company, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any lawyer, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by such Person, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a Certificate of the Company.

(2) Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this indenture shall include a statement by the Person giving the evidence (a) declaring that such Person has read and understands the provisions of this indenture relating to the condition in question, (b) describing the nature and scope of the examination or investigation upon which such Person based the statutory declaration, certificate, opinion or report, and (c) declaring that such Person has made such examination or investigation as such Person believes necessary to enable such Person to make the statements or give the opinions contained or expressed therein.

(3) At least once in each twelve-month period beginning on the date the Debentures are first issued hereunder and at any other reasonable time upon the demand of the Trustee, the Company shall furnish the Trustee with a certificate that the Company has complied with all requirements contained in this indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, and with all covenants and conditions contained in this indenture or, if there has been failure to so comply, giving particulars thereof. Upon the demand of the Trustee, the Company shall furnish the Trustee with evidence in such form as the Trustee may require as to compliance with any condition contained

in this indenture relating to any action required or permitted to be taken by the Company or as a result of any obligation imposed by this indenture.

(4) Except as herein otherwise expressly provided, the Trustee may act on and rely in acting upon any resolution, direction, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, facsimile or other document, including, without limitation, any Certified Resolution, Certificate of the Company or Written Order of the Company, reasonably believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

Section 11.07 Certificate of the Company as Evidence

Except as otherwise specifically provided or prescribed by this indenture, whenever in the administration of the provisions of this indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may act and rely upon a Certificate of the Company.

Section 11.08 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor or other expert, whether obtained by the Trustee or by the Company, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Company.

Section 11.09 Trustee May Deal in Debentures

Subject to Section 11.02, the Trustee and its affiliates, as such term is defined in the Trust and Loan Companies Act, may buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

Section 11.10 Investment of Moneys Held by Trustee

(1) Unless otherwise provided in this indenture, any moneys held by the Trustee which under the trusts of this indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are expressed to mature within two years after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall so invest such moneys on the direction of the Company.

(2) Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Company, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest then current on similar deposits.

(3) Unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable the Trustee shall pay over to the Company all interest received by the Trustee in respect of any investment or deposits made pursuant to the provisions of this Section.

Section 11.11 Trustee Not Ordinarily Bound

Except as provided in Section 6.03 and as otherwise specifically provided herein, the Trustee shall not, subject to the provisions of indenture legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Trustee shall have been required to do so by a Debenture holders' Request or by any Extraordinary Resolution of the Debenture holders passed in accordance with the provisions contained in Article IX, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

Section 11.12 Protection of the Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) neither the Trustee nor any of its agents shall be liable for or by reason of any statements of fact or recitals in this indenture or in the Debentures (except the representation contained in Section 11.02 hereof and in the certificate of the Trustee on the Debentures) or required to verify the same but all such statements or recitals are and shall be deemed to be made by the Company;

(b) nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this indenture or any instrument ancillary or supplemental hereto, or to procure any further, other or additional instrument of further assurance; and

(c) in the exercise of its rights and duties hereunder the Trustee shall not be in any way responsible for the consequence of any breach on the part of the Company of any of the Company's covenants herein contained or of any acts of the agents of the Company.

Section 11.13 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this indenture or otherwise in respect of these premises.

Section 11.14 Trustee Not to be Appointed Receiver

The Trustee and any Person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

Section 11.15 Conditions Precedent to the Trustee's Obligations to Act

(1) Notwithstanding any other provision in this indenture, the obligation of the Trustee to commence any act, action or proceeding for the purpose of enforcing or determining its rights or enforcing or determining the obligations of the Company hereunder or under the Debentures shall be conditional upon the Debenture holders or the Company, as the case may be, furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and security and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against liabilities, claims and demands incurred thereby.

(2) None of the provisions contained in this indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Trustee, before commencing or at any time during the continuance of any such act, action or proceeding, may require the Debenture holders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

Section 11.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Debenture holders, subject to all the terms and conditions herein set forth.

Section 11.17 Indemnity

The Company shall indemnify and save harmless the Trustee, its officers, directors, employees and agents from and against all losses, actions, costs, liabilities, claims, demands, fees and disbursements of whatever kind or nature, which may at any time be suffered by, imposed on, incurred by or asserted against the Trustee, howsoever arising from or out of any act, omission or error of the Trustee made in connection with its acting as Trustee under this indenture unless arising from negligence, bad faith or willful misconduct on the part of the Trustee or its officers, directors, employees or agents. Notwithstanding any resignation or removal of the Trustee, or discharge of this indenture, such indemnity shall continue in respect of all actions taken by the Trustee pursuant to this indenture prior to any such resignation, removal or discharge.

ARTICLE XII
SUPPLEMENTAL INDENTURES

Section 12.01 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of its Directors, the Company may, and they shall, when required by this indenture, execute, acknowledge and deliver, by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Company herein contained for the protection of the holders of the Debentures and/or providing for Events of Default in addition to those set out in Section 6.01;

(b) making such provision not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which, in the opinion of the Trustee, it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications will not be materially prejudicial to the interests of the Debenture holders;

(c) evidencing the succession, or successive successions, of other corporations to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this indenture;

(d) giving effect to any Extraordinary Resolution passed as provided in Article IX; and

(e) for any other purpose not inconsistent with the terms of this indenture, provided that the Trustee shall be of the opinion that such purpose shall not be materially prejudicial to the rights of the Debenture holders.

The Trustee may also, without the consent or concurrence of the Debenture holders, by supplemental indenture or otherwise, concur with the Company in making any changes or corrections in this indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Debenture holders are not materially prejudiced thereby.

ARTICLE XIII
EXECUTION AND FORMAL DATE

Section 13.01 Execution

This indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

Section 13.02 Formal Date

This indenture may be referred to as bearing the formal date of March 21, 2003 irrespective of the actual date of execution hereof.

Section 13.03 Language of Indenture

The parties hereto have requested that this indenture and all contracts, documents or notices relating thereto be drafted in the English language; les parties à cet acte ont exigé que cet acte et tout contrat, document ou avis y afférent soit rédigé en langue anglaise.

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

GREAT-WEST LIFECO INC.

By: ______________________________
Authorized Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

SCHEDULE "A"

Form of Debenture

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, since the registered holder hereof, CDS & Co., has an interest herein

CUSIP • $200,000,000

GREAT-WEST LIFECO INC.

6.14% DEBENTURE DUE MARCH 21, 2018

FOR VALUE RECEIVED, GREAT-WEST LIFECO INC. (the "Company") hereby promises to pay to the registered holder hereof on March 21, 2018, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of two hundred million dollars ($200,000,000) in lawful money of Canada, on presentation and surrender of this Debenture at the principal offices of Computershare Trust Company of Canada (the "Trustee") in the City of Calgary, Alberta or in the City of Toronto, Ontario, and in the meantime to pay interest, on the said principal sum during the period from and including March 21, 2003, or from and including the last Interest Payment Date (as defined in the Indenture) to which interest shall have been paid or made available for payment on this Debenture, whichever is later, to but excluding the date on which the Debentures are repaid at the rate of 6.14% per annum calculated and payable semi-annually in arrears in equal instalments on the relevant Interest Payment Date and, in the case of default, to pay interest on the amount overdue at the same rate of interest per annum as is applicable to the Debentures on the date of such default calculated and payable semi-annually, in arrears on the relevant Interest Payment Dates. Interest hereon shall be payable (except at maturity or redemption when interest hereon will be paid on surrender hereof) by cheque mailed to the registered holder hereof or by electronic funds transfer to an account designated in writing to the Company and the Trustee by the registered holder hereof or by such other means as may be approved by the Trustee or as may become customary for the payment of interest on indebtedness of companies similar to the Debentures, and, subject to the provisions of the Indenture, the mailing of such cheque or the making of such other payment shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby plus the amount of any tax which the Company is required to and does withhold therefrom.

This Debenture is issued pursuant to a trust indenture dated as of March 21, 2003 (the "Indenture") between the Company and Computershare Trust Company of Canada as trustee, and is a direct, unsecured obligation of the Company. As provided in the Indenture, payment of all amounts owing hereunder, in the event of the insolvency or winding-up of the Company, will rank at least *pari passu* with all other direct, unsecured and unsubordinated

indebtedness of the Company from time to time issued and outstanding without any preference among such direct, unsecured and unsubordinated indebtedness.

The Company may, at its option, redeem the Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price (as defined in the Indenture) and the principal amount thereof, together in each case with accrued and unpaid interest to the date fixed for redemption, all as more fully provided in the Indenture.

The Company may purchase Debentures in the market or by tender to all the holders of the Debentures or by private contract at any price, all as set out in the Indenture.

The Indenture provides, among other things, for: (a) the exchange of this Debenture at the option of the holder for other Debentures in any other authorized denominations in the same aggregate principal amount; (b) in case of an Event of Default (as defined in the Indenture) the principal of and interest on all Debentures then outstanding and all other moneys outstanding under the Indenture with respect to the Debentures becoming due and payable in certain circumstances; and (c) making binding upon all Debenture holders resolutions passed at meetings of holders of Debentures issued thereunder and instruments in writing signed by the holders of a specified percentage of the outstanding principal amount of Debentures.

Reference is made to the Indenture for further particulars of the rights of the holders of the Debentures and of the Company and of the Trustee in respect thereof, to the same effect as if all provisions of the Indenture were set forth herein, to all of which provisions the holder of this Debenture by acceptance hereof assents. To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter prevails.

This Debenture may be transferred upon compliance with the conditions set out in the Indenture at the principal office of the Trustee in the City of Calgary, Alberta or in the City of Toronto, Ontario, by the registered holder or such holder's executors, administrators or other legal representatives or such holder's attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe and with all other conditions prescribed by law and, except in the case where a new Debenture is issued upon such transfer, the transfer shall have been noted on this Debenture by the Trustee.

The Indenture and this Debenture shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

This Debenture shall not become obligatory for any purpose until certified by or on behalf of the Trustee.

IN WITNESS WHEREOF the Company has caused this Debenture to be signed by its duly authorized officers as of the 21st day of March, 2003.

GREAT-WEST LIFECO INC.

By: ______________________________
Authorized Officer

TRUSTEE'S CERTIFICATE

This is one of the 6.14% Debentures due March 21, 2018 issued under the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA,
Trustee

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

NO WRITING HEREON EXCEPT BY THE REGISTRAR

REGISTRATION PANEL

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF REGISTRAR

11525365.2

(Form of Transfer)

FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto __________

____

the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing ____________________________________

____

attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated: ______________________________

Signature guaranteed by:

______________________________ ______________________________

Signature

____

____

Address

The signature must be guaranteed by a Schedule I major Canadian chartered bank, trust company or a member of an acceptable Medallion Guarantee Program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

Exemption # 82-34728

Dated as of the 21st day of March, 2003

GREAT-WEST LIFECO INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST INDENTURE

FOR

DEBENTURES MATURING MARCH 21, 2033

Blake, Cassels & Graydon LLP
Toronto

TABLE OF CONTENTS

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TABLE OF CONTENTS

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TABLE OF CONTENTS

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THIS INDENTURE made as of the 21st day of March, 2003.

BETWEEN:

GREAT-WEST LIFECO INC., a company governed by the *Canada Business Corporations Act* (hereinafter called the "Company")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office in the City of Winnipeg in the Province of Manitoba (hereinafter called the "Trustee")

WITNESSES THAT:

WHEREAS the Company deems it desirable to borrow money for its corporate purposes and with a view to so doing wishes to create and issue the Debentures (as hereinafter defined) pursuant to this indenture;

AND WHEREAS all necessary resolutions of the Directors of the Company have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder and this indenture and the execution thereof legal, valid and effective;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE IT IS HEREBY COVENANTED, AGREED AND DECLARED as follows:

ARTICLE I
INTERPRETATION

Section 1.01 Definitions

In this indenture and in the Debentures unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following expressions shall have the meanings assigned below, namely:

(1) "this indenture", "this Trust Indenture", "hereto", "herein", "hereby", "hereunder", "hereof", and similar expressions refer to this instrument and not to any particular Article, Section, clause, subdivision or other portion hereof, and include any and every instrument supplemental or ancillary hereto or required to implement this instrument;

(2) "Book-Entry System" means the record entry security transfer and pledge system known as at the date hereof by the name "Depository Service", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS in force from time to time and any successor system thereof;

(3) "business day" means any day other than a Saturday or Sunday on which banks generally are open for business in Toronto, Ontario and Winnipeg, Manitoba;

(4) "CBCA" means the *Canada Business Corporations Act* (Canada) and any Act that may be substituted therefor, as the same may be from time to time amended; and reference to a particular section of the CBCA includes reference to a section of similar effect in any such substituted or amended Act;

(5) "CDS" means The Canadian Depository for Securities Limited and its successors approved by the Company and Trustee;

(6) "Company" means Great-West Lifeco Inc. and every successor corporation to or of the Company which shall have complied with Article VIII;

(7) "Canada Yield Price" for any Debenture means a price that is equal to the price which, if the Debentures were to be issued at such price on the Redemption Date, would provide a yield thereon from the Redemption Date to March 21, 2033 equal to the Government of Canada Yield plus 30 basis points, compounded semi-annually and calculated on the day that is three business days prior to the Redemption Date;

(8) "Certificate of the Company" means a written certificate of the Company signed in the name of the Company by any one of its senior officers and may consist of one or more instruments so executed, and "Written Order of the Company" shall mean a written order of the Company signed by such Person;

(9) "Certified Resolution" means a copy of a resolution of the Board of Directors certified by the corporate secretary or an assistant secretary of the Company to have been duly passed and to be in full force and effect on the date of such certification;

(10) "Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Company and acceptable to the Trustee, acting reasonably;

(11) "Debenture holders" or "holders" means the Persons for the time being entered in the registers as holders of Debentures;

(12) "Debenture holders' Request" means an instrument or instrument in writing signed in one or more counterparts by the holder or holders of not less than 25% in principal amount of the Debentures then outstanding, requesting the Trustee to take some action or proceeding specified therein;

(13) "Debentures" means the Debentures of the Company issued and certified or to be issued and certified hereunder from time to time and for the time being outstanding;

(14) "Director" means a director of the Company for the time being and "Directors" or "Board of Directors" means the Board of Directors of the Company or, whenever duly empowered, the executive committee of the Board of Directors of the Company, for the time being, and reference to action by the Directors means action by the Directors of the Company as a board or action by the said executive committee as a committee;

(15) "Events of Default" has the meaning ascribed thereto in Section 6.01 and "Event of Default" means any one of them;

(16) "Extraordinary Resolution" means a resolution passed by the affirmative vote of the holders of not less than $66^{2/3}$% of the principal amount of the Debentures represented and voted at a meeting of holders of Debentures which shall have been duly called and held in accordance with the provisions hereof, or contained in any instrument or instruments in writing signed in one or more counterparts by the holders of not less than $66^{2/3}$% of the principal amount of the Debentures then outstanding;

(17) "Funded Obligations" means any Indebtedness which is not payable on demand and which by its terms matures, or is renewable at the option of the debtor to a date, more than 18 months after the date such Indebtedness was created, assumed, guaranteed or last renewed;

(18) "Government of Canada Yield" on any date means the average of the mid-market yields to maturity, determined by the Investment Dealers at 10:00 a.m. (Toronto time) on the date that is three business days prior to the Redemption Date, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such date in Canadian dollars in Canada, and with a term to maturity equal to the remaining term to March 21, 2033;

(19) "Indebtedness" means any indebtedness of any Person for borrowed money other than money borrowed from the Company or a subsidiary of the Company;

(20) "Interest Payment Date" means the 21st day of each of March and September (or if such day is not a business day, on the next business day thereafter), with the first Interest Payment Date being September 21, 2003 and the last such Interest Payment Date being the Maturity Date;

(21) "Investment Dealers" means two investment dealers selected by the Trustee from a list of investment dealers provided by the Company and approved by the Company, who are independent of the Company and are members of the Investment Dealers Association of Canada (or if the Investment Dealers Association of Canada shall cease to exist, such other independent investment dealers as the Trustee may select, with the approval of the Company), which investment dealers shall be retained by and at the cost of the Company to determine the Canada Yield Price as provided in subsection 1.01(7) hereof and the Government of Canada Yield as provided in subsection 1.01(18) hereof;

(22) "Material Subsidiary" means any one of The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, GWL&A Financial Inc., London Insurance Group Inc., London Life Insurance Company, and, if and when they become subsidiaries of the Company, Canada Life Financial Corporation and The Canada Life Assurance Company, and "Material Subsidiaries" shall mean two or more of such companies;

(23) "Maturity Date" for any Debenture means March 21, 2033;

(24) "Obligations" means, with respect to any Person, all items which in accordance with Canadian generally accepted accounting principles would be included as liabilities on the liability side of the balance sheet of such Person as of the date at which Obligations are to be determined, and all contingent liabilities of such Person in respect of any of the foregoing.

(25) "Permitted Encumbrances" means any of the following:

(a) any purchase money Security Interest (including by way of capital lease) granted by the Company;

(b) any Security Interest on a property or asset acquired by the Company that secures the Obligation of a Person (whether or not such Obligation is assumed by the acquiring Person) which Security Interest exists at the time such property or asset is acquired and which was not incurred in contemplation of such property or asset being acquired;

(c) any Security Interest for taxes, government charges and business related liens in respect of the Company;

(d) any Security Interest on any of the Company's assets (other than on the common shares of any Material Subsidiary) granted, assumed or suffered to exist in the ordinary course of business and for the purpose of carrying on the same in favour of any bank or other lender to secure any Indebtedness of the Company other than Funded Obligations; and

(e) any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Security Interest referred to in the foregoing provided the extension, renewal, alteration, substitution or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest and the principal amount of the Obligation secured thereby is not increased.

(26) "Participant" means a broker, dealer, bank or other financial institution or other Person for whom CDS effects book-entry transfers under the Book-Entry System;

(27) "Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a limited partnership, a trust, an unincorporated organization, the government of a country or any political sub-division thereof or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity, however designated or constituted;

(28) "Redemption Date" has the meaning ascribed thereto in Section 3.04;

(29) "Redemption Price" has the meaning ascribed thereto in Section 3.01;

(30) "Security Interest" means any assignment, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property or assets that secures payment of any Indebtedness or Obligation;

(31) "Successor Person" has the meaning ascribed thereto in Section 8.01;

(32) "Trust and Loan Companies Act" means the *Trust and Loan Companies Act* (Canada) and any Act that may be substituted therefor, as the same may be from time to time amended; and

(33) "Trustee" means Computershare Trust Company of Canada and includes any successor to or of Computershare Trust Company of Canada for the time being as trustee hereunder.

Section 1.02 Number and Gender

Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and words importing individuals shall include firms and corporations and vice versa.

Section 1.03 Meaning of "Outstanding"

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or until moneys for the payment thereof shall be set aside under Article VII, provided that:

(a) where a new Debenture has been issued in substitution for a Debenture which has been lost, stolen, mutilated, defaced or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(b) for the purpose of any provisions of this indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this indenture, Debentures owned directly or indirectly, legally or equitably by the Company shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith to the Company shall not be so disregarded if the pledgor shall establish to the satisfaction of the Trustee the pledgor's right to vote such Debentures in his discretion free from the control of the Company.

Section 1.04 Headings, Etc.

The division of this indenture into Articles and Sections, the provision of an index and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.05 Applicable Law

This indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

ARTICLE II
DEBENTURES

Section 2.01 Issuance of Debentures

(1) The aggregate principal amount of Debentures which may be authorized hereunder is limited to Four Hundred Million Dollars ($400,000,000) in lawful money of Canada and upon receipt by the Trustee of the following:

(a) a Certified Resolution authorizing the issue and delivery of up to $400,000,000 aggregate principal amount of the Debentures;

(b) a Certificate of the Company to the effect that, so far as is known to the Persons signing the same, it is not in default in the performance of any of its covenants herein contained and that it has complied with all the requirements of the CBCA and of this indenture in connection with the issue of the Debentures;

(c) a Written Order of the Company for the certification and delivery of the Debentures; and

(d) an opinion of Counsel that all requirements imposed by this indenture or by law in connection with the proposed issue of Debentures have been complied with;

the Debentures, in definitive or interim form, to such aggregate principal amount, may forthwith and from time to time be executed by the Company and certified by or on behalf of the Trustee and delivered by it to or upon the Written Order of the Company, without the Trustee receiving any consideration therefor.

Section 2.02 Intentionally Omitted

Section 2.03 Form and Terms of Debentures

(1) The Debentures authorized to be issued hereunder shall be designated "6.67% Debentures due March 21, 2033".

(2) The Debentures shall bear interest from and including March 21, 2003 or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later, to but excluding the date on which the Debentures are repaid at the rate of 6.67% per annum calculated and payable semi-annually in arrears in equal installments on the relevant Interest Payment Date.

(3) The Debentures shall be direct, unsecured obligations of the Company.

(4) The Debentures shall not be redeemed or purchased by the Company prior to their Maturity Date except as provided in Articles III and IV hereof.

(5) Subject to Section 2.09, the Debentures shall be issuable in fully registered form only in minimum denominations of $1,000 and in integral multiples thereof; shall be in the

English language; shall be in a form approved by the Trustee and the Company but substantially in the form set out in Schedule "A" and shall bear such legends and such distinguishing letters and numbers as the Trustee shall approve.

(6) Payment of all amounts owing in respect of the Debentures or otherwise provided for hereunder shall be made in lawful money of Canada.

Section 2.04 Signing of Debentures

The Debentures may but need not be under the seal of the Company, or a reproduction thereof (which shall be deemed to be the seal of the Company), and the Debentures shall be signed (either manually or by facsimile signature) by either of the Co-Presidents and Chief Executive Officers or the Vice-President, Finance, Canada. A facsimile signature upon any of the Debentures shall for all purposes of this indenture be deemed to be the signature of the Person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced and notwithstanding that any such Person whose signature, either manual or in facsimile, may appear on the Debentures does not at the date of this indenture or at the date of the Debentures or at the date of the certifying and delivery thereof, hold office such Debentures shall be valid and binding upon the Company and shall be entitled to the benefits of this indenture.

Section 2.05 Certification

(1) No Debenture shall be issued or, if issued, shall be obligatory, or shall entitle the holder to the benefits of this indenture, until it has been certified by or on behalf of the Trustee in the form set out in Schedule "A" hereto or in some other form approved by the Trustee. Such certification by the Trustee upon any Debenture shall be conclusive evidence as against the Company that the Debenture so certified has been duly issued hereunder and is a valid obligation of the Company and that the holder is entitled to the benefit hereof.

(2) The certification of the Trustee on any Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this indenture or of the Debentures or their issuance and the Trustee shall in no respect be liable or answerable for the use made of such Debentures or any of them or the proceeds thereof. The certification of the Trustee shall however be a representation and warranty by the Trustee that said Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this indenture.

Section 2.06 Interim Debentures or Certificates

Pending the delivery of definitive Debentures to the Trustee, the Company may issue and the Trustee certify in lieu thereof interim Debentures, in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures when the same are ready for delivery; or the Company may execute and the Trustee certify a temporary Debenture for the whole principal amount of Debentures then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Company and the

Trustee may approve, entitling the holders thereof to definitive Debentures when the same are ready for delivery. When so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this indenture equally with all other Debentures duly issued and to be issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the said interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debenture holders and entitled to the benefit of this indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Company shall have executed and delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debenture, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Company or the Trustee to the holders of such interim Debentures or certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

Section 2.07 Payment of Principal and Interest

(1) The principal of the Debentures will be paid on the Maturity Date or such earlier date as the principal amount may become due in accordance with the provisions hereof upon presentation and surrender of the Debentures at the place at which a register of holders is maintained pursuant to Section 2.10.

(2) Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures, shall bear interest from and including March 21, 2003 or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever shall be the later.

(3) As interest becomes due on each Debenture (except at maturity or redemption when interest will be paid upon surrender of such Debenture) the Company, either directly or through the Trustee, shall: (a) not less than three days prior to the date for payment thereof, send by prepaid ordinary mail, a cheque for such interest (less any tax required by law to be withheld therefrom) negotiable at any branch in Canada of such Canadian chartered bank as may be designated by the Company and payable to the order of the then holder of such Debenture and addressed to him at his last address appearing on the register, unless such holder otherwise directs, or (b) effect payment of interest by electronic funds transfer to an account designated in writing to the Company and Trustee by the holder of such Debenture or by such other means as may be approved by the Trustee or as may become customary for the payment of interest on indebtedness of companies similar to the Debentures. In the case of joint holders of Debentures the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and if more than one address appears on the register in respect of such joint holding the cheque shall be mailed to the first address so appearing. The mailing of such cheque or making of such other payment shall, to the extent of the sum represented thereby plus the amount of tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless such cheque is not paid on presentment at any such branch. In the event of non-receipt of any cheque for interest by the Person to whom it is so sent as aforesaid, the Company will issue to such Person a replacement cheque for a like amount upon being furnished

with such evidence of non-receipt as the Company and the Trustee shall reasonably require and upon being indemnified to their satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption of mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as if payment had been made in the manner provided above.

(4) Interest shall be computed on the basis of a year of 365 or 366 days, as applicable. The Company shall provide to the Trustee its interest calculation in respect of each Interest Payment Date.

(5) If the date for payment of any amount of principal or interest in respect of the Debentures is not a business day, then the holder thereof shall not be entitled to payment of the amount due until the next following business day nor to any further interest or other payment in respect of such delay.

Section 2.08 Debentures to Rank *Pari Passu*

All Debentures are direct, unsecured obligations of the Company which, in the case of the insolvency or winding-up of the Company, will rank at least *pari passu* with all other direct, unsecured and unsubordinated indebtedness of the Company from time to time issued and outstanding without any preference among such direct, unsecured and unsubordinated indebtedness.

Section 2.09 Book-Entry System

(1) Notwithstanding any other provision of this indenture, the Company may elect to have the Debentures issued hereunder represented in the form of a typewritten, English language, fully registered global Debenture held by, or on behalf of, CDS as depository of the global Debenture (for its Participants) and registered on the register maintained by the Trustee pursuant to Section 2.10 in the name of CDS or its nominee, and it is expressly acknowledged that any such registrations of ownership and transfers of such Debenture, or interests of Participants therein, will be made by CDS only through the Book-Entry System. Subject to this Section 2.09, the rights of the holder of any beneficial interest in the Debentures represented by a global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Debenture) shall be limited to those established by any agreement (including a letter of representations of the Company to CDS) between the Company and CDS, by applicable law and agreements between CDS and its Participants and between such Participants and the holder of such beneficial interest. Accordingly, except as provided herein, neither the Company nor the Trustee shall be under any obligation to deliver, nor shall the holder of such interest have any right to require the delivery of, a certificate evidencing a Debenture to the holder of the interest in such Debenture, and the responsibility and liability of the Company in respect of notices or payments on the Debentures will be limited to giving notice or making payment of any principal, redemption price, if any, and interest due on the Debentures to CDS or its nominee. The Company and the Trustee hereby further acknowledge and agree that neither the Company nor the Trustee shall have any liability or responsibility for (i) records maintained

by CDS relating to beneficial ownership interests in the Debentures held by CDS or the book-entry accounts maintained by CDS, or (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to CDS and contained herein with respect to the rules and regulations of CDS or any action to be taken by CDS or at the direction of the Participants. In the event of any conflict between this indenture and any such agreement between the Company and CDS, the terms of any such agreement shall prevail provided however that after the occurrence of an Event of Default or a breach of any of the covenants of the Company provided for in this indenture which breach shall have continued unremedied for a period of sixty days after the Company has received notice of such breach, unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period and, in such event, within the period agreed to by the Trustee, holders of the Debentures may at any time determine (which determination shall, for greater certainty, not require an Extraordinary Resolution) that the continuation of the holding of the Debentures by a Book-Entry only global certificate is no longer in the best interests of such holders. Upon any such determination, or if required to do so by law, or if the Book-Entry System ceases to exist, or if the Company determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and the Company is unable to locate a qualified successor, or if the Company at its option elects to terminate the record entry system for any reason,

(a) the Trustee shall notify CDS and shall request CDS to notify the Participants of the availability of definitive fully registered certificates;

(b) the Trustee shall request CDS to deliver the global certificate to the Trustee and the Trustee shall thereupon reduce the holdings of CDS on the register maintained hereunder to nil in respect of the Debenture represented by the global certificate;

(c) the Company shall issue or cause to be issued in accordance with and subject to the provisions of this indenture in exchange for the global certificate Debentures in definitive form in an aggregate amount equal to the amount of the global certificate registered in the names of the Participants as advised by CDS in accordance with their proportionate interest in the global Debenture as recorded in the records maintained by CDS as at the date of the issue of the Debentures in definitive form; and

(d) after such replacement of the global certificate by definitive Debentures, all payments in respect of the Debentures in definitive form shall be made to the registered holders thereof in accordance with the terms and conditions of the Debentures in definitive form and the provisions of this indenture and in all other respects such registered holders shall be the holders thereof for all purposes hereunder.

All expenses of the Trustee and CDS relating to the foregoing shall be paid by the Company.

(2) Any notice required or permitted to be given to Debenture holders while the Debentures are represented by a global Debenture held by, or on behalf of, CDS or its nominee as part of the Book-Entry System, shall be provided to CDS.

Section 2.10 Register of Debentures

(1) The Company shall cause to be kept by and at the principal offices of the Trustee in the City of Calgary, Alberta, a register of holders in which shall be entered the names and addresses of the holders of the Debentures and particulars of the Debentures held by them, respectively, and a register of transfers in which shall be entered all transfers of Debentures.

(2) No transfer of a Debenture registered on the register maintained by the Trustee in accordance with this Section 2.10 shall be valid unless made on the aforesaid registers of transfers by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe and with all other conditions prescribed by law, nor, except in the case where a new Debenture is issued upon such transfer, unless the transfer shall have been noted on the Debenture by the Trustee.

Section 2.11 Transferee Entitled to Registration

The transferee of a Debenture registered on the register maintained by the Trustee in accordance with Section 2.10 shall, after the appropriate form of transfer is lodged with the Trustee and upon compliance with all other conditions in that behalf required by this indenture or by law, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous holder of such Debenture, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

Section 2.12 No Notice of Trusts

Subject to Section 2.09, neither the Company nor the Trustee shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied or constructive, in respect of any Debenture or otherwise), by the registered holder or any Person whom the Company or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Debenture and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

Section 2.13 Registers Open for Inspection

The register provided for in Section 2.10 shall at all reasonable times be open for inspection by the Company, the Trustee or any Debenture holder. The Trustee shall from time to time when requested to do so furnish the Company with a list of names and addresses of holders of registered Debentures entered on the register kept by it showing the principal amount and serial numbers of the Debentures held by each such holder.

Section 2.14 Restriction on Exchanges and Transfers

Neither the Company nor the Trustee shall be required to make transfers or exchanges of Debentures on any Interest Payment Date for the Debentures or during the 15

preceding business days or in the case of a Debenture to be redeemed in whole or in part, during the 15 business days prior to a notice of redemption required to be given in accordance with Article III.

Section 2.15 Ownership of Debentures

Unless otherwise required by law or as set out in Section 2.09, the Person in whose name any Debenture is registered on the register maintained by the Trustee pursuant to Section 2.10 shall for all the purposes of this indenture be and be deemed to be the owner thereof and payment of or on account of the principal, Redemption Price, if any, and interest on such Debenture shall be made only to or upon the order in writing of such registered holder.

Section 2.16 Payment Free from Equities

The registered holder for the time being of any Debenture shall be entitled to the principal, Redemption Price, if any, and/or interest evidenced by such instrument free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction and all Persons may act accordingly and the receipt of any such registered holder for any such principal or interest shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any such registered holder save as aforesaid.

Section 2.17 Evidence of Ownership

The Company and the Trustee may treat the registered holder of any Debenture as the owner thereof without actual production of such Debenture for the purposes specified above.

Section 2.18 Mutilation, Loss, Theft or Destruction of Debentures

In case any of the Debentures issued and certified hereunder shall become mutilated, defaced or be lost, stolen or destroyed, the Company shall, subject to the provisions of this Section, issue, and thereupon the Trustee shall certify and deliver, a new Debenture of like date and tenor as the one mutilated, defaced, lost, stolen or destroyed upon surrender and cancellation of the mutilated or defaced Debenture or in lieu of and in substitution for a lost, stolen or destroyed Debenture and the new Debenture shall be in a form approved by the Trustee and shall be entitled to the benefit of this indenture equally with all other Debentures to be issued hereunder without preference or priority one over another. In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Company and to the Trustee such evidence of loss, theft or destruction as shall be satisfactory to them in their discretion (and for such purpose an affidavit of loss shall be sufficient evidence) and may also be required to furnish an indemnity in an amount and form satisfactory to them in their reasonable discretion. The applicant for a new Debenture shall pay all expenses incidental to the issuance of such substituted Debenture.

Section 2.19 Exchanges of Debentures

(1) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination or denominations and in the same aggregate principal amount.

(2) Debentures may only be exchanged at the principal office of the Trustee in the City of Calgary, Alberta or in the City of Toronto, Ontario. Any Debentures tendered for exchange shall be surrendered to the Trustee. All Debentures surrendered for exchange shall be cancelled. The Company shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid.

(3) In every case of exchange of Debentures of any denomination for other Debentures and for any transfer of Debentures, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp tax or other governmental charge required to be paid and payment of the said charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto. In addition, the Trustee may charge a reasonable charge for its services for each Debenture exchanged or transferred and a reasonable charge for every exchange or transfer, and payment of the said charges shall be made by the Debenture holder requesting such exchange or transfer immediately upon request therefor.

ARTICLE III
REDEMPTION

Section 3.01 Optional Redemption

The Company may, at its option, redeem the Debentures in whole at any time or in part from time to time at a redemption price equal to the greater of the Canada Yield Price and the principal amount thereof together in each case with accrued and unpaid interest to the date fixed for redemption; such redemption price together with such accrued and unpaid interest constituting a "Redemption Price".

Section 3.02 Places of Payments

The Redemption Price of Debentures called for redemption under any provision hereof shall be payable upon presentment and surrender thereof at any of the places where the principal of such Debentures is expressed to be payable and at such other places, if any, as may be specified in the notice of redemption.

Section 3.03 Partial Redemption

(1) Subject to Section 3.01, any part, being an integral multiple of $1,000, of a Debenture, may be called for redemption as hereinafter provided and all references in this indenture to redemption shall be deemed to include redemption of any such part.

(2) In case less than all the Debentures are to be redeemed, the Company shall in each such case, at least 15 business days before the date upon which the notice of redemption is to be given, notify the Trustee in writing of its intention to redeem Debentures and of the aggregate principal amount of Debentures so to be redeemed. The Debentures so to be redeemed shall be selected by the Trustee on a *pro rata* basis (to the nearest multiple of $1,000) in accordance with the principal amount of Debentures registered in the name of each holder or in such other manner as it shall deem equitable. For this purpose, the Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debentures may be so selected and regulations so made shall be valid and binding upon all holders notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to redemption in part only.

(3) The holder of any Debenture of which part only is called for redemption shall, upon presentation of such Debenture and upon receiving the monies payable by reason of such redemption, surrender the said Debenture at the place at which a register of holders is maintained pursuant to Section 2.10 and the Trustee shall cancel the same and without charge forthwith certify and deliver to the said holder a new Debenture of the same aggregate principal amount equal to the unredeemed part of the principal amount of the Debenture so surrendered. In the event that any Debenture of which part only is called for redemption is surrendered in accordance with the foregoing, the Trustee shall provide the holder with a receipt evidencing surrender of such Debenture.

Section 3.04 Notice of Redemption

The Company shall give notice of redemption to the registered holders of the Debentures and to the Trustee not more than 60 nor less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Article X. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the formula by which the Redemption Price shall be determined and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

Section 3.05 Payment of Redemption Price

Upon notice being given in accordance with Section 3.04, the principal amount of the Debentures so called for redemption shall be and become due and payable at the Redemption Price, on the Redemption Date and with the same effect as if it were the date of maturity specified in such Debentures, anything therein and herein to the contrary notwithstanding and, from and after such Redemption Date, interest upon the principal amounts so becoming due and payable shall cease unless payment of the Redemption Price shall not be made on presentment for surrender of such Debenture at the place specified in Section 3.02 on or after the Redemption Date and prior to the setting aside of the Redemption Price pursuant to Article VII.

Section 3.06 Cancellation of Retired Debentures

All Debentures redeemed under the provisions of this Article III shall be forthwith delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor.

ARTICLE IV
OPTIONAL PURCHASE OF DEBENTURES

Section 4.01 Purchase of Debentures

Subject to applicable law, the Company may purchase Debentures in the open market or by tender to all holders of Debentures or by private contract at any price. All Debentures purchased by the Company under the provisions of this Article IV shall be delivered to and cancelled by the Trustee and no Debentures shall be issued in substitution therefor.

ARTICLE V
COVENANTS OF THE COMPANY

The Company hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debenture holders as follows:

Section 5.01 To Pay Principal and Interest

That the Company will duly and punctually pay or cause to be paid to every Debenture holder or, in accordance with Section 7.02 hereof, to the Trustee on behalf of each Debenture holder referred to in Section 7.02, the principal of and interest accrued on (including, in case of default, interest on all amounts overdue at the rate specified) the Debentures of which he is the holder on the dates, at the places, in the moneys, and in the manner mentioned herein and in the Debentures.

Section 5.02 To Preserve Status

That, subject to the express provisions hereof, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights.

Section 5.03 To Carry on Business

That, except as herein otherwise expressly provided, the Company will itself or through subsidiaries carry on and conduct its business in a proper, efficient and businesslike manner and in accordance with good business practice.

Section 5.04 Books and Records

That the Company shall keep proper books of account in accordance with generally accepted accounting principles applicable to it as the holding corporation of insurance companies.

Section 5.05 Observe and Perform Covenants

That the Company will not do or omit to do any act which could, with the passage of time, the giving of notice or otherwise, create an Event of Default.

Section 5.06 To Pay Trustee's Remuneration

That the Company will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee in and about the administration and execution of the trusts hereby created (including reasonable compensation and disbursements of its counsel and other advisors and assistants not regularly in its employ) and such moneys, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to the payment of any principal of or interest on any of the Debentures. The said remuneration shall

continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this indenture shall be in course of administration by or under the direction of the court.

Section 5.07 Not to Extend Time for Payment of Interest or Principal

That, in order to prevent any accumulation after maturity of interest or of unpaid Debentures, the Company will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures or of any principal payable in respect of any Debentures and that it will not directly or indirectly be or become a party to or approve any such arrangement by funding any payment of any interest upon said Debentures or any principal thereof or in any other manner; and that the Company shall and will deliver to the Trustee all Debentures when paid as evidence of such payment. In case the time for the payment of any such interest or principal shall be so extended, whether or not such extension be by or with the consent of the Company, notwithstanding anything herein or in the Debentures contained, such interest and/or principal shall not be entitled in case of default hereunder to the benefit of this indenture except the principal of all the Debentures and of all interest on such Debentures the payment of which has not been so extended.

Section 5.08 Trustee May Perform Covenants

That if the Company shall fail to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 6.03) need not, notify the Debenture holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purpose, but shall be under no obligation so to do; and all sums so expended or advanced shall be repayable by the Company in the manner provided in Section 5.06, but no such performance, expenditure or disbursement by the Trustee shall be deemed to relieve the Company of any default hereunder of its continuing obligations and the covenants contained herein.

Section 5.09 Trustee Appointed Attorney

The Company hereby irrevocably appoints the Trustee to be the attorney of the Company in the name and on behalf of the Company to execute and do any deeds, transfers, conveyances, assignments, assurances and things which the Company ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Trust Indenture.

Section 5.10 Negative Pledge

So long as any of the Debentures are outstanding, the Company will not create, assume or suffer to exist any Security Interest on any of its assets to secure any Obligation unless at the same time the Company shall secure or cause to be secured equally and rateably therewith all the Debentures then outstanding, provided that this will not apply to or operate to prevent Permitted Encumbrances.

ARTICLE VI
DEFAULTS AND ENFORCEMENT

Section 6.01 Events of Default

The following events are herein sometimes referred to as "Events of Default":

(a) the Company's failure to pay any principal of or premium on the Debentures when due and the continuance of such default for a period of five days;

(b) the Company's failure to pay any interest on the Debentures when due and the continuance of such default for a period of 30 days;

(c) the Company's failure to perform or observe any other covenant or agreement of the Company under this indenture, any supplemental indenture hereto or the Debentures and the continuance of such default for a period of 60 days after written notice thereof to the Company by the Trustee;

(d) the failure by the Company or any Material Subsidiary, whether as primary obligor or guarantor, to pay any principal, premium or interest when due and payable on any Indebtedness beyond any applicable grace period, the outstanding principal amount of which Indebtedness exceeds $50 million in the aggregate; or

(e) the Company or any Material Subsidiary becoming insolvent, bankrupt, or an order for the winding-up or liquidation of the Company or any Material Subsidiary being made by a court of competent jurisdiction or any such court issuing an order of sequestration or process of execution against, or against all the property of, the Company or any Material Subsidiary or the appointment of a receiver of the Company or any Material Subsidiary or all of their respective property or the ordering of the winding-up or liquidation of their respective affairs unless the Company or the Material Subsidiary, as the case may be, actively and diligently contests in good faith such decree or order and has such decree or order stayed on or before 60 business days after the issue of such decree or order by court; and

(f) a resolution being passed for the winding-up or liquidation of the Company or any Material Subsidiary except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 8.01 are duly observed and performed or if the Company or any Material Subsidiary institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it, respectively, or consents or does not object within the time limit therefor to the filing of any such petition or to the appointment of a receiver of the Company or any Material Subsidiary, or all of its respective property, or makes a general assignment for the benefit of its respective creditors or admits in writing its inability to pay its debts generally as they became due or takes corporate action in furtherance or any of the aforesaid purposes.

Section 6.02 Notice of Events of Default

(1) If an Event of Default shall occur and be continuing, the Trustee shall, within a reasonable time, but not exceeding 30 days, after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Debenture holders in the manner provided in Section 10.02, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Debenture holders' Request, the Trustee shall not be required to give such notice if the Trustee reasonably believes that the withholding of such notice is in the best interest of the Debenture holders and shall have so advised the Company in writing.

(2) When notice of the occurrence of an Event of Default has been given under subsection 6.02(l) and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debenture holders in the manner provided in Section 10.02 within a reasonable time, but not exceeding 30 days, after the Trustee becomes aware that the Event of Default has been cured.

Section 6.03 Acceleration on Default

(1) If an Event of Default shall occur and be continuing, the Trustee may, in its discretion, and shall, upon receipt of a Debenture holders' Request subject to the provisions of Section 6.04, by notice in writing to the Company declare the principal of and interest on all Debentures then outstanding and all other moneys outstanding hereunder with respect to the Debentures to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Company shall forthwith pay to the Trustee for the benefit of the Debenture holders the principal of and accrued and unpaid interest on the Debentures together with interest at the same rate on such principal, interest and other moneys payable hereunder from the date of default until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Company's obligations hereunder with respect to the Debentures and under the Debentures and any moneys so received by the Trustee shall be applied in the manner provided in Section 6.07.

(2) Nothing herein shall be deemed to prevent the Trustee or, subject to Section 6.06, the holder of any Debenture from proving claims in any insolvency or winding up proceedings for such amounts in respect of the Debentures as they may be permitted to claim under the laws applicable to such insolvency or winding up proceedings or from receiving payment of any such amounts.

Section 6.04 Waiver of Default

Upon the happening of any Event of Default:

(a) subject to Section 9.11 hereof, the holders of the Debentures then outstanding by instrument in writing signed by the holders of a majority in aggregate principal amount of the outstanding Debentures may by requisition in writing instruct the Trustee to waive such Event of Default and/or to cancel any declaration made by the Trustee pursuant to Section 6.03 hereof, and the Trustee shall thereupon waive

such default and/or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal of and interest on the Debentures then outstanding to be due and payable or to obtain or enforce payment of the same, shall have power to waive any default hereunder if the same shall have been remedied or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as to the Trustee may seem advisable; provided that no act or omission either of the Trustee or of the Debenture holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

Section 6.05 Enforcement by the Trustee

(1) Subject to the provisions of Sections 6.04 and 11.15 and to the provisions of any Extraordinary Resolution that may be passed by the Debenture holders, in case the Company shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.03 hereof, the principal of and interest on the Debentures then outstanding, together with any other amounts due thereunder, the Trustee may in its discretion and shall upon receipt of a Debenture holders' Request and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred and upon receiving such funds as it reasonably considers necessary as security for such indemnity, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal of and interest on all the Debentures then outstanding together with any other amounts due thereunder by such proceedings authorized by this indenture or by law or in equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this indenture or by suit at law or in equity as the Trustee shall deem expedient.

(2) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and

of the holders of the Debentures against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debenture holder.

(3) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interest and the interests of the holders of the Debentures.

(4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee may be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

Section 6.06 Suits by Debenture Holders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder unless (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default or a breach of one of the covenants of the Company provided for in Article V and such breach shall have continued unremedied for a period of 60 days unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period, and, in such event, within the period agreed to by the Trustee; and (b) the holders of Debentures by Extraordinary Resolution or by a Debenture holders' Request to the Trustee have requested the Trustee to take such action (unless such request is subsequently rescinded by instrument in writing signed by the holders of a majority in aggregate principal amount of the outstanding Debentures); and (c) the holders of Debentures or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within 30 days after such notification, request and offer of indemnity. If any holder of a Debenture shall, acting on behalf of himself and all other holders of Debentures, be entitled to institute any action or proceeding in accordance with this Section 6.06, the Company shall, in addition to the other moneys payable hereunder, pay to such holder if such action or proceeding is substantially successful the reasonable costs and expenses incurred in connection therewith.

Section 6.07 Application of Moneys by Trustee

(1) Except as herein otherwise expressly provided, any moneys received by the Trustee from the Company pursuant to the foregoing provisions of this Article, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company shall be applied, together with any other moneys in the hands of the Trustee available for such purposes, as follows:

(a) first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this indenture;

(b) second, but subject to the provisions of Section 7.02 and as hereinafter in this Section 6.07 provided, in payment of the principal of and accrued and unpaid interest then due on the Debentures then outstanding and interest on amounts in default in the priority of principal first and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such Extraordinary Resolution; and

(c) third, in payment of the surplus, if any, of such moneys to the Company or its assigns.

Section 6.08 Distribution of Proceeds

Payments to holders of Debentures pursuant to clause (b) of subsection 6.07(1) shall be made as follows:

(a) at least 10 business days' notice of every such payment shall be given in the manner provided in Section 10.02 specifying the time when and the place or places where the Debentures are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Debenture shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Trustee shall not be required to make any interim payment to Debenture holders unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in clause (a) of subsection 6.07(l), exceed 5% of the principal amount of the Debentures then outstanding.

Section 6.09 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures, is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

Section 6.10 Immunity of Shareholders, Etc.

The Debenture holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company or of any Successor Person for the payment of the principal of or interest on any of the Debentures or on any covenant, agreement, representation or warranty of the Company herein or in the Debentures contained.

Section 6.11 Judgment Against the Company

The Company covenants and agrees with the Trustee that, in case of any judicial or other proceeding to enforce the rights of the Debenture holders, judgment may be rendered against it in favour of the Debenture holders or in favour of the Trustee, as trustee for the Debenture holders, for any amount which may remain due in respect of the Debentures and the interest thereon and any other moneys owing hereunder.

Section 6.12 Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or shareholders of the Company or any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company shall be bound in respect hereof.

ARTICLE VII
SATISFACTION AND DISCHARGE

Section 7.01 Cancellation and Destruction

All matured Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this indenture shall be destroyed by the Trustee (in the presence of a representative of the Company if requested in writing by the Company) and the Trustee shall prepare and furnish to the Company a destruction certificate in respect of the Debentures so destroyed.

Section 7.02 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal thereof and/or the interest thereon or represented thereby becomes payable either on the Maturity Date or otherwise, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a) the Company shall be entitled to pay to the Trustee and direct it to set aside; or

(b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment of the Debentures or any amount of interest thereon, the Company shall be entitled to direct the Trustee to set aside; or

(c) if the payment was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal moneys and/or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this indenture; and thereupon the principal moneys and/or the interest payable on or represented by each Debenture in respect of which such moneys have been set aside shall be deemed to have been paid and, in the case of the payment of principal at maturity or of the Redemption Price, the Debenture in respect of which payment shall have been deemed to be made shall be deemed to have been cancelled and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 7.03.

Section 7.03 Repayment of Unclaimed Moneys

Subject to any applicable laws, any moneys set aside under Section 7.02 and not claimed by and paid to holders of Debentures as provided in Section 7.02 within six years after the date of such setting aside shall be repaid to the Company by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the holders of the Debentures in respect of which such moneys were so repaid to the Company shall have no rights in respect thereof except to obtain payment of the moneys due thereon from the Company.

Section 7.04 Discharge

Upon proof being given to the reasonable satisfaction of the Trustee of compliance with the following conditions:

(a) that the Company has paid and discharged or provided for the payment and discharge of the entire indebtedness on all Debentures outstanding hereunder in any one or more of the following ways:

(i) by paying or causing to be paid the principal and interest on Debentures outstanding hereunder as and when the same became due and payable;

(ii) by paying to the Trustee, or making provision satisfactory to the Trustee for the payment of, moneys sufficient to pay principal and interest to maturity on Debentures outstanding hereunder; and/or

(iii) by delivering to the Trustee, for cancellation by it, Debentures outstanding hereunder;

(b) that all other moneys (if any) payable hereunder have been paid or satisfied; and

(c) that all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon, the remuneration of the Trustee and any other amount howsoever owing to it hereunder have been paid or provision satisfactory to the Trustee has been made therefor;

the Trustee shall, upon a Written Order of the Company and at the expense of the Company, execute and deliver to the Company such instruments as shall be requisite to evidence the satisfaction of the obligations of the Company under this indenture and to release the Company from its covenants herein contained except those relating to the indemnification of the Trustee. The Company will provide a Written Order to the Trustee requesting release pursuant to this Section which is based upon satisfying the Trustee *inter alia* of compliance with the conditions in Section 7.04(a)(ii).

ARTICLE VIII
SUCCESSOR PERSONS

Section 8.01 Certain Requirements

The Company shall not, so long as any of the Debentures are outstanding, directly or indirectly, enter into any merger, arrangement, reorganization, consolidation, amalgamation, sale, conveyance, disposal, lease or other transaction, either in one transaction or in a series of transactions, and whether at the same time or over a period of time, whereby all or substantially all of its undertaking or assets would become the property of any other Person (any such other Person being herein referred to as a "Successor Person") unless:

(a) the transaction is an amalgamation of the type referred to in subsection 184(1) or (2) of the CBCA and the Company shall have delivered a Certificate of the Company to that effect; or

(b) the transaction is an amalgamation of the Company with one or more other companies pursuant to an amalgamation agreement under the applicable provisions of the CBCA or is another transaction pursuant to which the Successor Person is the Company; and

(i) the Successor Person resulting from such amalgamation is subject to all duties, liabilities and obligations of the Company under this indenture and the Debentures;

(ii) no condition or event shall exist as to the Company or the Successor Person either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of this indenture; and

(iii) the Company shall have delivered a Certificate of the Company and shall either deliver an opinion of Counsel or shall have satisfied the Trustee in each case that the conditions precedent in subparagraphs (b)(i) and (b)(ii) hereof relating to such amalgamation or such other transaction have been fulfilled; or

(c) if the Successor Person is other than the Company,

(i) the Successor Person executes, prior to or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are necessary or advisable to evidence the assumption by the Successor Person of the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of the Successor Person to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this indenture;

(ii) such transaction shall be upon such terms as not to materially prejudice any of the rights and powers of the Trustee or of the Debenture holders hereunder;

(iii) no condition or event exists as to the Company or the Successor Person either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto that constitutes or would with the giving of notice or lapse of time or both constitute an Event of Default or violation of any covenant or condition of this indenture; and

(iv) the Company shall (A) have delivered to the Trustee a Certificate of the Company stating that such arrangement, reorganization, consolidation, merger, amalgamation, sale, conveyance or disposal or other transaction and such supplemental indenture, if any, comply with this paragraph (c) and that all conditions precedent herein provided for relating to such transaction have been fulfilled and (B) have satisfied the Trustee or have delivered an opinion of Counsel to the effect that all such conditions have been fulfilled.

Section 8.02 Vesting of Powers in Successor

Whenever the conditions of Section 8.01 have been duly observed and performed the Successor Person shall possess and from time to time may exercise each and every right and power of the Company under this indenture in the name of the Company or otherwise and any act or proceeding by any provision of this indenture required to be done or performed by any directors or officers of the Company may be done and performed with like force and effect by the directors or officers of such Successor Person.

ARTICLE IX
MEETINGS OF DEBENTURE HOLDERS

Section 9.01 Rights to Convene Meeting

The Trustee may at any time and from time to time and shall on receipt of a Written Order of the Company or a Debenture holders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Debenture holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting and, in the case of receipt of a Debenture holders' Request, upon receiving such funds as it reasonably considers necessary as security for such indemnity, convene a meeting of the Debenture holders. In the event of the Trustee failing within 30 days after receipt of any such request and such funding and indemnity to give notice convening a meeting, the Company or such Debenture holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Winnipeg or at such other place as may be approved or determined by the Trustee.

Section 9.02 Notice of Meetings

At least 30 days' notice of any meeting shall be given to the Debenture holders in the manner provided in Section 10.02 and a copy thereof shall be sent by post to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

Section 9.03 Chairman

Some person, who need not be a Debenture holder, nominated in writing by the Trustee shall be the chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debenture holders present in person or by proxy shall choose some person present to be chairman.

Section 9.04 Quorum

At any meeting of the Debenture holders a quorum shall consist of Debenture holders present in person or by proxy and representing at least 25% in principal amount of the then outstanding Debentures except in the case of a meeting at which an Extraordinary Resolution is passed in which case a quorum shall consist of Debenture holders present in person or by proxy and representing at least 50% in principal amount of the then outstanding Debentures. If a quorum of the Debenture holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debenture holders or pursuant to a Debenture holders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a business day in which case it shall be adjourned to the next following business day thereafter) at the same time

and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Debenture holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% or 50%, as the case may be, of the principal amount of the then outstanding Debentures.

Section 9.05 Power to Adjourn

The chairman of any meeting at which a quorum of the Debenture holders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.06 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given on a poll without demand therefor. At any such meeting, unless a poll is duly demanded or required as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 9.07 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debenture holders present, a poll shall be taken in such manner and either at once or after an adjournment, as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

Section 9.08 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debenture holder or as proxy for one or more Debenture holders or both, shall have one vote. On a poll each Debenture holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. A proxy need not be a Debenture holder. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint registered holders. A registered holder shall have the right to cast a portion of the votes to which such holder is entitled in favour of, and a portion against, any question or resolution and may refrain from voting any portion of such votes.

Section 9.09 Regulations

The Trustee or the Company with the approval of the Trustee may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for and governing:

(a) the voting by proxy by Debenture holders and the form of instrument appointing proxies where authorized under such regulations and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Debenture holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled, telegraphed or telecopied before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulation so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debenture holders and Persons whom Debenture holders have by instrument in writing duly appointed as their proxies.

Section 9.10 Company and Trustee may be Represented

The Company and the Trustee, by their respective employees, officers or directors, and the legal advisers of the Company and the Trustee, may attend any meeting of the Debenture holders, but shall have no vote as such.

Section 9.11 Powers Exercisable by Extraordinary Resolution

(1) In addition to the powers conferred upon them by any other provisions of this indenture or by law, a meeting of the Debenture holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) power to assent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Debenture holders and/or the Trustee against the Company or against its property, whether such rights arise under this indenture or the Debentures or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this indenture and the Debentures which shall be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c) power to assent to any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 8.01 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to restrain any Debenture holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Debentures except any suit, action or proceeding therefor taken for the execution of any trust or power hereunder;

(f) power to direct any Debenture holder who, as such, has brought any action, suit or proceeding to stay or discontinue;

(g) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(h) power to amend, alter or repeal any Extraordinary Resolution previously adopted by the Debenture holders; and

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debenture holders, such of the powers of the Debenture holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation of such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be Debenture holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedures generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a

quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debenture holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith.

(2) Notwithstanding subsection (1) above, but subject to subsection 11.05(1), no Extraordinary Resolution shall modify, abrogate, alter, compromise, arrange or otherwise affect the rights of the Trustee hereunder without the Trustee's express written consent, such consent not to be unreasonably withheld.

Section 9.12 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this indenture stated to be exercisable by the Debenture holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Debenture holders to exercise the same or any other such power or combination of powers thereafter from time to time.

Section 9.13 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debenture holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had thereat, to have been duly passed and had.

Section 9.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debenture holders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by an instrument in writing circulated to all of the Debenture holders and signed in one or more counterparts by the holders of 50% of the principal amount of all the then outstanding Debentures except matters to be taken and powers to be exercised by Extraordinary Resolution of the Debenture holders in which case all such matters may be taken and all such powers may be exercised by an instrument in writing circulated to all of the Debenture holders and signed in one or more counterparts by the holders of $66^{2/3}$% of the principal amount of all the then outstanding Debentures, and the expression "Extraordinary Resolution" when used in this indenture shall include an instrument so signed. A holder may sign such an instrument in respect of a portion only of the principal amount of the Debentures held by such holder.

Section 9.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article IX at a meeting of Debenture holders shall be binding upon all the Debenture holders, whether present at or absent from such meeting, and every instrument in writing signed by Debenture holders in accordance with Section 9.14 shall be binding upon all the Debenture holders, whether signatories thereto or not, and each and every Debenture holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE X
NOTICES

Section 10.01 Notice to Company

Except as otherwise provided herein, any notice to the Company under the provisions of this indenture shall be valid and effective if given by:

(i) personal delivery or registered letter, postage prepaid, addressed to the Company to the attention of the Vice-President, Counsel and Secretary, Canada at 100 Osborne Street North, Winnipeg Manitoba R3C 3A5. Any notice personally delivered in accordance with the foregoing shall be deemed to have been effectively given on the date of delivery and in the case of delivery by registered letter shall be deemed to have been received on the date five business days after the date of mailing; or

(ii) telecopy, to the attention of the Vice-President, Counsel and Secretary, Canada at (204) 946-4129, in which case notice shall be deemed to have been received on the day of sending provided that receipt of the notice has been confirmed by the sender by telephone at (204) 946-7501.

The Company may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Company for all purposes of this indenture.

Section 10.02 Notice to Debenture Holders

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Debenture holders shall be deemed to be validly given if such notice is sent by unregistered surface or air mail, postage prepaid, addressed to such holders at their respective addresses appearing on the register of holders above mentioned; and if in the case of joint holders of any Debenture more than one address appears in the register in respect of such joint holding, such notice shall be addressed only to the first address so appearing.

(2) Any notice so given by mail shall be deemed to have been given on and from the date of mailing. In determining under any provision hereof the date when notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debenture holder shall not invalidate any action or proceeding founded thereon.

Section 10.03 Notice to Trustee

Any notice to the Trustee under the provisions of this indenture shall be valid and effective if given by:

(i) personal delivery or registered letter, postage prepaid, addressed to the Trustee at Computershare Trust Company of Canada, 710, 530 8th Avenue

SW, Calgary, Alberta, T2P 3S8 to the attention of the Manager, Corporate Trust Services and shall be deemed in the case of personal delivery to have been received on the date of delivery and in the case of a registered letter shall be deemed to have been effectively given on the date five business days after the date of mailing; or

(ii) telecopy, to the attention of the Manager, Corporate Trust Services at (403) 267-6598, in which case notice shall be deemed to have been received on the day of sending provided that receipt of the notice has been confirmed by the sender by telephone at (403) 267-6800.

The Trustee may from time to time notify the Company in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this indenture.

Section 10.04 Postal Disruption

In the event of a postal disruption, any notice to be given by mailing shall, in the case of notice to the Company or the Trustee, be deemed to be validly given if personally delivered to a responsible officer of such party and, in the case of notice to the holders of Debentures, shall be deemed to be validly given if given in any manner acceptable to the Trustee.

ARTICLE XI
CONCERNING THE TRUSTEE

Section 11.01 Trust Indenture Legislation

(1) In this Article XI, the expression "indenture legislation" means the provisions, if any, of any statute of Canada or any Province thereof, and of any regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are in the opinion of Counsel at the time in force and applicable to this indenture or the Company.

(2) The Company and the Trustee agree that each will at all times in relation to this indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of the indenture legislation.

(3) If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of indenture legislation, such mandatory requirement shall prevail.

Section 11.02 No Conflict of Interest

The Trustee represents to the Company and for the benefit of the Debenture holders that at the date of the execution and delivery of this indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder.

Section 11.03 Duties of the Trustee

The Trustee, in exercising its powers and discharging its duties hereunder, shall:

(i) act honestly and in good faith with a view to the best interests of the Debenture holders; and

(ii) exercise the care, diligence and skill of a reasonably prudent Trustee.

Section 11.04 Reliance Upon Declarations

The Trustee will not be in contravention of the provisions of Section 11.03 if it acts and relies in good faith upon statutory declarations, certificates, opinions, reports, resolutions or notices furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder if such statutory declarations, certificates, opinions, reports, resolutions or notices comply with the provisions of Section 11.06 below, if applicable, and with any other applicable provisions of this indenture.

Section 11.05 Replacement of Trustee

(1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company 60 days' notice in writing or such shorter notice

as the Company may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section. The Debenture holders by Extraordinary Resolution shall have the power at any time to remove the Trustee and to appoint a new Trustee. In no event shall any resignation or removal of the Trustee become effective until a new Trustee shall have assumed all powers, rights, duties and responsibilities of the Trustee hereunder. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debenture holders; failing such appointment by the Company, the retiring Trustee at the Company's expense or any Debenture holder may apply to a Judge of the Ontario Superior Court of Justice (the "Court") on such notice as such Judge may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Debenture holders. Any new Trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Provinces of Manitoba and Ontario. On any new appointment the new Trustee upon execution of a counterpart of this indenture shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2) Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor trustee under this indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor trustee or of the Company, the Trustee ceasing to act, at the Company's expense, shall execute and deliver an instrument assigning and transferring to such successor trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and at the Company's expense shall duly assign, transfer and deliver all property and money held by such Trustee to the successor trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on the request of such new trustee, be made, executed, acknowledged and delivered by the Company.

Section 11.06 Evidence and Authority to the Trustee

(1) The Company shall furnish to the Trustee evidence of compliance with the conditions provided for in this indenture relating to any action or step required or permitted to be taken by the Company or the Trustee under this indenture or as a result of any obligation imposed under this indenture, including, without limitation, the issue, certification and delivery of Debentures hereunder, the satisfaction and discharge of this indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Company forthwith if and when: (a) such evidence is required by any other section of this indenture to be furnished to the Trustee in accordance with the terms of this Section 11.06, or (b) the Trustee, in the exercise of its rights and duties under this indenture, gives the Company written notice

requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i) a Certificate of the Company or a statutory declaration made by Persons entitled to sign a Certificate of the Company stating that any such condition has been complied with in accordance with the terms of this indenture;

(ii) in the case of any such condition, compliance with which is, by the terms of this indenture, made subject to review by legal counsel, an opinion of Counsel that such condition has been complied with in accordance with the terms of this indenture; and

(iii) in the case of any such condition compliance with which is, by the terms of this indenture, made subject to review or examination by an auditor or accountant, an opinion or report of the auditors of the Company or any accountant licensed under the *Public Accountancy Act* (Ontario) based on the examinations or enquiries required to be made under the terms of this indenture, in each case approved by the Trustee, that such condition has been complied with in accordance with the terms of this indenture.

Whenever such evidence relates to a matter other than the issue, certification and delivery of Debentures, the satisfaction and discharge of this indenture or the taking of any other action to be taken by the Trustee at the request of or on the application of the Company, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any lawyer, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by such Person, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a Certificate of the Company.

(2) Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this indenture shall include a statement by the Person giving the evidence (a) declaring that such Person has read and understands the provisions of this indenture relating to the condition in question, (b) describing the nature and scope of the examination or investigation upon which such Person based the statutory declaration, certificate, opinion or report, and (c) declaring that such Person has made such examination or investigation as such Person believes necessary to enable such Person to make the statements or give the opinions contained or expressed therein.

(3) At least once in each twelve-month period beginning on the date the Debentures are first issued hereunder and at any other reasonable time upon the demand of the Trustee, the Company shall furnish the Trustee with a certificate that the Company has complied with all requirements contained in this indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default, and with all covenants and conditions contained in this indenture or, if there has been failure to so comply, giving particulars thereof. Upon the demand of the Trustee, the Company shall furnish the Trustee with evidence in such form as the Trustee may require as to compliance with any condition contained

in this indenture relating to any action required or permitted to be taken by the Company or as a result of any obligation imposed by this indenture.

(4) Except as herein otherwise expressly provided, the Trustee may act on and rely in acting upon any resolution, direction, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, facsimile or other document, including, without limitation, any Certified Resolution, Certificate of the Company or Written Order of the Company, reasonably believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

Section 11.07 Certificate of the Company as Evidence

Except as otherwise specifically provided or prescribed by this indenture, whenever in the administration of the provisions of this indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may act and rely upon a Certificate of the Company.

Section 11.08 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor or other expert, whether obtained by the Trustee or by the Company, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Company.

Section 11.09 Trustee May Deal in Debentures

Subject to Section 11.02, the Trustee and its affiliates, as such term is defined in the Trust and Loan Companies Act, may buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

Section 11.10 Investment of Moneys Held by Trustee

(1) Unless otherwise provided in this indenture, any moneys held by the Trustee which under the trusts of this indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are expressed to mature within two years after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall so invest such moneys on the direction of the Company.

(2) Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Company, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest then current on similar deposits.

(3) Unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable the Trustee shall pay over to the Company all interest received by the Trustee in respect of any investment or deposits made pursuant to the provisions of this Section.

Section 11.11 Trustee Not Ordinarily Bound

Except as provided in Section 6.03 and as otherwise specifically provided herein, the Trustee shall not, subject to the provisions of indenture legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Trustee shall have been required to do so by a Debenture holders' Request or by any Extraordinary Resolution of the Debenture holders passed in accordance with the provisions contained in Article IX, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

Section 11.12 Protection of the Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) neither the Trustee nor any of its agents shall be liable for or by reason of any statements of fact or recitals in this indenture or in the Debentures (except the representation contained in Section 11.02 hereof and in the certificate of the Trustee on the Debentures) or required to verify the same but all such statements or recitals are and shall be deemed to be made by the Company;

(b) nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this indenture or any instrument ancillary or supplemental hereto, or to procure any further, other or additional instrument of further assurance; and

(c) in the exercise of its rights and duties hereunder the Trustee shall not be in any way responsible for the consequence of any breach on the part of the Company of any of the Company's covenants herein contained or of any acts of the agents of the Company.

Section 11.13 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this indenture or otherwise in respect of these premises.

Section 11.14 Trustee Not to be Appointed Receiver

The Trustee and any Person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

Section 11.15 Conditions Precedent to the Trustee's Obligations to Act

(1) Notwithstanding any other provision in this indenture, the obligation of the Trustee to commence any act, action or proceeding for the purpose of enforcing or determining its rights or enforcing or determining the obligations of the Company hereunder or under the Debentures shall be conditional upon the Debenture holders or the Company, as the case may be, furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and security and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against liabilities, claims and demands incurred thereby.

(2) None of the provisions contained in this indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Trustee, before commencing or at any time during the continuance of any such act, action or proceeding, may require the Debenture holders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

Section 11.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Debenture holders, subject to all the terms and conditions herein set forth.

Section 11.17 Indemnity

The Company shall indemnify and save harmless the Trustee, its officers, directors, employees and agents from and against all losses, actions, costs, liabilities, claims, demands, fees and disbursements of whatever kind or nature, which may at any time be suffered by, imposed on, incurred by or asserted against the Trustee, howsoever arising from or out of any act, omission or error of the Trustee made in connection with its acting as Trustee under this indenture unless arising from negligence, bad faith or willful misconduct on the part of the Trustee or its officers, directors, employees or agents. Notwithstanding any resignation or removal of the Trustee, or discharge of this indenture, such indemnity shall continue in respect of all actions taken by the Trustee pursuant to this indenture prior to any such resignation, removal or discharge.

ARTICLE XII
SUPPLEMENTAL INDENTURES

Section 12.01 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of its Directors, the Company may, and they shall, when required by this indenture, execute, acknowledge and deliver, by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Company herein contained for the protection of the holders of the Debentures and/or providing for Events of Default in addition to those set out in Section 6.01;

(b) making such provision not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which, in the opinion of the Trustee, it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications will not be materially prejudicial to the interests of the Debenture holders;

(c) evidencing the succession, or successive successions, of other corporations to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this indenture;

(d) giving effect to any Extraordinary Resolution passed as provided in Article IX; and

(e) for any other purpose not inconsistent with the terms of this indenture, provided that the Trustee shall be of the opinion that such purpose shall not be materially prejudicial to the rights of the Debenture holders.

The Trustee may also, without the consent or concurrence of the Debenture holders, by supplemental indenture or otherwise, concur with the Company in making any changes or corrections in this indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Debenture holders are not materially prejudiced thereby.

ARTICLE XIII
EXECUTION AND FORMAL DATE

Section 13.01 Execution

This indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

Section 13.02 Formal Date

This indenture may be referred to as bearing the formal date of March 21, 2003 irrespective of the actual date of execution hereof.

Section 13.03 Language of Indenture

The parties hereto have requested that this indenture and all contracts, documents or notices relating thereto be drafted in the English language; les parties à cet acte ont exigé que cet acte et tout contrat, document ou avis y afférent soit rédigé en langue anglaise.

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

GREAT-WEST LIFECO INC.

By: ______________________________
Authorized Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

SCHEDULE "A"

Form of Debenture

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, since the registered holder hereof, CDS & Co., has an interest herein

CUSIP • $400,000,000

GREAT-WEST LIFECO INC.

6.67% DEBENTURE DUE MARCH 21, 2033

FOR VALUE RECEIVED, GREAT-WEST LIFECO INC. (the "Company") hereby promises to pay to the registered holder hereof on March 21, 2033, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of four hundred million dollars ($400,000,000) in lawful money of Canada, on presentation and surrender of this Debenture at the principal offices of Computershare Trust Company of Canada (the "Trustee") in the City of Calgary, Alberta or in the City of Toronto, Ontario, and in the meantime to pay interest, on the said principal sum during the period from and including March 21, 2003, or from and including the last Interest Payment Date (as defined in the Indenture) to which interest shall have been paid or made available for payment on this Debenture, whichever is later, to but excluding the date on which the Debentures are repaid at the rate of 6.67% per annum calculated and payable semi-annually in arrears in equal instalments on the relevant Interest Payment Date and, in the case of default, to pay interest on the amount overdue at the same rate of interest per annum as is applicable to the Debentures on the date of such default calculated and payable semi-annually, in arrears on the relevant Interest Payment Dates. Interest hereon shall be payable (except at maturity or redemption when interest hereon will be paid on surrender hereof) by cheque mailed to the registered holder hereof or by electronic funds transfer to an account designated in writing to the Company and the Trustee by the registered holder hereof or by such other means as may be approved by the Trustee or as may become customary for the payment of interest on indebtedness of companies similar to the Debentures, and, subject to the provisions of the Indenture, the mailing of such cheque or the making of such other payment shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby plus the amount of any tax which the Company is required to and does withhold therefrom.

This Debenture is issued pursuant to a trust indenture dated as of March 21, 2003 (the "Indenture") between the Company and Computershare Trust Company of Canada as trustee, and is a direct, unsecured obligation of the Company. As provided in the Indenture, payment of all amounts owing hereunder, in the event of the insolvency or winding-up of the Company, will rank at least *pari passu* with all other direct, unsecured and unsubordinated

indebtedness of the Company from time to time issued and outstanding without any preference among such direct, unsecured and unsubordinated indebtedness.

The Company may, at its option, redeem the Debentures on not less than 30 nor more than 60 days' prior notice to the registered holder, in whole at any time or in part from time to time, at a redemption price equal to the greater of the Canada Yield Price (as defined in the Indenture) and the principal amount thereof, together in each case with accrued and unpaid interest to the date fixed for redemption, all as more fully provided in the Indenture.

The Company may purchase Debentures in the market or by tender to all the holders of the Debentures or by private contract at any price, all as set out in the Indenture.

The Indenture provides, among other things, for: (a) the exchange of this Debenture at the option of the holder for other Debentures in any other authorized denominations in the same aggregate principal amount; (b) in case of an Event of Default (as defined in the Indenture) the principal of and interest on all Debentures then outstanding and all other moneys outstanding under the Indenture with respect to the Debentures becoming due and payable in certain circumstances; and (c) making binding upon all Debenture holders resolutions passed at meetings of holders of Debentures issued thereunder and instruments in writing signed by the holders of a specified percentage of the outstanding principal amount of Debentures.

Reference is made to the Indenture for further particulars of the rights of the holders of the Debentures and of the Company and of the Trustee in respect thereof, to the same effect as if all provisions of the Indenture were set forth herein, to all of which provisions the holder of this Debenture by acceptance hereof assents. To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter prevails.

This Debenture may be transferred upon compliance with the conditions set out in the Indenture at the principal office of the Trustee in the City of Calgary, Alberta or in the City of Toronto, Ontario, by the registered holder or such holder's executors, administrators or other legal representatives or such holder's attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe and with all other conditions prescribed by law and, except in the case where a new Debenture is issued upon such transfer, the transfer shall have been noted on this Debenture by the Trustee.

The Indenture and this Debenture shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

This Debenture shall not become obligatory for any purpose until certified by or on behalf of the Trustee.

IN WITNESS WHEREOF the Company has caused this Debenture to be signed by its duly authorized officers as of the 21st day of March, 2003.

GREAT-WEST LIFECO INC.

By: ______________________________
Authorized Officer

TRUSTEE'S CERTIFICATE

This is one of the 6.67% Debentures due March 21, 2033 issued under the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA,
Trustee

By: ______________________________
Authorized Officer

By: ______________________________
Authorized Officer

NO WRITING HEREON EXCEPT BY THE REGISTRAR

REGISTRATION PANEL

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF REGISTRAR

(Form of Transfer)

FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto __________
____
the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing ____
____
attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated: ___________________________

Signature guaranteed by:

___________________________________ ______________________________
Signature

____

____
Address

The signature must be guaranteed by a Schedule I major Canadian chartered bank, trust company or a member of an acceptable Medallion Guarantee Program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 21, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Authorite des marches financiers
Office of the Administrator. New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
Toronto Stock Exchange

Dear Sirs:

Subject: Great-West Lifeco Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Date	:	May 5, 2005
2.	Record Date	:	March 18, 2005
3.	Record Date for Voting	:	March 18, 2005
4.	Beneficial Ownership Determination Date	:	March 18, 2005
5.	Class of Securities Entitled to Receive Notice	:	Common, Preferred Series D, Preferred Series E, Preferred Series F and Preferred Series G
6.	Class of Securities Entitled to Vote	:	Common, Preferred Series D, Preferred Series E, Preferred Series F and Preferred Series G
7.	Meeting Type	:	Annual Meeting (Routine business)
8.	CUSIP Number	:	39138C106, 39138C601, 39138C700, 39138C809 and 39138C882
9.	Meeting Location	:	London, Ontario

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Marilyne Paynter
Relationship Manager
Stock Transfer Department
Direct Dial No: (403) 267-6824 Fax (403) 267-6529
Email: marilyne.paynter@computershare.com

cc: Great-West Lifeco Inc.
Attention: Laurie Speers, Associate Corporate Secretary

Exemption # 82-34728





9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 5, 2005

Notes to Proxy

1. **Every shareholder has the right to appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his/her behalf at the Annual Meeting. If you wish to appoint a proxyholder other than the persons whose names are printed herein, please insert the name of such other proxyholder in the space provided (see reverse).**

2. If the shares represented by this proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are signing this proxy on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the shares are registered.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

5. The shares represented by this proxy will be voted or withheld from voting as directed by the shareholder, however, if such direction is not given in respect of any matter, this proxy will be voted for the election of management's nominees for directors, and for the appointment of Deloitte & Touche LLP as auditors.

Proxies must be received not later than 48 hours prior to the commencement of the Annual Meeting or any adjournment thereof.

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THANK YOU

006PXB




This Proxy is solicited by and on behalf of Management of the Corporation for the May 5, 2005 Annual Meeting of Shareholders

Appointment of Proxyholder

I/We being holder(s) of Common Shares or First Preferred Shares issued by Great-West Lifeco Inc. (the "Corporation"), hereby appoint R. Gratton or failing him R.L. McFeetors or failing him J. W. Burns

OR

instead of any of the foregoing (print the name of the person you wish to appoint)

as my/our nominee to attend and act for and on my/our behalf at the Annual Meeting and at any adjournment thereof, with full power of substitution and with all the powers which I/we could exercise if personally present and with authority to vote or withhold from voting as herein specified (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting and any adjournment thereof.

1. Election of Directors

Vote FOR all of management's nominees ▷ ☐

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OR

Vote FOR management's nominees EXCEPT those nominees *identified to the right* ▷ ☐

Identify those nominees, if any, for whom the proxyholder should not vote ______________________

OR

WITHHOLD from voting on all of management's nominees ▷ ☐

2. Appointment of Auditors

Vote FOR the appointment of Deloitte & Touche LLP as auditors ▷ ☐

OR

WITHHOLD from voting ▷ ☐

3. Vote at the discretion of the nominee in respect of any amendments or variations to the foregoing and in respect of such other business as may properly come before the Annual Meeting and any adjournment thereof.

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Authorized Signature(s) - Sign Here - This section <u>must</u> be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Annual Meeting.

Signature(s)

____
Date

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and Management's Discussion and Analysis relating to interim financial statements. If you wish to receive such materials, please mark the box. ☐

Annual Financial Statements and Annual Reports

As a registered holder you will receive annual financial statements, Management's Discussion and Analysis relating to annual financial statements, and annual reports. If you <u>**DO NOT**</u> want to receive these materials, please mark the box. If you do not mark the box, you will continue to receive these materials. ☐



GWLQ



006PYB

Exemption # 82-34728

GREAT-WEST LIFECO INC.

Registered Office - Winnipeg, Manitoba

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of the Shareholders of Great-West Lifeco Inc. (the "Corporation") will be held at the offices of London Life Insurance Company, 255 Dufferin Avenue, London, Ontario, Canada on May 5, 2005, at 10:00 o'clock in the morning, local time, for the following purposes:

(1) to receive the financial statements for the year ended December 31, 2004 and the report of the auditors thereon;

(2) to elect directors;

(3) to appoint auditors; and

(4) to transact such other business as may be properly brought before the meeting or any adjournment thereof.

By Order of the Board of Directors

Winnipeg, Manitoba
March 3, 2005

S.A. Wagar
Vice-President, Counsel
and Secretary, Canada

If you have any questions regarding the Annual Meeting or require accommodations due to a disability, please contact Computershare Trust Company of Canada by e-mail at GWO@computershare.com or by telephone at:

1-888-284-9137 (toll free in North America)
0870-702-0164 (United Kingdom)
353-1-216-3100 (Republic of Ireland)
514-982-8885 (Other Countries)

HOLDERS OF COMMON SHARES OR FIRST PREFERRED SHARES WHO DO NOT EXPECT TO BE PRESENT AT THE ANNUAL MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND TO RETURN IT TO COMPUTERSHARE TRUST COMPANY OF CANADA IN THE POSTAGE PAID ENVELOPE ENCLOSED FOR THAT PURPOSE.

IN ORDER TO BE VOTED AT THE ANNUAL MEETING OR AT ANY ADJOURNMENT THEREOF, THE COMPLETED FORM OF PROXY MUST BE DEPOSITED WITH, OR MUST BE MAILED SO AS TO REACH, COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1 ATTENTION: PROXY DEPARTMENT, NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL MEETING OR ANY ADJOURNMENT THEREOF.

GREAT-WEST
LIFECO INC.

Registered Office - Winnipeg, Manitoba

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Great-West Lifeco Inc. (the "Corporation") for use at the Annual Meeting of the Shareholders of the Corporation to be held on May 5, 2005 (the "Meeting") and at any adjournment thereof.

The following abbreviations have been used throughout this Management Proxy Circular:

Name in full and principal business	*Abbreviation*
The Canada Life Assurance Company (a life insurance company controlled by Great-West)	Canada Life
Canada Life Financial Corporation (an insurance company controlled by Great-West)	CLFC
Great-West Life & Annuity Insurance Company (a life insurance company controlled by the Corporation)	GWL&A
The Great-West Life Assurance Company (a life insurance company controlled by the Corporation)	Great-West
London Life Insurance Company (a life insurance company controlled by Great-West)	London Life
Power Corporation of Canada (a holding and management corporation)	Power
Power Financial Corporation (a holding corporation with substantial interests in the financial services industry)	Power Financial

Unless otherwise indicated, the information herein is given as at March 3, 2005.

SOLICITATION OF PROXIES

Solicitation of proxies will be primarily by mail, but may also be effected personally by regular employees of the Corporation or of its subsidiaries. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The form of proxy accompanying this Management Proxy Circular is to be used by holders of common shares of the Corporation ("Common Shares") and by holders of first preferred shares, Series D, Series E, Series F and Series G of the Corporation ("First Preferred Shares") at the Meeting. Each of the persons named in the accompanying form of proxy is a representative of management of the Corporation and is a director or senior officer of the Corporation. **Each holder of Common Shares and each holder of First Preferred Shares has the right to appoint a person (who need not be a shareholder) other than the persons designated by management in the accompanying form of proxy to represent him or her at the Meeting.** To exercise this right, the shareholder must insert the name of his or her nominee in the blank space provided in the form of proxy, or complete another proper form of proxy. In order to be voted at the Meeting or at any adjournment thereof, the completed form of proxy must be deposited with, or must be mailed so as to reach, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, not later than 48 hours before the commencement of the Meeting or any adjournment thereof.

A shareholder giving a proxy may revoke the proxy (a) by depositing an instrument in writing executed by the shareholder or by his or her attorney authorized in writing (i) at the registered office of the Corporation, 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the Common Shares and the First Preferred Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated in the proxy and, if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such instructions, such Common Shares and First Preferred Shares will be voted by the management representatives (a) for the election of management's nominees for directors, and (b) for the appointment of Deloitte & Touche LLP as auditors.**

The accompanying form of proxy confers discretionary authority with respect to amendments to the matters identified in the Notice of Annual Meeting of Shareholders or other matters that may properly come before the Meeting or any adjournment thereof. Management of the Corporation is not aware that any such amendments or other matters are to be presented for action at the Meeting. **If such amendments or other matters properly come before the Meeting, or any adjournment thereof, the nominee designated in the accompanying form of proxy will vote the Common Shares and the First Preferred Shares represented thereby in his or her discretion.**

OUTSTANDING VOTING SHARES

As of March 3, 2005, 890,960,738 Common Shares, 8,000,000 First Preferred Shares Series D, 23,868,115 First Preferred Shares Series E, 7,957,001 First Preferred Shares Series F and 12,000,000 First Preferred Shares Series G were issued and outstanding.

Only holders of Common Shares and First Preferred Shares of record as at the close of business on March 18, 2005 (the "Voting Record Date") will be entitled to attend and vote at the Meeting. Each such holder of Common Shares will be entitled to one vote for each Common Share held in respect of all matters voted upon at the Meeting, and each such holder of First Preferred Shares will be entitled to 2.60 votes for each First Preferred Share held in respect of all matters voted upon at the Meeting. The Common Shares represent approximately 86.86% of the aggregate voting rights attached to the Corporation's securities.

The Corporation's articles were amended on June 1, 1997 to (a) restrict the issue and transfer of the First Preferred Shares so as to prevent a person from acquiring more than 10% of the First Preferred Shares as a class, and (b) restrict the voting rights attached to any First Preferred Shares held in contravention of such 10% limit. These restrictions were imposed to assist the Corporation in complying with Section 411 of the Insurance Companies Act (Canada).

As the First Preferred Shares carry a greater right to vote on a per share basis than the Common Shares, the Common Shares are "subordinate voting securities". **Holders of Common Shares would have no right to participate if a bid was made to acquire any of the First Preferred Shares.**

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and executive officers of the Corporation, as of March 3, 2005, Power Financial controlled, directly or indirectly, 666,665,452 Common Shares or 74.83% of the outstanding Common Shares, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Corporation, and The Honourable Paul Desmarais had voting control of Power Financial, a subsidiary of Power. Power Financial does not own or control any First Preferred Shares.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the Corporation shall have 21 directors. The 21 persons named below are currently members of the Board of Directors. The term of office of each of the current directors will expire at the close of the Meeting, or any adjournment thereof. The persons named below will be nominated for election as directors of the Corporation at the Meeting. Each director elected at the Meeting, or at any adjournment thereof, will hold office until the close of the next annual meeting of shareholders, unless he or she resigns or otherwise vacates his or her office.

If there are further nominations for directors at the Meeting, or at any adjournment thereof, the directors will be elected by way of cumulative voting. Under cumulative voting, each shareholder has the right to cast that number of votes which is equal to (i) the number of votes attached to the Common Shares or First Preferred Shares held by the shareholder, multiplied by (ii) the number of directors to be elected. A shareholder may cast all such votes in favour of one candidate or may distribute such votes among the candidates in any manner. If a shareholder votes for more than one candidate without specifying the distribution of the shareholder's votes among such candidates, the shareholder will be deemed to have distributed the votes equally among the candidates for whom the shareholder voted. If a shareholder wishes to distribute votes other than equally among the candidates for whom the shareholder has directed the nominee designated in the accompanying form

of proxy to vote, the shareholder must do so personally at the Meeting or by another proper form of proxy.

Management of the Corporation does not contemplate that any of the persons named below will, for any reason, become unable or unwilling to serve as a director. **However, if such an event should occur prior to the election, the nominee designated in the accompanying form of proxy reserves the right to vote for the election in his or her place of such other person as such nominee in his or her discretion determines.**

There are four committees of the Board of Directors, namely, the Audit Committee, the Executive Committee, the Compensation Committee, and the Governance and Nominating Committee. Directors who are members of those committees are so designated in the following table:

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	***Served as Director From***	***Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)***
Gail S. Asper (1) – Winnipeg, Manitoba, Canada Ms. Asper is Corporate Secretary of CanWest Global Communications Corporation, an international media company, and has been a Director of that company since 1991. She is President of CanWest Global Foundation and Managing Director of the Asper Foundation, both of which are private charitable foundations. She is also a Director of Great-West, London Life and Canada Life. Ms. Asper is active in cultural, health and other not-for-profit organizations. She has held board positions with the Winnipeg Chamber of Commerce, United Way of Winnipeg, Manitoba Theatre Centre, and Canadian Friends of Hebrew University. Ms. Asper led the United Way's 2002 campaign in Winnipeg and is currently leading the creation of the Canadian Museum for Human Rights in Winnipeg.	April 23, 1998	1000 Common Shares and 1,199 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
James W. Burns, O.C. (2) – Winnipeg, Manitoba, Canada Mr. Burns is a Director Emeritus of Power and Power Financial. He is former Deputy Chairman of Power, and former Chairman of Power Financial, the Corporation, Great-West and London Life. Mr. Burns served as President and Chief Executive Officer of Great-West from 1971 to 1979, as President of Power from 1979 to 1986, and as Chief Executive Officer of Power Financial from 1986 to 1990. He is a Director of Great-West, London Life, Canada Life and GWL&A. He is also a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. Burns is the Honorary Colonel, Queen's Own Cameron Highlanders of Canada, and has chaired and been active in numerous business, health, cultural and not-for-profit organizations.	May 15, 1986	307,318 Common Shares, 16,000 common shares of Power Financial, and 1,199 Deferred Share Units
Orest T. Dackow (2) – Castle Rock, Colorado, United States of America Mr. Dackow served as President and Chief Executive Officer of the Corporation from 1992 to 2000 and as President of Great-West from 1990 to 1995. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Dackow is a member of the Assurance and Auditing Standards Oversight Council and a fellow of the Canadian Institute of Actuaries, the American Academy of Actuaries, and the Society of Actuaries.	April 22, 1992	163,284 Common Shares and 34,837 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
André Desmarais, O.C. (2) (3) (4) – Westmount, Québec, Canada Mr. Desmarais is President and Co-Chief Executive Officer of Power and Deputy Chairman of Power Financial. Prior to joining Power in 1981, he was Special Assistant to the Minister of Justice of Canada and an institutional investment counselor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. Mr. Desmarais is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power, Power Financial, Pargesa Holding S.A., and Bertelsmann AG in Europe, and of CITIC Pacific Ltd. in Asia. He was a Director of Bombardier Inc. until 2004. Mr. Desmarais is Honorary Chairman of the Canada China Business Council and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations. In 2003 he was named an Officer of the Order of Canada.	April 22, 1992	103,318 Common Shares, 43,200 common shares of Power Financial, and 18,197 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
Paul Desmarais, Jr., O.C. (2) (3) (4) – Westmount, Québec, Canada Mr. Desmarais is Chairman and Co-Chief Executive Officer of Power, and Chairman of the Board of Power Financial. Prior to joining Power in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He was President and Chief Operating Officer of Power Financial from 1986 to 1989, and was named Chairman in 1990. He was named to his present position with Power in 1996. He is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power and Power Financial, Vice-Chairman of the Board and Managing Director of Pargesa Holding S.A., Vice-Chairman of the Supervisory Board of Imerys, and a Director of Groupe Bruxelles Lambert, Total S.A. and Suez. Mr. Desmarais is a member of the International Council and a Director of the European Institute of Business Administration (INSEAD), Chairman of the Board of Governors of The International Economic Forum of the Americas, and Chairman of the International Advisory Committee of l'École des Hautes Études Commerciales, in Montréal. He is also involved in charitable and community activities. In 2005 he was named an Officer of the Order of Canada.	May 15, 1986	87,318 Common Shares and 1,199 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
Robert Gratton (2) (3) (4) – Outremont, Québec, Canada Mr. Gratton is Chairman of the Board of the Corporation. He was appointed President of Power Financial in 1989 and President and Chief Executive Officer in 1990. Before joining Power Financial, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director and Chairman of Great-West, London Life, Canada Life and GWL&A. Mr. Gratton is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power, Power Financial and Pargesa Holding S.A. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several other corporations, community organizations and foundations.	April 25, 1990	664,992 Common Shares, 11,180,000 common shares of Power Financial, and 41,045 Deferred Share Units
Daniel Johnson (3) – Montréal, Québec, Canada Mr. Johnson is Of Counsel to McCarthy Tétrault LLP. From the early 1980's to the late 1990's Mr. Johnson served the Province of Québec in various roles. He was the Prime Minister of Québec in 1994 and was the Leader of the Opposition from 1994 to 1998. Mr. Johnson is a Director of Great-West, London Life and Canada Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. Johnson is also a Director of Bombardier Inc., Ecopia BioSciences Inc. and Victhom Bionique Humaine Inc., and is the Honorary Consul of the Kingdom of Sweden in Montreal.	April 22, 1999	400 Common Shares, 600 common shares of Power Financial, and 3,806 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
Kevin P. Kavanagh, C.M. (2) (4) – Winnipeg, Manitoba, Canada Mr. Kavanagh served as President and Chief Executive Officer of the Corporation from 1986 to 1992 and as President and Chief Executive Officer of Great-West from 1979 to 1990. He is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Chancellor Emeritus of Brandon University, and has served on various business and cultural boards in Manitoba and Canada.	May 15, 1986	20,104 Common Shares, 4000 First Preferred Shares Series D, and 1,199 Deferred Share Units
Peter Kruyt – Westmount, Québec, Canada Mr. Kruyt is President of Power Technology Investment Corporation, and is a Vice-President of Power. He is a Director of Great-West, London Life and Canada Life. He is also Chairman of Power Pacific Corporation Limited, and is a Director of Power Technology Investment Corporation, Adaltis Inc., La Presse Ltée, Neurochem Inc. and the St. Mary's Hospital Foundation. He is Governor and Vice-Chairman of Concordia University, and is Chairman of the Canada China Business Council.	May 1, 2003	50,000 Common Shares, 46,400 common shares of Power Financial, and 1,199 Deferred Share Units
J. Blair MacAulay (2) – Oakville, Ontario, Canada Mr. MacAulay is Of Counsel to Fraser Milner Casgrain LLP. He is a Director of Great-West, London Life and Canada Life. Mr. MacAulay is an Honorary Director of Bank of Montreal and served as a Director of the Bank from 1971 to 2005 and as Lead Director of the Bank from 1997 to 2004. Mr. MacAulay is also a former Trustee of Art Gallery of Ontario.	May 15, 1986	55,318 Common Shares and 12,378 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
The Right Honourable Donald F. Mazankowski, P.C., O.C. (2) – Vegreville, Alberta, Canada Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. He is currently Senior Advisor to Gowling Lafleur Henderson LLP. He is a Director of Great-West, London Life and Canada Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power, Power Financial, Atco Inc., Canadian Oil Sands Trust, Shaw Communications Inc., Weyerhauser Company and Yellow Pages Group.	January 27, 1994	3,000 Common Shares, 4,000 common shares of Power Financial, and 3,836 Deferred Share Units
William T. McCallum (2) – Cherry Hills Village, Colorado, United States of America Mr. McCallum is Co-President and Chief Executive Officer of the Corporation and is President and Chief Executive Officer of GWL&A. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. McCallum is past Chairman and a current Director of America's Health Insurance Plans. He holds memberships in the American Academy of Actuaries and the Society of Actuaries.	April 28, 1993	163,936 Common Shares and 1,509 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
Raymond L. McFeetors (2) – Winnipeg, Manitoba, Canada; London, Ontario, Canada Mr. McFeetors is Co-President and Chief Executive Officer of the Corporation and is the President and Chief Executive Officer of Great-West, London Life and Canada Life. He has been with Great-West since 1968, and is a Director of Great-West, London Life and Canada Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. McFeetors is also a Director of a number of national organizations in the health, education, cultural and business sectors, including Manitoba Telecom Services Inc. and University of Western Ontario. In 2002 he was appointed Honorary Colonel of The Royal Winnipeg Rifles.	April 28, 1993	758,800 Common Shares, 170,500 common shares of Power Financial, and 16,785 Deferred Share Units
Randall L. Moffat (1) (3) – Winnipeg, Manitoba, Canada Mr. Moffat is the former Chairman and President of Moffat Communications Ltd. and is a former Director of CTV Television Network Ltd., the Canadian Association of Broadcasters, and the Western Association of Broadcasters. He is a Director of Great-West, London Life and Canada Life. Mr. Moffat has been involved with many not-for-profit organizations, and is former Chairman of the Strategic Planning Committee of United Way of Winnipeg, Past Campaign Chairman of United Way of Winnipeg, former Director of the Manitoba Lotteries Foundation, and former Director of St. John's Ravenscourt School.	May 15, 1986	1,199 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
Jerry E.A. Nickerson (1) (2) – North Sydney, Nova Scotia, Canada Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, Nova Scotia. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Nickerson is also a Director of Power and Power Financial.	May 15, 1986	1,500 Common Shares, 10,200 common shares of Power Financial and 1,199 Deferred Share Units
David A. Nield (4) – Toronto, Ontario, Canada Mr. Nield is the former Chairman and Chief Executive Officer of Canada Life. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Nield is the Past Chairman and Director of the Canadian Life and Health Insurance Association Inc. and is currently the President of the National Sanitarium Association, which helps fund research into lung disease.	July 30, 2003	56,848 Common Shares, 2777 First Preferred Shares, Series E, 38,553 First Preferred Shares, Series F, and 7,719 Deferred Share Units
R. Jeffrey Orr – Winnipeg, Manitoba, Canada Mr. Orr is President and Chief Executive Officer of IGM Financial Inc. (formerly Investors Group Inc.), a financial services corporation. Before joining Investors Group Inc. in 2001, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman, Investment Banking Group, Bank of Montreal. He is a Director of Great-West, London Life and Canada Life. Mr. Orr is also a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is active in a number of community and business organizations.	July 30, 2002	20,000 Common Shares, 200,000 common shares of Power Financial and 2,920 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
Gordon F. Osbaldeston, P.C., C.C. (4) – London, Ontario, Canada Mr. Osbaldeston is Professor Emeritus, Ivey School of Business, University of Western Ontario. He is a former Clerk of the Privy Council and Secretary to the Canadian Cabinet, as well as a former Under-Secretary of State for Economic Development. He is a Director of Great-West, London Life and Canada Life.	April 23, 1998	1,199 Deferred Share Units
Michel Plessis-Bélair, F.C.A. (2) – Town of Mount Royal, Québec, Canada Mr. Plessis-Bélair is Vice-Chairman and Chief Financial Officer of Power and Executive Vice-President and Chief Financial Officer of Power Financial. Before joining Power in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Ltd. Mr. Plessis-Bélair is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power, Power Financial, Pargesa Holding S.A., Groupe Bruxelles Lambert, Lallemand Inc. and l'Université de Montréal.	April 15, 1990	40,000 Common Shares, 6,000 common shares of Power Financial, and 1,199 Deferred Share Units
Guy St-Germain, C.M. (1) (2) – Outremont, Québec, Canada Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. Mr. St-Germain is a Director of Great-West, London Life and Canada Life. He is also a Director of Power Financial.	April 24, 1991	8,000 Common Shares, 8,000 common shares of Power Financial, and 15,799 Deferred Share Units

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number of Deferred Share Units Held (5)*
Gérard Veilleux, O.C. – Montréal, Québec, Canada Mr. Veilleux is a Vice-President of Power. From 1963 to 1989 Mr. Veilleux was a senior officer in several Provincial and Federal Government departments. He is a Director of Great-West, London Life and Canada Life. Mr. Veilleux is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of La Presse and Gesca Ltée. Mr. Veilleux serves on the Fondation Baxter et Alma Ricard, and is Chairperson of the Canada Millennium Scholarship Foundation. He is active in a number of government, professional and cultural organizations.	April 23, 1998	1,199 Deferred Share Units

(1) Member of the Audit Committee.
(2) Member of the Executive Committee.
(3) Member of the Compensation Committee.
(4) Member of the Governance and Nominating Committee.
(5) Members of the Board receive all or a portion of their annual retainer and attendance fees in the form of Deferred Share Units of the Corporation. The value of a Deferred Share Unit is equal to the value of a Common Share at the relevant time. See "Compensation of Directors".

To further align the interests of the Directors with those of the shareholders of the Corporation, each Director is required to own a minimum of $225,000 in Deferred Share Units, Common Shares, or a combination thereof, by April 28, 2009.

To the knowledge of the Corporation, no proposed Director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Daniel Johnson, who was a director and chairman of the board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which Geneka Biotechnologie Inc. was deemed to have made an assignment in bankruptcy.

EXECUTIVE COMPENSATION

The remuneration paid by the Corporation and its subsidiaries to the individuals who served as the Co-Presidents and Chief Executive Officers and as the Vice-Presidents, Finance, of the Corporation during 2004 and to the individuals who were, at December 31, 2004, the three other most highly compensated executive officers of the Corporation or its subsidiaries (collectively the "Named Executive Officers") is set out below. The ten year total shareholder return comparison in section 4 below is in respect of the Corporation.

1. Compensation of the Named Executive Officers

(a) Summary Compensation Table

The following table sets out all compensation paid by the Corporation and its subsidiaries in respect of the Named Executive Officers for the three most recently completed financial years of the Corporation.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation (1)(2)		Long-Term Compensation Awards	
				Awards	Payouts
		Salary ($)	Bonus ($)	Securities Under Options Granted (3)(#)	LTIP Payouts ($)
R.L. McFeetors Co-President and Chief Executive Officer of the Corporation; President and Chief Executive Officer of Great-West, London Insurance Group Inc., London Life, CLFC and Canada Life	2004 2003 2002	1,325,000 1,136,023 964,773	1,325,000 1,250,000 2,000,000 (4) 995,000	Nil 600,000(5) Nil	N/A N/A N/A
W.T. McCallum Co-President and Chief Executive Officer of the Corporation; President and Chief Executive Officer of GWL&A	2004 2003 2002	972,596 903,333 880,000	1,000,000 915,000 400,000(4) Nil	Nil Nil Nil	N/A N/A N/A
D.L. Wooden Executive Vice-President, Financial Services of GWL&A	2004 2003 2002	587,750 568,750 550,000	444,000 200,000 (4) 343,750	Nil 100,000 (5) Nil	N/A N/A N/A
W.L. Acton (6) Executive Vice-President, Europe/Reinsurance of Great-West, London Life and Canada Life	2004 2003 2002	575,000 562,423 N/A	431,250 280,000 N/A	40,000 (7) 350,000 (7) 100,000 (5) N/A	400,000 (8) 946,000 (8) N/A
R.F. Rivers Executive Vice-President, Great-West Healthcare, GWL&A	2004 2003 2002	562,700 530,600 185,600 (9)	427,500 515,000 225,000	Nil Nil 240,000 (7)	N/A N/A N/A

M.T.G. Graye Vice-President, Finance, United States of the Corporation; Executive Vice-President, Chief Financial Officer of GWL&A	2004 2003 2002	506,250 490,000 457,000	382,500 371,250 200,000(4) 237,500	Nil 100,000(5) Nil	N/A N/A N/A
W.W. Lovatt Vice-President, Finance, Canada of the Corporation; Executive Vice-President and Chief Financial Officer of Great-West, London Insurance Group Inc., London Life, CLFC and Canada Life	2004 2003 2002	410,000 353,930 297,500	299,997 254,900 350,000 (4) 208,161	Nil 130,000(7) Nil	N/A N/A N/A

(1) Annual compensation is paid, and reported in these tables, in the currency of the country of residence. During the three years reported, Messrs. McFeetors, Lovatt and Acton were resident in Canada and Messrs. McCallum, Graye, Wooden and Rivers were resident in the United States.

(2) The aggregate of perquisites and other personal benefits, securities or property provided to each Named Executive Officer in 2004 did not exceed the lesser of $50,000 and 10% of the total of the individual's annual salary and bonus.

(3) After giving effect to the October 6, 2004 two-for-one subdivision of the Common Shares.

(4) This is a special bonus that was paid in 2003 in respect of the acquisition of Canada Life.

(5) These options are in a category of special contingent options to subscribe for Common Shares ("Lifeco Special Contingent Options") that are issued from time to time in connection with acquisitions or other special transactions and are contingent upon the attainment of certain financial targets by the relevant operating subsidiaries (these particular contingent options were granted in connection with the acquisition of Canada Life). Lifeco Special Contingent Options are granted pursuant to the Corporation's Stock Option Plan which was approved by the Corporation's shareholders on April 24, 1996. Lifeco Special Contingent Options expire 10 years after the date of the grant.

(6) W.L. Acton was not an executive officer of the Corporation prior to 2003 and as such his compensation is set forth only for 2003 and 2004.

(7) These options are regular options to subscribe for Common Shares ("Lifeco Regular Options"). Lifeco Regular Options are granted pursuant to the Corporation's Stock Option Plan which was approved by the Corporation's shareholders on April 24, 1996. Lifeco Regular Options expire 10 years after the date of the grant.

(8) This represents a payout under the CLFC Long Term Incentive Plan. That Plan has been terminated.

(9) Mr. Rivers' annualized salary for 2002 was $500,000.

(b) Options

The following table describes options to subscribe for Common Shares that were granted to the Named Executive Officers during the most recently completed financial year of the Corporation. The 40,000 options that were granted to Mr. Acton are Lifeco Regular Options which become exercisable 20% per year commencing on April 28, 2005

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
W.L. Acton	40,000	4.8	25.00025	25.00025	April 27, 2014

The following table describes all options exercised in 2004, and all unexercised options to acquire Common Shares held as of December 31, 2004, by the Named Executive Officers.

AGGREGATED LIFECO OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$)	Unexercised Options at FY-End		Value of Unexercised in-the-Money Options at FY-End (CDN$)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
R.L. McFeetors	489,000(1)	10,007,272	1,847,000(1) 600,000(2)	720,000(1) 600,000(3)	28,252,290 9,336,613	9,707,785 4,368,090
W.T. McCallum	38,400(1)	763,624	1,100,000(1)		17,135,291	
D.L. Wooden	87,100	1,567,275	672,902 (1)	100,000 (3)	11,310,756	728,015
W.L. Acton				390,000(1) 100,000(3)		2,616,043 728,015
R.F. Rivers			96,000 (1)	144,000 (1)	912,134	1,368,202
M.T.G. Graye	264,000(1)	5,689,464	334,002(1)	32,000(1) 100,000(3)	4,928,030	293,380 728,015
W.W. Lovatt	65,600(1)	1,117,762	140,000(1)	156,000(1)	1,900,466	1,458,253

(1) Lifeco Regular Options
(2) Lifeco Special Contingent Options - these are options to subscribe for Common Shares that were granted in connection with the acquisition of London Life and were contingent upon the attainment of certain financial targets by Great-West and London Life - those financial targets have been attained.
(3) Lifeco Special Contingent Options - these are options to subscribe for Common Shares that were granted in connection with the acquisition of Canada Life and are contingent upon the attainment of certain financial targets by Great-West and GWL&A, and upon the attainment of objectives related to the operations of Canada Life.

(c) Pension Tables

Great-West, GWL&A and Canada Life maintain defined benefit pension plans for their respective employees which provide pension benefits based on years of service and final average earnings. An employee's annual benefits under the Great-West and Canada Life plan are currently subject to a maximum limit under the Income Tax Act (Canada) of $2,000 multiplied by the employee's years of pensionable service. Great-West maintains a supplemental retirement plan for certain of its senior executives (including R.L. McFeetors and W.W. Lovatt) which provides pension benefits in excess of the limit under the Income Tax Act based on years of service (to a maximum of 32.5 years) and final average earnings. Canada Life also maintains a supplemental retirement plan for its employees

whose benefits under the Canada Life defined benefit pension plan exceed the limit under the Income Tax Act. W.L. Acton participates in both Canada Life plans.

The following tables show the estimated pension benefits payable to the Named Executive Officers. R.L. McFeetors and W.W. Lovatt are entitled to the benefits shown in Pension Table #1 and have 36 years and 26 years of service respectively. W.T. McCallum, M.T.G. Graye, D.L. Wooden and R.F. Rivers are entitled to the benefits shown in Pension Table #2 and have 39, 11, 14 and 2 years of service respectively. W.L. Acton is entitled to the benefits shown in Pension Table #3 and has 27 years of service.

PENSION TABLE #1 – GREAT-WEST

Remuneration ($)	Years of Service				
	15	20	25	30	32.5
400,000	120,000	160,000	200,000	240,000	260,000
600,000	180,000	240,000	300,000	360,000	390,000
800,000	240,000	320,000	400,000	480,000	520,000
1,000,000	300,000	400,000	500,000	600,000	650,000
1,200,000	360,000	480,000	600,000	720,000	780,000
1,400,000	420,000	560,000	700,000	840,000	910,000
1,600,000	480,000	640,000	800,000	960,000	1,040,000
1,800,000	540,000	720,000	900,000	1,080,000	1,170,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,300,000
2,200,000	660,000	880,000	1,100,000	1,320,000	1,430,000
2,400,000	720,000	960,000	1,200,000	1,440,000	1,560,000

The benefits shown in Pension Table #1 are aggregate benefits payable under Great-West's defined benefit pension plan, Great-West's supplemental retirement plan and the Canada Pension Plan. The benefits are in Canadian dollars. Remuneration is the average of the highest three years regular salary and bonus out of the last ten years of employment. The normal form of pension is payable for the lifetime of the member, with a guarantee of a minimum of 60 months of payments. In the event of the member's death after the guarantee period, a surviving spouse is entitled to a lifetime pension equal to 50% of the member's pension. Other optional forms of pension payment are available on an actuarially equivalent basis with the approval of the Compensation Committee.

PENSION TABLE #2 – GWL&A

Remuneration ($)	Years of Service				
	15	20	25	30	35
400,000	120,000	160,000	200,000	240,000	240,000
600,000	180,000	240,000	300,000	360,000	360,000
800,000	240,000	320,000	400,000	480,000	480,000
1,000,000	300,000	400,000	500,000	600,000	600,000
1,200,000	360,000	480,000	600,000	720,000	720,000
1,400,000	420,000	560,000	700,000	840,000	840,000
1,600,000	480,000	640,000	800,000	960,000	960,000
1,800,000	540,000	720,000	900,000	1,080,000	1,080,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,200,000
2,200,000	660,000	880,000	1,100,000	1,320,000	1,320,000
2,400,000	720,000	960,000	1,200,000	1,440,000	1,440,000

The amounts shown in Pension Table #2 are in U.S. dollars. For M.T.G. Graye, D.L. Wooden and R.F. Rivers the benefits shown in Pension Table #2 are payable upon the attainment of age 62, and remuneration is the average of the highest 60 consecutive months of compensation during the last 84 months of employment. W.T. McCallum is entitled, upon election, to receive the benefits shown in Pension Table #2, with remuneration based on the average of the highest 36 consecutive months of compensation during the last 84 months of employment. Remuneration includes salary and bonuses prior to any deferrals. The normal form of pension is a life only annuity. Other optional forms of pension payment are available on an actuarially equivalent basis. The benefits listed in the table are subject to deduction for social security or other retirement benefits.

PENSION TABLE #3 – CANADA LIFE

Remuneration ($)	Years of Service				
	15	**20**	**25**	**30**	**35**
400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,200,000	660,000	880,000	1,100,000	1,320,000	1,540,000
2,400,000	720,000	960,000	1,200,000	1,440,000	1,680,000

The benefits shown in Pension Table #3 are aggregate benefits payable under Canada Life's defined benefit pension plan, Canada Life's supplemental retirement plan and the Canada Pension Plan. Remuneration is the greater of the annual average earnings in the final three consecutive years up to retirement and the annual average earnings in any three consecutive calendar years in the last 15 years preceding retirement. The normal form of pension is payable for the lifetime of the member, with a guarantee of a minimum of 60 months of payments. In the event of the member's death after the guarantee period, a surviving spouse is entitled to a lifetime pension equal to 60% of the member's pension.

2. Composition of Compensation Committees

The officers of the Corporation do not receive any base salary or incentive bonus from the Corporation for serving as officers of the Corporation but instead are compensated in their capacities as officers of major subsidiaries of the Corporation.

The Compensation Committees of the Boards of Directors of Great-West, London Life, GWL&A and Canada Life determine base salary and incentive bonus for their respective executive officers, and recommend for approval by their Boards the base salary and incentive bonus for their respective Presidents and Chief Executive Officers.

While the Great-West, London Life, Canada Life and GWL&A Compensation Committees make recommendations from time to time with respect to the granting of options, it is the Corporation's Compensation Committee that is responsible for approving the granting of options to officers of subsidiaries of the Corporation under the Corporation's Stock Option Plan.

The members of the Corporation's, Great-West's, London Life's and Canada Life's Compensation Committees are Messrs. Robert Gratton (Chairman), André Desmarais, Paul Desmarais, Jr., Daniel Johnson and Randall Moffat (Mr. Moffat became a member of the Canada Life Compensation Committee on April 29, 2004), and the members of GWL&A's Compensation Committee are Messrs. Robert Gratton (Chairman), André Desmarais, Paul Desmarais, Jr., Brian Walsh and James Balog.

3. Report on Executive Compensation

The executive compensation programs adopted by the Corporation and its subsidiaries and applied to their executive officers (including the Named Executive Officers) are designed to attract, retain and reward qualified and experienced executives who will contribute to the success of those companies. Executive officers are motivated through the programs to meet annual corporate, divisional, and individual performance goals and to enhance long-term shareholder and policyholder value.

The executive compensation programs consist of three components. Two components, base salary and incentive bonus, are determined by the Compensation Committees of Great-West, London Life, GWL&A and Canada Life for their respective executive officers other than their Presidents and Chief Executive Officers, whose base salary and incentive bonus are recommended by the Compensation Committees for approval by their respective Boards of Directors. The third component is a long-term compensation component in the form of options for Common Shares. This component is determined and administered by the Compensation Committee of the Corporation. For the Named Executive Officers, the incentive bonus and stock option components are an essential part of their compensation.

(a) Base Salary

Base salaries for the executive officers of the Corporation's subsidiaries are set annually, having regard to the individual's job responsibilities, experience and proven or expected performance, as well as to market conditions. These salaries are based on data gathered by the Corporation's subsidiaries or by external professional compensation consultants.

(b) Incentive Bonus

To relate the compensation of the executive officers of the Corporation and its subsidiaries to the performance of those companies, an annual incentive bonus is provided. Target objectives are set annually, and are comprised of at least the following three elements:

- (i) earnings, expense and sales targets of the relevant subsidiaries and/or a business unit within them; and/or
- (ii) earnings of the Corporation; and/or
- (iii) specific individual objectives related to strategic initiatives or acquisition related integration and/or synergy achievements.

These objectives are designed to be integrated with the relevant subsidiaries' overall goals and initiatives. Bonus opportunities are established against each objective at the beginning of each year.

Bonus opportunity is expressed as a percentage of base salary and varies by office. The Presidents and Chief Executive Officers of the Corporation's major operating subsidiaries can earn bonuses of up to 75% of base salary if targets are met and of up to 100% of base salary if targets are exceeded by specified amounts. If targets are not met, they are not entitled to any bonus. Executive Vice-Presidents and Senior Vice-Presidents can earn bonuses of up to 75% and 65% respectively of base

salary if all targets are met. Lower bonus payments may be earned by them on partial achievements of bonus targets.

From time to time, special bonuses may be provided related to significant projects such as acquisitions.

(c) Stock Options

To provide a long-term component to the executive compensation program, certain officers and employees of the Corporation and/or its affiliates participate in the Corporation's Stock Option Plan (the "Stock Option Plan") which was approved by the shareholders at the Corporation's annual meeting on April 24, 1996. A maximum of 37 million Common Shares, representing 4.15 % of the Corporation's currently outstanding Common Shares, may be issued under the Stock Option Plan. To date, 14,149,826 Common Shares, representing 1.59% of the Corporation's currently outstanding Common Shares, have been issued under the Stock Option Plan. A total of 17,361,586 Common Shares, representing 1.95% of the currently outstanding Common Shares, remain issuable under grants that have been made under the Stock Option Plan. Not more than 5% of the outstanding Common Shares may be reserved for issuance to any one person under the Stock Option Plan.

The Corporation's Compensation Committee is responsible for the granting of options to participants under the Stock Option Plan. The duties, responsibilities and contributions of participants to the success of the Corporation and its subsidiaries, together with market compensation data, are taken into account when the Committee determines whether, and how many, new option grants should be made. The granting of options is subject to the terms and conditions contained in the Stock Option Plan, and any additional terms and conditions fixed by the Compensation Committee at the time of the grant. The Compensation Committee sets the exercise price of the options, but under no circumstances can it be less than the weighted average trading price per Common Share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Options are either regular options or contingent options. Regular options are generally granted in five year allotments, become exercisable at the rate of 20% per year commencing one year after the date of the grant, and expire ten years following the date of the grant. Contingent options do not become exercisable unless and until conditions prescribed by the Compensation Committee have been satisfied, and generally expire ten years following the date of the grant. In the event of the death of a participant or the termination of a participant's employment, then the period within which the options may be exercised is generally reduced depending on the circumstances surrounding the death or termination of employment. Options are not assignable by participants otherwise than by will or pursuant to the laws of succession. The Corporation does not provide any financial assistance to participants to facilitate the purchase of Common Shares under the Stock Option Plan. Subject to any regulatory or shareholder approval required by law, the Board of Directors may amend the Stock Option Plan.

The Compensation Committee believes that long-term incentives in the form of stock options, with delayed vesting provisions, play an important part in aligning the interests of the executive officers with those of the Corporation's shareholders and in contributing to the achievement of the results that have been attained by the Corporation and its subsidiaries.

(d) Compensation of Co-Presidents and Chief Executive Officers

R.L. McFeetors and W.T. McCallum, the Co-Presidents and Chief Executive Officers of the Corporation since April 27, 2000, did not receive any base salary or annual incentive bonus from the Corporation in 2004 for serving in those capacities. The salary and bonus reported for them was earned, as in past years, in their capacities as Presidents and Chief Executive Officers of major operating subsidiaries of the Corporation.

As Presidents and Chief Executive Officers of major operating subsidiaries, their compensation consists of a base salary and may also include a bonus component and/or participation in the Corporation's Stock Option Plan. They are also entitled to participate in subsidiaries' contributory employee share ownership plans.

In fixing the compensation for Messrs. McFeetors and McCallum, the Compensation Committees of the relevant subsidiaries consider the criteria described above. The Committees also take into consideration their respective contributions through leadership in establishing strategic direction and in managing those subsidiaries, the effective development and growth of those subsidiaries, the growth in the value of the underlying assets of those subsidiaries, the financial performance of those subsidiaries, corporate acquisitions, the development of new investment opportunities and relationships for those subsidiaries, and market data relating to peer group compensation.

The Compensation Committees recognize that a substantial portion of such subsidiaries' activities are located outside of Canada and that accordingly the compensation arrangements for the Co-Presidents and Chief Executive Officers should take into consideration compensation practices and levels in those other jurisdictions. In addition, the Committees consider it important that the compensation packages reflect the corporate culture. Compensation packages are heavily weighted toward long-term incentives, primarily stock options with delayed and contingent vesting provisions, in order to align their interests with the interests of the shareholders of the Corporation and with the Board's objective of providing long-term growth in value.

(e) Report presented jointly by:

The Corporation, Great-West, London Life and Canada Life Compensation Committees	**GWL&A Compensation Committee**
R. Gratton, Chairman	R. Gratton, Chairman
A. Desmarais	J. Balog
P. Desmarais, Jr.	A. Desmarais
D. Johnson	P. Desmarais, Jr.
R.L. Moffat	B.E. Walsh

4. Ten Year Total Shareholder Return Comparison

The following graph assumes that $100 was invested on December 31, 1994 in Common Shares, in the S&P/TSX Composite Index, and in the TSX Financial Services Index.



CUMULATIVE VALUE OF A $100 INVESTMENT
ASSUMING REINVESTMENT OF DIVIDENDS
GWO
TSX FIN SVCS
S&P/TSX
1300
1250
1200
1150
1100
1050
1000
950
900
850
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
GWO	100.00	134.70	205.78	381.86	525.47	482.95	787.57	743.89	829.16	1041.42	1255.52
TSX FIN SVCS	100.00	118.66	184.04	282.34	290.37	259.11	386.88	401.18	390.95	500.56	600.16
S&P/TSX	100.00	114.53	146.99	169.02	166.33	219.08	235.31	205.73	180.14	228.28	261.34

5. Compensation of Directors

The Directors of the Corporation also serve as Directors of Great-West, London Insurance Group Inc. ("LIG"), London Life, CLFC and Canada Life. A number of them also serve as Directors of GWL&A.

Except as noted below, the Directors do not receive any remuneration directly from the Corporation, LIG, London Life, CLFC, Canada Life, or GWL&A for their services as directors of those companies. The Corporation, LIG, London Life, CLFC, Canada Life and GWL&A reimburse Great-West for a portion of the fees and expenses paid by Great-West to its Directors.

Great-West pays Directors of the Corporation the following amounts:

- *Annual Retainers*

  - $75,000 to each Director ($45,000 of which is paid in deferred share units pursuant to the mandatory Deferred Share Unit Plan described below);
  - $10,000 to the Director who serves as the Chairman of the Conduct Review Committees;
  - $20,000 to the Director who serves as the Chairman of the Audit Committees;
  - $20,000 to the Director who serves as the Chairman of the Investment Committees;
  - $25,000 to the Director who serves as the Chairman of the Executive Committees;
  - $25,000 to the Director who serves as the Chairman of the Boards;
  - $3,000 to each Director who serves as a member of the Audit Committees; and

- *Meeting Fees* - $2,000 to each Director for meetings of the Boards of Directors or Board Committees attended.

- *Expenses* – GWL reimburses all Directors for incidental expenses incurred in respect of meetings of the Corporation, LIG, London Life, CLFC, and Canada Life.

GWL&A pays Directors of the Corporation the following amounts:

- *Meeting Fees* - $1,500 to each Director for meetings of the Board of Directors or Board Committees of GWL&A attended.

- *Expenses* – GWL&A reimburses all Directors who are also Directors of GWL&A and/or First GWL&A for incidental expenses incurred in respect of meetings of GWL&A and First GWL&A.

First GWL&A

A number of the Corporation's Directors also serve as Directors of GWL&A's subsidiary, First Great-West Life & Annuity Insurance Company ("First GWL&A"). These Directors are paid the following amounts:

- *Annual Retainer* - $5,000 to each Director who is also a First GWL&A Director.

- *Meeting Fees* - $1,000 to each Director for meetings of the Board of Directors or Board Committees of First GWL&A attended.

The above amounts are paid in the currency of the country of residence of the Director.

Great-West has both a voluntary Deferred Share Unit Plan and a mandatory Deferred Share Unit Plan (the "Voluntary Plan" and the "Mandatory Plan" respectively) for its Directors to promote a greater alignment of interests between the Directors and the shareholders of the Corporation. Under the Voluntary Plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units of the Corporation, entirely in cash, or equally in cash and deferred share units. Under the Mandatory Plan, which was created as of April 29, 2004, each Director receives $45,000 of his or her annual retainer in the form of deferred share units of the Corporation. In each case the number of deferred share units granted is determined by dividing the amount of remuneration payable to the Director by the weighted average trading price per Common Share on the Toronto Stock Exchange for the last five trading days of the preceding fiscal quarter (such weighted average trading price being the "value of a deferred share unit"). Directors receive additional deferred share units in respect of dividends payable on the Common Shares based on the

value of a deferred share unit at that time. Deferred share units are redeemable at the time that an individual ceases to be a Director by a lump sum cash payment, based on the value of the deferred share units on the date of redemption. In 2004, $1,309,580 in directors fees were used to acquire deferred share units.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan under which equity securities of the Corporation are authorized for issuance is the Corporation's Stock Option Plan. The following table sets forth, as at December 31, 2004, information regarding the Stock Option Plan .

	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	17,945,976	$13.45	5,588,588
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	17,945,976	$13.45	5,588,588

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The following table sets forth the aggregate indebtedness to the Corporation and its subsidiaries (other than routine indebtedness within the meaning of applicable securities legislation) of current and former directors, executive officers and employees of the Corporation or its subsidiaries as at March 3, 2005 (no such indebtedness is owed by the Directors or executive officers of the Corporation):

AGGREGATE INDEBTEDNESS ($)		
Purpose	To the Company or its Subsidiaries	To Another Entity
(a)	(b)	(c)
Share purchases	Nil	Nil
Other	232,200	Nil

ATTENDANCE AT MEETINGS

Included with this Management Proxy Circular is a statement showing the number of meetings of the Board of Directors and of Committees of the Board of Directors that each Director could have attended during 2004, and the number of meetings that each Director did attend.

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP or its predecessor firms have been the auditors of the Corporation since 1986. It is proposed that Deloitte & Touche LLP be reappointed at the Meeting, or at any adjournment thereof, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The reappointment of Deloitte & Touche LLP as auditors must be approved by a majority of the votes cast at the Meeting.

In 2004, Deloitte & Touche LLP was paid $10,295,500 for audit services, $1,141,600 for audit-related services, $436,000 for tax services, and $1,715,800 for all other services.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation believes in the importance of good corporate governance and the central role played by directors in the governance process. The Corporation believes that sound corporate governance is essential to the well being of the Corporation and its shareholders.

The Corporation is an international financial services holding company, with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Corporation has operations in Canada and internationally through Great-West, London Life and Canada Life, and in the United States through GWL&A and Canada Life. Many of the processes and structures that are required to direct and manage the business and affairs of the Corporation (i.e. prudent and effective corporate governance practices) have been implemented through these subsidiaries.

The Board of the Corporation is currently comprised of 21 Directors, and there are currently four Committees of the Board, namely the Executive Committee, the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. The mandate of the Board is to supervise the management of the business and affairs of the Corporation and the mandate of the Executive Committee is to supervise the management of the business and affairs of the Corporation when the Board is not in session. The primary mandate of the Audit Committee is to review the financial statements of the Corporation and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditors, to oversee the work of the internal auditor, and to review, evaluate and approve the internal control procedures that are implemented and maintained by management. The primary mandate of the Compensation Committee is to approve compensation arrangements, policies and guidelines for employees of the Corporation, to recommend to the Board compensation arrangements for the Directors and for the Co-Presidents and Chief Executive Officers, to administer incentive compensation plans, and to approve succession plans for senior executives. The primary mandate of the Governance and Nominating Committee is to oversee the Corporation's approach to governance issues, to recommend to the Board effective corporate governance policies and processes and to oversee the implementation of those policies and processes, to assess the effectiveness of the Board of Directors and its Committees as well as the contributions of individual directors, and to recommend to the Board candidates for election as directors.

The Board believes that the Corporation's governance system is effective and is appropriate to its circumstances, and that there are in place appropriate structures and procedures to ensure the Board's independence from management.

The following describes the governance practices of the Corporation with specific reference to guidelines promulgated by the Toronto Stock Exchange.

TSX GUIDELINES	GOVERNANCE PROCEDURES AT THE CORPORATION
1. The board should explicitly assume responsibility for the stewardship of the corporation	The Board is responsible for supervising the management of the business and affairs of the Corporation. In fulfilling that responsibility, the Board appoints senior management and delegates to senior management responsibility for the day-to-day management of the business and affairs of the Corporation, provides advice to senior management from time to time, and assesses the ongoing progress of the Corporation and its subsidiaries. The Board has assumed various functions, either directly or through the standing committees of the Board, including the functions referred to below.
and specifically for: (i) adoption of a strategic planning process; (ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage those risks;	The Board oversees the Corporation's strategic planning process and the implementation of the Corporation's overall strategic and business plans, including the scope of operations and business activities and risks, and investments or divestitures of a material nature. The Board and its committees review with senior management on an ongoing basis the Corporation's short-term and long-term objectives and strategic plans, and the implementation of those objectives and plans, and monitor and manage competitive and other business risks.
(iii) succession planning, including appointing, training and monitoring senior management;	The Board appoints the senior management of the Corporation. The Compensation Committee is involved in the succession planning for senior management and reviews the performance of senior management.
(iv) a communications policy; and	It is the Corporation's policy that management seek to respond to shareholders' questions and concerns on a prompt basis, subject to the limitations imposed by law and by the confidentiality of certain information relating to the Corporation. The Corporation also communicates with its shareholders through a variety of means, including its annual reports, quarterly reports and news releases. The Corporation maintains a website at www.greatwestlifeco.com, updated with current corporate information. Statutory disclosure documents such as management information circulars, management's discussion and analyses, and annual information forms are reviewed and, where required, are approved by the Board. At the Corporation's annual meetings, an opportunity is afforded to shareholders to question senior management. The Board believes that the Corporation's communications with its shareholders and the avenues available for shareholders and others interested in the Corporation to make inquiries about the Corporation are timely, responsive and effective.

TSX GUIDELINES	GOVERNANCE PROCEDURES AT THE CORPORATION
(v) the integrity of internal control and management information systems.	The Board, through the Audit Committee, exercises oversight with respect to internal controls. See the response to Guideline 13.
2. A majority of the directors should be "unrelated" to the corporation (i.e. they should be independent of management and free from any interest and any business or other relationship (other than those arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation). The board should also include a number of directors who do not have interests in or relationships with either the corporation or a significant shareholder of the corporation and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	Of the 21 Directors proposed to be nominated for re-election, 19 are unrelated to the Corporation. Two Directors are members of management of the Corporation and are therefore related Directors. Of the 19 unrelated Directors: • 8 Directors are unrelated to the Corporation's significant shareholder and/or its subsidiaries (the "significant shareholder"); • 4 Directors are Directors of the significant shareholder, and are unrelated to the significant shareholder; and • 7 Directors are related to the significant shareholder. Accordingly, there are 12 Directors who are unrelated to both the Corporation and its significant shareholder.
3. The board should be responsible for applying the definition of "unrelated director" to the circumstances of each individual director, for disclosing annually whether the board is constituted with the appropriate number of directors who are not related to the corporation or to the significant shareholder, and for disclosing annually the analysis of the application of the principles supporting this conclusion.	The composition of the Board effectively reflects the make-up of its shareholder base. All of the Corporation's Directors bring with them an interest in and knowledge of the business of the Corporation and of its affiliated companies, which is a benefit to the Corporation and its shareholders. As well, the interests of the Corporation are well served by the experience and expertise in the financial services industry that is brought to the Corporation by those Directors who are officers or Directors of the significant shareholder. As noted in Guideline 2, of the 21 Directors proposed to be nominated for re-election: • 19 are unrelated to the Corporation; and • 12 are unrelated to both the Corporation and its significant shareholder.
4. The board should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated directors, with responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	The Governance and Nominating Committee, which is composed entirely of non-management directors who are unrelated to the Corporation, is responsible for recommending to the Board candidates for election to the Board. Such candidates are chosen according to a variety of criteria, including integrity and reputation, general knowledge, and experience in a particular field. The Corporation believes that a diversity of views and experience enhances the ability of the Board as a whole to fulfill its responsibilities to the Corporation. Directors are not required to be specialists in the affairs of the Corporation or the businesses in which it invests, but are expected to provide the Corporation with the benefit of their business experience, their judgment and their vision.

TSX GUIDELINES	GOVERNANCE PROCEDURES AT THE CORPORATION
5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, of board committees, and of the contributions of individual directors.	The Governance and Nominating Committee is responsible for assessing the effectiveness of the Board, of Board committees, and of the contributions of individual directors.
6. The corporation should provide an orientation and education program for new directors.	The Corporation provides an orientation program for newly elected Directors and provides information for all Directors on the activities of the Corporation and its subsidiaries on an ongoing basis.
7. The board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	The Board examines its size and the size of its Committees and, where appropriate, increases or decreases the number of directors to facilitate effective decision-making. The Directors believe that the current size of the Board and the Board Committees is appropriate and effective in the Corporation's circumstances.
8. The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	The Compensation Committee recommends to the Board for approval compensation arrangements for the Directors after considering time commitment, comparative fees and responsibilities. In the performance of its functions, the Committee may consult with outside compensation experts.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated, although some board committees, such as the executive committee, may include one or more inside directors.	The Corporation's Audit Committee, Compensation Committee and Governance and Nominating Committee, the Audit Committees, Compensation Committees and Governance and Nominating Committees of Great-West, London Life and Canada Life, and the Audit Committee and the Compensation Committee of GWL&A, are composed entirely of non-management Directors who are unrelated (see Guideline 2 above) to those companies. Twelve of the fourteen members of the Corporation's Executive Committee, and all but one member of the Executive Committees of Great-West, London Life, Canada Life and GWL&A, are non-management Directors who are unrelated to those companies.
10. The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.	The Governance and Nominating Committee is responsible for overseeing the Corporation's approach to governance issues, and for recommending to the Board effective corporate governance policies and processes and for overseeing the implementation of those policies and processes.

TSX GUIDELINES	GOVERNANCE PROCEDURES AT THE CORPORATION
11. The board, together with the Chief Executive Officer, should develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities.	A description of the functions of the Board is set out in the response to Guideline 1 above. The Board's stewardship responsibility and certain limits on management's authority are contained in the Corporation's governing statute, the Canada Business Corporations Act. More generally, it is the Board's view that boards and management have separate responsibilities, with the former approving and overseeing and the latter initiating and executing. In addition to those matters that must by law be approved by the Board, management is required to seek Board or Committee approval for major transactions and for investments above certain monetary thresholds.
The board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.	The Board as a whole reviews and approves corporate objectives that the Co-Presidents and Chief Executive Officers are responsible for meeting. The Board evaluates the performance of the Co-Presidents and Chief Executive Officers in the context of the performance of the Corporation and its subsidiaries, their accomplishments in the past year, and the challenges in the year ahead.
12. The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chairman of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities, or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a "lead director".	The Chairman of the Board is not a member of management.

TSX GUIDELINES	GOVERNANCE PROCEDURES AT THE CORPORATION
13. The audit committee should be composed only of outside directors.	The Corporation's Audit Committee, and the Audit Committees of Great-West, London Life, Canada Life and GWL&A, are composed entirely of non-management Directors who are unrelated to those companies.
The role and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	The role and responsibilities of the Audit Committee have been specifically defined by the Board in the Audit Committee's Charter, the text of which has been reproduced in the Corporation's 2004 Annual Information Form. Pursuant to the Charter, the responsibilities of the Audit Committee include reviewing the Corporation's financial statements and public disclosure documents containing financial information, overseeing the work of the external auditor and the internal auditor, reviewing the audit plan, the terms of engagement and the independence of the external auditor, and making a recommendation to the Board regarding the appointment and compensation of the external auditor.
The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	The Audit Committee communicates directly and, from time to time, meets privately, with the Corporation's internal and external auditors.
The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Pursuant to its Charter, the Committee reviews, evaluates and approves the internal control procedures implemented by management and reviews any report from the external and internal auditors on internal controls.
14. The board should implement a system to enable an individual director to engage an outside advisor at the corporation's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Individual Directors may, through and with the approval of the Board Committees on which they serve and at the Corporation's expense, retain outside advisors to assist the Committees in carrying out their duties and responsibilities.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Securityholders may contact the Vice-President, Counsel and Secretary, Canada, 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5 to request copies of the Corporation's financial statements and Management's Discussion & Analysis. Financial information is provided in the Corporation's comparative financial statements and Management's Discussion & Analysis for its most recently completed financial year.

The Corporation reserves the right to charge a reasonable fee if the request is made by a person who is not a securityholder of the Corporation.

The information about the Corporation's Audit Committee required by Section 5.1 of Multilateral Instrument 52-110 may be found under the heading "Audit Committee Information" in the Corporation's 2004 Annual Information Form which has been filed on SEDAR.

PROPOSALS

The Corporation must receive a proposal for any matter that a person entitled to vote proposes to raise at next year's Annual Meeting on or before December 3, 2005.

APPROVAL OF MANAGEMENT PROXY CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

March 3, 2005

S.A. Wagar,
Vice-President, Counsel and
Secretary, Canada

GREAT-WEST LIFECO INC.

Statement of Directors' Attendance

This statement of attendance of Directors at meetings of the Board of Directors and meetings of Board Committees of Great-West Lifeco Inc. covers the period January 1 to December 31, 2004 inclusive.

NAME	BOARD OF DIRECTORS MEETINGS		BOARD COMMITTEE MEETINGS	
	Meetings *(i)*	**Meetings Attended by Director**	**Meetings *(ii)***	**Meetings Attended by Director**
G.S. Asper (1)	8	5	5	2
J.W. Burns (3)	8	8	2	2
O.T. Dackow (3)	8	8	2	2
A. Desmarais (2)(3)	8	7	6	6
P. Desmarais (a)	1	0	N/A	N/A
P. Desmarais Jr. (2)(3)	8	7	6	4
R. Gratton (2)(3)	8	8	6	6
D. Johnson (2)(3)	8	8	6	6
K.P. Kavanagh (3)	8	8	2	2
P. Kruyt	8	8	N/A	N/A
J.B. MacAulay (3)	8	8	2	2
D.F. Mazankowski (3)	8	8	2	2
W.T. McCallum (3)	8	7	2	2
R.L. McFeetors (3)	8	8	2	2
R.L. Moffat (1)(2)	8	7	9	7
J.E.A. Nickerson (1)(3)	8	8	7	7
D.A. Nield	8	8	N/A	N/A
R.J. Orr	8	7	N/A	N/A
G.F. Osbaldeston	8	6	N/A	N/A
M. Plessis-Bélair (3)(b)	8	8	7	7
G. St-Germain (1)(3)	8	7	7	5
G. Veilleux (b)	8	7	5	4

(i) The number in this column represents the number of Board of Directors meetings which were held.
(ii) The number in this column relates to meetings of Board Committees of which the director was a member, and represents the number of such meetings held.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Executive Committee

(a) Appointed Director Emeritus April 29, 2004
(b) Resigned as Member of the Audit Committee November 23, 2004

GREAT-WEST
LIFECO INC.

E1131(04LIFECO)-03/05

PRINTED IN CANADA

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, R. L. McFeetors, Co-President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 17, 2005

"R. L. McFeetors"
Co-President and Chief Executive Officer

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, W. T. McCallum, Co-President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 17, 2005

"W. T. McCallum"
Co-President and Chief Executive Officer

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, W. W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 17, 2005

"W. W. Lovatt"
Vice-President, Finance, Canada

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, M. T. G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 17, 2005

"M. T. G. Graye"
Vice-President, Finance, United States

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

2004 Annual Information Form

DATED March 28, 2005

GREAT-WEST LIFECO INC.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

008.AIF.Lifeco (Final).doc

Great-West Lifeco Inc.

Table of Contents

GENERAL

This Annual Information Form ("AIF") is intended to provide material information about Great-West Lifeco Inc. ("Lifeco") and its business.

Unless otherwise indicated, all information in this AIF is presented as at December 31, 2004. Financial information is presented in accordance with generally accepted accounting principles ("GAAP"), and all amounts are expressed in Canadian dollars.

Incorporation by Reference

Lifeco's 2004 Annual Report ("Annual Report"), which contains Lifeco's Management's Discussion and Analysis ("MD&A"), and the information under the heading "ELECTION OF DIRECTORS" on pages 4 to 15 of Lifeco's March 3, 2005 Management Proxy Circular ("Management Proxy Circular") are hereby incorporated by reference into this AIF and are available on SEDAR at www.sedar.com.

Forward-Looking Information

This AIF and the documents incorporated by reference herein may contain forward-looking statements about Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Lifeco action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

This AIF and the documents incorporated by reference herein may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliation of these non-GAAP financial measures to measures prescribed by GAAP.

CORPORATE STRUCTURE

Name and Incorporation

Lifeco was incorporated under the Canada Business Corporations Act (the "CBCA") on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended to create Non-Cumulative Class A Preferred Shares, Series 1 and Non-Cumulative First Preferred Shares, Series D, Series E, Series F and Series G. The registered office and principal place of business of Lifeco is located at 100 Osborne Street North, Winnipeg, MB, Canada R3C 3A5.

Intercorporate Relationships

The following diagram depicts the relationships between Lifeco and its material subsidiaries. Unless otherwise indicated, all such subsidiaries were incorporated or have been continued under the laws of Canada. Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary. Lifeco also owns 100% of the non-voting securities of London Life Insurance Company ("London Life") and less than 1% of the non-voting securities of The Great-West Life Assurance Company ("Great-West Life").


Great-West Lifeco Inc.
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
Canada Life Financial Corporation
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
The Canada Life Assurance Company
London Life Insurance Company

For a more complete diagram depicting the relationship between Lifeco and its subsidiaries, please refer to page 1 of the Annual Report.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On July 10, 2003, Lifeco acquired all of the outstanding common shares of Canada Life Financial Corporation ("CLFC") that it did not already control for consideration of approximately $7.2 billion, comprised of cash, Lifeco Common Shares, Lifeco Series E First Preferred Shares and Lifeco Series F First Preferred Shares. Lifeco immediately transferred all of the outstanding CLFC common shares to Great-West Life for consideration of approximately $7.2 billion, comprised of cash, Great-West Life common shares, and the assumption of Lifeco debt by Great-West Life. Lifeco has grown dramatically over the last three years, particularly as a result of the acquisition of CLFC.

Lifeco expects that, during the current financial year, it will continue to exploit growth opportunities in Canada and Europe arising as a result of the CLFC acquisition. In the United States, Lifeco will continue to look for opportunities to further grow its existing core business.

For a more detailed description of the general development of Lifeco's business over its last three completed financial years, and the outlook for Lifeco's current financial year, see pages 1 to 47 of the Annual Report.

DESCRIPTION OF THE BUSINESS

General

Lifeco is a financial services holding company with interests in the life insurance, health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe. Its major operating subsidiaries are Great-West Life and London Life in Canada, The Canada Life Assurance Company ("Canada Life") in Canada and in Europe, and Great-West Life & Annuity Insurance Company ("GWL&A") in the United States. Lifeco and its subsidiaries have more than $164 billion in assets under

administration, and as at December 31, 2004 had approximately 18,400 employees worldwide. Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries. However, Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups. Together, Great-West Life, London Life, Canada Life and their subsidiaries serve the financial security needs of 12 million people across Canada.

GWL&A is a leader in providing self funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

The businesses of Lifeco are grouped into reportable segments as follows:

Canada
The Canadian segment includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, Lifeco provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, Lifeco provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Europe
The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. ("LRG"), and their subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities and group insurance in the United Kingdom, and individual insurance, savings and pension products in Ireland. The German operation focuses on pension products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

United States
The United States segment includes the operations of GWL&A as well as the United States branch operations of Great-West Life and Canada Life. This segment includes two primary business units. Through the Healthcare business unit, GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives.

Corporate
The Corporate segment includes various activities not specifically associated with other business units.

Lifeco, through its operating subsidiaries, provides products and services under a number of brands, including the Canada Life brand and the Freedom 55 brand, both of which were acquired in market transactions. The Freedom 55 brand is one of the most recognizable brands in Canada.

Lifeco, through its operating subsidiaries, conducts operations in a number of locations outside of Canada. For the twelve months ended December 31, 2004, of C$34.1 billion of total premiums and deposits, approximately C$19.6 billion, or 57%, were denominated in currencies other than Canadian dollars. Similarly, C$992 million, or 60% of the C$1,660 million total net income, was denominated in foreign currencies. At December 31, 2004 approximately C$47 billion, or 49% of C$95.8 billion of total general fund assets, were denominated in foreign currencies. As a result of its diversified business base, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British Pound Sterling, and the Euro. In 2004, the rate at which the United States dollar operating results of GWL&A were translated into Canadian dollars was $1.5832, which reflected the beneficial impact of forward foreign exchange contracts that had been put in place to hedge against volatility in foreign exchange translation. These contracts expired at the end of 2004. To the extent that USD to CAD translation rates remain at current levels, the Canadian dollar equivalent of the operating results of GWL&A for the current financial year will be correspondingly lower reflecting the strengthened Canadian dollar relative to 2004.

For a further description of Lifeco's business, see 1 to 47 of the Annual Report.

Risk Factors

Lifeco and its operating subsidiaries are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and are influenced by factors both internal and external to the businesses operations. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance Risks
2. Investment or Market Risks
3. Operational Risks
4. Other Risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that risks included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

For a more detailed description of risk factors, see pages 18 to 22 of the Annual Report.

DIVIDENDS

Lifeco does not have a formal dividend policy. The declaration and payment of dividends is at the discretion of the Board of Directors and is dependent on Lifeco's earnings (which are derived from the earnings of its operating subsidiaries), financial condition, capital requirements and other considerations.

In December of 2002, Great-West Life Capital Trust (the "Trust"), an open-ended trust sponsored by Great-West Life, issued 350,000 Great-West Life Trust Securities – Series A (the "GREATs Series A"). Lifeco has agreed that if (i) the Trust fails, in certain circumstances, to pay distributions on the GREATs Series A, and (ii) Great-West Life does not at that time have public preferred shares outstanding, then Lifeco will not pay dividends on its common shares or on its preferred shares until the 12th month following the Trust's failure to so pay the distributions on the GREATs Series A.

The amount of cash dividends paid per share for each of the three most recently completed financial years is as follows:

	Financial Year Ended December 31		
	2004	2003	2002
Lifeco			
Series B First Preferred	-	-	$1.863
Series C First Preferred	-	$1.453	$1.938
Series D First Preferred	$1.175	$1.175	$1.175
Series E First Preferred	$1.200	$0.570	-
Series F First Preferred	$1.475	$0.700	-
Series G First Preferred	$0.385	-	-
Class A Series 1*	$1.042	$1.250	$1.250
Common Shares	$0.685	$0.563	$0.473

* The Lifeco Class A Preferred Shares, Series 1 were redeemed in 2004.

CAPITAL STRUCTURE

General

The authorized capital of Lifeco consists of an unlimited number of First Preferred Shares, issuable in series (the "Lifeco First Preferred Shares"), an unlimited number of Class A Preferred Shares, issuable in series (the "Lifeco Class A Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Lifeco Second Preferred Shares") and an unlimited number of Common Shares (the "Lifeco Common Shares").

As of March 3, 2005, there were issued and outstanding 8,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series D ("Lifeco Series D First Preferred Shares"), 23,868,115 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series E ("Lifeco Series E First Preferred Shares"), 7,957,001 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series F ("Lifeco Series F First Preferred Shares"), 12,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series G ("Lifeco Series G First Preferred Shares") and 890,960,738 Lifeco Common Shares.

Lifeco Common Shares

Each Lifeco Common Share entitles the holder to one vote at all meetings of shareholders (other than meetings exclusively of another class or series of shares), and subject to the rights of holders of Lifeco Class A Preferred Shares, Lifeco First Preferred Shares and Lifeco Second Preferred Shares, to receive any dividend on such share and to participate equally with all other holders of Lifeco Common Shares in the remaining property of Lifeco on dissolution or winding-up. There are no exchange or conversion rights, special liquidation rights, pre-emptive rights or subscription rights attaching to the Lifeco Common Shares.

Lifeco Class A Preferred Shares

The Lifeco Class A Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Class A Preferred Shares of each series rank on a parity with the Lifeco Class A Preferred Shares of every other series and with the Lifeco First Preferred Shares of each series and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco Class A Preferred Shares. The holders of Lifeco Class A Preferred Shares of any series are not entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be required by law or as specifically provided in the provisions attaching to the Lifeco Class A Preferred Shares of such series.

Lifeco First Preferred Shares

The Lifeco First Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates from time to time. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco First Preferred Shares of each series rank on a parity with the Lifeco First Preferred Shares of every other series and with the Lifeco Class A Preferred Shares and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco First Preferred Shares. Subject to the temporary voting rights discussed below, the holders of Lifeco First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be required by law or as specifically provided in the provisions attaching to the Lifeco First Preferred Shares of such series.

Temporary Rights and Obligations

Section 411 of the Insurance Companies Act (Canada) (the "ICA") requires that insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons who do not have a "Significant Interest" in any class of voting shares of the insurance company (the "Public Voting Requirement"). The ICA provides that a person has a Significant Interest in a class of shares where the aggregate of (i) any shares of that class beneficially owned by the person and (ii) any shares of that class beneficially owned by entities controlled by the person, exceeds 10% of all the outstanding shares of that class.

The Public Voting Requirement applicable to Great-West Life has been satisfied by Lifeco by provisions in Lifeco's articles relating to, among other things, the attachment of voting rights to the Lifeco First Preferred Shares and constraints on the issue and transfer of the Lifeco First Preferred Shares. Such provisions currently apply to the Lifeco First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Lifeco Board of Directors determines that it is no longer in the best interests of Lifeco to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period").

The temporary rights and obligations of the holders of Lifeco First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of Lifeco First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of Lifeco during the Temporary Period. Each Lifeco First Preferred Share shall carry such number of votes calculated, from time to time, based on a formula set out in the articles of Lifeco. The formula provides that the number of votes that can be cast by holders of Lifeco Common Shares and holders of Lifeco First Preferred Shares who (i) do not hold a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of Lifeco.

There are restrictions on the voting rights attached to Lifeco First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where Lifeco First Preferred Shares are held by (i) a person who has a Significant Interest in the Lifeco First Preferred Shares as a class, or (ii) an entity controlled by such person owns any Lifeco First Preferred Shares, the voting rights attached to the Lifeco First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, Lifeco First Preferred Shares may neither be issued, nor registered in the securities register of Lifeco as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the Lifeco First Preferred Shares as a class.

Lifeco Series D Preferred Shares

The Lifeco Series D First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.70% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series D First Preferred Shares on or after March 31, 2009 in whole or in part for $25.50 cash per share if redeemed during the 12 month period commencing March 31, 2009, for $25.25 per share if redeemed during the 12 month period commencing March 31, 2010, and for $25.00 per share if redeemed on or after March 31, 2011, in each case plus declared and unpaid dividends. The Lifeco Series D First Preferred Shares are convertible at the option of Lifeco on March 31, 2009, and on each dividend payment date thereafter, into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on The Toronto Stock Exchange (the "TSX") for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after March 31, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series D First Preferred Shares the option to convert their Lifeco Series D First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series D First Preferred Shares are convertible at the option of the holder on and after March 31, 2014 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series D First Preferred Shares into Lifeco Common Shares, Lifeco may elect prior to such conversion to redeem such shares as described above, arrange for the sale of those Lifeco Series D First Preferred Shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series D First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series D First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series D First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series D First Preferred Shares.

Lifeco Series E First Preferred Shares

The Lifeco Series E First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.80% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series E First Preferred Shares on or after September 30, 2009 in whole or in part for $26.00 per share if redeemed during the 12 month period commencing September 30, 2009, for $25.67 if redeemed during the 12 month period commencing September 30, 2010, for $25.33 if redeemed during the 12 month period commencing September 30, 2011 and for $25.00 if redeemed on or after September 30, 2012, in each case plus declared and unpaid dividends. The Lifeco Series E First Preferred Shares are convertible at the option of Lifeco on or after September 30, 2009 into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on and after September 30, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series E First Preferred Shares the option to convert their Lifeco Series E First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series E First Preferred Shares are convertible at the option of the holder on and after September 30, 2013 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00, together with all declared and unpaid dividends, by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series E First Preferred Shares into Lifeco Common Shares, Lifeco may elect prior to such conversion to redeem such shares as described above, arrange for the sale of those Lifeco Series E First Preferred Shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above.

Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series E First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series E First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series E First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series E First Preferred Shares.

Lifeco Series D and Series E First Preferred Shares – Permanence of Capital

The terms and conditions of the Lifeco Series D First Preferred Shares and the Lifeco Series E First Preferred Shares allow the holder to convert to Lifeco Common Shares after a specified period of time. Lifeco, at its option, may redeem these shares before the holders are entitled to convert them to Lifeco Common Shares. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

Lifeco Series F First Preferred Shares

The Lifeco Series F First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 5.90% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series F First Preferred Shares on or after September 30, 2008 in whole or in part for $26.00 per share if redeemed during the 12 month period commencing September 30, 2008, for $25.75 if redeemed during the 12 month period commencing September 30, 2009, for $25.50 if redeemed during the 12 month period commencing September 30, 2010, for $25.25 if redeemed during the 12 month period commencing September 30, 2011 and for $25.00 if redeemed on or after September 30, 2012, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series F First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series F First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series F First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series F First Preferred Shares.

Lifeco Series G First Preferred Shares

The Lifeco Series G First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 5.20% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series G First Preferred Shares on or after December 31, 2009 in whole or in part for $26.00 per share if redeemed during the 12 month period commencing December 31, 2009, for $25.75 per share if redeemed during the 12 month period commencing December 31, 2010, for $25.50 per share if redeemed during the 12 month period commencing December 31, 2011, for $25.25 if redeemed during the 12 month period commencing December 31, 2012, and for $25.00 if redeemed on or after December 31, 2013, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series G First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series G First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series G First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series G First Preferred Shares.

Lifeco Series F and Series G First Preferred Shares – Permanence of Capital

The terms and conditions of the Lifeco Series F First Preferred Shares and the Lifeco Series G First Preferred Shares do not allow the holder to convert to Lifeco Common Shares or otherwise cause Lifeco to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing

that does not have a fixed term. Lifeco, at its option, may redeem the Lifeco Series F First Preferred Shares on or after September 30, 2008, and the Lifeco Series G First Preferred Shares on or after December 31, 2009. Lifeco regards the Lifeco Series F First Preferred Shares and the Lifeco Series G First Preferred Shares as comprising part of its core or permanent capital. As such, Lifeco only intends to redeem the Lifeco Series F First Preferred Shares or the Lifeco Series G First Preferred Shares with proceeds raised from new capital instruments issued during the life of such shares, where the new capital instruments represent equal or greater equity benefit.

Lifeco Second Preferred Shares

The Lifeco Second Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates from time to time. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Second Preferred Shares of each series rank on a parity with the Lifeco Second Preferred Shares of every other series and in priority to the Lifeco Common Shares and any other shares ranking junior to the Lifeco Second Preferred Shares. The holders of Lifeco Second Preferred Shares of any series are not entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be required by law or as specifically provided in the provisions attaching to the Lifeco Second Preferred Shares of such series.

Ratings

The following ratings have been received by Lifeco in connection with its outstanding securities:

	Preferred Shares	Debentures
S&P		
Rating	A-,P-1(low)	A+
Rank	(5) of 20	(5) of 22
Commentary	Obligor's capacity to meet its financial commitment on the obligation is still strong, but is more susceptible to the adverse effects of changes in circumstances than higher rated categories.	Obligor's capacity to meet its financial commitment on the obligation is still strong, but is more susceptible to the adverse effects of changes in circumstances than higher rated categories.
DBRS		
Rating	Pfd-2(High)n	A(High)
Rank	(4) of 16	(5) of 26
Commentary	Preferred shares are of satisfactory credit quality and protection of dividends and principal is still substantial.	Debentures are of satisfactory credit quality and protection of interest and principal is still substantial.
Fitch		
Rating	A	A+
Rank	(6) of 24	(5) of 24
Commentary	Low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong.	Low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong.
AM Best		
Rating	a-	a+
Rank	(7) of 22	(5) of 22
Commentary	Excellent ability to meet the terms of the obligation.	Excellent ability to meet the terms of the obligation.

Moody's		
Rating	Moody's does not rate the securities issued by Lifeco. However, it does provide an Insurance Financial Strength rating to Lifeco's major operating subsidiaries.	Moody's does not rate the securities issued by Lifeco. However, it does provide an Insurance Financial Strength rating to Lifeco's major operating subsidiaries.
Rank[1]		
Commentary		

At the time of the CLFC acquisition in July, 2003, the ratings of Lifeco and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Rating Services ("S&P") and Moody's Investors Service ("Moody's"). Lifeco's ratings were reaffirmed in 2004, with the negative outlooks assigned by S&P and Moody's remaining. During 2004, Lifeco has continued its discussions with both organizations regarding the status of their negative outlooks. They continue to monitor the progress of Lifeco and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Preferred Share Ratings

The preferred share rating is a rating agency's current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation relative to preferred shares issued by other issuers. The rating reflects the rating agency's assessment of the issuer's capacity and willingness to pay dividends and principal on a timely basis.

Issuer Credit Ratings

The ratings assigned to the debentures issued by Lifeco are generally referred to issuer credit ratings. An issuer credit rating is a rating agency's current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation as well as the currency in which the obligation is denominated. Issuer credit ratings typically take into account the likelihood of payment (the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation), the nature of the provisions of the obligation, and the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under laws of bankruptcy and other laws affecting creditor rights.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Lifeco Common Shares and Lifeco First Preferred Shares, Series D, E, F and G, are listed and posted for trading on the TSX. The following tables provide trading price and volume statistics regarding activity in 2004.

Lifeco Common Shares (TSX: GWO)

2004	Closing Price		Volume Traded	
	Low	High	Total	Average
January	$22.13	$24.33	9,631,156	418,746
February	$24.35	$25.60	13,254,426	662,721
March	$24.70	$25.99	6,388,486	277,760
April	$25.18	$26.41	5,495,202	249,782
May	$23.88	$25.10	10,548,482	502,309
June	$23.88	$24.70	9,988,512	454,023
July	$24.00	$25.73	7,990,468	363,203
August	$24.89	$25.75	5,491,320	261,491
September	$25.05	$25.90	8,101,388	368,245
October	$23.85	$25.90	10,691,005	509,095
November	$25.29	$26.60	10,895,674	495,258
December	$25.40	$26.70	8,028,452	349,063

Lifeco Series D First Preferred Shares (TSX: GWO.PR.E)

2004	Closing Price		Volume Traded	
	Low	High	Total	Average
January	$26.35	$27.25	92,149	4,189
February	$26.75	$27.50	124,270	6,214
March	$26.90	$27.99	146,533	6,371
April	$25.50	$27.50	138,310	6,586
May	$25.66	$26.70	137,780	6,889
June	$25.71	$26.98	106,068	4,821
July	$26.13	$26.97	49,997	2,381
August	$26.51	$27.24	73,187	3,659
September	$26.16	$26.97	137,838	6,564
October	$26.41	$27.00	80,587	4,029
November	$27.01	$27.98	271,439	12,338
December	$27.00	$27.65	61,121	2,911

Lifeco Series E First Preferred Shares (TSX: GWO.PR.X)

2004	Closing Price		Volume Traded	
	Low	High	Total	Average
January	$27.25	$28.75	2,032,777	92,399
February	$28.20	$28.55	658,262	32,913
March	$28.14	$29.00	2,332,463	101,411
April	$26.80	$28.65	1,297,870	61,803
May	$26.35	$26.90	918,869	45,943
June	$26.20	$26.80	358,491	16,295
July	$26.80	$27.20	292,021	13,906
August	$26.78	$27.69	621,622	31,081
September	$27.11	$27.50	905,342	43,112
October	$27.16	$28.30	1,572,696	78,635
November	$28.00	$28.25	773,900	35,177
December	$27.65	$28.02	976,437	46,497

Lifeco Series F First Preferred Shares (TSX: GWO.PR.F)

2004	Closing Price		Volume Traded	
	Low	High	Total	Average
January	$27.05	$28.25	1,047,653	47,621
February	$27.65	$28.75	236,609	11,830
March	$28.00	$28.95	669,578	29,112
April	$26.05	$28.80	66,931	3,187
May	$25.50	$26.75	160,184	8,009
June	$25.31	$26.21	76,757	3,489
July	$26.00	$26.70	34,972	1,665
August	$26.09	$27.25	61,622	3,081
September	$26.30	$27.00	37,652	1,793
October	$26.16	$27.05	76,828	3,841
November	$26.55	$28.29	78,732	3,579
December	$27.40	$28.00	101,348	4,826

Lifeco Series G First Preferred Shares (TSX: GWO.PR.G)

2004	Closing Price		Volume Traded	
	Low	High	Total	Average
September	$24.90	$25.20	1,019,667	78,436
October	$25.10	$25.25	765,240	38,262
November	$25.25	$26.11	776,708	35,305
December	$25.69	$27.13	563,741	26,845

DIRECTORS AND OFFICERS

Directors

Information as to the names, province or state and country of residence, offices held with Lifeco, principal occupations, committee memberships, periods of service as directors, and security holdings of Lifeco's directors is set forth under the heading "ELECTION OF DIRECTORS" on pages 4 – 15 of the Management Proxy Circular.

Executive Officers

Name and Place of Residence	*Position and Principal Occupation*
Raymond L. McFeetors Winnipeg, Manitoba, Canada and London, Ontario, Canada	Co-President and Chief Executive Officer of Lifeco since April 2000; President and Chief Executive Officer of Great-West Life, London Insurance Group Inc. ("LIG") and London Life; President and Chief Executive Officer of CLFC and Canada Life since July 2003.
William T. McCallum Greenwood Village, Colorado, USA	Co-President and Chief Executive Officer of Lifeco since April 2000; President and Chief Executive Officer of GWL&A.
Mitchell T. G. Graye Greenwood Village, Colorado, USA	Vice-President, Finance, United States of Lifeco; Executive Vice-President and Chief Financial Officer of GWL&A.
D. Craig Lennox Greenwood Village, Colorado, USA	Vice-President, Counsel and Secretary, United States of Lifeco; Senior Vice-President, General Counsel and Secretary of GWL&A.
William W. Lovatt Winnipeg, Manitoba, Canada	Vice-President, Finance, Canada of Lifeco; Executive Vice-President and Chief Financial Officer of Great-West Life, LIG and London Life; Executive Vice-President and Chief Financial Officer of CLFC and Canada Life since April 2004.

Sheila A. Wagar, Q.C. Winnipeg, Manitoba, Canada	Vice-President, Counsel and Secretary, Canada of Lifeco; Senior Vice-President, General Counsel and Secretary of Great-West Life, LIG and London Life; Senior Vice-President, General Counsel and Secretary of CLFC and Canada Life since March 2005; formerly Secretary of CLFC and Corporate Secretary of Canada Life since July 2003.

Unless otherwise indicated, all of the executive officers have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies identified.

Shareholdings of Directors and Executive Officers

As of March 3, 2005, the directors and executive officers of Lifeco, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,640,668 common shares of Lifeco representing 0.30% of the outstanding voting securities of Lifeco.

To the knowledge of the Directors and the executive officers of Lifeco, as of March 3, 2005, Power Financial Corporation ("Power Financial") controlled, directly or indirectly, 666,665,452 common shares of Lifeco, or 74.83% of the outstanding Lifeco Common Shares, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of Lifeco, and The Honourable Paul Desmarais had voting control of Power Financial, a subsidiary of Power Corporation of Canada ("Power"). Power Financial does not own or control any First Preferred Shares.

Corporate Bankruptcy

Mr. Daniel Johnson, a director of Lifeco, was a director and chairman of the board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which Geneka Biotechnologie Inc. was deemed to have made an assignment in bankruptcy.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of Lifeco is Computershare Trust Company of Canada. The locations where securities of Lifeco are transferable are set forth at page 80 of the Annual Report.

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the external auditor of Lifeco who prepared the Auditors' Report to Shareholders included with the consolidated annual financial statements of Lifeco for the most recently completed financial year. Deloitte & Touche LLP, and its partners and staff, collectively own beneficially, directly or indirectly, less than 1% of any class of the outstanding securities of Lifeco or of an associate or affiliate of Lifeco.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter as approved by the Board of Directors is attached as Appendix A.

Composition of the Audit Committee

The Audit Committee of Lifeco consists of Jerry E.A. Nickerson (Chairman), Gail S. Asper, Randall L. Moffat and Guy St-Germain. Each audit committee member is independent and financially literate within the meaning of Multilateral Instrument 52-110 (Audit Committees).

Relevant Education and Experience

In addition to their general business background and involvement with other companies, the members of the Lifeco Audit Committee have many years of experience as audit committee members with the Lifeco group of companies. In this capacity, they have experience reviewing financial statements and dealing with related accounting and auditing issues. The following sets out the education and experience of each director relevant to the performance of their responsibilities as members of the Lifeco Audit Committee:

Jerry E. A. Nickerson – Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is a Director and Chairman of the Audit Committees of Great-West Life, LIG, London Life, CLFC, Canada Life and GWL&A and has been a member of the Lifeco Audit Committee since 1986 and Chairman since 1994. Mr. Nickerson is also a Director of Power and Power Financial. He holds a Bachelor of Commerce degree from Dalhousie University.

Gail S. Asper – Ms. Asper is a Director and Corporate Secretary of CanWest Global Communications Corporation. She is also President of CanWest Global Foundation and Managing Director of the Asper Foundation, both of which are private charitable foundations. Ms. Asper is active in cultural, health and other not-for-profit organizations. She has held board positions with the Winnipeg Chamber of Commerce, United Way of Winnipeg, Manitoba Theatre Centre, and Canadian Friends of Hebrew University. Ms. Asper led the United Way's 2002 campaign in Winnipeg and is currently leading the creation of the Canadian Museum for Human Rights in Winnipeg. She is also a Director and member of the Audit Committees of Great-West Life, LIG, London Life, CLFC and Canada Life, and has been a member of the Lifeco Audit Committee since 1998. She holds a Bachelor of Arts degree and Bachelor of Laws degree from the University of Manitoba and has several years of experience practicing corporate and commercial law.

Randall L. Moffat - Mr. Moffat is the former Chairman and President of Moffat Communications Ltd. and is a former Director of CTV Television Network Ltd., the Canadian Association of Broadcasters, and the Western Association of Broadcasters. Mr. Moffat has been involved with many not-for-profit organizations, and is former Chairman of the Strategic Planning Committee of United Way of Winnipeg, Past Campaign Chairman of United Way of Winnipeg, former Director of the Manitoba Lotteries Foundation, and former Director of St. John's Ravenscourt School. He is a Director and member of the Audit Committees of Great-West Life, LIG, London Life, CLFC and Canada Life, and has been a member of the Lifeco Audit Committee since 1986.

Guy St-Germain - Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. and has been a director and member of the audit committees of National Bank of Canada, Provigo Inc., General Electric Canada, ADT Security of Canada and Hudson's Bay Company. Mr. St-Germain is a Director and member of the Audit Committees of Great-West Life, LIG, London Life, CLFC and Canada Life, and has been a member of the Lifeco Audit Committee since 1999. He is also a director of Power Financial. He holds a law degree from the University of Montreal and a master's degree in philosophy, politics and economics from Oxford University.

Pre-Approval Policy

On February 1, 2005, the Lifeco Audit Committee adopted a Policy Regarding the Pre-Approval of Services provided by the External Auditor (the "Pre-Approval Policy") for the purpose of identifying, mitigating and/or eliminating potential threats to the independence of the external auditor.

The Pre-Approval Policy prohibits Lifeco or any of its subsidiary entities from engaging the external auditor to provide certain specified non-audit services. Pursuant to the Pre-Approval Policy, all non-audit services that are not specifically prohibited may be provided to Lifeco or any of its subsidiary entities by the external auditor if such services have been pre-approved by the Lifeco Audit Committee and the audit committees of each of Power Financial and Power.

External Auditor Service Fees

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees[1]	10,295,491	8,329,895
Audit-Related Fees[2]	1,141,600	693,465
Tax Fees[3]	436,015	509,192
All Other Fees[4]	1,715,783	3,330,692
Total	13,588,889	12,863,244

1. Audit Fees: These audit fees are for the audits of the financial statements of Lifeco and its subsidiaries and other services normally provided by the external auditor in connection with statutory and regulatory filings. These fees also include amounts for the audits of the financial statements of the segregated funds of Lifeco's insurance subsidiaries and for the audits of the financial statements of partnerships to which Lifeco, its subsidiaries or the segregated funds of Lifeco's insurance subsidiaries are a party.

2. Audit-Related Fees: These audit-related fees are for the reviews of securities filings and other services related to capital market transactions of Lifeco and/or its subsidiaries. These fees also include amounts for the reviews of interim financial statements of Lifeco and/or its subsidiaries and audits/specified procedures mainly related to regulatory filings, internal controls and benefit plans.

3. Tax Fees: These tax fees relate to tax return consultations and assistance for Lifeco and/or its subsidiaries in connection with income taxes, property taxes and commodity taxes.

4. Other Services: These other fees relate to specific engagements including translation services, consulting on accounting issues and the assessment of the design and implementation of internal accounting controls for Lifeco and/or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Lifeco may be found on SEDAR at www.sedar.com.

Additional information in respect of Lifeco, including directors and officers remuneration and indebtedness, principal holders of its securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in Lifeco's consolidated financial statements and MD&A for its most recently completed financial year.

APPENDIX A

GREAT-WEST LIFECO INC.

AUDIT COMMITTEE CHARTER

1.0 COMPOSITION

The Audit Committee (the "***Committee***") of Great-West Lifeco Inc. (the "***Corporation***") shall be composed of not less than three directors of the Corporation, all of whom shall be independent and financially literate within the meaning of the Canadian Securities Administrators Multilateral Instrument.

2.0 PROCEDURAL MATTERS

In connection with the discharge of its duties and responsibilities, the Committee shall observe the following procedures:

(1) **Meetings.** The Committee shall meet at least four times every year, and more often if necessary, to discharge its duties and responsibilities hereunder.

(2) **Advisors.** The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay, at the Corporation's expense, the compensation of such advisors.

(3) **Quorum.** A quorum at any meeting of the Committee shall be two Committee members.

(4) **Secretary.** The Chairman of the Committee, or any person appointed by the Chairman of the Committee, shall act as secretary of meetings of the Committee.

(5) **Calling of Meetings.** A meeting of the Committee may be called by the Chairman of the Committee, by the Chairman of the Board of Directors (the "***Board***"), by a Co-President and Chief Executive Officer, by the external auditor of the Corporation, or by any member of the Committee. When a meeting of the Committee is called by anyone other than the Chairman of the Board, the Chairman of the Committee shall so inform the Chairman of the Board.

3.0 DUTIES AND RESPONSIBILITIES

3.1 **Financial Disclosure.** The Committee shall:

(1) review the Corporation's:

(a) interim and annual financial statements;
(b) interim and annual management's discussions and analyses;
(c) interim and annual earnings press releases;
(d) annual information forms;
(e) prospectuses; and
(f) other documents containing audited or unaudited financial information, at its discretion;

and report thereon to the Board before such documents are approved by the Board and disclosed to the public;

(2) be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure provided by the financial statements, management's discussions and analyses and earnings press releases, and shall periodically assess the adequacy of those procedures;

(3) review, at its discretion, any financial information contained in any reports filed by the Corporation with regulatory authorities in connection with the financial condition of the Corporation; and

(4) review such investments and transactions that could adversely affect the well-being of the Corporation as the external auditor of the Corporation or any officer of the Corporation may bring to the attention of the Committee.

3.2 **External Audit.** The Committee shall:

(1) review the recommendation of management and recommend to the Board the external auditor to be appointed for purposes of preparing or issuing an auditor's report or performing other audit, review or attest services;

(2) review and approve the audit plan, the terms of the external auditor's engagement, the appropriateness and reasonableness of proposed audit fees, and any issues relating to the payment of audit fees, and make a recommendation to the Board with respect to the compensation of the external auditor;

(3) review the independence of the external auditor, including an annual report prepared by the external auditor regarding its independence;

(4) review the external auditor's engagement to ensure that the external auditor is duly appointed as external auditor of each of the Corporation's subsidiary entities, unless in the opinion of the Corporation, after consulting the external auditor, the total assets of the subsidiary entity are not a material part of the total assets of the Corporation, or unless, in the case of a subsidiary entity that carries on its operations in a country other than Canada, the laws of the country do not permit such appointment;

(5) review the recommendation of management and the external auditor for the person designated to conduct the audit;

(6) meet with the external auditor and with management to discuss the audit plan, audit findings, any restrictions on the scope of the external auditor's work, and any problems that the external auditor experiences in performing the audit;

(7) review with the external auditor and management any changes in Generally Accepted Accounting Principles; the quality and the acceptability of major accounting policies and assumptions; alternative treatments of financial information within Generally Accepted Accounting Principles that have been discussed with management, the ramifications of the use of alternative treatments, and the treatment preferred by the external auditor; the presentation and impact of significant risks and uncertainties that could adversely affect the wellbeing of the Corporation; and key estimates and judgments of management; in each case that may be

material to the Corporation's financial reporting;

(8) have the authority to communicate directly with the external auditor;

(9) receive reports directly from the external auditor;

(10) directly oversee the work of the external auditor that is related to the preparation or issue of an auditor's report or other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(11) meet with the external auditor to discuss the annual financial statements (including the report of the external auditor thereon) and the interim financial statements (including the review engagement report of the external auditor thereon);

(12) review the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition;

(13) meet with the external auditor to discuss the investments and transactions referred to in subsection 3.1(4) hereof;

(14) review any management letter containing the recommendations of the external auditor, and the response and follow up by management in relation to any such recommendations;

(15) review any evaluation of the Corporation's internal control over financial reporting conducted by the external auditor, together with management's response;

(16) pre-approve (or delegate such pre-approval to one or more of its independent members) in accordance with the pre-approval policy of the Corporation, all engagements for non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor, together with all non-audit services fees, and consider the impact of such engagements and fees on the independence of the external auditor;

(17) review and approve the Corporation's hiring policy regarding partners, employees and former partners and employees of the present and former external auditor; and

(18) review all issues and statements related to a change of the external auditor and the steps planned by management for an orderly transition.

3.3 **Internal Audit.** The Committee shall:

(1) have the authority to communicate directly with the chief internal auditors;

(2) review periodically the internal audit mandates of the Corporation;

(3) review annually the internal audit plan;

(4) require management to implement and maintain appropriate internal control procedures and review, evaluate and approve those procedures;

(5) meet with the chief internal auditors and with management to discuss the effectiveness of the internal control procedures established for the Corporation; and

(6) review a summary of the chief internal auditors' reports and management's responses and subsequent follow-up to any material risks identified in such reports.

3.4 **Compliance.** The Committee shall:

(1) review reports of the chief compliance officers and chief privacy officers;

(2) meet with the chief compliance officers and chief privacy officers to discuss the effectiveness of existing policies and procedures for compliance with applicable laws and regulations;

(3) monitor compliance with the Code of Conduct; and

(4) review periodically the mandate of the chief compliance officers and chief privacy officers of the Corporation.

3.5 **Accounting Complaints Handling Procedures.** The Committee shall establish procedures for:

(1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(2) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

3.6 **In-Camera Sessions.** The Committee shall periodically meet in-camera alone, and meet separately with each of the external auditor, chief internal auditors and management, as the Committee deems appropriate.

3.7 **Subsidiaries.**

(1) With respect to any Material Operating Subsidiary in the corporate ownership chain between the Corporation and any Direct Subsidiary, the Committee shall review the financial statements of that Material Operating Subsidiary.

(2) With respect to any Direct Subsidiary:

(a) the Committee shall rely on the review and approval of the financial statements of the Direct Subsidiary by the audit committee and the board of directors of the Direct Subsidiary, and on reports or opinions of the external auditor on those financial statements;

(b) the Committee shall receive a copy of the charter of the Direct Subsidiary's audit committee, together with a memorandum summarizing its meeting processes and structure ("Process Memorandum"); and

(c) at each meeting of the Committee, the secretary of the Committee shall table a report from the secretary of the Direct Subsidiary's audit committee confirming that the processes mandated by its charter and Process Memorandum have been followed.

(3) For these purposes:

(a) "***Material Operating Subsidiary***" means an operating subsidiary whose net income represents 10% or more of the net income of the Corporation; and

(b) "***Direct Subsidiary***" means the first Material Operating Subsidiary below the Corporation in a corporate ownership chain that has an audit committee which is comprised of a majority of independent directors.

4.0 AUDITOR'S ATTENDANCE AT MEETINGS

The external auditor shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Corporation, to attend and be heard at any meeting of the Committee. If so requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor.

5.0 ACCESS TO INFORMATION

The Committee shall have access to any information, documents and records that are necessary in the performance of its duties and the discharge of its responsibilities under this Charter.

6.0 REVIEW OF CHARTER

The Committee shall periodically review this Charter and recommend any changes to the Board as it may deem appropriate.

7.0 REPORTING

The Chairman of the Committee shall report to the Board, at such times and in such manner, as the Board may from time to time require on matters subject to the Committee's review and consideration and shall promptly inform the Chairman of the Board of any significant issues raised by the members of the Committee, the internal auditor, the external auditor or the regulators and shall provide the Chairman of the Board with copies of any written reports or letters provided by the external auditor and the regulators to the Committee.

GREAT-WEST LIFECO INC.

BY-LAW NO. 1

(A By-Law to regulate generally the business affairs of the Corporation)

THE GENERAL BY-LAW

PART I

SHAREHOLDERS

Section 1.01. Meetings.

The directors shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders to be held at such place within Canada and at such time as the directors shall determine.

Section 1.02 Notice of Meetings.

Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation. Irregularities in a notice or in the giving thereof or the accidental omission to give notice to, or the non-receipt of a notice by any person entitled thereto shall not invalidate any action taken at the meeting.

Section 1.03. Quorum.

Except as otherwise provided in the articles of the Corporation (which provisions or any amendment thereto are deemed to form part of these By-Laws), the holders of the shares carrying not less than 25% of the voting rights attaching to the outstanding shares of the Corporation entitled to vote at a meeting of shareholders present in person or represented by proxy shall constitute a quorum.

Section 1.04. Chairman of Meetings.

Subject to the provisions of any resolution of the directors, the Chairman of the Board or, in his absence, the President or, in the absence of the foregoing officers, any officer who is also a director designated by the directors for that purpose shall preside at any meeting of the shareholders. If the foregoing officers be absent, the shareholders entitled to vote at such meeting may choose a chairman.

Section 1.05. Procedure at Meetings.

The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters or things, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the shareholders. The chairman may appoint one or more persons to act as scrutineers at any such meeting.

Section 1.06. Voting.

Voting at every meeting of shareholders shall be by a show of hands except where, either before or after any vote by show of hands, a ballot is required by the chairman of the meeting or is demanded by any person present and entitled to vote at the meeting. At every meeting of shareholders all questions proposed for the consideration of shareholders shall be decided by the majority of votes, unless otherwise required by the laws governing the Corporation or by the articles of the Corporation.

Section 1.07. Attendance at Meetings.

The only persons entitled to attend any meeting of shareholders shall be those persons entitled to vote thereat, the directors, the auditor and others who, although not entitled to vote, are entitled or required by the laws governing the Corporation or by the articles of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Section 1.08. Adjournment of Meetings.

The chairman of any meeting of shareholders may at any time during the proceedings adjourn the meeting. Should a quorum not be present at any meeting of shareholders, shareholders present and entitled to vote thereat may adjourn the meeting. Provided a quorum is present, except where otherwise provided in the articles of the Corporation, any business may be transacted at the adjourned meeting which might have been transacted at the original meeting.

PART II

DIRECTORS

Section 2.01. Number.

The Board of Directors shall consist of such number of directors, not greater than the maximum nor less than the minimum set out in the articles of the Corporation, as the directors may determine from time to time.

Section 2.02. Election and Term of Office.

At each annual meeting the shareholders shall elect directors to hold office until the next succeeding annual meeting or until their successors shall be elected or appointed.

Section 2.03. Meetings of Directors and Notices.

As soon as may be practicable after the annual meeting of shareholders there shall be held, without notice, a meeting of such of the newly elected directors as are then present, provided they shall constitute a quorum, for the appointment of officers of the Corporation and the transaction of such other business as may come before the meeting.

Meetings of the directors may be called at any time by or by order of the Chairman of the Board, the President or a majority of the directors, and may be held at the registered office of the Corporation, or at any other place determined by the directors. Notice specifying the place and time of each such meeting shall be delivered to each director or left at his usual residence or usual place of business, or shall be mailed, telegraphed or cabled prepaid, addressed to each director at his address as it appears on the books of the Corporation at least 48 hours prior to the time fixed for such meeting in the case of notice delivered personally or telegraphed or cabled, and at least five days prior to the time fixed for such meeting in other cases. Notice of any meeting or any irregularity in any meeting or the notice thereof may be waived by any director either before or after the meeting is held.

Section 2.04. Quorum.

The directors may from time to time fix the quorum for meetings of directors, but unless so fixed 7 directors shall constitute a quorum and, to the extent required by the laws governing the Corporation, no business shall be transacted unless a majority of the directors present are resident Canadians.

Section 2.05. Remuneration.

Each director may be paid such fees as may be fixed by the directors, and any such remuneration shall be in addition to any salary a director may receive as an officer or employee of the Corporation.

Section 2.06. Chairman.

Subject to the provisions of any resolution of the directors, the Chairman of the Board or, in his absence, the President shall preside at all meetings of the directors. If all of the foregoing officers be absent, the directors present may choose a chairman from among their number. The chairman at any meetings of the directors may vote as a director and in case of an equality of votes the chairman shall have a casting vote in addition to the vote to which he is entitled as a director.

Section 2.07. Participation.

Subject to the laws governing the Corporation, any director may participate at any meeting of directors or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other. In the case of any such participation at any such meeting, each such director so participating shall be deemed to be present as such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting or in the waiver thereof and, in the absence of any such specification, at the place where or from which the chairman of the meeting shall have presided.